BlackRock.

2023 Annual Report

Embracing transformation

2023 AUM


Total AUM[1]
2003
2004
2005
2011
2012
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Reimagining our platform for the future…

BlackRock has led our industry for years by transforming and reimagining ourselves to stay ahead of the needs of our clients and by being ready to seize new opportunities.

In January, we announced two transformational moves in anticipation of changes we see ahead for asset management and the capital markets.

The strategic re-architecture of our organization will simplify and improve how we work and deliver for clients.

As part of this re-architecture, we created a new strategic Global Product Solutions group (GPS). GPS will work to deliver our clients the best solutions across all our investment strategies, asset classes and fund structures while embedding our ETF and index expertise across the firm. We also introduced a new International business structure to drive scale, provide unified leadership and allow us to be simultaneously more global and more local in fast-growing international markets.

And we anticipate our planned acquisition of Global Infrastructure Partners ("GIP") will propel our success in the fast-growing infrastructure market.

The planned combination of BlackRock's infrastructure platform and GIP will provide clients access to investment and operating expertise across the infrastructure landscape. We believe the integrated platform will deliver clients scale and differentiated origination across equity, debt and solutions.

These two transformational changes are the largest since our acquisition of BGI nearly 15 years ago.



The infrastructure imperative

Infrastructure is expected to be one of the fastest-growing segments of private markets in the years ahead. An unprecedented public need for investment in global infrastructure systems, combined with record government deficits, means that private capital will be needed like never before. This supply-demand imbalance creates compelling investment opportunities for our clients. Infrastructure also offers clients the current cash flow and inflation-protected, long-duration investments they need.

Through the future integration of BlackRock and GIP, we aim to connect our clients with bigger and better opportunities, while also accelerating growth, diversifying revenue and generating earnings for our shareholders.

1. BlackRock as of December 31, 2023. Represents total AUM since 2003.
Note: Cover bar chart reflects BlackRock AUM for years ending December 31, 2018 – December 31, 2023.

...with clients always at the center

Everything we do is for our clients. We listen to them, learn from them, and put their needs first.

Thousands of clients, who invest on behalf of millions of individuals around the globe, entrust us with over $10 trillion of their own money. In 2023 alone, BlackRock generated $289 billion of net new client assets.

Understanding our clients' needs and applying that to our vision for the future of our industry has defined our history. That commitment gave rise to the invention and growth of Aladdin. It drove the revolution that made iShares ETFs ubiquitous with tens of millions of investors globally. And it accelerated our ambition to lead in infrastructure private markets, including our planned acquisition of GIP.

More than half of the money BlackRock manages is related to retirement.

So helping people finance retirement is a major focus of ours. BlackRock is committed to building more intuitive, resilient retirement solutions so that more people can save for retirement. We are working with governments and the private sector across dozens of countries to provide our retirement system expertise, insights, products and services.

We see significant opportunity to deepen relationships and consolidate share with our clients as the only partner that can provide integrated investment management and technology across public and private markets, ultimately driving better long-term outcomes.

Helping more and more people experience financial well-being

Launched **iShares LifePath Target Date ETFs**, helping Americans access retirement savings solutions through low-cost ETFs

Made a minority investment in **Upvest**, which creates technology infrastructure to lower the barriers to entry for millions of investors across Europe

Partnered with **Monzo** to provide better access to digital investing in the UK

Announced our agreement to form **Jio BlackRock**, where we see the potential to revolutionize India's asset management industry

Delivering performance

Durable active investment performance contributed to nearly $60B of net inflows across our active platform in 2023

Precise tracking for index and ETFs, with 96%+ of equity and fixed income index AUM within or above applicable tolerance for the 1-, 3- and 5-year periods[2]


Europe, Middle East and Africa $2,479B
Americas ex-U.S. $356B
Asia Pacific $802B
United States $6,372B
Total AUM by Region[1]

1. BlackRock as of December 31, 2023.
2. BlackRock as of December 31, 2023. Past performance is not indicative of future results.

Technology powering the portfolio of the future

Technology Services Revenue

2018

2019

2020

2021

2022

2023

We got our start by helping long-term investors better manage their risk and portfolios in a scaled way using technology.

That is what drove our early investment in Aladdin – and many of the investments we have made since – to enhance our understanding of risk factors to deliver better outcomes for our clients.

In the same way that many of our asset management clients are consolidating their portfolios with fewer managers, our clients are looking to use fewer technology providers. In 2023, BlackRock generated $1.5 billion of technology services revenue. Over 50% of our Aladdin sales were multi-product, as clients increasingly extend their partnership with Aladdin.

Through its dynamic ecosystem of over 130,000 users, the Aladdin platform is constantly innovating and improving. Investments in Aladdin AI copilots, enhancements in openness supporting ecosystem partnerships, and advancing whole portfolio solutions including private markets and digital assets are going to further augment the value of Aladdin.

50%+

of Aladdin sales were across multiple products

130,000+

Aladdin users[1]

100+

specialists in AI-related fields, including optimization, data science, machine learning and natural language processing[1]



Enhancing our operating model through AI

As a technology leader in asset management, we've used AI and related tools including optimization, data science, machine learning and natural language processing for years. We started our AI Labs in 2018 to build technology-first solutions to drive productivity, efficiency and investment performance across our platform.

We've used AI to generate alpha in systematic strategies for decades, and we have more recently been bringing these techniques to alternatives. We use AI to bring operational efficiencies across trade execution, operations and enterprise data management. We empower our people to use AI to provide richer client interactions and build better portfolios. We're now bringing AI to Aladdin to reduce friction in investing and create a seamless end-to-end investment lifecycle for our clients.

1. BlackRock as of December 31, 2023.

Client-first approach to global innovation

Innovation is crucial to how we deliver performance and stay ahead of our clients' needs.

That commitment to innovating and evolving for our clients has been behind everything we've done as a firm, whether it's unlocking new markets through iShares; pioneering whole portfolio advisory; launching Aladdin on the desktops of investors; and so much more.



Private Markets

BlackRock has been successfully scaling our private markets platform, which has more than doubled over the last 5 years. Our global network of relationships, data and analytics, and flexible, adaptable capital mean we can source proprietary deals for our clients and mobilize assets to accelerate innovation and economic growth. At the same time, our increasing momentum in private markets is delivering value for our shareholders through organic asset and revenue growth.

$1.2B

record private markets revenue in 2023

$14B

of private markets net inflows


ETF

Active ETFs

In 2023, BlackRock launched 19 active ETFs, leveraging the benefits of the ETF structure alongside the insights of our portfolio managers to help clients reach the outcomes they seek.

Some of these strategies seek to outperform a benchmark, while others use options strategies to generate income or provide greater downside protection, such as our Buy/Write and Buffer ETFs.

In January 2024, the iShares Bitcoin ETF began trading – another landmark moment that advances ETF innovation and expands access to bitcoin for investors.

We will continue to enable more convenient and cost-effective investment access across asset classes through innovation, risk management and technology.

BlackRock ETF Flows
Nearly 20% of ETF flows from products launched since 2020[1]

1. Bloomberg, BlackRock as of December 31, 2023. Represents net inflows to iShares products launched since 2020 as a proportion of total iShares ETF net inflows in 2023.

Unlocking value for our shareholders

Total Return (%)[1]

1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Almost fifteen years ago, after our transformational acquisition of BGI and iShares, BlackRock stock was 80% held by three large institutions. Today we're proud to have thousands of owners of BlackRock.

Our firm looked different back then. But it is our willingness to reimagine our business and seize opportunities that has accelerated our growth and generated value for our shareholders.

Our shareholder value framework is simple – we focus on generating organic growth, driving operating leverage and returning excess capital to shareholders. Over the last 5 years, clients have entrusted BlackRock with over $1.9 trillion in net new assets, driving organic asset and base fee growth. The powerful simplicity of our business model is that when we deliver value for our clients, we also create more durable value for our shareholders.

Since our IPO in 1999, we have generated a total return of over 9,000%, including nearly 140% in just the last five years – well in excess of peers and broader markets.

We believe we enter 2024 in a stronger position than ever, and all of us at BlackRock are excited about the opportunities ahead for our clients, the firm and our shareholders.

$289B

of total net inflows in 2023

15%+

IRR on share repurchases in last five years

$4.5B+

returned to shareholders through a combination of dividends and share repurchases after investing for growth in 2023

9,000%+[1]

total return on BlackRock's stock since IPO



1. Total return is cumulative and reflective of October 1, 1999 to December 31, 2023 since IPO and December 31, 2018 to December 31, 2023 for last five years, assuming reinvestment of all dividends. Graph includes BlackRock (orange), S&P 500 (pink) and S&P 500 Financials (yellow). Past performance is not indicative of future results.

Annual chairman's letter to investors

Time to rethink retirement

When my mom passed away in 2012, my dad started to decline quickly, and my brother and I had to go through my parents' bills and finances.

Both my mom and dad worked great jobs for 50 years, but they were never in the top tax bracket. My mom taught English at the local state college (Cal Northridge), and my dad owned a shoe store.

I don't know exactly how much they made every year, but in today's dollars, it was probably not more than $150,000 as a couple. So, my brother and I were surprised when we saw the size of our parents' retirement savings. It was an order of magnitude bigger than you'd expect for a couple making their income. And when we finished going over their estate, we learned why: my parents' investments.

My dad had always been an enthusiastic investor. He encouraged me to buy my first stock (the DuPont chemical company) as a teenager. My dad invested because he knew that whatever money he put in the bond or stock markets would likely grow faster than in the bank. And he was right.

I went back and did the math. If my parents had $1,000 to invest in 1960, and they put that money in the S&P 500, then by the time they'd reached retirement age in 1990, the $1,000 would be worth nearly $20,000.[1] That's more than double what they would have earned if they'd just put the money in a bank account. My dad passed away a few months after my mom, in his late 80s. But both my parents could have lived beyond 100 and comfortably afforded it.

Why am I writing about my parents? Because going over their finances showed me something about my own career in finance. I had been working at BlackRock for almost 25 years by the time I lost my mom and dad, but the experience reminded me – in a new and very personal way – why my business partners and I founded BlackRock in the first place.

Obviously, we were ambitious entrepreneurs, and we wanted to build a big, successful company. But we also wanted to help people retire like my parents did. That's why we started an asset manager – a company that helps people invest in the capital markets – because we believed participating in those markets was going to be crucial for people who wanted to retire comfortably and financially secure.

We also believed the capital markets would become a bigger and bigger part of the global economy. If more people could invest in the capital markets, it would create a virtuous economic cycle, fueling growth for companies and countries, which would, in turn, generate wealth for millions more people.

My parents lived their final years with dignity and financial freedom. Most people don't have that chance. But they can. The same kinds of markets that helped my parents in their time can help others in our time. **Indeed, I think the growth- and prosperity-generating power of the capital markets will remain a dominant economic trend through the rest of the 21st Century.**

This letter attempts to explain why.

A brief (and admittedly incomplete) history of U.S. capital markets

In finance, there are two basic ways to get or grow money.

One is the bank, which is what most people historically relied on. They deposited their savings to earn interest or took out loans to buy a home or expand their business. But over time a second avenue for financing arose, particularly in the U.S., with the growth of the capital markets: publicly traded stocks, bonds, and other securities.

I saw this firsthand in the late 1970s and early 1980s when I played a role in the creation of the securitization market for mortgages.

Before the 1970s, most people secured financing for their homes the same way they did in the Christmas classic *It's a Wonderful Life* – through the Building & Loan (B&L). Customers deposited their savings into the B&L, which was essentially a bank. Then that bank would turn around and lend out those savings in the form of mortgages.

In the movie – and in real life – everything works fine until people start lining up at the bank's front door asking for their deposits back. As Jimmy Stewart explained in the film, the bank didn't have their money. It was tied up in somebody else's house.

After the Great Depression, B&Ls morphed into savings & loans (S&Ls), which had their own crisis in the 1980s. Approximately half of the outstanding home mortgages in the U.S. were held by S&Ls in 1980, and poor risk management and loose lending practices led to a raft of failures costing U.S. taxpayers more than $100 billion dollars.[2]

But the S&L crisis didn't cause the American economy lasting damage. Why? Because at the same time the S&Ls were collapsing another method of financing was getting stronger. The capital markets were providing an avenue to channel capital back to challenged real estate markets.

1. Based on a $1,000 investment from January 1960 to December 1990. Assumes reinvestment of all dividends. Past performance is not indicative of future results.

2. Federal Reserve History, Savings and Loan Crisis

This was mortgage securitization.

Securitization allowed banks not just to make mortgages but to sell them. By selling mortgages, banks could better manage risk on their balance sheets and have capital to lend to home buyers, which is why the S&L crisis didn't severely impact American homeownership.

Eventually, the excesses of mortgage securitization contributed to the crash in 2008, and unlike the S&L crisis, the Great Recession did harm home ownership in the U.S. The country still hasn't fully recovered in that respect. But the broader underlying trend – the expansion of the capital markets – was still very helpful for the American economy.

In fact, it's worth considering: Why did the U.S. rebound from 2008 faster than almost any other developed nation? [3]

A big part of the answer is the country's capital markets.

In Europe, where most assets were kept in banks, economies froze as banks were forced to shrink their balance sheets. Of course, U.S. banks had to tighten capital standards and pull back from lending as well. But because the U.S. had a more robust secondary pool of money – the capital markets – the nation was able to recover much more quickly.

Today public equities and bonds provide over 70% of financing for non-financial corporations in the U.S. – more than any other country in the world. In China, for example, the bank-to-capital market ratio is almost flipped. Chinese companies rely on bank loans for 65% of their financing.[4]

In my opinion, this is the most important lesson in recent economic history: **Countries aiming for prosperity don't just need strong banking systems – they also need strong capital markets.**

That lesson is now spreading around the world.

Replicating the success of America's capital markets

Last year, I spent a lot of days on the road, logging visits to 17 different countries. I met with clients and employees. I also met with many policymakers and heads of state, and during those meetings, the most frequent conversation I had was about the capital markets.

More and more countries recognize the power of American capital markets and want to build their own.

Of course, many countries do have capital markets already. There are something like 80 stock exchanges around the world, everywhere from Kuala Lumpur to Johannesburg.[5] But most of these are rather small, with little investment. They're not as robust as the markets in the U.S., and that's what other nations are increasingly looking for.

In Saudi Arabia, for example, the government is interested in building a market for mortgage securitization while Japan and India want to give people new places to put their savings. Today, in Japan, it's mostly the bank. In India, it's often in gold.

When I visited India in November, I met policymakers who lamented their fellow citizens' fondness for gold. The commodity has underperformed the Indian stock market, proving a subpar investment for individual investors. Nor has investing in gold helped the country's economy.

Compare investing in gold with, let's say, investing in a new house. When you buy a home, that creates an economic multiplier effect because you need to furnish and repair the house. Maybe you have a family and fill the house with children. All that generates economic activity. Even when someone puts their money in a bank, there's a multiplier effect because the bank can use that money to fund a mortgage. But gold? It just sits in a safe. It can be a good store of value, but gold doesn't generate economic growth.

This is a small illustration – but a good one – of what countries want to accomplish with robust capital markets. (Or rather, of what they *can't* accomplish without them).

Despite the anti-capitalist strain in our modern politics, most world leaders still see the obvious: No other force can lift more people from poverty or improve quality of life quite like capitalism. No other economic model can help us achieve our highest hopes for financial freedom – whether we want it for ourselves or our country.

That's why the capital markets will be key to addressing two of the mid-21st Century's biggest economic challenges.

1 **The first is providing people what my parents built over time – a secure, well-earned retirement.** This is a much harder proposition than it was 30 years ago. And it'll be a much harder proposition 30 years *from now.* People are living longer lives. They'll need more money. The capital markets can provide it – so long as governments and companies help people invest.

2 **A second challenge is infrastructure. How are we going to build the massive amount the world needs?**

As countries decarbonize and digitize their economies, they're supercharging demand for all sorts of infrastructure, from telecom networks to new ways to generate power. In fact, in my nearly 50 years in finance, I've never seen more demand for energy infrastructure. And that's because many countries have twin aims: They want to transition to lower-carbon sources of power while also achieving energy security. The capital markets can help countries meet their energy goals, including decarbonization, in an affordable way.

3. OCED Economic Surveys: United States (2016)
4. Securities Industry and Financial Markets Association, Capital Markets Fact Book (2023), p.6
5. World Federation of Exchanges, Market Statistics-February 2024, (2024)

Asking the old age question: How do we afford longer lives?

Last year, Japan passed a demographic milestone. The country's population has been aging since the early 1990s as the pool of working-age people has shrunk and the number of elderly has risen. But 2023 was the first time that 10% of their people exceeded 80 years old,[6] making Japan the "oldest country in the world"[7] according to the United Nations.

This is part of the reason the Japanese government is making a push for retirement investment.

Most Japanese keep the bulk of their retirement savings in banks, earning a low interest rate. It wasn't such a bad strategy when Japan was suffering from deflation, but now the country's economy has turned around, with the NIKKEI surging past 40,000 for the first time this month (March 2024).[8]

Most aspiring retirees are missing out on the upswing. The country didn't have anything resembling a 401(k) program until 2001, but even then, the amount of income people could contribute was quite low. So a decade ago, the government launched the Nippon Individual Savings Accounts (NISA) to encourage people to invest even more in retirement. Now they're trying to double NISA's

As populations age, building retirement savings has never been more urgent


2020
130%
120%
110%
100%
90%
80%
70%
60%
50%
% of 2020 National Working Age Population
2010
2020
2030
2040
2050
2060
2070
Peak Year
Australia 2100
India 2048
USA 2053
Mexico 2039
UK 2029
Brazil 2035
Japan 1994

Source: Working-age population (ages 15-64): UN "medium trend"[9]

6. *World Economic Forum,* Ageing and Longevity, *(2023)*
7. *United Nations,* World Population Ageing, *(2017), p.8*
8. *The Wall Street Journal,* Japan's Nikkei Tops 40000 for First Time, Driven by AI Optimism, *(2024)*
9. *Note: 1. Format adapted from Adele M. Hayutin,* New Landscapes of Population Change: A Demographic World Tour *(Hoover Press, 2022). Data from United Nations Population Division, World Population Prospects. (latest refresh 2022), Medium Fertility Projection. 2. Peak year is defined as the year in which working age population reaches its maximum for a country. Sources: United Nations Population Statistics (as of 2022). OECD (as of 06/2023). World Bank (as of 2022).*

enrollment. The goal is 34 million Japanese investors before the end of the decade.[10] It will require the Japanese government to expand their capital markets, which historically had very little retail participation.

Japan isn't alone in helping more of its citizens invest for retirement. BlackRock has a joint venture – Jio BlackRock – with Jio Financial Services, an affiliate of India's Reliance Industries. Over the past 10 years, India has built a huge digital public infrastructure network that connects nearly one billion Indians to everything from healthcare to government payments via their smartphones. Jio BlackRock's goal is to use the same infrastructure to deliver retirement investing (and more).

After all, India is aging, too. The whole world is, albeit at different speeds. Brazil will start seeing more people leave its workforce than enter it by 2035; Mexico will reach peak workforce by 2040; India sometime around 2050.

By the mid-century mark, one-in-six people globally will be over the age of 65, up from one-in-11 in 2019.[11] To support them, governments are going to have to prioritize building out robust capital markets like the U.S. has.

But this isn't to say the U.S. retirement system is perfect. I'm not sure anybody believes that. The retirement system in America needs modernizing, at the very least.

Rethinking retirement in the United States

This was particularly clear last year as the biotech industry pumped out a rush of new, life-extending drugs. Obesity, for example, can take more than 10 years off someone's life expectancy, which is why some researchers think that new pharmaceuticals like Ozempic and Wegovy can be life-extending drugs, not just weight-loss drugs.[12] In fact, a recent study shows that semaglutide, the generic name for Ozempic, can give people with cardiovascular disease an extra two years of life where they don't suffer a major condition like a heart attack.[13]

These drugs are breakthroughs. But they underscore a frustrating irony: **As a society, we focus a tremendous amount of energy on helping people live longer lives. But not even a fraction of that effort is spent helping people afford those extra years.**

It wasn't always this way. One reason my parents had a financially secure retirement was CalPERS, California's state pension system. As a public university employee, my mom could enroll. But pension enrollment has been declining across the country since the 1980s.[14] Meanwhile the federal government has prioritized maintaining entitlement benefits for people my age (I'm 71) even though it might mean that Social Security will struggle to meet its full obligations when younger workers retire.

It's no wonder younger generations, Millennials and Gen Z, are so economically anxious. They believe my generation – the Baby Boomers – have focused on their own financial well-being to the detriment of who comes next. And in the case of retirement, they're right.

Today in America, the retirement message that the government and companies tell their workers is effectively: "You're on your own." And before my generation fully disappears from positions of corporate and political leadership, we have an obligation to change that.

Maybe once a decade, the U.S. faces a problem so big and urgent that government and corporate leaders stop business as usual. They step out of their silos and sit around the same table to find a solution. I participated in something like this after 2008, when the government needed to find a way to unwind the toxic assets from the mortgage crisis. More recently, tech CEOs and the federal government came together to address the fragility of America's semiconductor supply chain. We need to do something similar for the retirement crisis. America needs an organized, high-level effort to ensure that future generations can live out their final years with dignity.

What should that national effort do? I don't have all the answers. But what I do have is some data and the beginnings of a few ideas from BlackRock's work. Because our core business is retirement.

10. *Cabinet Secretariat of Japan*, Doubling Asset-based Income Plan, *(2022), p.2*
11. *United Nations*, UN DESA releases new report on ageing, *(2019)*
12. *The New York Times Magazine*, Can We Live to 200? *(2021)*
13. *National Library of Medicine*, Estimated Life-Years Gained Free of New or Recurrent Major Cardiovascular Events With the Addition of Semaglutide to Standard of Care in People With Type 2 Diabetes and High Cardiovascular Risk, *(2022)*
14. *Source 1: Bureau of Labor Statistics*, Employee Benefits in the United States, *(2023), p.1; Source 2: Bureau of Labor Statistics*, Employee Benefits in Industry, *(1980), p. 6*

More than half the assets BlackRock manages are for retirement.[15] We help about 35 million Americans invest for life after work,[16] which amounts to about a quarter of the country's workers.[17] Many are educators like my mom was. BlackRock helps manage pension assets for roughly half of U.S. public school teachers.[18] And this work – and our similar work around the globe – has given us some insight into how a national initiative to modernize retirement might begin.

We think the conversation starts by looking at the challenge through three different lenses.

- What's the issue from the perspective of a **current worker**, someone who's still trying to save for retirement?
- What about **someone who has already retired?** We have to look at the problem from the retiree's point-of-view — an individual who has already saved enough to stop working but is worried the money will run out.
- But first it's important to look at retirement in America like you'd look at a map of America – a high-level picture of the problem, the kind a national policymaker might look at. **What's the issue for the population as a whole?** (It's demographics).

The demographics don't lie

There's a popular saying in economics: "You just can't fight demographics." And yet, when it comes to retirement, the U.S. is trying anyway.

In wealthy countries, most retirement systems have three pillars. One is what people invest personally (my dad putting his money in the stock market). Another is the plans provided by employers (my mom's CalPERS pension). A third component is what we hear politicians mostly talking about – the government safety net. In the U.S., this is Social Security.

You're probably familiar with the economics behind Social Security. During your working years, the government takes a portion of your income, then after you retire, it sends you a check every month. The idea actually originates from pre-World War I Germany, and these "old-age insurance" programs gradually became popular over the 20th Century largely because the demographics made sense.

Think about someone who was 65 years old in 1952, the year I was born. If he hadn't retired already, that person was probably getting ready to stop working.

But now think about that person's former colleagues, all the people around his age who he'd entered the workforce with back in the 1910s. The data shows that in 1952, most of those people were **not** preparing for retirement *because they'd already passed away.*

This is how the Social Security program functioned: More than half the people who worked and paid into the system never lived to retire and be paid from the system.[19]

Today, these demographics have completely unraveled, and this unraveling is obviously a wonderful thing. We should want more people to live more years. But we can't overlook the massive impact on the country's retirement system.

It's not just that more people are retiring in America; it's also that their retirements are increasing in length. Today, if you're married and both you and your spouse are over the age of 65, there's a 50/50 chance at least one of you will be receiving a Social Security check until you're 90.[20]

All this is putting the U.S. retirement system under immense strain. The Social Security Administration itself says that by 2034, it won't be able to pay people their full benefits.[21]

What's the solution here? No one should have to work longer than

15. BLK Estimates based on AUM as of December 31st, 2021 and Cerulli data as of 2020. ETF assets include only qualified assets based on Cerulli data, and assumes 9.5% of institutionally held ETFs are related to pensions or retirement. Institutional estimates includes assets defined as "related to retirement" and are based on products and clients with a specific retirement mandate (e.g., LifePath, pensions). Estimates for LatAm based on assets managed for LatAm Pension Fund clients, excluding cash.
16. BlackRock as of Dec. 31, 2021. The overall number of Americans is calculated based on estimates of participants in BlackRock's Defined Contribution and Defined Benefit plan clients. The Defined Contribution number is estimated based on data from FERS as well as ISS Market Intelligence BrightScope for active participants across 401(k) and 403(b). Defined Contribution includes plans with over $100M+ in assets where participants have access to one or more BlackRock funds; some may not be invested with BlackRock. The Defined Benefit number is estimated based on data from public filings and Pension & Investments for the total number of participants across the 20 largest U.S. Defined Benefit plans that are not also Defined Contribution clients of BlackRock.
17. *U.S. Bureau of Labor Statistics*, Labor Force Statistics from the Current Population Survey, *(Feb. 2023)*
18. Represents the total number of active public schoolteachers enrolled in defined benefit plans with assets managed by BlackRock. Excludes Virginia, Alaska and Pennsylvania pension clients, as the states' DB plan is not the default plan for its participants. Public school teachers count from the National Center for Education Statistics, projection for 2022 school year. Pensions participation rate based on data from the U.S. Bureau of Labor Statistics: 89% as of March 2022.
19. *Social Security*, Life Tables for the United States Social Security Area 1900-2100, *Figure 3a*
20. *Social Security*, When to Start Receiving Retirement Benefits, *(2023), p.2*
21. *Social Security*, Summary: Actuarial Status of the Social Security Trust Funds, *(2023)*

they want to. But I do think it's a bit crazy that our anchor idea for the right retirement age – 65 years old – originates from the time of the Ottoman Empire.

Humanity has changed over the past 120 years. So must our conception of retirement.

One nation that's rethought retirement is the Netherlands. In order to keep their state pension affordable, the Dutch decided more than 10 years ago to gradually raise the retirement age. It will now automatically adjust as the country's life expectancy changes.[22]

Obviously, implementing this policy elsewhere would be a massive political undertaking. But my point is that we should start having the conversation. *When people are regularly living past 90, what should the average retirement age be?*

Or rather than pushing back when people receive retirement benefits, perhaps there's a more politically palatable idea: *How do we encourage more people who wish to work longer, with carrots rather than sticks? What if the government and the private sector treated 60-plus-year-olds as late-career workers with much to offer rather than people who should retire?*

One way Japan has managed its aging economy is by doing exactly this. They've found new ways to boost the labor force participation rate, a metric that has been declining in the U.S. since the early 2000s.[23] It's worth asking: *How can America stop (or at least, slow) that trend?*

Again, I'm not pretending to have the answers. Despite BlackRock's success helping millions retire, these questions are going to have to be posed to a broader range of investors, retirees, policymakers, and others. Over the next few months, BlackRock will be announcing a series of partnerships and initiatives to do just that, and I invite you to join us.

For workers, make investing (almost) automatic

When the U.S. Census Bureau released its regular survey of consumer finances in 2022, **nearly half of Americans** aged 55 to 65 reported not having a single dollar saved in personal retirement accounts.[24] Nothing in a pension. Zero in an IRA or 401(k).

Why? Well, the first barrier to retirement investing is **affordability**.

Four-in-10 Americans don't have $400 to spare to cover an emergency like a car repair or hospital visit.[25] Who is going to invest money for a retirement 30 years away if they don't have cash for today? No one. That's why BlackRock's foundation has worked with a group of nonprofits to set up an Emergency Savings Initiative. The program has helped mostly low-income Americans put away a total of $2 billion in new liquid savings.[26]

Studies show that when people have emergency savings, they're 70% more likely to invest for retirement.[27] But this is where workers run into another barrier: Investing is complex even if you can afford it.

No one is born a natural investor. It's important to say that because sometimes in the financial services industry we imply the opposite. We make it seem like saving for

22. *Dutch Government*, Why is the state pension age increasing? (translated from Dutch)
23. *U.S. Bureau of Labor Statistics*, Civilian labor force participation rate, *(2000-2024)*

24. *U.S. Census Bureau*, Survey of Income and Program Participation (SIPP), *(2022)*
25. *Federal Reserve*, Economic Well-Being of U.S. Households in 2022, *(2023), p.2*
26. *BlackRock*, Emergency Savings Initiative: Impact and Learnings Report, *(2019-2022), p.2*
27. *BlackRock*, Emergency Savings Initiative: Impact and Learnings Report, *(2019-2022), p.12*

Global Executive Committee

Laurence D. Fink
Chairman and Chief Executive Officer

Robert S. Kapito
President

Joud Abdel Majeid
Global Head of Investment Stewardship

Lance Braunstein
Head of Aladdin Engineering

Susan Chan
Head of Asia Pacific

Samara Cohen
Chief Investment Officer of ETF and Index Investments

Stephen Cohen
Chief Product Officer

Edwin N. Conway
Global Head of Equity Private Markets

Edward J. Fishwick
Chief Risk Officer & Head of the Risk and Quantitative Analysis Group

Robert L. Goldstein
Chief Operating Officer

Charles Hatami
Global Head of the Financial and Strategic Investors Group

Caroline Heller
Global Head of Human Resources

Philipp Hildebrand
Vice Chairman

John Kelly
Global Head of Corporate Affairs

J. Richard Kushel
Head of the Portfolio Management Group

Rachel Lord
Head of International

Christopher J. Meade
General Counsel and Chief Legal Officer

Manish Mehta
Head of BlackRock Global Markets

Sudhir Nair
Global Head of Aladdin

Rick Rieder
Chief Investment Officer of Global Fixed Income

Raffaele Savi
Global Head of BlackRock Systematic

Martin S. Small
Chief Financial Officer

Derek Stein
Global Head of Technology & Operations

Mark K. Wiedman
Head of the Global Client Business

retirement can be a simple task, something anyone can do with a bit of practice, like driving your car to work. Just grab your keys and hop in the driver's seat. But financing retirement isn't so intuitive. The better analogy is if someone dropped a bunch of engine and auto parts in your driveway and said, "Figure it out."

At BlackRock, we've tried to make the investing process more intuitive by inventing simpler products like target date funds. They only require people to make one decision: What year do they expect to retire? Once people choose their "target date," the fund automatically adjusts their portfolio, shifting from higher-return equities to less risky bonds as retirement approaches.[28]

In 2023, BlackRock expanded the types of target date ETFs we offer so people can more easily buy them even if they don't work for employers offering a retirement plan. **There are 57 million people like this in America – farmers, gig workers, restaurant employees, independent contractors – who don't have access to a defined contribution plan.**[29] And while better investment products can help, there are limits to what something like a target date fund can do. Indeed, for most people, the data shows that the hardest part of retirement investing is just getting started.

Other nations make things simpler for their part-time and contract workers. In Australia, employers must contribute a portion of income for every worker between the ages of 18 and 70 into a retirement account, which then belongs to the employee. The Superannuation Guarantee was introduced in 1992 when the country seemed like it was on the path to a retirement crisis. Thirty-two years later, Australians likely have more retirement savings per capita than any other country. The nation has the world's 54th largest population,[30] but the 4th largest retirement system.[31]

Of course, every country is different, so every retirement system should be different. But Australia's experience with Supers could be a good model for American policymakers to study and build on. Some already are. There are about 20 U.S. states – like Colorado and Virginia – that have instituted retirement systems to cover all workers like Australia does, even if they're gig or part-time.[32]

It's a good thing that legislators are proposing different bills and states are becoming "laboratories of retirement." More should consider it. The benefits could be enormous for individual retirees. These new programs could also help the U.S. ensure the long-term solvency of Social Security. That's what Australia found – their Superannuation Guarantee relieved the financial tension in their country's public pension program.[33]

But what about workers who *do* have access to an employer retirement plan? They need support too.

Even among employees who have access to employer plans, 17% don't enroll in them, and the hypothesis among retirement experts is this is ***not*** a conscious choice. People are just busy.

It sounds trivial, but even the hour or so it takes someone to look through their work e-mail inbox for the correct link to their company's retirement system and then select the percentage of their income they want to contribute can be the unclearable hurdle. That's why companies should make a conscious effort to look at what their default option is.

28. *BlackRock*, What are target date funds?
29. *AARP*, New AARP Research: Nearly Half of Americans Do Not Have Access to Retirement Plans at Work, *(2022)*
30. *CIA: The World Factbook*, Country Comparisons: Population *(2023 est.)*
31. *OECD*, Pensions at a Glance 2023, *(2023), p. 222*
32. *Georgetown University Center for Retirement Initiatives*, State-Facilitated Retirement Savings Programs: A Snapshot of Program Design Features, *(2023)*
33. *Parliament of Australia*, Superannuation and retirement incomes

Board of Directors

Laurence D. Fink
Chairman and CEO of BlackRock

Bader M. Alsaad
Chairman of the Board and Director General of the Arab Fund for Economic & Social Development

Pamela Daley
Former Senior Vice President of Corporate Business Development of General Electric Company

William E. Ford
Chairman and CEO of General Atlantic

Fabrizio Freda
President and CEO of the Estée Lauder Companies Inc.

Murry S. Gerber
Lead Independent Director
Former Chairman and CEO of EQT Corporation

Margaret "Peggy" L. Johnson
CEO of Agility Robotics

Robert S. Kapito
President of BlackRock

Cheryl D. Mills
Founder and CEO of BlackIvy Group

Amin H. Nasser
President and CEO of the Saudi Arabian Oil Company

Gordon M. Nixon
Former President and CEO of Royal Bank of Canada

Kristin Peck
CEO of Zoetis, Inc.

Charles H. Robbins
Chairman and CEO of Cisco Systems, Inc.

Marco Antonio Slim Domit
Chairman of Grupo Financiero Inbursa, S.A.B. de C.V.

Hans E. Vestberg
Chairman and CEO of Verizon Communications, Inc.

Susan L. Wagner
Former Vice Chairman of BlackRock

Mark Wilson
Former CEO of Aviva plc and former President and CEO of AIA

Are people automatically enrolled in a plan or not? And how much are they auto-enrolled to contribute? Is it a minimum percentage of their income? Or the maximum?

In 2017, the University of Chicago economist Richard Thaler won the Nobel Prize, in part, for his pioneering work around "nudges" – small changes in policy that can have enormous impact in people's financial lives. Auto-enrollment is one of them. Studies show that the simple step of making enrollment automatic increases retirement plan participation by nearly 50%.[34]

As a nation, we should do everything we can to make retirement investing more automatic for workers. And there are already bright spots. Next year, a new federal law will kick in, requiring employers that set up new 401(k) plans to auto-enroll their new workers. Plus, there are hundreds of major companies (including BlackRock) that have already taken this step voluntarily.

But firms can do even more to improve their employee's financial lives, such as providing some level of matching funds for retirement plans and offering more financial education on the tremendous long-term difference between contributing a small percentage of your income to retirement versus the maximum. I also think we should make it easier for workers to transfer their 401(k) savings when they switch jobs. There is a menu of options here, and we need to explore all of them.

For retirees, help them spend what they saved

In 2018, BlackRock commissioned a study of 1,150 American retirees. When we dug into the data, we found something unexpected – even paradoxical.

The survey showed that after nearly two decades of retirement, the average person still had 80% of their pre-retirement money saved. We're talking about people who were probably between the ages of 75 and 95. If they had invested for retirement, they were likely sitting on more than enough money for the rest of their lives. And yet the data also showed that they were anxious about their finances. Only 32% reported feeling comfortable about spending what they saved.[35]

This retirement paradox has a simple explanation: Even people who know how to save for retirement still don't know how to *spend* for it.

In the U.S., this problem's roots stretch back more than four decades when employers began switching from defined benefit plans – pensions – to defined contribution plans like 401(k)s.

In a lot of ways, pensions were much simpler than the 401(k). You had a job somewhere for 20 or 30 years. Then when you retired, your pension paid you a set amount – a defined benefit – every month.

When I entered the workforce in the 1970s, 38% of Americans had one of these defined benefit plans, but by 2008 the percentage had been cut almost in half.[36] Meanwhile, the fraction of Americans with defined contribution plans almost quadrupled.[37]

This should have been a good thing. Beginning with the Baby Boomers, fewer and fewer workers spent their entire careers in one place, meaning they needed a retirement option that would follow them from job to job. In theory, 401(k)s did that. But in practice? Not really.

Anyone who's switched jobs knows how unintuitive it is to transfer your retirement savings. In fact, studies show that about 40% of employees cash out their 401(k)s when they switch jobs, putting themselves back at the starting line for retirement savings.[38]

The real drawback of defined contribution was that it removed most of the retirement responsibility from employers and put it squarely on the shoulders of the employees themselves. With pensions, companies had a very clear obligation to their workers. Their retirement money was a financial liability on the corporate balance sheet. Companies knew they'd have to write a check every month to each one of their retirees. But defined contribution plans ended that, forcing retirees to trade a steady stream of income for an impossible math problem.

Because most defined contribution accounts don't come with instructions for how much you can take out every month, individual savers first must build up a nest-egg, then spend down at a rate that will last them the rest of their lives. But who really knows how long that will be?

34. *Human Interest*, The power of 401(k) automatic enrollment, *(2024)*
35. *BlackRock*, To spend or not to spend? *(2023), p. 2-5*
36. *Source 1: The Wall Street Journal*, The Champions of the 401(k) Lament the Revolution They Started, *(2017); Source 2: Social Security Office of Retirement and Disability Policy*, The Disappearing Defined Benefit Pension and Its Potential Impact on the Retirement Incomes of Baby Boomers, *(2009)*
37. *U.S. Chamber of Commerce*, Statement of the U.S. Chamber of Commerce, *(2012), p. 3*
38. *Harvard Business Review*, Too Many Employees Cash Out Their 401(k)s When Leaving a Job, *(2023)*

Put simply, the shift from defined benefit to defined contribution has been, for most people, a shift from financial certainty to financial *un*certainty.

That's why around the same time we saw the data that retirees were nervous about spending their savings, we started wondering: Was there something we could do about it? Could we develop an investment strategy that provided the flexibility of a 401(k) investment but also the potential for a predictable, paycheck-like income stream, similar to a pension?

It turns out, we could. That strategy is called LifePath Paycheck™, which will go live in April. As I write this, 14 retirement plan sponsors are planning to make LifePath Paycheck™ available to 500,000 employees. I believe it will one day be the most used investment strategy in defined contribution plans.

We're talking about a revolution in retirement. And while it may happen in the U.S. first, eventually other countries will benefit from the innovation as well. At least, that is my hope. Because while retirement is mainly a saving challenge, the data is clear: It's a spending one too.

Fear vs. hope

Before I conclude this section on retirement, I want to share a few words about one of the largest barriers to investing for the future. In my view, it's not just affordability or complexity or the fact that people are too busy to enroll in their employer's plan.

Arguably the biggest barrier to investing for retirement – or for anything – is fear.

In finance, we sometimes think of "fear" as a fuzzy, emotional concept – not as a hard economic data point. But that's what it is. Fear is as important and actionable a metric as GDP. After all, investment (or lack thereof) is just a measure of fear because no one lets their money sit in a stock or a bond for 30 or 40 years if they're afraid the future is going to be worse than the present. That's when they put their money in a bank. Or underneath the mattress.

This is what happens in many countries. In China, where new surveys show consumer confidence has dropped to its lowest level in decades, household savings have reached their highest level on record – nearly $20 trillion – according to the central bank.[39] China has a savings rate of about 30%. Nearly a third of all money earned is socked away in cash in case it's needed for harder times ahead. The U.S., by comparison, has a savings rate in the single digits.[40]

America has rarely been a fearful country. Hope has been the nation's greatest economic asset. People put their money in American markets for the same reason they invest in their homes and businesses – because they believe this country will be better tomorrow than it is today.

This big, hopeful America has been the one I've known my whole life, but over the past few years, especially as I've had more grandchildren, I've started to ask myself: Will they know this version of America, too?

As I was finishing this letter, *The Wall Street Journal* published an article that caught my attention. It was titled "The Rough Years that Turned Gen Z into America's Most Disillusioned Voters," and it included some eye-catching – and really disheartening – data.

The article showed that from the mid-1990s through most of the early 21st Century, most young people – around 60% of high school seniors, to be specific – believed they'd earn a professional degree, would land a good job, and go on to be wealthier than their parents. They were optimistic. But since the pandemic, that optimism has fallen precipitously.

Compared with 20 years ago, the current cohort of young Americans is 50% more likely to question whether life has a purpose. Four-in-10 say it's "hard to have hope for the world."[41]

I've been working in finance for almost 50 years. I've seen a lot of numbers. But no single data point has ever concerned me more than this one.

The lack of hope worries me as a CEO. It worries me as a grandfather. But most of all, it worries me as an American.

If future generations don't feel hopeful about this country and their future in it, then the U.S. doesn't only lose the force that makes people want to invest. America will lose what makes it America. Without hope, we risk becoming just another place where people look at the incentive structure before them and decide that the safe choice is the only choice. We risk becoming a country where people keep their money under the mattress and their dreams bottled up in their bedroom.

How do we get our hope back?

Whether we're trying to solve retirement or any other problem, that is the first question we have to ask, although I readily admit

39. *The Wall Street Journal*, Why China's Middle Class Is Losing Its Confidence, (2024)
40. *The Wall Street Journal*, Covid-Era Savings are Crucial to China's Economic Recovery, *(2023)*
41. *The Wall Street Journal*, The Rough Years That Turned Gen Z Into America's Most Disillusioned Voters, *(2024)*

that I do not have the solution. I look at the state of America – and the world – and I am as answerless as everyone else. There's so much anger and division, and I often struggle to wrap my head around it.

What I do know is that any answer has to start by bringing young people into the fold. The same surveys that show their lack of hope also show their lack of confidence – far less than any previous generation – in every pillar of society: in politics, government, the media, and in corporations. Leaders of these institutions (I am one) should be empathetic to their concerns.

Young people have lost trust in older generations. The burden is on us to get it back. And maybe investing for their long-term goals, including retirement, isn't such a bad place to begin.

Perhaps the best way to start building hope is by telling young people, "You may not feel very hopeful about your future. But we do. And we're going to help you invest in it."

The new infrastructure blueprint: steel, concrete, and public-private partnership

I started traveling to London in the 1980s, and back then, if you had a choice between the city's two major international airports – Heathrow or Gatwick – you probably chose Heathrow. Gatwick was farther from the city. It was also in a comparative state of disrepair.

But things changed in 2009 when Gatwick was purchased by Global Infrastructure Partners (GIP). They increased runway capacity and instituted commonsense changes, like oversized luggage trays that cut security screening times by more than half.

"The thing about infrastructure businesses… is a lot of them tend not to focus on customer service," GIP's CEO Bayo Ogunlesi told the *Financial Times*. GIP wanted to make Gatwick different. In the process, they also turned the airport into a prime example of how infrastructure will be built and run in the 21st Century – with private capital.[42]

In the U.S., people tend to think of infrastructure as a government endeavor, something built with taxpayer funds. But because of one very big reason that I'll dive into momentarily, that won't be the primary way infrastructure is built in the mid-21st Century. Rather than only tapping government treasuries to build bridges, power grids, and airports, the world will do what Gatwick did.

The future of infrastructure is public-private partnership.

Debt matters

The $1 trillion infrastructure sector is one of the fastest growing segments of the private markets, and there are some undeniable macroeconomic trends driving this growth. In developing countries, people are getting richer, boosting demand for everything from energy to transportation while in wealthy countries, governments need to both build new infrastructure and repair the old.

Even in the U.S., where the Biden Administration has signed generational infrastructure investments into law, there's still $2 trillion worth of deferred maintenance.[43]

How will we pay for all this infrastructure? The reason I believe it'll have to be some combination of public and private dollars is that funding probably cannot come from the government alone. The debt is just too high.

From Italy to South Africa, many nations are suffering the highest debt burdens in their history. Public debt has tripled since the mid-1970s, reaching 92% of global GDP in 2022.[44] And in America, the situation is more urgent than I can ever remember. Since the start of the pandemic, the U.S. has issued roughly $11.1 trillion of new debt,[45] and the amount is only part of the issue. There's also the interest rate the Treasury needs to pay on it.

Three years ago, the rate on a 10-year Treasury bill was under 1%. But as I write this, it's over 4%, and that 3-percentage-point increase is very dangerous. Should the current rates hold, it amounts to an extra trillion dollars in interest payments over the next decade.[46]

Why is this debt a problem now? Because historically, America has paid for old debt by issuing new debt in the form of Treasury securities. It's a workable strategy so long as people want to buy those

42. *Financial Times*, How Adebayo Ogunlesi's contrarian bet led to $12.5bn BlackRock tie-up, *(2024)*
43. *American Society of Civil Engineers (ASCE)*, 2021 Report Card For America's Infrastructure, *(2021), p. 5*
44. *International Monetary Fund*, Global Debt Is Returning to its Rising Trend, *(2023)*
45. *Fiscal Data: U.S. Treasury*, Debt to the Penny, *(Debt was $23.4T in March 2020 and $34.5T in March 2024)*
46. *The Wall Street Journal*, A $1 Trillion Conundrum: The U.S. Government's Mounting Debt Bill, *(2024)*

securities — but going forward, the U.S. cannot take for granted that investors will want to buy them in such volume or at the premium they currently do.

Today, around 30%[47] of U.S. Treasury securities are held by foreign governments or investors. That percentage will likely go down as more countries build their own capital markets and invest domestically.

More leaders should pay attention to America's snowballing debt. There's a bad scenario where the American economy starts looking like Japan's in the late 1990s and early 2000s, when debt exceeded GDP and led to periods of austerity and stagnation. A high-debt America would also be one where it's much harder to fight inflation since monetary policymakers could not raise rates without dramatically adding to an already unsustainable debt-servicing bill.

But is a debt crisis inevitable? No.

While fiscal discipline can help tame debt on the margins, it will be very difficult (both politically and mathematically) to raise taxes or cut spending at the level America would need to dramatically reduce the debt. But there is another way out beyond taxing or cutting, and that's **growth**. If U.S. GDP grows at an average of 3% (in real, not nominal terms) over the next five years, that would keep the country's debt-to-GDP ratio at 120% – high, but reasonable.

I should be clear: 3% growth is a very tall order, especially given the country's aging workforce. It will require policymakers to shift their focus. We can't see debt as a problem that can be solved only through taxing and spending cuts anymore. Instead, America's debt efforts have to center around **pro-growth policies**, which include tapping the capital markets to build one of the best catalysts for growth: infrastructure. Especially energy infrastructure.

Energy pragmatism

Roads. Bridges. Ports. Airports. Cell towers. The infrastructure sector contains multitudes, but the multitude where BlackRock sees arguably the greatest demand for new investment is energy infrastructure.

Why energy? Two things are happening in the sector at the same time.

The first is the **"energy transition."** It's a mega force, a major economic trend being driven by nations representing 90% of the world's GDP.[48] With wind and solar power now cheaper in many places than fossil-fuel-generated electricity, these countries are increasingly installing renewables.[49] It's also a major way to address climate change. This shift – or *energy transition* – has created a ripple effect in the markets, creating both risks and opportunities for investors, including BlackRock's clients.

I started writing about the transition in 2020. Since then, the issue has become more contentious in the U.S. But outside that debate, much is still the same. People are still investing heavily in decarbonization. In Europe, for example, net-zero remains a top investment priority for most of BlackRock's clients.[50] But now the demand for clean energy is being amplified by something else: a focus on **energy security**.

Governments have been pursuing energy security since the oil crisis of the 1970s (and probably as far back as the early Industrial Revolution), so this is not a new trend. In fact, when I wrote my original 2020 letter about sustainability, I also wrote to our clients that countries would still need to produce oil and gas to meet their energy needs.

To be energy secure, I wrote, most parts of the globe would need "to rely on hydrocarbons for a number of years." [51]

Then in 2022, Putin invaded Ukraine. The war lit a fresh spark under the idea of energy security. It disrupted the world's supply of oil and gas causing massive energy inflation, particularly in Europe. The UK, Norway, and the 27 EU countries had to collectively spend 800 billion euros subsidizing energy bills.[52]

This is part of the reason I'm hearing more leaders talk about decarbonization and energy security together under the joint banner of what you might call **"energy pragmatism."**

Last year, as I mentioned, I visited 17 countries, and I spent a lot of time talking to the people who are responsible for powering homes and businesses, everybody from prime ministers to energy grid operators. The message I heard was completely opposite to what

47. *US Department of Treasury*, Table 5: Major Foreign Holders of Treasury Securities
48. *As of March 2024. Net Zero Tracker, https://zerotracker.net (last visited March 18th, 2024)*
49. *Associated Press News*, The year in clean energy: Wind, solar and batteries grow despite economic challenges, *(2023)*
50. *BlackRock iResearch Services global survey, sample size n=200, May-June 2023. Survey covered institutional investors' attitudes, approaches, barriers, and opportunities regarding transition investing. 83% of EMEA respondents surveyed have net zero by 2050 or other date as a transition objective across their portfolio.*
51. *BlackRock's 2020 Letter to Clients*, Sustainability as BlackRock's New Standard for Investing, *(2020)*
52. *Reuters*, Europe's spend on energy crisis nears 800 billion euros, *(2023)*

you often hear from activists on the far left and right who say that countries have to choose between renewables and oil and gas. These leaders believe that the world still needs both. They were far more pragmatic about energy than dogmatic. Even the most climate conscious among them saw that their long-term path to decarbonization will include hydrocarbons, albeit it less of them, for some time to come.

Germany is a good example of how energy pragmatism is still a path to decarbonization. It's one of the countries most committed to fighting climate change and has made enormous investments in wind and solar power. But sometimes the wind doesn't blow in Berlin, and the sun doesn't shine in Munich. And during those windless, sunless periods, the country still needs to rely on natural gas for "dispatchable power." Germany used to get that gas from Russia, but now it needs to look elsewhere. So, they're building additional gas facilities to import from other producers around the world.[53]

Or look at Texas. They face a similar energy challenge – not because of Russia but because of the economy. The state is one of the fastest growing in the U.S.,[54] and the additional demand for power is stretching ERCOT, Texas' energy grid, to the limit.[55]

Today, Texas runs on 28% renewable energy[56] – 6% more than the U.S. as a whole.[57] But without an additional 10 gigawatts of dispatchable power, which might need to come partially from natural gas, the state could continue to suffer devastating brownouts. In February, BlackRock helped convene a summit of investors and policymakers in Houston to help find a solution.

Texas and Germany are great illustrations of what the energy transition looks like. As I wrote in 2020, the transition will only succeed if it's "fair." Nobody will support decarbonization if it means giving up heating their home in the winter or cooling it in the summer. Or if the cost of doing so is prohibitive.

Since 2020, economists have popularized better language to describe what a fair transition actually means. One important concept is the "green premium." It's the surcharge people pay for "going green": For example, switching from a car that runs on gas to an electric vehicle. The lower the green premium, the fairer decarbonization will be because it'll be more affordable.

This is where the power of the capital markets can be unleashed to great effect. Private investment can help energy companies reduce the cost of their innovations and scale them around the world. Last year, BlackRock invested in over a dozen of these transition projects on behalf of our clients. We partnered with developers in Southeast Asia aiming to build over a gigawatt of solar capacity (enough to power a city) in both Thailand and the Philippines.[58] We also invested in Lake Turkana Wind Power, Africa's largest windfarm. It's located in Kenya and currently accounts for about 12% of the country's power generation.[59]

There are also earlier-stage technologies, like a giant "hot rock" battery being built by Antora Energy. The company heats up blocks of carbon with wind or solar power during parts of the day when renewable energy is cheap and abundant. These "thermal batteries" reach up to 2,400 degrees Celsius and glow brighter than the sun.[60] Then, that heat is used to power giant industrial facilities around-the-clock, even when the sun isn't shining, or the wind isn't blowing.

BlackRock invested in Antora through Decarbonization Partners, a partnership we have with the investment firm, Temasek. Our funding will help Antora scale up to deliver billions of dollars worth of zero-emission energy to industrial customers.[61] (One day, their thermal batteries might help solve the kind of dispatchable power problem that Texas and Germany are facing – but without carbon emissions).

The final technology I'll spotlight is carbon capture. Last year, one of BlackRock's infrastructure funds invested $550 million in a project called STRATOS, which will be the world's largest direct air capture facility when construction is completed in 2025.[62] Among the more interesting aspects of the project is who's building the facility: Occidental Petroleum, the big Texas oil company.

53. *The New York Times*, Germany Announces New L.N.G. Facility, Calling It a Green Move from Russian Energy, *(2022)*
54. *Texas Fall 2023 Economic Forecast*
55. *Federal Reserve Bank of Dallas*, Texas electrical grid remains vulnerable to extreme weather events, *(2023)*
56. *U.S. Energy Information Administration: Electricity Data Browser*
57. *U.S. Energy Information Administration*, Solar and wind to lead growth of U.S. power generation for the next two years, *(2024)*
58. *BlackRock Alternatives, CFP, 2023*
59. *Kenya Power*, Annual Report & Financial Statements, *(2022)*
60. *Reuters*, BlackRock, Temasek-led group invest $150 mln in thermal battery maker Antora, *(2024)*
61. *Business Wire*, Antora Energy Raises $150 Million to Slash Industrial Emissions and Spur U.S. Manufacturing, *(2024)*
62. *Oxy*, Occidental and BlackRock Form Joint Venture to Develop STRATOS, the World's Largest Direct Air Capture Plant, *(2023)*

The energy market isn't divided the way some people think, with a hard split between oil & gas producers on one side and new clean power and climate tech firms on the other. Many companies, like Occidental, do both, which is a major reason BlackRock has never supported divesting from traditional energy firms. They're pioneers of decarbonization, too.

Today, BlackRock has more than $300 billion invested in traditional energy firms on behalf of our clients. Of that $300 billion, more than half – $170 billion – is in the U.S.[63] We invest in these energy companies for one simple reason: It's our clients' money. If they want to invest in hydrocarbons, we give them every opportunity to do it – the same way we invest roughly $138 billion in energy transition strategies for our clients. That's part of being an asset manager. We follow our clients' mandates.

But when it comes to energy, I also understand why people have different preferences in the first place. Decarbonization and energy security are the two macroeconomic trends driving the demand for more energy infrastructure. Sometimes they're competing trends. Other times, they're complementary, like when the same advanced battery that decarbonizes your grid can also reduce your dependence on foreign power.

The point is: The energy transition is not proceeding in a straight line. As I've written many times before, it's moving in different ways and at different paces in different parts of the world. At BlackRock, our job is to help our clients navigate the big shifts in the energy market no matter where they are.

BlackRock's next transformation

One way we're helping our clients navigate the booming infrastructure market is by transforming our company. I began this section by writing about the owners of Gatwick Airport, GIP. In January, BlackRock announced our plans to acquire them.

Why GIP? BlackRock's own infrastructure business had been growing rapidly over the past several years. But to meet demand, we realized we needed to grow even faster.

It's not just debt-strapped governments that need to find alternate pools of financing for their infrastructure. Private sector firms do too. All over the world, there's a vast infrastructure footprint that's owned and operated entirely by private companies. Cell towers are a good example. So are pipelines that deliver the feedstocks for chemical companies. Increasingly, the owners of these assets prefer to have a financing partner, rather than carrying the full cost for the infrastructure on their balance sheet.

I had been thinking about this trend and called an old colleague, Bayo Ogunlesi.

Both Bayo and I started our careers in finance at the investment bank First Boston. But our paths diverged. I lost $100 million on a series of bad trades at First Boston and…well, nobody needs to hear that story again. But it led me (and my BlackRock partners) to pioneer better risk management for fixed income markets. Meanwhile, Bayo and his team were pioneering modern infrastructure investing in the private markets.

Now, we plan to join our forces again. I think the result will be better opportunities for our clients to invest in the infrastructure that keeps our lights on, planes flying, trains moving, and our cell service at the maximum number of bars.

More about BlackRock's work in 2023

In this letter, I've shared my view that the capital markets are going to play an even bigger role in the global economy. They'll have to if the world wants to address the challenges around infrastructure, debt, and retirement. These are the major economic issues of the mid-21st Century. We're going to need the power of capitalism to solve them.

The way BlackRock figures into that story is through our work with clients. We want to position them well to navigate these trends, which is why we've tried to stay more connected to our clients than ever.

Over the past five years, thousands of clients on behalf of millions of individuals have entrusted BlackRock with managing over $1.9 trillion in net new assets. Thousands also use our technology to better understand the risks in their portfolios and support the growth and commercial agility of their own businesses. Years of organic growth, alongside the long-term growth of the capital markets, underpin our $10 trillion

63. As of June 30, 2022. "Energy companies" refers to corporations classified as belonging to the GICS-1 Energy Sector.

of client assets, which grew by over $1.4 trillion in 2023.

In good times and bad, whether clients are focused on increasing or decreasing risk, our consistent industry-leading organic growth demonstrates that clients are consolidating more of their portfolios with BlackRock. In 2023, our clients awarded us with $289 billion in net new assets during a period of rapid change and significant portfolio de-risking.

BlackRock's differentiated business model has enabled us to continue to grow with our clients and maintain positive organic base fee growth. We've grown regardless of the market backdrop and even as most of the industry experienced outflows.

I think back to 2016 and 2018 when uncertainty and cautious sentiment impacted investment behavior among institutions and individuals. Many clients de-risked and moved to cash. BlackRock stayed connected with our clients. We stayed rigorous in driving investment performance, innovating new products and technologies, and providing advice on portfolio design. Once clients were ready to step back into the markets more actively, they did it with BlackRock – leading to new records for client flows, and organic base fee growth at or above our target.

Flows and organic base fee growth accelerated into the end of 2023. We saw $96 billion of total net inflows in the fourth quarter and entered 2024 with great momentum.

In 2024, I plan to do what I did in 2023 – spend a lot of time on the road visiting clients. I've already taken several trips in the U.S. and around the world, and it's clearer than ever that companies and clients want to work with BlackRock.

For companies where we are investing on behalf of our clients, they appreciate that we typically provide long-term, consistent capital. We often invest early, and we stay invested through cycles whether it's debt or equity, pre-IPO or post-IPO. Companies recognize BlackRock's global relationships, brand, and expertise across markets and industries. This makes us a valuable partner, and in turn supports the sourcing and performance we can provide for clients.

Over the past 18 months, we've sourced and executed on a number of deals for clients. In addition to the STRATOS direct air capture project, our funds partnered with AT&T on the Gigapower JV to build out broadband in communities across the U.S. We also made investments globally, including in Brasol (Brazil), AirFirst (South Korea), Akaysha Energy (Australia), and the Lake Turkana Wind Farm (Kenya).

Our ability to source deals for clients is a primary driver of demand for BlackRock private markets strategies. These strategies saw $14 billion of net inflows in 2023, driven by infrastructure and private credit. We continue to expect these categories to be our primary growth drivers within alternatives in the coming years.

Our active investment insights, expertise and strong investment performance similarly differentiate BlackRock in the market. We saw nearly $60 billion of active net inflows in 2023, compared with industry outflows.

In ETFs, BlackRock generated an industry-leading $186 billion of net inflows in 2023. Our leadership in the ETF industry is another testament to our global platform and connectivity with clients.

What we have seen in market after market is that if we can make investing easier and more affordable, we can quickly attract new clients. We are leveraging digital wealth platforms in local markets to provide more investment access and accelerate organic growth for iShares ETFs.

In EMEA, BlackRock powers ETF savings plans for end investors, partnering with many banks and brokerage platforms, including Trade Republic, Scalable Capital, ING, Lloyds, and Nordnet. These partnerships will help millions of people access investments, invest for the long-term, and achieve financial well-being.

In 2023, we also announced our minority investment in Upvest, which will help drive innovation in how Europeans access markets and make it cheaper and simpler to start investing.

Then there is our work with Britain's leading digital bank, Monzo, to offer its customers our products through its app, with minimum investments as low as £1. Through these relationships, we're evolving our iShares ETF franchise to meaningfully increase access to global markets.

Let me also say a few words about Aladdin. It remains the language of portfolios, uniting all of BlackRock, and providing the technological foundation for how we serve clients across our platform. And Aladdin isn't just the key technology that powers BlackRock; it also powers many of our clients. The need for integrated data and risk analytics as well as whole portfolio views across public and private markets is driving annual contract value (ACV) growth.

In 2023, we generated $1.5 billion in technology services revenue. Clients are looking to grow and expand with Aladdin, reflected in strong harvesting activity, with over 50% of Aladdin sales being multi-product.

As we look ahead, the re-risking of client portfolios will create tremendous prospects for both

Total return since BlackRock's IPO through December 31, 2023


9,097%
487%
258%
Oct 1, 1999
Dec 31, 2023
BLK
S&P 500
S&P Financials

Source: S&P Global. The performance graph is not necessarily indicative of future investment performance.

our public and private markets franchises. And integrated technology will be needed to help clients be nimble while operating at scale.

These are the times where investors are making broad changes to the way they build portfolios. BlackRock is helping investors build the "portfolio of the future" – one that integrates public and private markets and is digitally enabled. We view these changes as big catalysts. With the diversified investment and technology platform we've built, we've set ourselves up to be a structural grower in the years ahead.

Positioning our organization for the future

Just as we continually innovate and evolve our business to stay ahead of our clients, we also evolve our organization and our leadership team.

Earlier this year we announced changes to reimagine our business and transform our organization to better anticipate what clients need – and shape BlackRock so clients can continue to get the insights, solutions, and outcomes they expect from us.

For years, BlackRock has worked with clients across the whole portfolio, albeit with distinctions between product structures for ETFs, active mutual funds, and separate accounts.

Now the traditional lines between products are blurring. Clients are building portfolios that seamlessly combine both active and index strategies, including liquid and illiquid assets and spanning public and private markets, across ETF, mutual fund, and separate account structures.

BlackRock has been critical in expanding the market for ETFs by making them accessible to more investors and delivering new asset classes (like bonds) and investment strategies (like active). As a result of that success, the ETF is no longer just an indexing concept – it is becoming an efficient structure for a range of investment solutions.

We always viewed ETFs as a technology, a technology that facilitated investing. And just as our Aladdin technology has become core to asset management, so too have ETFs. That's why we believe embedding our ETF and Index expertise across the entire firm will accelerate the growth of iShares and every investment strategy at BlackRock.

We'll be nimbler and more closely aligned with clients through our new architecture with the aim of delivering a better experience, better performance, and better outcomes.

Voting choice

Healthy capital markets depend on a continuous feedback loop between companies and their investors. For more than a decade, BlackRock endeavored to improve that feedback loop for our clients.

We've done it by building an industry-leading stewardship program, one that's focused on engaging investee companies on issues impacting our clients' long-term economic interests. This requires understanding how companies are positioned to navigate the risks and opportunities they face – for example, how geopolitical fragmentation might rewire their supply chains or how higher borrowing cost might impact their capacity to deliver sustained earnings growth.

To do that, we built one of the largest stewardship teams to engage with companies, often alongside our investment teams, because we never believed in the industry's reliance on the recommendations of a few proxy advisors. We knew our clients would expect us to make independent proxy voting decisions, informed by our ongoing dialogue with companies – a philosophy that continues to underpin our stewardship efforts today. For our clients who have entrusted us with this important responsibility, we remain steadfast in promoting sound corporate governance practices and financial resilience at investee companies on their behalf.

And for our clients who wish to take a more direct role in the proxy voting process, we continue to innovate to provide them with more choice. In 2022, BlackRock was the first in our industry to launch Voting Choice, a capability that enabled institutional investors to participate in the proxy voting process. Today, about half of our clients' index equity assets under management can access Voting Choice. And in February, we launched a pilot in our largest core S&P 500 ETF, enabling Voting Choice for individual investors for the first time.

We welcome these additional voices to corporate governance and believe they can further strengthen shareholder democracy. I believe that more asset owners can participate in this important process effectively if they are well-informed. We are encouraged by their engagement and the continued transformation of the proxy voting ecosystem but continue to believe that the industry would benefit from additional proxy advisors.

Strategy for long-term growth

For 36 years, BlackRock has led by listening to our clients and evolving to help them achieve long-term outcomes. That commitment has been behind everything we've done as a firm, whether it's unlocking new markets through iShares, pioneering whole portfolio advisory, launching Aladdin on the desktops of investors and so much more. Clients have been at the foundation of our mindset and our growth strategy, informing the investments we've made across our businesses.

The combination of technology and advisory, alongside ETFs, active and private markets capabilities, enables us to deliver a better client experience – leading to clients consolidating more of their portfolios with BlackRock or engaging us for outsourcing solutions. We believe this in turn will drive continued differentiated organic growth into the future.

As we do each year, our management team and Board spent time assessing our strategy for growth. We challenge ourselves to think: What opportunities will this economic environment create for BlackRock and our clients, what more can we do to meet and anticipate their needs? How can we evolve our organization, operating structure, investment capabilities, and service models and, in doing so, keep leading the industry?

We have strong conviction in our strategy and our ability to execute with scale and expense discipline. Our strategy remains centered on growing Aladdin, ETFs, and private markets, keeping alpha at the heart of BlackRock, leading in sustainable investing, and advising clients on their whole portfolio.

We have continually made internal investments for organic growth and efficiency, investing ahead of client opportunities in private markets, ETFs, technology and whole portfolio solutions.

In private markets, we are prepared to capitalize on structural growth trends. Whether it's executing on demand for much-needed infrastructure, or the growing role of private credit as banks and public lenders move away from the middle market, private capital will be essential. BlackRock is poised to capture share through our scale, proprietary origination, and track record. And we believe our planned acquisition of GIP will meaningfully accelerate our ability to offer our private markets capabilities to our clients.

In ETFs, we will continue to lead by expanding investment access globally and through innovation. The ETF is an adaptable piece of financial technology, and over time we've been able to do more with it than just making investing more affordable. We've been able to bring better liquidity and price discovery to more opaque markets. One recent example is offering people exposure to Bitcoin through ETFs.

ETFs have been an incredible growth story in the U.S., with iShares leading the way. We believe global ETF adoption is set to accelerate as catalyst trends that we saw in the U.S. years ago like the growth of fee-based advisory and model portfolios are just beginning to take root. Nearly half of 2023 iShares net inflows were from our ETFs listed internationally in local markets, led by European iShares net inflows of $70 billion.

Active asset allocation, security selection and risk management have consistently been key elements in long-term returns. Our active teams across multi-asset, fixed income and equities are well-positioned to seize on broad opportunities arising out of this new interest rate and potentially more volatile regime. We are particularly excited about the opportunity in fixed income and how artificial intelligence is propelling performance in our systematic investing businesses.

Fixed income is going to be increasingly relevant in the construction of whole portfolios with higher yields and better return potential compared to the low-rate environment of the last 15 years. Now that the rate on 10-year U.S. Treasuries is near long-term averages, clients are reconsidering bond allocations.

BlackRock is well-positioned with a diversified fixed income platform. It's not going to be just about index, where we manage nearly $1.7 trillion. Or just about active, where we manage over $1 trillion. Some of the most interesting portfolio conversations are with allocators who are blending ETFs with active or using innovations like our active ETFs for professionally managed income solutions.

Across asset classes, the need for integrated data, technology and risk management will continue to drive demand for Aladdin. Through its dynamic ecosystem of over 130,000 users, the Aladdin platform is constantly innovating and being improved. Investments in Aladdin AI copilots, enhancements in openness supporting ecosystem partnerships, and advancing whole portfolio solutions are going to further augment the value of Aladdin.

We are honored that our clients entrusted us with $289 billion of net new assets in 2023. And over the past few months, we've seen a decidedly more positive sentiment and tone in markets and among clients that I'm very optimistic will carry into the rest of 2024.

Our ability to adapt, evolve, and grow has generated a total return of 9,000% for our shareholders since our IPO in 1999. That is well in excess of the S&P 500 return of 490% and representative of a business model serving all our stakeholders.

Our Board of Directors

BlackRock's Board plays an integral role in our strategy, our growth and our success.

The diverse experiences and backgrounds of our Directors enable us to have rich discussions and debates. At each meeting, our Directors review components of our long-term strategy and foster constructive dialogue with our leadership team on strategic opportunities, priorities and risks facing BlackRock's business. This dialogue ultimately pushes us to make the sometimes tactical and sometimes transformational moves to build a better BlackRock. This includes the two transformational moves we made in January: the strategic re-architecture of our organization and our agreement to acquire GIP.

These two transformational changes are the largest since our acquisition of Barclays Global Investors nearly 15 years ago.

Following the closing of the GIP transaction, we plan to have Bayo Ogunlesi join our Board of Directors. We will continue to evolve our Board over time to reflect the breadth of our global business and to guide us as we evolve ahead of our clients' needs.

A final note

Over the past 36 years, BlackRock has grown from a company of eight people in a tiny Manhattan office into the largest asset manager in the world. But our growth is just a small part of a much larger success story.

It's part of the same story that includes my parents retiring comfortably after 50 years of hard work. The same story where America was able to endure the 1980s S&L crisis and 2008 financial crisis – and rebound quickly and with growing strength.

And it's the story that, hopefully, will include more people around the world. Nations that can outgrow their debt. Cities that can afford to power more homes and build more roads. Workers who can live out their golden years with dignity.

All of these stories are only possible because of the power of the capital markets and the people who are hopeful enough to invest in them.

Sincerely,

Laurence D. Fink
Chairman and
Chief Executive Officer

Financial Highlights

Please review the Important Notes on page 31 for information on certain non-GAAP figures shown through page 30, as well as for source information on other data points through page 30.

(in millions)	**2023**	2022	2021
Total AUM (end of period)	**$ 10,008,995**	$ 8,594,485	$ 10,010,143
Revenue	**17,859**	17,873	19,374
Operating income, GAAP	**6,275**	6,385	7,450
Operating income, as adjusted[1]	**6,593**	6,711	7,747
Operating margin, GAAP	**35.1%**	35.7%	38.5%
Operating margin, as adjusted[1]	**41.7%**	42.8%	46.8%
Net income attributable to BLK, GAAP	**5,502**	5,178	5,901
Net income attributable to BLK, as adjusted[1]	**5,692**	5,391	6,254
Diluted weighted-average common shares	**150.7**	152.4	154.4

Per Share			
Diluted earnings, GAAP	**$ 36.51**	$ 33.97	$ 38.22
Diluted earnings, as adjusted[1]	**37.77**	35.36	40.51
Dividends declared	**20.00**	19.52	16.52

1. Beginning in the first quarter of 2022, BlackRock updated the definitions of operating income, as adjusted, operating margin, as adjusted, and net income attributable to BlackRock, Inc., as adjusted, to include adjustments related to amortization of intangible assets, other acquisition-related costs, including compensation costs for non-recurring retention-related deferred compensation awards, and contingent consideration fair value adjustments incurred in connection with certain acquisitions and recast such measures for prior periods. Beginning in the first quarter of 2023, the Company also updated these definitions to exclude the compensation expense related to the market valuation changes on certain deferred cash compensation plans, and the related gain (loss) on the economic hedge of these deferred cash compensation plans, which the Company began hedging economically in 2023. The presentation of such updated measures, and their reconciliation to operating income, GAAP basis, operating margin, GAAP basis, and net income attributable to BlackRock, Inc., GAAP basis for 2023 and 2022 have been included in BlackRock's Annual Report on Form 10-K for the year ended December 31, 2023, which is included on page 32. For reconciliations to GAAP for 2021, see BlackRock's Annual Report on Form 10-K for the year ended December 31, 2022.

Important Notes

Opinions

Opinions expressed through page 29 are those of BlackRock, Inc. as of April 2024 and are subject to change. Investment involves risk including the loss of principal. The companies mentioned in this document are not meant to be a recommendation to buy or sell any security.

BlackRock data points

All data through page 30 reflects as-adjusted full-year 2023 results or is as of December 31, 2023, unless otherwise noted. 2023 organic growth is defined as full-year 2023 net flows divided by assets under management (AUM) for the entire firm, a particular segment or particular product as of December 31, 2022. Long-term product offerings include active and passive strategies across equity, fixed income, multi-asset and alternatives, and exclude AUM and flows from the cash management and advisory businesses.

Industry data points

All data is as of December 31, 2023 unless otherwise noted.

GAAP and as-adjusted results

See pages 44–46 of our 2023 10-K for an explanation of the use of non-GAAP financial measures and a reconciliation to GAAP.

Performance notes

Past performance is not indicative of future results. Except as specified, the performance information shown is as of December 31, 2023 and is based on preliminary data available at that time. The performance data shown reflects information for all actively and passively managed equity and fixed income accounts, including US registered investment companies, European-domiciled retail funds and separate accounts for which performance data is available, including performance data for high net worth accounts available as of November 30, 2023. The performance data does not include accounts terminated prior to December 31, 2023 and accounts for which data has not yet been verified. If such accounts had been included, the performance data provided may have substantially differed from that shown.

Performance comparisons shown are gross-of-fees for institutional and high net worth separate accounts, and net-of-fees for retail funds. The performance tracking shown for index accounts is based on gross-of-fees performance and includes all institutional accounts and all iShares funds globally using an index strategy. AUM information is based on AUM available as of December 31, 2023 for each account or fund in the asset class shown without adjustment for overlapping management of the same account or fund. Fund performance reflects the reinvestment of dividends and distributions.

Performance shown is derived from applicable benchmarks or peer median information, as selected by BlackRock, Inc. Peer medians are based in part on data either from Lipper, Inc. or Morningstar, Inc. for each included product.

Forward-looking statements

This report, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions. These statements include, among other things, statements about future results of operations and financial condition; business initiatives and strategies; political, economic or industry conditions, the interest rate environment and financial and capital markets; product and service offerings; risk management, including climate-related risks; acquisitions and dispositions; share repurchases and dividends; and the legislative and regulatory environment. BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. Factors that can cause actual results to differ materially from forward-looking statements or historical performance include those described under "Forward-Looking Statements" and risk factors disclosed in BlackRock's most recent Form 10-K, as such factors may be updated from time to time in its periodic filings with the SEC and available on our website.

BlackRock, Inc. Form 10-K Table of Contents

PART I

Item 1. Business

OVERVIEW

BlackRock, Inc. (together, with its subsidiaries, unless the context otherwise indicates, "BlackRock" or the "Company") is a leading publicly traded investment management firm with $10.0 trillion of assets under management ("AUM") at December 31, 2023. With approximately 19,800 employees in more than 30 countries who serve clients in over 100 countries across the globe, BlackRock provides a broad range of investment management and technology services to institutional and retail clients worldwide.

BlackRock's diverse platform of alpha-seeking active, index and cash management investment strategies across asset classes enables the Company to offer choice and tailor investment and asset allocation solutions for clients. Product offerings include single- and multi-asset portfolios investing in equities, fixed income, alternatives and money market instruments. Products are offered directly and through intermediaries in a variety of vehicles, including open-end and closed-end mutual funds, iShares® and BlackRock exchange-traded funds ("ETFs"), separate accounts, collective trust funds and other pooled investment vehicles. BlackRock also offers technology services, including the investment and risk management technology platform, Aladdin®, Aladdin Wealth, eFront, and Cachematrix, as well as advisory services and solutions to a broad base of institutional and wealth management clients. The Company is highly regulated and manages its clients' assets as a fiduciary. The Company does not engage in proprietary trading activities that could conflict with the interests of its clients.

BlackRock serves a diverse mix of institutional and retail clients across the globe. Clients include tax-exempt institutions, such as defined benefit and defined contribution pension plans, charities, foundations and endowments; official institutions, such as central banks, sovereign wealth funds, supranationals and other government entities; taxable institutions, including insurance companies, financial institutions, corporations and third-party fund sponsors, and retail intermediaries.

BlackRock maintains a significant global sales and marketing presence that is focused on establishing and maintaining retail and institutional investment management and technology service relationships by marketing its services to investors directly and through third-party distribution relationships, including financial professionals and pension consultants.

BlackRock is an independent, publicly traded company, with no single majority shareholder and over 85% of its Board of Directors consisting of independent directors.

Management seeks to deliver value for stockholders over time by, among other things, capitalizing on BlackRock's differentiated competitive position, including:

- the Company's longstanding model of client choice, through which it offers a wide range of index, active, and whole portfolio solutions across broad markets, themes, regions, and investment styles;
- the Company's focus on strong investment performance, seeking the best risk-adjusted returns for client portfolios, within the mandates given by clients, to help them meet their investment objectives;
- the Company's research, data and analytics, which are at the center of BlackRock's investment approach and processes. They inform BlackRock's pursuit of the best risk-adjusted returns, and underpin product creation and innovation;
- the Company's global reach and commitment to best practices around the world, with approximately 55% of employees outside the United States ("US") serving clients locally and supporting local investment capabilities. Approximately 40% of total AUM is managed for clients domiciled outside the US;
- the Company's differentiated client relationships and fiduciary focus, which enable effective positioning toward changing client needs and industry trends including the secular shift to ETFs; growing allocations to private markets, such as infrastructure and private credit; increasing demand for outsourcing and whole portfolio solutions using index, active and illiquid alternatives products; anticipated re-allocations to fixed income; demand for high-performing active strategies; interest in sustainable investment strategies; and a continued focus on income and retirement; and
- the Company's longstanding commitment to innovation, technology services and the continued development of, and increased interest in, BlackRock technology products and solutions, including Aladdin, Aladdin Wealth, eFront, and Cachematrix. This commitment is further extended by minority investments in financial technology and digital distribution providers, data and whole portfolio capabilities including Upvest, Avaloq, Human Interest, Circle, SpiderRock Advisors, Clarity AI, Envestnet, Acorns, Scalable Capital and iCapital.

BlackRock operates in a global marketplace impacted by changing market dynamics and economic uncertainty, factors that can significantly affect earnings and stockholder returns in any given period.

The Company's ability to increase revenue, earnings and stockholder value over time is predicated on its ability to generate new business, including business in Aladdin and other technology products and services. New business efforts depend on BlackRock's ability to achieve clients' investment objectives, in a manner consistent with their risk preferences, to deliver excellent client service and to innovate in technology to serve clients' evolving needs. All of these efforts require the commitment and contributions of BlackRock employees. Accordingly, the ability to attract, develop and retain qualified professionals is critical to the Company's long-term success.

FINANCIAL HIGHLIGHTS

(in millions, except per share data)	2023	2022	2021	2020	2019
GAAP:					
Total revenue	**$ 17,859**	$ 17,873	$ 19,374	$ 16,205	$ 14,539
Operating income	**$ 6,275**	$ 6,385	$ 7,450	$ 5,695	$ 5,551
Operating margin	**35.1%**	35.7%	38.5%	35.1%	38.2%
Nonoperating income (expense)(1)	**$ 706**	$ 89	$ 419	$ 475	$ 186
Net income attributable to BlackRock, Inc.	**$ 5,502**	$ 5,178	$ 5,901	$ 4,932	$ 4,476
Diluted earnings per common share	**$ 36.51**	$ 33.97	$ 38.22	$ 31.85	$ 28.43

(in millions, except per share data)	2023	2022	2021	2020	2019
As adjusted(2):					
Operating income	**$ 6,593**	$ 6,711	$ 7,747	$ 6,433	$ 5,784
Operating margin	**41.7%**	42.8%	46.8%	46.0%	45.5%
Nonoperating income (expense)(1)	**$ 648**	$ 89	$ 419	$ 353	$ 186
Net income attributable to BlackRock, Inc.	**$ 5,692**	$ 5,391	$ 6,254	$ 5,352	$ 4,664
Diluted earnings per common share	**$ 37.77**	$ 35.36	$ 40.51	$ 34.57	$ 29.62

(1) Net of net income (loss) attributable to noncontrolling interests (redeemable and nonredeemable).

(2) BlackRock reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"); however, management believes evaluating the Company's ongoing operating results may be enhanced if investors have additional non-GAAP financial measures.

Beginning in the first quarter of 2022, BlackRock updated the definitions of operating income, as adjusted, operating margin, as adjusted, and net income attributable to BlackRock, Inc., as adjusted, to include new adjustments. Such measures have been recast for all prior periods to reflect the inclusion of such new adjustments. In addition, beginning in the first quarter of 2023, BlackRock updated the definitions of its non-GAAP financial measures to exclude the impact of market valuation changes on certain deferred cash compensation plans which the Company began economically hedging in 2023. For further information on non-GAAP financial measures and for as adjusted items for 2023 and 2022, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures*. For further information on non-GAAP financial measures and for as adjusted items for 2021, 2020 and 2019, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures*, of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

ASSETS UNDER MANAGEMENT

The Company's AUM by product type for the years 2019 through 2023 is presented below.

(in millions)	December 31, 2023	2022	2021	2020	2019	5-Year CAGR(1)
Equity	**$ 5,293,344**	$ 4,435,354	$ 5,342,360	$ 4,419,806	$ 3,820,329	12%
Fixed income	**2,804,026**	2,536,823	2,822,041	2,674,488	2,315,392	8%
Multi-asset	**870,804**	684,904	816,494	658,733	568,121	14%
Alternatives	**275,984**	266,210	264,881	235,042	178,072	14%
Long-term	**9,244,158**	**7,923,291**	**9,245,776**	**7,988,069**	**6,881,914**	**11%**
Cash management	**764,837**	671,194	755,057	666,252	545,949	11%
Advisory	**–**	–	9,310	22,359	1,770	–
Total	**$ 10,008,995**	**$ 8,594,485**	**$ 10,010,143**	**$ 8,676,680**	**$ 7,429,633**	**11%**

(1) Percentage represents compound annual growth rate ("CAGR") over a five-year period (December 31, 2018 – December 31, 2023).

Component changes in AUM by product type for the five years ended December 31, 2023 are presented below.

(in millions)	December 31, 2018	Net inflows (outflows)	Acquisitions(1)	Market change	FX impact	December 31, 2023
Equity	$ 3,035,825	$ 272,642	$ 41,324	$ 2,015,984	$ (72,431)	$ 5,293,344
Fixed income	1,884,417	1,044,744	–	(68,551)	(56,584)	2,804,026
Multi-asset	461,884	243,942	–	178,501	(13,523)	870,804
Alternatives	143,358	93,248	2,177	37,779	(578)	275,984
Long-term	**5,525,484**	**1,654,576**	**43,501**	**2,163,713**	**(143,116)**	**9,244,158**
Cash management	448,565	302,338	–	11,654	2,280	764,837
Advisory	1,769	(2,421)	–	618	34	–
Total	**$ 5,975,818**	**$ 1,954,493**	**$ 43,501**	**$ 2,175,985**	**$ (140,802)**	**$ 10,008,995**

(1) Amounts include the following: (a) net AUM from the acquisition of Aperio Group, LLC ("Aperio Transaction") in February 2021, and (b) net AUM from the acquisition of Kreos Capital in August 2023 (the "Kreos Transaction").

AUM represents the broad range of financial assets managed for clients on a discretionary basis pursuant to investment management and trust agreements that are expected to continue for at least 12 months. In general, reported AUM reflects the valuation methodology that corresponds to the basis used for determining revenue (for example, net asset value). Reported AUM does not include assets for which BlackRock provides risk management or other forms of nondiscretionary advice, or assets that the Company is retained to manage on a short-term, temporary basis.

Investment management fees are typically earned as a percentage of AUM. BlackRock also earns performance fees on certain portfolios relative to an agreed-upon benchmark or return hurdle. On some products, the Company also may earn securities lending revenue. In addition, BlackRock offers its proprietary Aladdin investment system as well as risk management, outsourcing, advisory and other technology services, to institutional investors and wealth management intermediaries. Revenue for these services may be based on several criteria including value of positions, number of users, implementation go-lives and software solution delivery and support.

At December 31, 2023, total AUM was $10.0 trillion, representing a CAGR of 11% over the last five years. AUM growth during the period was achieved through the combination of net market valuation gains, net inflows and acquisitions, including the net AUM impact from the Aperio Transaction, which added $41.3 billion of AUM in February 2021, and the Kreos Transaction, which added $2.2 billion of AUM in August 2023. Our AUM mix encompasses a broadly diversified product range, as described below.

The Company considers the categorization of its AUM by client type, product type, investment style, and client region useful to understanding its business. The following discussion of the Company's AUM will be organized as follows:

Client Type	Product Type	Investment Style	Client Region
• Retail	• Equity	• Active	• Americas
• ETFs	• Fixed Income	• Index and ETFs	• Europe, the Middle East and Africa ("EMEA")
• Institutional	• Multi-asset		• Asia-Pacific
	• Alternatives		
	• Cash Management		

CLIENT TYPE

BlackRock serves a diverse mix of institutional and retail clients across the globe, with a regionally focused business model. BlackRock leverages the benefits of scale across global investment, risk and technology platforms while at the same time using local distribution presence to deliver solutions for clients. Furthermore, our structure facilitates strong teamwork globally across both functions and regions in order to enhance our ability to leverage best practices to serve our clients and continue to develop our talent.

Clients include tax-exempt institutions, such as defined benefit and defined contribution pension plans, charities, foundations and endowments; official institutions, such as central banks, sovereign wealth funds, supranationals and other government entities; taxable institutions, including insurance companies, financial institutions, corporations and third-party fund sponsors, and retail intermediaries.

ETFs are a growing component of both institutional and retail client portfolios. However, as ETFs are traded on exchanges, complete transparency on the ultimate end-client is unavailable. Therefore, ETFs are presented as a separate client type below, with investments in ETFs by institutions and retail clients excluded from figures and discussions in their respective sections.

AUM by investment style and client type at December 31, 2023 is presented below.

(in millions)	Retail	ETFs	Institutional	Total
Active	$ 708,510	$ –	$ 1,912,668	$ 2,621,178
Non-ETF Index	221,187	–	2,902,494	3,123,681
ETFs	–	3,499,299	–	3,499,299
Long-term	**929,697**	**3,499,299**	**4,815,162**	**9,244,158**
Cash management	9,142	–	755,695	764,837
Total	**$ 938,839**	**$ 3,499,299**	**$ 5,570,857**	**$ 10,008,995**

Retail

BlackRock serves retail investors globally through a wide array of products across the investment spectrum, including separate accounts, open-end and closed-end funds, unit trusts and private investment funds. Retail investors are served principally through intermediaries, including broker-dealers, banks, trust companies, insurance companies and independent financial advisors. Technology solutions, digital distribution tools and a shift toward portfolio construction are increasing the number of financial advisors and end-retail investors using BlackRock products.

Retail represented 10% of long-term AUM at December 31, 2023 and 31% of long-term investment advisory and administration fees (collectively "base fees") and securities lending revenue for 2023.

ETFs have a significant retail component but are shown separately below. With the exclusion of ETFs, the majority of retail AUM is comprised of active mutual funds. In the aggregate, active and index mutual funds totaled $705 billion, or approximately 75%, of retail long-term AUM at year-end, with the remainder invested in private investment funds and separately managed accounts. Approximately 75% of retail long-term AUM is invested in active products.

Component changes in retail long-term AUM for 2023 are presented below.

(in millions)	December 31, 2022	Net inflows (outflows)	Market change	FX impact	December 31, 2023
Equity	$ 370,612	$ 2,810	$ 58,248	$ 4,064	**$ 435,734**
Fixed income	299,114	(2,471)	11,821	4,335	**312,799**
Multi-asset	125,168	(236)	14,022	583	**139,537**
Alternatives	48,581	(8,576)	1,286	336	**41,627**
Total	**$ 843,475**	**$ (8,473)**	**$ 85,377**	**$ 9,318**	**$ 929,697**

The retail client base is diversified geographically, with 69% of long-term AUM managed for investors based in the Americas, 26% in EMEA and 5% in Asia-Pacific at year-end 2023.

- *US retail* long-term net outflows of $5 billion were driven by outflows from alternatives, fixed income and multi-asset of $6 billion, $2 billion and $1 billion, respectively, partially offset by equity net inflows of $5 billion. Alternatives and fixed income net outflows were primarily from rising-rate-sensitive strategies, including event driven, multi-strategy credit and unconstrained bond funds. Multi-asset net outflows were driven by world allocation and multi-asset income strategies. Equity net inflows of $5 billion reflected flows in Aperio, BlackRock's customized index equity solution.
- *International retail* long-term net outflows of $4 billion were driven by alternatives and equity net outflows of $2 billion each, primarily due to redemptions from event driven and unconstrained strategies.

ETFs

BlackRock is the leading ETF provider in the world with $3.5 trillion of AUM as of December 31, 2023. BlackRock generated ETF net inflows of $186 billion in 2023. The majority of ETF AUM and net inflows represent the Company's index-tracking iShares-branded ETFs. The Company also offers active BlackRock-branded ETFs that seek outperformance and/or differentiated outcomes and certain iShares-branded ETFs that seek defined outcomes.

Fixed income ETF net inflows of $112 billion were diversified across exposures, led by flows into treasury, core and corporate credit ETFs. Equity ETF net inflows of $81 billion were driven by flows into core ETFs, as well as continued client use of BlackRock's broad-based precision exposure ETFs to express risk preferences and make tactical allocation changes during the year. Alternative ETFs had net outflows of $6 billion, primarily driven by commodities funds.

ETFs represented 38% of long-term AUM at December 31, 2023 and 43% of long-term base fees and securities lending revenue for 2023.

Component changes in ETFs AUM for 2023 are presented below.

(in millions)	December 31, 2022	Net inflows (outflows)	Market change	FX impact	December 31, 2023
Equity	$ 2,081,742	$ 81,223	$ 362,885	$ 6,781	**$ 2,532,631**
Fixed income	758,093	111,956	24,544	3,810	**898,403**
Multi-asset	8,875	(746)	949	62	**9,140**
Alternatives[1]	60,900	(6,491)	4,626	90	**59,125**
Total	**$ 2,909,610**	**$ 185,942**	**$ 393,004**	**$ 10,743**	**$ 3,499,299**

(1) Amounts include commodity ETFs.

BlackRock's ETF product range offers investors a precise, transparent and efficient way to gain exposure to a full range of asset classes and global markets that have been difficult for many investors to access, as well as the liquidity required to make adjustments to their exposures quickly and cost-efficiently.

- *US ETF** AUM ended 2023 at $2.6 trillion with $103 billion of net inflows, led by net inflows into fixed income and core equity ETFs and partially offset by outflows from precision exposure ETFs.
- *International ETF** AUM ended 2023 at $945 billion with $83 billion of net inflows, diversified across product categories, and led by net inflows into fixed income, core equity and sustainable ETFs.

* Regional ETF amounts based on jurisdiction of product, not underlying client.

Institutional

BlackRock serves institutional investors on six continents in sub-categories including: pensions, endowments and foundations, official institutions, and financial institutions; institutional AUM is diversified across product and region.

Component changes in institutional long-term AUM for 2023 are presented below.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[1]	Market change	FX impact	December 31, 2023
Active:						
Equity	$ 168,734	$ (13,301)	$ —	$ 29,088	$ 2,167	**$ 186,688**
Fixed income	774,955	4,714	—	53,538	3,616	**836,823**
Multi-asset	544,469	85,665	—	79,644	7,404	**717,182**
Alternatives	153,433	10,028	2,177	4,925	1,417	**171,980**
Active subtotal	1,641,591	87,106	2,177	167,195	14,604	**1,912,673**
Index:						
Equity	1,814,266	(82,222)	—	401,047	5,200	**2,138,291**
Fixed income	704,661	28,888	—	17,774	4,678	**756,001**
Multi-asset	6,392	(1,896)	—	559	(110)	**4,945**
Alternatives	3,296	105	—	(138)	(11)	**3,252**
Index subtotal	2,528,615	(55,125)	—	419,242	9,757	**2,902,489**
Total	**$ 4,170,206**	**$ 31,981**	**$ 2,177**	**$ 586,437**	**$ 24,361**	**$ 4,815,162**

(1) Amounts include AUM attributable to the Kreos Transaction.

Institutional active AUM ended 2023 at $1.9 trillion, reflecting $87 billion of net inflows, driven by the funding of several significant outsourcing mandates and continued growth in our *LifePath*® target-date and private markets platforms.

Multi-asset net inflows of $86 billion reflected continued growth from significant pension outsourcing mandates and *LifePath* target-date offerings. Fixed income net inflows of $5 billion similarly reflected the funding of insurance outsourcing mandates. Equity net outflows of $13 billion were primarily from quantitative equity strategies.

Alternatives net inflows of $10 billion were led by infrastructure, private credit and private equity. Excluding return of capital and investment of $7 billion, alternatives net inflows were $17 billion. At year-end, BlackRock had approximately $32 billion of non-fee paying, unfunded, uninvested commitments to deploy for institutional clients, which is not included in AUM.

Institutional active represented 21% of long-term AUM and 19% of long-term base fees and securities lending revenue for 2023.

Institutional index AUM totaled $2.9 trillion at December 31, 2023, reflecting $55 billion of net outflows, driven by equities.

Institutional index represented 31% of long-term AUM and 7% of long-term base fees and securities lending revenue for 2023.

The Company's institutional clients consist of the following:

- Pensions, Foundations and Endowments BlackRock is among the world's largest managers of pension plan assets with $3.0 trillion, or 63%, of long-term institutional AUM managed for defined benefit, defined contribution and other pension plans for corporations, governments and unions at December 31, 2023. The market landscape continues to shift from defined benefit to defined contribution, and our defined contribution channel represented $1.5 trillion of total pension AUM. BlackRock remains well positioned for the on-going evolution of the defined contribution market and demand for outcome-oriented investments. An additional $83 billion, or 2%, of long-term institutional AUM was managed for other tax-exempt investors, including charities, foundations and endowments.
- Official Institutions BlackRock managed $272 billion, or 6%, of long-term institutional AUM for official institutions, including central banks, sovereign wealth funds, supranationals, multilateral entities and government ministries and agencies at year-end 2023. These clients often require specialized investment advice, the use of customized benchmarks and training support.
- Financial and Other Institutions BlackRock is a top independent manager of assets for insurance companies, which accounted for $650 billion, or 13%, of long-term institutional AUM at year-end 2023. Assets managed for other taxable institutions, including corporations, banks and third-party fund sponsors for which the Company provides sub-advisory services, totaled $773 billion, or 16%, of long-term institutional AUM at year-end.

CLIENT TYPE AND PRODUCT TYPE

Component changes in AUM by client type and product type for 2023 are presented below.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[1]	Market change	FX impact	December 31, 2023
Retail:						
Equity	$ 370,612	$ 2,810	$ —	$ 58,248	$ 4,064	**$ 435,734**
Fixed income	299,114	(2,471)	—	11,821	4,335	**312,799**
Multi-asset	125,168	(236)	—	14,022	583	**139,537**
Alternatives	48,581	(8,576)	—	1,286	336	**41,627**
Retail subtotal	843,475	(8,473)	—	85,377	9,318	**929,697**
ETFs:						
Equity	2,081,742	81,223	—	362,885	6,781	**2,532,631**
Fixed income	758,093	111,956	—	24,544	3,810	**898,403**
Multi-asset	8,875	(746)	—	949	62	**9,140**
Alternatives	60,900	(6,491)	—	4,626	90	**59,125**
ETFs subtotal	2,909,610	185,942	—	393,004	10,743	**3,499,299**
Institutional:						
Active:						
Equity	168,734	(13,301)	—	29,088	2,167	**186,688**
Fixed income	774,955	4,714	—	53,538	3,616	**836,823**
Multi-asset	544,469	85,665	—	79,644	7,404	**717,182**
Alternatives	153,433	10,028	2,177	4,925	1,417	**171,980**
Active subtotal	1,641,591	87,106	2,177	167,195	14,604	**1,912,673**
Index:						
Equity	1,814,266	(82,222)	—	401,047	5,200	**2,138,291**
Fixed income	704,661	28,888	—	17,774	4,678	**756,001**
Multi-asset	6,392	(1,896)	—	559	(110)	**4,945**
Alternatives	3,296	105	—	(138)	(11)	**3,252**
Index subtotal	2,528,615	(55,125)	—	419,242	9,757	**2,902,489**
Institutional subtotal	4,170,206	31,981	2,177	586,437	24,361	**4,815,162**
Long-term	**7,923,291**	**209,450**	**2,177**	**1,064,818**	**44,422**	**9,244,158**
Cash management	671,194	79,245	—	8,732	5,666	**764,837**
Total	**$ 8,594,485**	**$ 288,695**	**$ 2,177**	**$ 1,073,550**	**$ 50,088**	**$ 10,008,995**

(1) Amounts include AUM attributable to the Kreos Transaction.

Long-term product offerings include active and index strategies. Our active strategies seek to earn attractive returns in excess of a market benchmark or performance hurdle while maintaining an appropriate risk profile and leverage fundamental research and quantitative models to drive portfolio construction. In contrast, index strategies seek to closely track the returns of a corresponding index, generally by investing in substantially the same underlying securities within the index or in a subset of those securities selected to approximate a similar risk and return profile of the index. Index products include both our non-ETF index products and ETFs.

Although many clients use both active and index strategies, the application of these strategies may differ. For example, clients may use index products to gain exposure to a market or asset class or may use a combination of index strategies to target active returns. In addition, institutional non-ETF index assignments tend to be very large (multi-billion dollars) and typically reflect low fee rates. Net flows in institutional index products generally have a small impact on BlackRock's revenues and earnings.

Equity

Year-end 2023 equity AUM totaled $5.3 trillion, reflecting net outflows of $11 billion. Net outflows included $27 billion and $66 billion out of active and non-ETF index, respectively, partially offset by ETF net inflows of $81 billion.

BlackRock's effective fee rates fluctuate due to changes in AUM mix. Approximately half of BlackRock's equity AUM is tied to international market strategies, including emerging markets, which tend to have higher fee rates than US equity strategies. Accordingly, fluctuations in international equity markets, which may not consistently move in tandem with US markets, have a greater impact on BlackRock's equity revenues and effective fee rate.

Equity represented 58% of long-term AUM and 53% of long-term base fees and securities lending revenue for 2023.

Fixed Income

Fixed income AUM ended 2023 at $2.8 trillion, reflecting net inflows of $143 billion. Net inflows included $112 billion and $32 billion into ETFs and non-ETF index, respectively, partially offset by $1 billion of net outflows from active. Fixed income ETF net inflows of $112 billion reflected the benefit of our diverse product offering and included strong flows into treasury, core and corporate credit ETFs.

Fixed income represented 30% of long-term AUM and 26% of long-term base fees and securities lending revenue for 2023.

Multi-Asset

BlackRock manages a variety of multi-asset funds and bespoke mandates for a diversified client base that leverages our broad investment expertise in global equities, bonds, and alternatives, and our extensive risk management capabilities. Investment solutions may include a combination of long-only portfolios and alternative investments as well as tactical asset allocation overlays.

Multi-asset represented 9% of long-term AUM and 9% of long-term base fees and securities lending revenue for 2023.

Component changes in multi-asset AUM for 2023 are presented below.

(in millions)	December 31, 2022	Net inflows (outflows)	Market change	FX impact	December 31, 2023
Target date/risk	$ 370,840	$ 49,279	$ 67,091	$ 1,926	**$ 489,136**
Asset allocation and balanced	201,172	23,059	20,300	1,596	**246,127**
Fiduciary	112,892	10,449	7,783	4,417	**135,541**
Total	**$ 684,904**	**$ 82,787**	**$ 95,174**	**$ 7,939**	**$ 870,804**

Multi-asset net inflows reflected ongoing institutional demand for our solutions-based advice with $84 billion of net inflows coming from institutional clients, including the funding of several significant outsourcing mandates. Defined contribution plans remained a significant driver of flows and contributed $30 billion to institutional multi-asset net inflows in 2023, primarily into target date and target risk product offerings.

The Company's multi-asset strategies include the following:

- Target date and target risk strategies generated net inflows of $49 billion. Institutional investors represented 90% of target date and target risk AUM, with defined contribution plans representing 81% of AUM. Flows were driven by defined contribution investments in our *LifePath* offerings. *LifePath* products utilize a proprietary active asset allocation model that seeks to balance risk and return over an investment horizon based on the investor's expected retirement timing. Underlying investments are primarily index products.
- Asset allocation and balanced strategies generated $23 billion of net inflows. These strategies combine equity, fixed income and alternative components for investors seeking a tailored solution relative to a specific benchmark and within a risk budget. In certain cases, these strategies seek to minimize downside risk through diversification, derivatives strategies and tactical asset allocation decisions. Flows in this category included pension outsourcing mandates that funded during the year. Flagship products also include our Global Allocation and Multi-Asset Income fund families.
- Fiduciary management services are complex mandates in which pension plan sponsors or endowments and foundations retain BlackRock to assume responsibility for some or all aspects of investment management, often with BlackRock acting as outsourced chief investment officer. These customized services require strong partnership with the clients' investment staff and trustees in order to tailor investment strategies to meet client-specific risk budgets and return objectives.

Alternatives

BlackRock alternatives focus on sourcing and managing high-alpha investments with lower correlation to public markets and developing a holistic approach to address client needs in alternatives investing. Our alternatives products fall into three main categories — (1) illiquid alternatives, (2) liquid alternatives, and (3) currency and commodities. Illiquid alternatives include offerings in infrastructure, opportunistic and credit, private equity, real estate and alternative solutions. Liquid alternatives include offerings in direct hedge funds and hedge fund solutions (funds of funds).

In 2023, liquid and illiquid alternatives generated a combined $2 billion of net inflows, or $10 billion excluding return of capital / return on investment of $8 billion. The largest contributors to return of capital / return on investment were opportunistic and credit strategies, infrastructure and private equity solutions. Net inflows were driven by infrastructure, opportunistic and credit strategies and private equity. At year-end, BlackRock had approximately $32 billion of non-fee paying, unfunded, uninvested commitments, which are expected to be deployed in future years; these commitments are not included in AUM or flows until they are fee-paying. Currency and commodities saw $7 billion of net outflows, primarily from commodities ETFs.

BlackRock believes that as alternatives become more conventional and investors adapt their asset allocation strategies, investors will further increase their use of alternative investments to complement core holdings. BlackRock's highly diversified alternatives franchise is well positioned to continue to meet growing demand from both institutional and retail investors.

Alternatives represented 3% of long-term AUM and 12% of long-term base fees and securities lending revenue for 2023.

In the first quarter of 2024, BlackRock announced that it had entered into an agreement to acquire Global Infrastructure Management LLC (referred to herein as Global Infrastructure Partners ("GIP")), a leading independent infrastructure manager with over $100 billion in client AUM as of September 30, 2023. GIP specializes in investing in, owning and operating assets across the energy, transport, digital infrastructure and water and waste management sectors. The transaction is expected to close in the third quarter of 2024, subject to customary regulatory approvals and other closing conditions.

Component changes in alternatives AUM for 2023 are presented in the table below.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[1]	Market change	FX impact	December 31, 2023	Memo: return of capital/ investment[2]	Memo: committed capital[3]
Illiquid alternatives:								
Alternative solutions	$ 6,645	$ 504	$ —	$ 63	$ 102	**$ 7,314**	$ (565)	$ 5,599
Private equity and opportunistic:								
Private equity solutions	21,500	3,443	—	(126)	65	**24,882**	(1,829)	6,913
Opportunistic and credit strategies	24,842	3,887	2,177	(125)	347	**31,128**	(2,826)	3,075
Long Term Private Capital	6,620	4	—	3,702	—	**10,326**	—	—
Private equity and opportunistic subtotal	52,962	7,334	2,177	3,451	412	**66,336**	(4,655)	9,988
Real assets:								
Real estate	28,596	43	—	(1,523)	442	**27,558**	(515)	378
Infrastructure	29,548	5,784	—	(106)	475	**35,701**	(1,961)	14,983
Real assets subtotal	58,144	5,827	—	(1,629)	917	**63,259**	(2,476)	15,361
Total illiquid alternatives	117,751	13,665	2,177	1,885	1,431	**136,909**	(7,696)	30,948
Liquid alternatives:								
Direct hedge fund strategies	51,972	(9,224)	—	3,200	370	**46,318**	—	—
Hedge fund solutions	28,682	(2,146)	—	1,348	31	**27,915**	(324)	765
Total Liquid alternatives	80,654	(11,370)	—	4,548	401	**74,233**	(324)	765
Currency and commodities	67,805	(7,229)	—	4,266	—	**64,842**	—	—
Total	**$ 266,210**	**$ (4,934)**	**$ 2,177**	**$ 10,699**	**$ 1,832**	**$ 275,984**	**$ (8,020)**	**$ 31,713**

(1) Amounts include AUM attributable to the Kreos Transaction.

(2) Return of capital/investment is included in outflows.

(3) Amount represents client assets that are uninvested commitments, which are currently non-fee paying and are not included in AUM. These commitments are expected to generate fees and will be counted in AUM and flows as the capital is deployed over time.

Illiquid Alternatives

The Company's illiquid alternatives strategies include the following:

- Real Assets which includes infrastructure and real estate, totaled $63 billion in AUM, reflecting net inflows of $6 billion, led by infrastructure.
- Private Equity and Opportunistic included AUM of $31 billion in opportunistic and credit offerings, $25 billion in private equity solutions, and $10 billion in Long Term Private Capital ("LTPC"). Net inflows of $7 billion into private equity and opportunistic strategies included $4 billion of net inflows into opportunistic and credit offerings and $3 billion of net inflows into private equity solutions.
- Alternative Solutions represents highly customized portfolios of alternative investments. Alternative solutions portfolios had $7 billion in AUM at December 31, 2023, reflecting $0.5 billion of net inflows.

Liquid Alternatives

The Company's liquid alternatives products' net outflows of $11 billion reflected redemptions from direct hedge funds, mainly from retail event driven and multi-strategy credit funds. Direct hedge fund strategies includes a variety of single-and multi-strategy offerings.

In addition, the Company manages $84 billion in liquid credit strategies which is included in active fixed income.

Currency and Commodities

The Company's currency and commodities products include a range of active and index products.

Currency and commodities products had $7 billion of net outflows, primarily from ETFs. Commodities ETFs represented $59 billion of AUM and are not eligible for performance fees.

Cash Management

Cash management AUM totaled a record $765 billion at December 31, 2023, reflecting $79 billion of net inflows. Cash management products include taxable and tax-exempt money market funds, short-term investment funds and customized separate accounts. Portfolios are denominated in US dollars, Canadian dollars, Australian dollars, euros, Swiss francs, New Zealand dollars or British pounds.

CLIENT REGION

Our footprints in the Americas, EMEA and Asia-Pacific regions reflect strong relationships with intermediaries and an established ability to deliver our global investment expertise in funds and other products tailored to local regulations and requirements.

AUM by product type and client region at December 31, 2023 is presented below.

(in millions)	Americas	EMEA	Asia-Pacific	Total
Equity	$ 3,660,686	$ 1,227,394	$ 405,264	$ 5,293,344
Fixed income	1,740,218	755,240	308,568	2,804,026
Multi-asset	627,582	197,128	46,094	870,804
Alternatives	148,944	95,622	31,418	275,984
Long-term	**6,177,430**	**2,275,384**	**791,344**	**9,244,158**
Cash management	550,880	203,426	10,531	764,837
Total	**$ 6,728,310**	**$ 2,478,810**	**$ 801,875**	**$ 10,008,995**

Component changes in AUM by client region for 2023 are presented below.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[1]	Market change	FX impact	December 31, 2023
Americas	$ 5,782,223	$ 177,249	$ —	$ 757,788	$ 11,050	**$ 6,728,310**
EMEA	2,137,442	65,171	2,177	210,475	63,545	**2,478,810**
Asia-Pacific	674,820	46,275	—	105,287	(24,507)	**801,875**
Total	**$ 8,594,485**	**$ 288,695**	**$ 2,177**	**$ 1,073,550**	**$ 50,088**	**$ 10,008,995**

(1) Amounts include AUM attributable to the Kreos Transaction.

Americas

Americas net inflows of $177 billion were driven by net inflows into fixed income, multi-asset, cash, and equity of $83 billion, $60 billion, $39 billion, and $4 billion, respectively. These were partially offset by alternative net outflows of $9 billion, primarily from US mutual funds. During the year, BlackRock served clients through offices across the US as well as in Canada, Mexico, Brazil, Colombia, Chile and the Dominican Republic.

The Americas represented 67% of total AUM and 65% of total base fees and securities lending revenue for 2023.

EMEA

EMEA net inflows of $65 billion were driven by cash, fixed income, multi-asset, and alternatives net inflows of $38 billion, $27 billion, $23 billion, and $3 billion, respectively. These were partially offset by equity net outflows of $26 billion, which included a $19 billion single institutional client redemption from a low-fee index mandate in the third quarter. Offerings include fund families in the United Kingdom ("UK"), the Netherlands, Luxembourg and Dublin and ETFs listed on stock exchanges throughout Europe, as well as separate accounts and pooled investment products.

EMEA represented 25% of total AUM and 29% of total base fees and securities lending revenue for 2023.

Asia-Pacific

Asia-Pacific net inflows of $46 billion were primarily due to fixed income and equity net inflows of $34 billion and $11 billion, respectively. Clients in the Asia-Pacific region are served through offices in Japan, Australia, Hong Kong, Singapore, Taiwan, Korea, China, and India.

Asia-Pacific represented 8% of total AUM and 6% of total base fees and securities lending revenue for 2023.

INVESTMENT PERFORMANCE

Investment performance across active and index products as of December 31, 2023 was as follows:

	One-year period	Three-year period	Five-year period
Fixed income:			
Actively managed AUM above benchmark or peer median			
Taxable	84%	78%	92%
Tax-exempt	75%	61%	45%
Index AUM within or above applicable tolerance	*98%*	*97%*	*97%*
Equity:			
Actively managed AUM above benchmark or peer median			
Fundamental	69%	47%	87%
Systematic	87%	83%	89%
Index AUM within or above applicable tolerance	*96%*	*99%*	*100%*

Performance Notes

Past performance is not indicative of future results. Except as specified, the performance information shown is as of December 31, 2023 and is based on preliminary data available at that time. The performance data shown reflects information for all actively and passively managed equity and fixed income accounts, including US registered investment companies, European-domiciled retail funds and separate accounts for which performance data is available, including performance data for high net worth accounts available as of November 30, 2023. The performance data does not include accounts terminated prior to December 31, 2023 and accounts for which data has not yet been verified. If such accounts had been included, the performance data provided may have substantially differed from that shown.

Performance comparisons shown are gross-of-fees for institutional and high net worth separate accounts, and net-of-fees for retail funds. The performance tracking shown for index accounts is based on gross-of-fees performance and includes all institutional accounts and all iShares funds globally using an index strategy. AUM information is based on AUM available as of December 31, 2023 for each account or fund in the asset class shown without adjustment for overlapping management of the same account or fund. Fund performance reflects the reinvestment of dividends and distributions.

Performance shown is derived from applicable benchmarks or peer median information, as selected by BlackRock. Peer medians are based in part on data either from Lipper, Inc. or Morningstar, Inc. for each included product.

TECHNOLOGY SERVICES

BlackRock offers investment management technology systems, risk management services, and wealth management and digital distribution tools on a fee basis. Aladdin is our proprietary technology platform, providing an end-to-end, SaaS solution for investment and risk management for both BlackRock and a growing number of institutional and retail investors around the world. BlackRock offers risk reporting capabilities via Aladdin Risk, as well as investment accounting capabilities. Aladdin Provider is a tool used by asset servicers, connecting them to the platform used by asset managers and owners to add operational efficiency. In 2019, BlackRock acquired eFront, a leading end-to-end alternative investment management software and solutions provider to enable clients to manage portfolios and risk across public and private asset classes on a single platform. eFront is offered to clients both as a standalone offering and as part of an integrated "Whole Portfolio View" solution that provides transparency across clients' public and private assets. Through our Cachematrix platform, BlackRock is also a leading provider of financial technology which simplifies the cash management process for banks and their corporate clients in a streamlined, open-architecture platform.

BlackRock offers a number of wealth management technology tools offering personalized digital advice, portfolio construction capabilities and risk analytics for retail distributors. These tools include Aladdin Wealth, which provides wealth management firms and their financial professionals with institutional-quality business management, portfolio construction, modeling and risk analytics capabilities.

At year-end, BlackRock technology services clients included banks, insurance companies, official institutions, pension funds, asset managers, asset servicers, retail distributors and other investors across North America, South America, Europe, the Middle East, Asia, Africa and Australia.

Technology services revenue of $1.5 billion was up 9% year-over-year, and annual contract value ("ACV") increased 10% year-over-year. ACV growth was driven by strong net sales of Aladdin in 2023, with over half of new client mandates spanning multiple Aladdin products. Aladdin assignments are typically long-term contracts that provide recurring revenue. At the end of any period, BlackRock generally has recurring revenue contracts in place for a large portion of total annual revenue.

BlackRock measures the fees related to these agreements and refers to this as ACV. For further information on ACV, see Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures*.

Aladdin, which represented the majority of technology services revenue for the year, continues to benefit from trends favoring global platform consolidation and multi-asset risk solutions across public and private markets. Approximately 25% of Aladdin's revenue was denominated in non-US currencies. In addition, while Aladdin is a multi-asset system, the majority of positions managed on the platform are fixed income. 2023 technology services revenue growth reflected headwinds associated with 2022 bond market declines on Aladdin's fixed income platform assets.

BlackRock is focused on enhancing Aladdin, with continued investment into areas such as whole portfolio, private markets, wealth and sustainable investing solutions. BlackRock continues to evolve and enable clients to further simplify their operating infrastructure with Aladdin. Clients increasingly want to tailor how they use Aladdin to meet their specific needs, and BlackRock is providing them with choice and flexibility. BlackRock is empowering clients with data and opening Aladdin by creating connectivity with ecosystem providers and third-party technology solutions, which include asset servicers, cloud providers, digital asset platforms, trading systems and others. This connectivity helps clients work in their Aladdin environments with a more customized and seamless end-to-end experience.

In addition, BlackRock has made minority investments in financial technology and digital distribution providers, data and whole portfolio capabilities including Upvest, Avaloq, Human Interest, Circle, SpiderRock Advisors, Clarity AI, Envestnet, Acorns, Scalable Capital and iCapital. BlackRock records its share of income related to minority investments accounted for under the equity method in other revenue and records gains and losses related to changes in value of other minority investments in nonoperating income (expense).

SECURITIES LENDING

Securities lending is managed by a dedicated team, supported by quantitative analysis, proprietary technology and disciplined risk management. BlackRock receives both cash (primarily for US domiciled portfolios) and noncash collateral under securities lending arrangements. The cash management team invests the cash received as collateral for securities on loan in other portfolios. Fees for securities lending for US domiciled portfolios can be structured as a share of earnings, or as a management fee based on a percentage of the value of the cash collateral or both. The value of the securities on loan and the revenue earned are captured in the corresponding asset class being managed. The value of the collateral is not included in AUM.

Outstanding loan balances ended the year at approximately $359 billion, up from $355 billion at year-end 2022. More demand for general collateral securities resulted in slightly higher balances year over year. Intrinsic lending spreads increased and cash reinvestment spreads remained flat as cash yields were stable year over year.

BlackRock employs a conservative investment style for cash and securities lending collateral that emphasizes quality, liquidity, and interest rate risk management. Disciplined risk management, including a rigorous credit surveillance process, is an integral part of the investment process. BlackRock's Cash Management Credit Committee has established risk limits, such as aggregate issuer exposure limits and maturity limits, across many of the products BlackRock manages, including over all of its cash management products. In the ordinary course of our business, there may be instances when a portfolio may exceed an internal risk limit or when an internal risk limit may be changed. No such instances, individually or in the aggregate, have been material to the Company. To the extent that daily evaluation and reporting of the profile of the portfolios identify that a limit has been exceeded, the relevant portfolio will be adjusted. To the extent a portfolio manager would like to obtain a temporary waiver of a risk limit, the portfolio manager must obtain approval from the credit research team, which is independent from the cash management portfolio managers. While a risk limit may be waived temporarily, such waivers are infrequent.

RISK AND QUANTITATIVE ANALYSIS

Across all asset classes, in addition to the efforts of the portfolio management teams, the Risk and Quantitative Analysis ("RQA") group at BlackRock draws on extensive analytical systems and proprietary and third-party data to identify, measure and manage a wide range of risks. RQA provides risk management advice and independent risk oversight of the investment management processes, identifies and helps manage counterparty and enterprise risks, coordinates standards for firm wide investment performance measurement and determines risk management-related analytical and information requirements. Where appropriate, RQA will work with portfolio managers and developers to facilitate the development or improvement of risk models and analytics.

COMPETITION

BlackRock competes with investment management firms, mutual fund complexes, insurance companies, banks, brokerage firms, financial technology providers and other financial institutions that offer products that are similar to, or alternatives to, those offered by BlackRock. In order to grow its business, BlackRock must be able to compete effectively for AUM. Key competitive factors include investment performance track records, the efficient delivery of beta for index products, investment style and discipline, price, client service and brand name recognition. Historically, the Company has competed principally on the basis of its long-term investment performance track record, its investment process, its risk management and analytic capabilities and the quality of its client service.

HUMAN CAPITAL

With approximately 19,800 employees in more than 30 countries, as of December 31, 2023, BlackRock provides a broad range of investment management and technology services to institutional and retail clients in more than 100 countries across the globe. As an asset manager, BlackRock's long-term success depends on its people and how it manages its workforce.

Culture and Principles

BlackRock believes that maintaining a strong corporate culture is an important component of its human capital management practices and critical to the firm's long-term success. BlackRock's culture is underpinned by five core principles that unify its workforce and guide how it interacts with its employees, its clients, the communities in which it operates and its other stakeholders: (1) We are a fiduciary to our clients; (2) We are One BlackRock; (3) We are passionate about performance; (4) We take emotional ownership; and (5) We are committed to a better future.

Diversity, Equity and Inclusion ("DEI")

BlackRock believes a diverse workforce with an inclusive and connected culture is a commercial imperative and indispensable to its success. Ultimately, a dynamic, inclusive organization allows BlackRock to attract and retain top talent around the world and to stay ahead of its clients' needs.

BlackRock's three pillar DEI strategy is aligned with the firm's business priorities and long-term objectives. The three pillars are (1) talent and culture across the globe, which focuses on attracting, developing and retaining top talent by cultivating an inclusive work environment where employees have fair access to opportunities and feel seen, heard, valued and respected, (2) activities to support interested clients, which focus on expanding investment choices and business partnership opportunities with brokers, managers, and suppliers, and (3) impact in underserved communities, which focuses on helping more and more people experience financial well-being through BlackRock philanthropy and employee-led volunteer efforts.

BlackRock views transparency and measurement as critical to its strategy. Since 2020, the firm has published annual SASB-aligned disclosure and EEO-1 reports, and since 2022, a Global DEI Annual Report. As of January 1, 2024, of the Company's employees who self-identified their gender status, approximately 44% of the Company's global workforce, 33% of global senior leaders (Directors or above) and 47% of global new hires, were women. Additionally, as of January 1, 2024, of the Company's US employees who self-identified their race/ethnicity status, approximately 8% of employees, 4% of senior leaders and 10% of new hires identified as Black or African American, 8% of employees, 5% of senior leaders and 16% of new hires identified as Latinx, and 28% of employees, 21% of senior leaders and 30% of new hires identified as Asian. Further, of the Company's approximately 19,800 employees as of December 31, 2023, 46% were based in the Americas, 31% were based in EMEA and 23% were based in Asia-Pacific regions.

Board Oversight of Human Capital Management

BlackRock's Board of Directors (the "Board") plays an important role in the oversight of human capital management and devotes one Board meeting annually to an in-depth review of BlackRock's culture, talent development, retention and recruiting initiatives, DEI strategy, leadership and succession planning and employee feedback. Moreover, the Board's Management Development and Compensation Committee periodically reviews efforts and developments related to the firm's human capital management strategy.

Succession planning for BlackRock's Chief Executive Officer and other senior executives is a key part of the Board's annual review of human capital management issues. As part of this review, the Board focuses on whether BlackRock has the right people in place to execute the Company's long-term strategic plans, and on BlackRock's ability to identify, attract, develop, promote and retain future senior executives. An important element of the succession planning across the organization is a commitment to building leadership from within.

Employee Engagement

BlackRock values continuous dialogue with its employees to better understand their experiences at the firm and assess the efficacy of its human capital management practices. The Company uses several employee engagement mechanisms, including: (1) employee opinion pulse surveys; (2) interactive events and communications; (3) the sponsorship of employee networks; and (4) local community involvement. The employee opinion pulse surveys, which BlackRock conducts throughout the year, provide the Company with actionable feedback for its teams and for the Company as a whole. Additionally, BlackRock uses ongoing lifecycle surveys to collect feedback at various points along the employee journey. BlackRock works to keep employees informed and engaged through a regular cadence of communications and events, including newsletters, global and local townhalls and messages from leaders with timely business and organizational updates and culture-building opportunities. BlackRock's employee networks also provide additional forums and opportunities for employees with a diverse range of backgrounds, experiences and perspectives to connect with one another and enhance the firm's culture. Open to all, the networks are designed by employees, for employees, are sponsored by senior leaders and strengthen the One BlackRock community.

BlackRock believes that employees value opportunities to give back to their communities. Through local, employee-led BlackRock Gives committees, the Company supports nonprofit organizations nominated by employees in the communities where it operates. In addition, the Company has a matching gifts program that provides full-time employees with up to $10,000 per year in matched donations to any IRS qualified charitable organization, Full-time employees are also given two paid volunteer days per year and BlackRock matches volunteer time with eligible charities.

Compensation, Wellness and Benefits

BlackRock is committed to responsible business practices and believes that investing in the physical, emotional, mental and financial well-being of its employees is a critical component of the firm's human capital management strategy. To that end, the Company designs its compensation and benefits practices to: (1) attract, motivate, and retain talented employees; (2) align employee incentives and risk-taking with that of the firm and the interests of its clients; and (3) support employees and their families across many aspects of their lives. The Company has a strong pay-for-performance culture and an annual compensation process that takes into consideration firmwide results, individual business results and employee performance, as well as market benchmarks.

BlackRock also offers a wide range of benefits that it regularly reviews in accordance with market practices and the local requirements of its offices, including, where applicable, retirement savings plans, a Flexible Time Off ("FTO") policy and flexible working arrangements, parental leave and family forming benefits, such as fertility benefits, adoption and surrogacy assistance, and backup elder and childcare benefits. The Company provides comprehensive healthcare and mental-health benefits to eligible employees, including medical, dental and vision coverage, health savings and spending accounts, counseling services, an employee assistance program and access to telemedicine services, where available. The Company also offers a Mental Health Ambassador program that is comprised of global volunteers across office locations who are trained in empathetic listening skills and direct interested colleagues to benefits, tools and resources to support mental health.

BlackRock prioritizes protecting the rights of its workforce. The Company has implemented policies related to harassment prevention and compliance with equal employment opportunity and overtime regulations. BlackRock is also committed to providing a safe and healthy work environment for its workforce. To do this, it designs global programs, including environmental and occupational health and safety programs, to meet or exceed local requirements. Moreover, BlackRock encourages all of its employees to raise issues of concern and assures employees that they may do so without fear of retaliation.

Recruiting, Training and Development

BlackRock recognizes that, like all companies, it is operating in an increasingly competitive environment. As such, the Company engages in efforts to reach top talent, including continued partnerships with organizations that promote talent from many different backgrounds; regularly reviewing job postings for potentially biased language; and actively engaging in outreach and recruitment efforts for its open positions. In the spirit of attracting talent from broad backgrounds, BlackRock also provides formal recruiting programs for Veterans (former service members transitioning to civilian careers) and Returners (individuals who have taken a career break of 18 months or more).

BlackRock is also committed to innovation, learning and reinvention in all areas of its business and believes that developing the capabilities of its employees is integral to delivering long-term value. To that end, the Company's human capital management practices are designed to provide opportunities for employees to learn, innovate and enhance their skillsets at every stage of their career. One example is the BlackRock Academies, the firm's online suite of interactive resources and courses, which enable employees to build skills in specific facets of BlackRock's business and purpose. The Company believes these opportunities play an important role in engaging BlackRock's employees.

In addition, BlackRock believes that a critical driver of its future success is its ability to grow strong leaders and people managers. The Company invests in leadership development programs designed to foster career growth. For leadership development, BlackRock provides training and makes coaching available to people managers to assist in building foundational skills.

REGULATION

Virtually all aspects of BlackRock's business are subject to various laws and regulations around the world, some of which are summarized below. These laws and regulations are primarily intended to protect investment advisory clients, investors in registered and unregistered investment companies, and trust and other fiduciary clients of BlackRock Institutional Trust Company, N.A. ("BTC"). Under these laws and regulations, agencies that regulate investment advisers, investment funds and trust banks and other individuals and entities have broad administrative powers, including the power to limit, restrict or prohibit the regulated entity or person from carrying on business if it fails to comply with such laws and regulations. Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations or bank charters, censures and fines both for individuals and BlackRock. The rules governing the regulation of financial institutions and their holding companies and subsidiaries are very detailed and technical. Accordingly, the discussion below is general in nature, does not purport to be complete and is current only as of the date of this report.

BlackRock's business may be impacted by numerous regulatory reform initiatives occurring around the world. Any such initiative, or any new laws or regulations or changes to, or in the enforcement of, existing laws or regulations, could materially and adversely impact the scope or profitability of BlackRock's business activities, lead to business disruptions, require BlackRock to alter its business or operating activities and expose BlackRock to additional costs (including compliance and legal costs) as well as reputational harm. BlackRock's profitability also could be materially and adversely affected by modification of the rules and regulations that impact the business and financial communities in general, including changes to the laws governing banking, securities, taxation, antitrust regulation and electronic commerce.

GLOBAL REGULATORY REFORM

Policymaking workstreams focused on the financial services sector led by global standard setters, such as the Financial Stability Board ("FSB") and International Organization of Securities Commissions ("IOSCO"), may lead to or inform new regulations in multiple jurisdictions in which BlackRock operates. Most recently, such workstreams have focused on areas such as products and activities of money market funds ("MMFs"), open-ended funds ("OEFs") and sustainability regulations.

Macroprudential Policies for Asset Managers

Concerns about liquidity and leverage risks in the asset management industry and wider market-based finance sector have been heightened since the COVID-19 pandemic and reinforced by the Liquidity Driven Investment events in the UK. This has prompted a broad review of existing regulations globally, including an assessment of the adequacy of certain structural market components in mitigating risks by the FSB, IOSCO, the US Securities and Exchange Commission (the "SEC") and the Financial Stability Oversight Council ("FSOC"). In November 2022, the SEC proposed amendments to rules governing OEF liquidity risk management and swing pricing. The European Union ("EU") also proposed reforms to increase the availability of liquidity management tools to OEFs (including MMFs), enhance reporting on the use of liquidity management tools by OEFs to national regulators and allow such regulators to require OEF managers to activate liquidity management tools in extreme market conditions. Meanwhile, the UK proposed introducing liquidity facilities to certain asset owners, which could result in regulatory burdens on asset managers. If any of these regulatory or policy actions result in broad application of macroprudential tools to OEFs or require changes to structural features of certain OEFs, it could limit BlackRock's ability to offer products to certain clients and/or result in clients altering their investment strategies or allocations in a manner that is adverse to BlackRock.

Global MMF Reforms

Following the market events of March 2020, US, UK and EU authorities initiated a review of existing regulatory frameworks with the aim of improving the resilience of MMFs in market downturns. In the US, the SEC adopted changes to Rule 2a-7, the primary rule under the Investment Company Act of 1940 governing MMFs, including changes to required liquidity levels and certain operational aspects of such funds, and requiring mandatory liquidity fees under certain circumstances. The UK released a consultation in December 2023 indicating their intent to change regulatory requirements for MMFs domiciled or marketed in the UK, including material increases in required liquidity levels. Although EU authorities stated in July 2023 that they would not re-open the EU regulatory framework for MMFs in the near term, the UK's proposed changes may increase pressure to implement similar reforms as the vast majority of MMFs sold in the UK are EU-domiciled and regulated. Such regulatory reforms could significantly and adversely impact certain of BlackRock's MMF products.

Environmental, Social and Governance ("ESG") and Sustainability

ESG and sustainability have been the subject of increased regulatory focus across jurisdictions. The International Sustainability Standards Board ("ISSB") released its first two disclosure standards in 2023, which may inform national regulators' approaches. For example, the UK, Singapore, Hong Kong, Taiwan and Australia have already indicated their intention to endorse these standards. In the US, the SEC has proposed a series of rules that would require, among other things: (1) corporate issuers to make substantial climate-related disclosures in periodic reports, including with respect to governance, risk management, business strategy, financial statement metrics and greenhouse gas ("GHG") emissions and (2) enhanced ESG disclosures by investment companies and investment advisers in fund and adviser filings, including disclosures on ESG strategies and how ESG factors are considered, and GHG emissions disclosure by certain environmentally focused funds. Furthermore, the SEC has announced plans to propose rules to require enhanced disclosure regarding human capital management and board diversity for public issuers. It has also increased scrutiny of disclosure and compliance issues relating to investment advisers' and funds' ESG strategies, policies and procedures. In addition, the US Department of Labor ("DOL") issued final rules clarifying that Employee Retirement Income Security Act of 1974, as amended ("ERISA") plan fiduciaries can, but are not required to, consider the economic effects of ESG factors for purposes of investing ERISA plan assets and exercising voting rights with respect to plan investments. Moreover, California passed several laws in 2023 that will require companies doing business in California to make certain types of climate-related disclosures, and other states may adopt similar laws.

The EU has enacted numerous regulations on ESG and sustainability, including on sustainability-related disclosures by financial market participants; integration of sustainability considerations into investment and risk management processes of asset managers and other institutional investors; making the advice and financial product distribution process more receptive to end-investor sustainability preferences; and requiring asset managers to report against an EU-wide taxonomy of environmentally sustainable activities and make detailed disclosures relating to ESG characteristics of funds and portfolios. Further regulations include the Corporate Sustainability Reporting Directive, which will require enhanced sustainability reporting for EU-based corporate issuers, with phased implementation beginning in 2024 and for a wider group of global companies from 2028. In December 2023, the EU reached provisional agreement on a directive, which if adopted in its current form, would require a wide group of European and global companies to provide transition plans and conduct due diligence on the sustainability of their suppliers. The EU and the UK Financial Conduct Authority ("FCA") are also developing rules and guidelines for the use of ESG or sustainability related terms in fund names, focused on specifying a minimum threshold of assets meeting ESG or sustainable criteria for such funds.

Within the UK, the FCA has proposed UK-specific sustainability regulations, including a sustainable product classification system for funds and enhanced disclosure requirements, which are expected to apply on a staggered basis from July 2024. In addition, His Majesty's Treasury ("HMT") released a consultation to bring ESG rating providers under regulation by the FCA and will consult on a UK-specific taxonomy of environmentally sustainable activities.

A number of Asia-Pacific jurisdictions are consulting on sustainability reporting obligations aligned with the ISSB standards. Similarly, policymakers in Japan have announced that they are preparing a local version of the ISSB standards. Japan and Singapore have published codes of conduct for ESG data and ratings providers, with Hong Kong considering a similar approach, while India introduced a regulatory framework for ESG ratings providers in July 2023.

Taxation

BlackRock's businesses may be directly or indirectly affected by tax legislation and regulation, or the modification of existing tax laws, by US or non-US tax authorities. Legislation at both the US federal and state level has been previously proposed to enact a financial transaction tax ("FTT") on stocks, bonds and a broad range of financial instruments and derivative transactions. In the EU, certain Member States have also enacted similar FTTs and the European Commission ("EC") has proposed legislation to harmonize these taxes and provide for the adoption of EU-level legislation applicable to some (but not all) EU Member States. If enacted as proposed, FTTs could have an adverse effect on BlackRock's financial results and clients' performance results.

The Organisation for Economic Cooperation and Development ("OECD") has proposed certain international tax reforms, which, among other things, would (1) shift taxing rights to the jurisdiction of the consumer and (2) establish a global minimum tax for multinational companies of 15% (namely the "Pillar One" and "Pillar Two" Framework). EU member states adopted, or plan to adopt, laws implementing the OECD's minimum tax rules under the Pillar Two Framework, which are expected to go into effect in 2024. Several other countries, including the UK, have changed or are considering changes to their tax law to implement the OECD's minimum tax proposal. As a result of these developments, the tax laws of certain countries in which BlackRock does business have and may continue to change, and any such changes could increase its tax liabilities. The Company is continuing to monitor legislative developments and evaluate the potential impact of the Pillar Two Framework on future periods.

The application of tax regulations involves numerous uncertainties and, in the normal course of business, US and non-US tax authorities may review and challenge tax positions adopted by BlackRock. These challenges may result in adjustments to, or impact the timing or amount of, taxable income, deductions or other tax allocations, which may adversely affect BlackRock's effective tax rate and overall financial condition. Similarly, the Company manages assets in products and accounts that have investment objectives which may conform to tax positions adopted by BlackRock or to specific tax rules. To the extent there are changes in tax law or policy, or regulatory challenges to tax positions adopted by BlackRock, the value or attractiveness of such investments may be diminished and BlackRock may suffer financial or reputational harm.

Regulation of Swaps and Derivatives

Jurisdictions outside the US in which BlackRock operates have adopted and implemented, or are in the process of considering, adopting or implementing, more pervasive regulation of many elements of the financial services industry, which could further impact BlackRock and the broader markets. For example, various global rules and regulations applicable to the use of financial products by funds, accounts and counterparties that have been adopted or proposed have required or will require BlackRock to build and implement new compliance monitoring procedures to address the enhanced level of oversight to which it and its clients will be subject. These rules impose requirements such as mandatory central clearing of certain swaps transactions, requiring execution of certain swaps transactions on or through registered electronic trading venues (as opposed to over the phone or other execution methods), reporting transactions to central data repositories, mandating certain documentation standards, requiring the posting and collection of initial and/or variation margin for bilateral swap transactions and subjecting certain types of listed and/or over-the-counter transactions to position limit or position reporting requirements.

In the US, certain interest rate swaps and certain index credit default swaps are subject to central clearing and trading venue execution requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), with additional products and asset classes potentially becoming subject to these requirements in the future. In the EU and UK, central clearing and trading venue requirements for certain swap transactions have become effective for certain types of BlackRock funds and accounts. Further, most derivatives transactions that are not centrally cleared, including non-deliverable foreign exchange forward transactions and currency option transactions, are subject to requirements in the US, EU, UK and numerous other jurisdictions to post or collect mark-to-market margin payments. For certain BlackRock funds and accounts, initial margin requirements also apply in addition to such mark-to-market margin payments. These rules and regulations increase the complexity and cost of trading non-cleared derivatives for BlackRock's clients, in certain cases produce regulatory inconsistencies in global derivatives trading rules, and increase BlackRock's operational and legal risks.

US REGULATORY REFORM

Antitrust Rules and Guidance

In 2023, the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice (the "DOJ") issued a notice of proposed rulemaking with amendments to rules enacted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") that require parties in certain transactions to provide the FTC and DOJ prior notice and observe a waiting period before consummation of such transactions. The proposals would significantly expand the information required to be reported and documentation to be submitted in connection with an HSR filing. If enacted as drafted, the proposed rules could substantially increase BlackRock's pre-merger notification expenses and delay transactions. In December 2023 the FTC and DOJ also jointly issued new merger guidelines, which could impact the ability of the Company to expand its services through strategic investments or acquisitions.

Designation as a Systemically Important Financial Institution ("SIFI")

The FSOC has the authority to designate nonbank financial institutions as SIFIs in the US under the Dodd-Frank Act. In November 2023, the FSOC finalized amendments to its existing interpretive guidance to remove the prioritization of an activities-based approach over an entity-specific approach to designation in connection with addressing potential risks to financial stability, although the amendment clarified that the FSOC retained the ability to use an activities-based approach when appropriate. If BlackRock is designated as a SIFI, it could become subject to enhanced regulatory and capital requirements and direct supervision by the Federal Reserve.

US DOL Fiduciary Rule

In October 2023, the US DOL proposed a new regulation redefining the meaning of "investment advice fiduciary" under ERISA as well as amendments to several prohibited transaction exemptions applicable to investment advice fiduciaries. If adopted as proposed, the rule would substantially expand when a person would be considered a fiduciary subject to ERISA and could require BlackRock to revise a number of its distribution relationships, create compliance and operational challenges for BlackRock and its distribution partners, and limit BlackRock's ability to provide certain services to applicable clients.

Regulation of Swaps and Derivatives

The SEC, Federal Reserve, the Internal Revenue Service and the Commodity Futures Trading Commission ("CFTC") each continue to review practices and regulations relating to the use of futures, swaps and other derivatives. Such reviews could result in regulations that restrict or limit the use of such products by funds or accounts. If adopted, any such limitations or restrictions could require BlackRock to change certain business practices or implement new compliance processes, which could result in additional costs and/or restrictions.

In October 2020, the SEC adopted regulations governing the use of derivatives by registered investment companies ("RICs"), including mutual funds (other than MMFs), ETFs and closed-end funds, as well as business development companies. RICs were required to implement and comply with this rule beginning in 2022. The rule, among other things, imposes limits on the amount of derivatives transactions a RIC can enter into, eliminates the asset segregation compliance framework and introduces new compliance requirements for funds, including the establishment of comprehensive risk management programs. The rule may impact certain RICs' usage of derivatives and investment strategy.

In 2021, the SEC proposed rules in connection with security-based swaps ("SBS") transactions to require public reporting of large SBS positions. These rules, if adopted as proposed, may affect the types of transactions BlackRock may choose to execute in SBS or other SBS-related assets, introduce or increase costs relating to such transactions, and impact the liquidity in the SBS markets in which BlackRock transacts.

SEC Proposed Rules on Private Fund Advisers

In 2023, the SEC adopted new rules and amendments to enhance regulation of private fund advisors. These included amendments to Form PF for registered investment advisers requiring new disclosures, filing obligations and enhanced reporting. The SEC adopted additional rules requiring registered private fund advisers to, among other things, provide quarterly reports to fund investors, obtain annual audits for funds, distribute fairness opinions in connection with certain transactions, prohibit certain types of preferential terms and treatment, and provide transparency to investors of all types of preferential treatment granted to other investors in the same fund. Implementing these rules and amendments may significantly increase BlackRock's reporting, disclosure and compliance obligations and create operational complexity for BlackRock's alternatives products.

Proposed Rules on Regulation ATS

In 2023, the SEC re-proposed amendments to Regulation ATS. The proposed rules would expand the types of systems that could fall within the definition of "exchange" and extend Regulation ATS and Regulation Systems

Compliance and Integrity to systems involving US government securities trading. If enacted as proposed, these rules may increase compliance costs for BlackRock.

SEC US Treasury Clearing Mandate

In December 2023, the SEC adopted rules mandating central clearing of US Treasury repurchases and certain other Treasury transactions. The rules require many market participants, including a large number of BlackRock funds and accounts, to clear Treasury repurchase transactions and potentially certain cash Treasury securities transactions through a clearing agency registered with the SEC, which could increase transaction costs for BlackRock's clients.

Proposed Rules on Equity Market Structure

In 2023, the SEC proposed equity market structure reforms that would significantly change how national market system ("NMS") stock orders are priced, executed and reported. The reforms include: (1) a requirement for certain retail orders to be subject to order-by-order competition, (2) an SEC-level best execution rule and (3) an adjustment to the tick sizes at which NMS stocks can be quoted or traded. If enacted as proposed, the collective impact of the rules may adversely affect market efficiency and execution costs, which would result in negative effects for BlackRock's business and clients.

SEC Rules on Short Sales and Reporting of Securities Loans

In 2023, the SEC adopted a new rule requiring certain institutional managers to report short positions and activity to the SEC for publication on an aggregate basis, which could potentially impact investment strategies and result in greater operational burdens and cost for BlackRock. The SEC also adopted a new rule requiring certain persons to report information on securities loan transactions to a registered national securities association which will then publish certain information. The rule may increase BlackRock's operational burdens and costs.

SEC Standard Settlement Rules

In 2023, the SEC adopted amendments and new rules which, among other things, shortened the standard settlement for most securities transactions to one business day after the trade date (T+1), which will likely increase BlackRock's operational burdens and costs.

SEC Predictive Data Analytics Rules

The SEC proposed new rules in 2023 that would require broker-dealers and investment advisers, when engaging or communicating with investors using predictive data analytics ("PDA") and PDA-like technologies, to evaluate such technologies for conflicts of interest and, where identified, eliminate or neutralize the conflict of interest. If adopted as proposed, the rules could encompass a wide range of forward-looking uses of technology applications and impose significant operational burdens and costs.

SEC Rulemakings for US Registered Funds and Investment Advisers

The SEC has recently engaged in various initiatives and reviews impacting regulatory structure governing the asset management industry and registered investment companies. For example, the SEC adopted rules requiring certain funds to provide tailored fund shareholder reports, adopted final amendments to the rule governing fund names, expanding the scope of the rule to fund names including growth, value, ESG or similar terms, and proposed rules governing outsourcing of certain functions by investment advisers to service providers.

INTERNATIONAL REGULATORY REFORM

Enhanced Regulatory Scrutiny of Technology Service Providers to Financial Services Firms

The EU's Digital Operational Resilience Act ("DORA"), which focuses on direct regulation of providers and users of technology and data services, will become applicable beginning in January 2025. DORA will, among other things: (1) introduce additional governance, risk management, incident reporting, resilience testing and information sharing requirements to several of BlackRock's European entities and certain Aladdin clients; and (2) potentially subject Aladdin to additional oversight. In parallel with DORA, the UK proposed a new Critical Third Party regime to regulate certain third parties designated by HMT as "critical" to the financial sector, and UK regulators have issued a consultation on proposed requirements for "critical" third parties, with further consultations expected in 2024.

Retail Investment Strategy

In 2023, the European Commission ("EC") adopted a Retail Investment Strategy package with wide-reaching amendments intended to enhance protections for retail investors. If enacted as proposed, these changes may impact BlackRock's operations in European markets, including product development, client servicing and distribution models.

FSMA 2023

The Financial Services and Markets Act 2023 ("FSMA 2023") reflects significant changes to the UK framework for financial services regulation, including changes that: (1) revoke retained EU law related to financial services regulation, (2) amend the UK Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation frameworks, (3) establish a new designated activities regime and (4) reform the financial promotion regime for unauthorized firms. The UK government and FCA are expected to publish further legislation setting out specific changes impacting the UK market in 2024.

Mansion House Reforms

The Mansion House reforms announced in July 2023 also build on the new UK regulatory framework enabled by the FSMA 2023. Potential impacts to the asset management sector include: (1) repeal and replacement of the packaged retail and insurance based investment products ("PRIIPs") Regulation; (2) review of the UK's green finance strategy, including potential regulation of ESG data providers; (3) review of governance through the Senior Managers and Certification Regime; (4) repeal of EU legislation on the European Long-Term Investment Fund; (5) market infrastructure reforms; (6) reassessment of the boundary between investment advice and financial guidance; and (7) independent review of the UK investment research landscape.

Overseas Fund Regime ("OFR")

OFR, the simplified regime through which non-UK funds can register with the FCA to be marketed to UK retail investors, was enacted in February 2022 and is expected to be implemented through 2024. OFR requires consumer protection regimes in EU countries where BlackRock funds are domiciled to be found equivalent to the UK's regime in order to market such funds in the UK.

Conduct Regulation

The FCA continues to focus on conduct regulation, including the implementation of the Consumer Duty by all asset management firms, including BlackRock's UK subsidiaries. The Consumer Duty rules require firms to act to deliver good outcomes for retail customers in their manufacture and distribution of products and services, in respect of price and value, consumer understanding and consumer support. Any failure to meet the FCA's regulatory expectations could expose BlackRock to regulatory sanctions and increased reputational risk.

UK Stewardship Code Review

The UK Financial Reporting Council has announced a planned review of the UK Stewardship Code in 2024 to consider potential revisions to address stakeholder concerns.

Reform of Investment Markets

BlackRock is subject to numerous regulatory reform initiatives that may affect the Company's provision of investment services globally. In Europe, the Markets in Financial Instruments Directive ("MiFID") governing the provision of investment services has been revised and is accompanied by an associated Regulation (together with certain secondary regulation, "MiFID II"). The Regulation's requirements generally apply consistently across the EU. The MiFID II reforms were substantive, materially changing market transparency requirements, enhancing protections afforded to investors, and increasing operational complexity for the Company. Forthcoming proposals to review the operation of MiFID II and to develop a new EU Retail Investment Strategy may affect the European market structure and impact BlackRock's ability to operate in European markets. The broad nature of MiFID II means future reforms could also affect product development, client servicing and distribution models. Similar reforms have been implemented in Switzerland and Australia.

Regulatory Environment in China

The Company's operations in China are subject to a number of regulatory risks, including an evolving regulatory environment and complex data security and data transfer regulations. These factors may increase compliance risk and costs, limit the Company's ability to source and execute new investment opportunities and lead to impairment losses on its investments. Restrictions on transfers of certain types of onshore data of the Company's Chinese entities to offshore entities also may limit BlackRock's ability to aggregate, report and monitor such data on its global platform. In addition, a number of regulators in China have jurisdiction over BlackRock's business operations, increasing operational and regulatory engagement complexity. These risks may be further heightened by additional scrutiny by Chinese regulators of certain sectors, such as technology and other industries that might be deemed to be of national importance.

EXISTING US REGULATION – OVERVIEW

BlackRock and certain of its US subsidiaries are currently subject to extensive regulation, primarily at the federal level, by the SEC, the DOL, the Federal Reserve, the Office of the Comptroller of the Currency ("OCC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), the FTC, the Department of Justice, the CFTC and other federal government agencies and regulatory bodies.

Certain of BlackRock's US subsidiaries are also subject to various anti-terrorist financing, privacy, anti-money laundering and economic sanctions laws and regulations established by various agencies. In addition, the Investment Advisers Act of 1940 (the "Advisers Act") imposes numerous obligations on registered investment advisers such as certain BlackRock subsidiaries, including record-keeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. State level regulation through attorneys general, insurance commissioners and other state level agencies also applies to certain BlackRock activities.

The Investment Company Act of 1940 (the "Investment Company Act") imposes stringent governance, compliance, operational, disclosure and related obligations on registered investment companies and their investment advisers and distributors, such as certain BlackRock subsidiaries and affiliates. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the Investment Company Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with the Advisers Act, the Investment Company Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage.

BlackRock's trading and investment activities for client accounts are regulated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as the rules of various securities exchanges and self-regulatory organizations, including laws governing trading on inside information, market manipulation and a broad number of technical requirements (e.g., short sale limits, volume limitations and reporting obligations) and market regulation policies. Violation of any of these laws and regulations could result in fines or sanctions, as well as restrictions on BlackRock's activities and damage to its reputation. Furthermore, the Dodd-Frank Act requires one of BlackRock's subsidiaries, BTC, to register as a municipal advisor (as that term is defined in the Exchange Act) with the SEC and Municipal Securities Rulemaking Board ("MSRB"). BTC's registration as a municipal advisor subjects BTC to additional regulation by the SEC and MSRB.

BlackRock manages a variety of private pools of capital, including hedge funds, funds of hedge funds, private equity funds, collateralized debt obligations, collateralized loan obligations, real estate funds, collective trust funds, managed futures funds and hybrid funds. Congress, regulators, tax authorities and others continue to explore, on their own and in response to demands from the investment community and the public, increased regulation related to private pools of capital, including changes with respect to investor eligibility, certain limitations on trading activities, record-keeping and reporting, the scope of anti-fraud protections, safekeeping of client assets and a variety of other matters. BlackRock may be materially and adversely affected by new legislation, rulemaking or changes in the interpretation or enforcement of existing rules and regulations imposed by various regulators in this area.

Certain BlackRock subsidiaries are subject to ERISA, and to regulations promulgated thereunder by the DOL, insofar as they act as a “fiduciary” under ERISA with respect to benefit plan clients that are subject to ERISA. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and impose excise taxes for violations of these prohibitions, mandate certain required periodic reporting and disclosures and require certain BlackRock entities to carry bonds insuring against losses caused by fraud or dishonesty. ERISA also imposes additional compliance, reporting and operational requirements on BlackRock that otherwise are not applicable to clients that are not subject to ERISA.

BlackRock has seven subsidiaries that are registered as commodity pool operators and/or commodity trading advisors with the CFTC and are members of the NFA. The CFTC and NFA each administer a comparable regulatory system covering futures contracts and various other financial instruments, including swaps as a result of the Dodd-Frank Act, in which certain BlackRock clients may invest. In addition, two of BlackRock’s subsidiaries are registered with the SEC as broker-dealers and are member-firms of FINRA. Each broker-dealer has a membership agreement with FINRA that limits the scope of such broker-dealer’s permitted activities. One of the broker-dealers is also a member of the MSRB and is subject to MSRB rules.

BlackRock’s business activity in California that involves the processing of personal information is subject to the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act (“CPRA”), which provide for enhanced consumer protections for California residents. The CCPA and CPRA impose obligations on BlackRock for the handling, disclosure and deletion of personal information for California residents. In addition, several other US states have proposed or adopted similar privacy laws. Any failure by BlackRock to comply with the CCPA, CPRA or similar state privacy laws may result in fines, heightened regulatory scrutiny, litigation and/or reputational harm.

US Banking Regulation

One of BlackRock’s subsidiaries, BTC, is organized as a nationally-chartered limited purpose trust company that does not accept deposits or make commercial loans. Accordingly, BTC is examined and supervised by the OCC and is subject to various banking laws and regulations enforced by the OCC, such as laws and regulations governing capital adequacy, fiduciary activities, conflicts of interest, self-dealing, and the prevention of financial crime, including money laundering. BTC is also a member of the Federal Reserve System and is subject to various Federal Reserve regulations applicable to member institutions, such as regulations restricting transactions with affiliates. Many of these laws and regulations are meant for the protection of BTC and/or BTC’s customers rather than BlackRock, its affiliates or stockholders.

EXISTING INTERNATIONAL REGULATION – OVERVIEW

BlackRock’s international operations are subject to the laws and regulations of a number of international jurisdictions, as well as oversight by numerous regulatory agencies and bodies in those jurisdictions. In some instances, these operations are also affected by US laws and regulations that have extra-territorial application.

Below is a summary of certain international regulatory standards to which BlackRock is subject. It is not meant to be comprehensive as there are parallel legal and regulatory arrangements in force in many jurisdictions where BlackRock’s subsidiaries conduct business.

Of note among the various other international regulations to which BlackRock is subject, are the extensive and complex regulatory reporting requirements that necessitate the monitoring and reporting of issuer exposure levels (thresholds) across the holdings of managed funds and accounts and those of the Company.

European Regulation

The FCA currently regulates certain BlackRock subsidiaries in the UK. It is also responsible for the conduct of business regulation of the UK branch of one of BlackRock’s US subsidiaries. In addition, the Prudential Regulation Authority (“PRA”) regulates one BlackRock UK insurance subsidiary. Authorization by the FCA and (where relevant) the PRA is required to conduct certain financial services-related business in the UK under the Financial Services and Markets Act 2000 (the “FSMA”). The FCA’s rules adopted under the FSMA govern the majority of a firm’s capital and liquidity resources requirements, senior management arrangements, conduct of business requirements, interaction with clients, and systems and controls, whereas the rules of the PRA focus solely on the prudential requirements that apply to BlackRock’s UK-based insurance subsidiary. The FCA supervises BlackRock’s UK-regulated subsidiaries through a combination of proactive engagement, event-driven and reactive supervision and thematic reviews in order to monitor BlackRock’s compliance with regulatory requirements. Breaches of the FCA’s rules may result in a wide range of disciplinary actions against BlackRock’s UK-regulated subsidiaries and/or its employees.

In addition, BlackRock has regulated entities in France, Germany, Ireland, Jersey, Luxembourg, the Netherlands and Switzerland. Each of these entities is required to comply with regulatory rules in the country in which it has been established, including the branches of the Netherlands entity which operate across the EU.

BlackRock’s EU subsidiaries and branches must comply with the EU regulatory regime set out in MiFID II. BlackRock’s UK-regulated subsidiaries must comply with the UK version of MiFID II, which regulates the provision of investment services and activities in the UK. MiFID II, and the UK equivalent of MiFID II, set out detailed requirements governing the organization and conduct of business of investment firms and regulated markets. The legislation also includes pre- and post-trade transparency requirements for equity and non-equity markets and extensive transaction reporting requirements. Certain BlackRock UK subsidiaries must also comply with the UK regulation which implements the Consolidated Life Directive and Insurance Distribution Directive. In addition, relevant entities must comply with revised obligations on capital resources for certain investment firms arising out of the IFPR. These include requirements to ensure capital adequacy, as well as matters of governance and remuneration. Relevant BlackRock entities must also comply with the requirements of the UCITS Directive and the AIFMD, as implemented in the relevant EU Member States and in the UK, which impose obligations on the authorization and capital, conduct of business, organization, transparency and marketing of retail and alternative investment funds respectively that are sold in, or marketed to, the EU. The obligations introduced through these regulations and directives will affect certain of BlackRock’s European operations. Compliance with the UCITS Directives and the AIFMD may subject BlackRock to additional expenses associated with depositary oversight and other organizational requirements. BlackRock’s EU-regulated subsidiaries are also subject to the European Market Infrastructure Regulation (“EMIR”) (or the UK version of EMIR transposed into UK law in accordance with The European Union (Withdrawal) Act 2018 in the case of BlackRock’s UK-regulated subsidiaries), an EU regulation governing derivatives, central counterparties and trade repositories, which requires (1) the central clearing of certain OTC derivatives; (2) the application of risk-mitigation techniques to non-centrally cleared OTC derivatives (including the exchange of collateral with certain counterparties); and (3) the reporting of all derivative contracts to an ESMA registered or recognized derivatives trade repository (or a UK authorized trade repository in the case of the UK version of EMIR).

The EU has seen an increase in Common Supervisory Actions by ESMA to coordinate supervisory action by national EU regulators, most notably in areas such as product governance, liquidity management and fund costs and charges. BlackRock’s EU operations may be affected to the extent this initiative results in formal legislation or action.

EU Member States, the UK and many other non-US jurisdictions have adopted statutes and/or regulations concerning privacy and data protection and requiring notification of personal data security breaches if certain thresholds are met. For example, the EU adopted the General Data Protection Regulation (“GDPR”), which became effective in 2018, and the UK transposed the GDPR into national law (“UK GDPR”), which became effective in 2021. In June 2021, the EC published a new set of standard contractual clauses, which only apply to the transfer of personal data outside of the EU to a country not approved by the EU as providing an adequate level of protection for the processing of personal data. The EU’s adequacy decision with respect to the UK, which allows the continued flow of personal data from the EU to the UK, will be regularly reviewed and may be revoked if the UK diverges from its current adequate data protection laws. The UK has developed its own international data transfer agreement, which was implemented in March 2022. In June 2023, the EU-US Data Protection Framework came into force, which allows organizations to self-certify their compliance under the framework for data transfers from the EU, UK and Switzerland to the US. GDPR and UK GDPR, as well as other statutes and/or regulations concerning privacy and data protection, increase compliance obligations, affect BlackRock’s collection, processing, retention and transfer of personal data and reporting of personal data security breaches, and provide for increased penalties for non-compliance.

BlackRock also maintains two offices in the Middle East, one in Dubai, which is regulated by the Dubai Financial Services Authority, and one in Riyadh, Saudi Arabia, which is regulated by the Saudi Capital Markets Authority. Both offices are authorized to provide certain investment services and support BlackRock’s provision of investment products and services in their countries of domicile. Other countries across the Middle Eastern region are serviced on a cross-border basis.

Regulation in the Asia-Pacific Region

In Japan, a BlackRock subsidiary is subject to the Financial Instruments and Exchange Act (“FIEA”) and the Act on Investment Trusts and Investment Corporations. These laws are administered and enforced by the Japanese Financial Services Agency (“JFSA”), which establishes standards for compliance, including capital adequacy and financial soundness requirements, customer protection requirements and conduct of business rules. The JFSA is empowered to conduct administrative proceedings that can result in censure, fines, cease and desist orders or the suspension or revocation of registrations and licenses granted under the FIEA. This Japanese subsidiary also holds a license for real estate brokerage activities which subjects it to the regulations set forth in the Real Estate Brokerage Act.

In Australia, BlackRock’s operating entity is principally regulated under the Corporations Act 2001 (Cth) by the Australian Securities and Investments Commission (“ASIC”), which includes holding an Australian financial services license and operating registered managed investment schemes. ASIC is Australia’s integrated corporate, markets, financial services and consumer credit regulator.

In New Zealand, certain BlackRock subsidiaries are primarily regulated by the Financial Markets Authority (“FMA”). The FMA is responsible for overseeing and enforcing financial markets legislation including the licensing of firms to provide certain financial products and services in New Zealand and administering anti-money laundering and terrorism financing legislation, amongst other functions.

The activities of certain BlackRock subsidiaries in Hong Kong are subject to the Securities and Futures Ordinance (“SFO”), which governs the securities and futures markets and regulates, among others, offers of investments to the public and provides for the licensing of intermediaries. The SFO is administered by the Securities and Futures Commission ("SFC"). The SFC is also empowered to establish standards for compliance as well as codes and guidelines. The relevant BlackRock subsidiaries and the employees conducting any of the regulated activities specified in the SFO are required to be licensed with the SFC, and are subject to the rules, codes and guidelines issued by the SFC.

BlackRock's operations in Taiwan are regulated by the Taiwan Financial Supervisory Commission, which is responsible for regulating securities markets (including the Taiwan Stock Exchange and the Taiwan Futures Exchange), the banking industry and the insurance sector.

BlackRock's Fund Management Company in China ("BlackRock FMC") is regulated by the China Securities Regulatory Commission and is subject to the Securities Investment Fund Law and Measures for the Supervision and Administration of Mutual Fund Managers for the overall oversight from incorporation to the corporate governance and operations of fund managers and funds. BlackRock FMC is also subject to the China Securities Law and various other financial laws and regulations. BlackRock CCB Wealth Management Limited, which is BlackRock's wealth management joint venture company with CCB Wealth Management Co., Ltd. and Fullerton Management Pte Ltd. in China, is regulated by the National Financial Regulatory Administration ("NFRA", formerly known as the China Banking and Insurance Regulatory Commission). They have enacted Bank Wealth Management Supervision and Management Measures and Management Measures of Bank Wealth Management Subsidiaries and other relevant rules to regulate the setup, conduct of business and risk management of bank wealth management companies.

In Singapore, a BlackRock subsidiary is regulated by the Monetary Authority of Singapore ("MAS") and its business activities are subject to the Securities and Futures Act 2001 ("SFA"). The SFA governs the regulation of activities and institutions in the securities and derivatives industry, including fund management, dealing in capital markets products and leveraged foreign exchange trading. The MAS is Singapore's central bank and integrated financial regulator, which regulates the financial services sector in Singapore and conducts integrated supervision of financial services and financial stability surveillance. This BlackRock subsidiary and the employees conducting any of the regulated activities specified in the SFA are required to be licensed with the MAS, and are subject to the SFA and the regulations, rules, codes, notices and guidelines issued by the MAS.

Other financial regulators oversee BlackRock subsidiaries, branches and representative offices across the Asia-Pacific region, including in South Korea. Regulators in all of these jurisdictions have authority with respect to financial services including, among other things, the authority to grant, suspend or cancel required licenses or registrations. In addition, these regulators may subject certain BlackRock subsidiaries to net capital requirements.

AVAILABLE INFORMATION

BlackRock files annual, quarterly and current reports, proxy statements and all amendments to these reports and other information with the SEC. BlackRock makes available free-of-charge, on or through its website at https://www.blackrock.com, the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those filings, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The Company also makes available on its website the charters for the Audit Committee, Management Development and Compensation Committee, Nominating, Governance and Sustainability Committee and Risk Committee of the Board of Directors, its Code of Business Conduct and Ethics, its Code of Ethics for Chief Executive and Senior Financial Officers and its Corporate Governance Guidelines. Further, BlackRock will provide, without charge, upon written request, a copy of the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and all amendments to those filings as well as the committee charters, its Code of Business Conduct and Ethics, its Code of Ethics for Chief Executive and Senior Financial Officers and its Corporate Governance Guidelines. Requests for copies should be addressed to Investor Relations, BlackRock, Inc., 50 Hudson Yards, New York, New York 10001. Reports, proxy statements and other information regarding issuers that file electronically with the SEC, including BlackRock's filings, are also available to the public from the SEC's website at https://www.sec.gov.

Item 1A. Risk Factors

As a global investment management firm, risk is an inherent part of BlackRock's business. Global markets, by their nature, are prone to uncertainty and subject participants to a variety of risks. While BlackRock devotes significant resources across all of its operations to identify, measure, monitor, manage and analyze market, operating, legal, compliance, reputational, fiduciary and investment risks, BlackRock's business, financial condition, operating results and nonoperating results could be materially adversely affected and the Company's stock price could decline as a result of any of these risks and uncertainties, including the ones discussed below.

MARKET AND COMPETITION RISKS

Changes in the value levels of equity, debt, real assets, commodities, foreign exchange or other asset markets, as well as the impact of global trade policies and tariffs, may cause assets under management ("AUM"), revenue and earnings to decline.

BlackRock's investment management revenue is primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. Numerous factors, including price movements in the equity, debt or currency markets, or movements in the price of real assets, commodities or other alternative investments in which BlackRock invests on behalf of its clients, as well as the impact of global fiscal, monetary and trade policies, could cause:

- the value of AUM, or BlackRock's returns on AUM, to decrease;
- client redemptions from BlackRock's products;
- client rebalancing or reallocating of assets into BlackRock products that yield lower fees;
- an impairment to the value of intangible assets and goodwill; or
- a decrease in the value of seed or co-investment capital.

These risks may also be heightened by market volatility, illiquid market conditions or other market disruptions. The occurrence of any of the above events may cause the Company's AUM, revenue and earnings to decline.

Changes in interest or foreign exchange rates and/or divergent beta may cause BlackRock's AUM and base fees to fluctuate and introduce volatility to the Company's net income and operating cash flows.

In recent years, global markets have experienced substantial volatility, with significant downturns in both bond and equity markets. In addition, central banks worldwide have raised interest rates in an effort to moderate rising inflation. BlackRock's business is directly and indirectly affected by changes in global interest rates. Similarly, due to the global nature of BlackRock's operations, a portion of its business is conducted in currencies other than the United States ("US") dollar. BlackRock's exposure to foreign exchange rates relative to the US dollar and interest rates may cause BlackRock's AUM to fluctuate and introduce volatility to the Company's base fees, net income and operating cash flows.

In addition, beta divergence between equity markets, where certain markets perform differently than others, may lead to an increase in the proportion of BlackRock AUM weighted toward lower fee equity products, resulting in a decline in BlackRock's effective fee rate. Divergent market factors may also erode the correlation between the growth rates of AUM and base fees.

BlackRock's investment advisory contracts may be terminated or may not be renewed by clients and fund boards on favorable terms and the liquidation of certain funds may be accelerated at the option of investors.

BlackRock derives a substantial portion of its revenue from providing investment advisory services. The advisory or management contracts BlackRock has entered into with its clients, including the agreements that govern many of BlackRock's investment funds, provide investors or, in some cases, the independent directors of applicable investment funds, with significant latitude to terminate such contracts, withdraw funds or liquidate funds, or to remove BlackRock as a fund's investment advisor (or equivalent). BlackRock also manages its US mutual funds, closed-end and exchange-traded funds under management contracts that must be renewed and approved annually by the funds' respective boards of directors, a majority of whom are independent from the Company. BlackRock's fee arrangements under any of its advisory or management contracts may be reduced (including at the behest of a fund's board of directors). In addition, shareholder activism involving closed-end funds has increased, including public campaigns to demand that a fund consider significant transactions such as a tender offer, merger or liquidation or seek other actions such as the termination of the fund's management contract. If a number of BlackRock's clients terminate their contracts, or otherwise remove BlackRock from its advisory roles, liquidate funds or fail to renew management contracts on similar terms, the fees or carried interest BlackRock earns could be reduced, which may cause BlackRock's AUM, revenue and earnings to decline.

The failure or negative performance of products offered by competitors may cause AUM in similar BlackRock products to decline irrespective of BlackRock's performance.

Many competitors offer similar products to those offered by BlackRock and the failure or negative performance of competitors' products could lead to a loss of confidence in similar BlackRock products, irrespective of the performance of such BlackRock products. Any loss of confidence in a product type could lead to withdrawals, redemptions and liquidity issues in such products, which may cause the Company's AUM, revenue and earnings to decline.

Increased competition may cause BlackRock's AUM, revenue and earnings to decline.

The investment management industry is highly competitive, and BlackRock competes based on a number of factors including: investment performance, liquidity, its technology and portfolio construction offerings, the level of fees charged, the quality and breadth of services and products provided, name recognition and reputation, and its ability to develop new investment strategies and products to meet the changing needs of investors. In addition, over the past several years, there has been continued consolidation in the asset management industry as investors increasingly seek out firms that have the capacity to deliver broad multi-asset investment capabilities and technological expertise, including in a manner that is responsive to ever more localized needs. This consolidation, together with the introduction of new technologies, as well as regulatory changes, continues to alter the competitive landscape for investment managers, which may lead to additional fee compression or require BlackRock to invest more to modify or adapt its product offerings to attract and retain customers and remain competitive with the products, services and geographic diversity offered by other financial institutions, technology companies, trading, advisory or asset management firms. Increased competition on the basis of any of these factors, including competition leading to fee reductions on existing or new business, may cause the Company's AUM, revenue and earnings to decline.

Failure to maintain Aladdin's competitive position in a dynamic market could lead to a loss of clients and could impede BlackRock's productivity and growth.

The sophisticated risk analytics, portfolio management, trade execution and investment operations that BlackRock provides via its technology platform to support investment advisory and Aladdin clients are important elements of

BlackRock's competitive success. Aladdin's competitive position is based in part on its ability to combine risk analytics with portfolio management, trading and operations tools on a single platform. Increased competition from risk analytics and investment management technology providers, including as a result of growing industry consolidation giving rise to competitors with increasingly sophisticated and comprehensive product offerings, or a shift in client demand toward standalone or internally developed solutions, whether due to price competition, perceived client market share, platform offerings or flexibility, or market-based or regulatory factors, may weaken Aladdin's competitive position and may cause the Company's revenue and earnings to decline. In addition, to the extent that Aladdin competitors are able to innovate more effectively than BlackRock or leverage delivery models that provide clients faster time to market, lower costs or the ability to more seamlessly combine or bundle with other service offerings, BlackRock may lose existing clients or fail to capture future market share, which may impede its productivity and growth. Moreover, although BlackRock takes steps to safeguard against infringements of its intellectual property ("IP"), there can be no assurance that the Company will be able to effectively protect and enforce its IP rights in Aladdin.

BlackRock may be unable to develop new products and services and the development of new products and services may expose BlackRock to reputational harm, additional costs or operational risk.

BlackRock's financial performance depends, in part, on its ability to react to changes in the asset management industry, respond to evolving client demands and develop, market and manage new investment products and services. The development and introduction of new products and services, including the creation of increasingly customizable products, requires continued innovative effort on the part of BlackRock and may require significant time and resources as well as ongoing support and investment. Substantial risk and uncertainties are associated with the introduction of new products and services, including the implementation of new and appropriate operational controls and procedures, shifting client and market preferences, the introduction of competing products or services, constraints on BlackRock's ability to manage growth within client mandates, compliance with regulatory and disclosure requirements and IP-related lawsuits or claims, which may not be fully evident or identified at such time. A growing number of BlackRock's products and services also depend on data provided by third parties as analytical inputs and are subject to additional risks, including with respect to data quality, cost, availability and provider relationships. Data sets for certain developing analytics, such as those in the sustainability space, continue to evolve and difficulties approximating gaps in the data, sourcing data from reliable sources, or validating the data could adversely impact the accuracy and effectiveness of such analytics. There can be no assurance that BlackRock will be able to innovate effectively in order to develop new products or services that address the needs of its clients on the timeline they require. Any failure to successfully develop new products and services, or effectively manage associated operational risks, could harm BlackRock's reputation and expose the Company to additional costs, which may cause its AUM, revenue and earnings to decline.

Changes in the value of seed and co-investments that BlackRock owns as well as BlackRock's minority investments could affect its income and could increase the volatility of its earnings.

At December 31, 2023, BlackRock's net economic investment exposure of approximately $3.8 billion in its investments (see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations-Investments*) primarily resulted from co-investments and seed investments in its sponsored investment funds. Movements in the equity, debt or currency markets, or in the price of real assets, commodities or other alternative investments, could lower the value of these investments as well as certain minority investments, increase the volatility of BlackRock's earnings and cause earnings to decline.

BlackRock indemnifies certain securities lending clients for specified losses as a result of a borrower default.

BlackRock provides borrower default indemnification to certain of its securities lending clients. In the event of a borrower default, BlackRock would use the collateral pledged by the borrower to repurchase securities out on loan in order to replace them in a client's account. Borrower default indemnification is limited to the shortfall that occurs in the event the collateral available at the time of the borrower's default is insufficient to repurchase those securities out on loan. BlackRock requires all borrowers to mark to market their pledged collateral daily to levels in excess of the value of the securities out on loan which mitigates the likelihood of the indemnity being triggered. Where the collateral is in the form of cash, the indemnities BlackRock provides do not guarantee, assume or otherwise insure the investment performance or return of any cash collateral vehicle into which that cash collateral is invested. The amount of securities on loan as of December 31, 2023 and subject to this type of indemnification was approximately $259 billion. In the Company's capacity as lending agent, cash and securities totaling approximately $276 billion was held as collateral for indemnified securities on loan at December 31, 2023. Significant borrower defaults occurring simultaneously with rapid declines in the value of collateral pledged and/or increases in the value of the securities loaned may create collateral shortfalls, which could result in material liabilities under these indemnities and may cause the Company's revenue and earnings to decline.

BlackRock's decision on whether to provide support to particular products from time to time, or the inability to provide support, may cause AUM, revenue and earnings to decline.

While not legally mandated, BlackRock may, at its option, from time to time choose to seed, warehouse or otherwise support investment products through capital or credit support for commercial or other reasons. Any decision by BlackRock on whether to support products may utilize capital and liquidity that would otherwise be available for other corporate purposes. BlackRock's ability to seed, warehouse or otherwise support certain products may be restricted by regulation or by the Company's failure to have or make available sufficient capital or liquidity.

Moreover, inherent constraints arising from the business models of certain asset managers, including BlackRock, may during periods of market volatility result in BlackRock having fewer options for accessing liquidity than asset managers with alternate business models, which may adversely impact its ability to support certain products. Any decision by BlackRock to support particular products, or its inability or unwillingness to provide such support, may result in losses or affect BlackRock's capital or liquidity, which may cause AUM, revenue and earnings to decline.

Geopolitical unrest and other events outside of BlackRock's control could adversely affect the global economy or specific international, regional and domestic markets, which may cause BlackRock's AUM, revenue and earnings to decline.

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, could have an adverse impact on BlackRock. For instance, the Ukraine-Russia and Israel-Hamas wars and potential escalation have and may continue to result in geopolitical instability and adversely affect the global economy, supply chains, specific markets and operations. Strategic competition between the US and China and resulting tensions and heightened levels of political polarization have also contributed to uncertainty in the geopolitical and regulatory landscapes. Similarly, other events outside of BlackRock's control, including natural disasters, climate-related events, pandemics or health crises may arise from time to time and be accompanied by governmental actions that may increase international tension or impact the US or global economy in ways that are uncertain. Any such events and responses, including regulatory developments, may cause significant volatility and declines in the global markets, disproportionate impacts to certain industries or sectors, disruptions to commerce (including to economic activity, travel and supply chains), loss of life and property damage, and may adversely affect the global economy or capital markets, as well as the Company's products, operations, clients, vendors and employees, which may cause BlackRock's AUM, revenue and earnings to decline. BlackRock's exposure to geopolitical risks may be heightened to the extent such risks arise in countries in which BlackRock currently operates or seeks to expand its presence.

Climate-related risks could adversely affect BlackRock's business, products, operations and clients, which may cause BlackRock's AUM, revenue and earnings to decline.

BlackRock's business and those of its clients could be impacted by climate-related risks. Climate-related risks may impact BlackRock through changes in the physical climate or from the process of transitioning to a low-carbon economy. Climate-related physical risks arise from the direct impacts of a changing climate in the short- and long-term. Such risks may include the risks of extreme weather events and changes in temperature, which may damage infrastructure and facilities, including BlackRock's physical assets, as well as disrupt connectivity or supply chains. Climate-related transition risks arise from exposure to the transition to a low-carbon economy through policy, regulatory, technology and market changes. For instance, new or divergent climate regulations or guidance, as well as differing perspectives of stakeholders regarding climate impacts, have affected and may continue to affect BlackRock's business activities and reputation, increase scrutiny and complicate compliance requirements, which could increase the Company's costs.

Climate-related physical and transition risks could also impact BlackRock's business both directly and indirectly through adverse impacts to its clients' investments, including as a result of declines in asset values, changes in client preferences, increased regulatory and compliance costs and significant business disruptions. Any of these risks may cause the Company's AUM, revenue and earnings to decline.

RISKS RELATED TO INVESTMENT PERFORMANCE

Poor investment performance could lead to the loss of clients and may cause AUM, revenue and earnings to decline.

The Company's management believes that investment performance, including the efficient delivery of beta, is one of the most important factors for the growth and retention of AUM. Poor investment performance relative to applicable portfolio benchmarks, aggregate fee levels or competitors may cause AUM, revenue and earnings to decline as a result of:

- client withdrawals in favor of better performing products offered by competitors;
- client shifts to products that charge lower fees;
- the diminishing ability to attract additional funds from existing and new clients;
- reduced, minimal or no performance fees;
- an impairment to the value of intangible assets and goodwill; or
- a decrease in the valuations of seed and co-investment capital.

Performance fees may increase volatility of both revenue and earnings.

A portion of BlackRock's revenue is derived from performance fees on investment advisory assignments. Performance fees represented $554 million, or 3%, of total revenue for the year ended December 31, 2023. Generally, the Company is entitled to a performance fee only if the agreement under which it is managing the assets provides for one and if returns on the related portfolio exceed agreed-upon periodic or cumulative return targets. If these targets are not exceeded, a performance fee for that period will not be earned and, if targets are based on cumulative returns, the Company may not earn performance fees in future periods. The volatility of the Company's future revenue and earnings may also be affected due to illiquid alternatives becoming an increasing component of the overall composition of the Company's performance fee generating assets. In particular, the Company expects that as it manages more illiquid products, its performance fees will generally be recognized over substantially longer multi-year periods than those associated with more liquid products.

Failure to identify errors in the quantitative models BlackRock utilizes to manage its business could adversely affect product performance and client relationships.

BlackRock employs various quantitative models to support its investment processes, including those related to risk assessment, portfolio management, trading and hedging activities and product valuations. Any errors or limitations in the underlying models, model inputs or assumptions, including those from third-party sources, as well as any failure of BlackRock's governance, approval, testing and validation standards in respect of such models, model inputs or assumptions, the failure to timely update such models, model inputs or assumptions or errors in how such models are used, could have adverse effects on BlackRock's business and reputation. These risks may be heightened by the rapid growth and complexity of new models, evolving data sets and standards and market volatility.

TECHNOLOGY AND OPERATIONAL RISKS

A failure in, or disruption to, BlackRock's operations, systems or infrastructure, including business continuity plans, could adversely affect operations, damage the Company's reputation and cause BlackRock's AUM, revenue and earnings to decline.

BlackRock's infrastructure, including its technological capacity, data centers and office space, is vital to the competitiveness of its business. Moreover, a significant portion of BlackRock's critical business operations is concentrated in a limited number of geographic areas, including San Francisco, New York, London, Edinburgh, Budapest, Atlanta, Gurgaon and Belgrade. The failure to maintain an infrastructure commensurate with the size and scope of BlackRock's business, or the occurrence of a business outage or event outside BlackRock's control, including a major earthquake, hurricane, fire, terrorist act, pandemic, health crisis or other catastrophic event, or the actions of individuals or groups seeking to disrupt BlackRock's operations in any location at which BlackRock maintains a major presence, could materially impact operations, result in business disruption or impede the Company's growth.

Despite BlackRock's efforts to ensure business continuity, if it fails to keep business continuity plans up-to-date or if such plans, including secure back-up facilities and systems and the availability of back-up employees, are improperly implemented or deployed during a disruption, the Company's ability to operate could be adversely impacted which may cause AUM, revenue and earnings to decline or impact the Company's ability to comply with regulatory obligations or contractual obligations leading to reputational harm, legal liability, regulatory fines and/or sanctions.

A cyber-attack or a failure to implement effective information and cybersecurity policies, procedures and capabilities could disrupt operations and lead to financial losses and reputational harm, which may cause BlackRock's AUM, revenue and earnings to decline.

BlackRock is dependent on the effectiveness of the information and cybersecurity policies, procedures and capabilities it maintains to protect its computer and telecommunications systems and the data that resides on or is transmitted through them, including data provided by third parties that is significant to portions of BlackRock's business and products. An information security incident or disruption, such as a cyber-attack including social engineering, a phishing scam, business email compromise, malware, denial-of-service or ransomware attack, or a failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential client or competitive information. Moreover, developments in BlackRock's use of process automation and artificial intelligence ("AI"), as well as the use of remote access by employees and mobile and cloud technologies, could heighten these and other operational risks, as certain aspects of the security of such technologies may be complex, unpredictable or beyond BlackRock's control. BlackRock's growing exposure to the public Internet, as well as reliance on mobile or cloud technology or any failure by mobile technology and cloud service providers to adequately safeguard their systems and prevent cyber-attacks, could disrupt BlackRock's operations and result in misappropriation, corruption or loss of personal, confidential or proprietary information or third-party data. In addition, there is a risk that encryption and other protective measures may be circumvented, particularly to the extent that new computing technologies including quantum computing increase the speed and computing power available.

The financial services industry has been the subject of cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties, including nation state actors, terrorist organizations, cyber criminals and hacktivists. BlackRock has been and continues to be the target of cyber-attacks, as well as the co-opting of its brand, and continues to monitor and develop its systems to protect its technology infrastructure and data from misappropriation or corruption, as the failure to do so could disrupt BlackRock's operations and cause financial losses. Advances in technology, including generative AI, and use of such technology by malicious actors could heighten these risks. Although BlackRock has implemented policies and controls, and takes protective measures involving significant expense, to prevent and address potential data breaches, inadvertent disclosures, increasingly sophisticated cyber-attacks and cyber-related fraud, there can be no assurance that any of these measures proves fully effective. In addition, given the evolving nature of cyber threat actors and the increasing sophistication of cyber-attack methodology, a successful cyber-attack may persist for an extended period of time before being detected, and it may take a considerable amount of time for an investigation to be completed and the severity and potential impact to be known. Moreover, due to the complexity and interconnectedness of BlackRock's systems, the process of upgrading or patching the Company's protective measures could itself create a risk of security issues or system disruptions for the Company, as well as for clients who rely upon, or have exposure to, BlackRock's systems.

In addition, due to BlackRock's interconnectivity with third-party vendors, advisors, central agents, exchanges, clearing houses and other financial institutions, BlackRock or any such third party may be adversely affected if any of them is subject to a successful

cyber-attack or other information security event, including those arising due to the use of mobile technology or a third-party cloud environment. BlackRock also routinely transmits and receives personal, confidential or proprietary information by email and other electronic means. The Company collaborates with clients, vendors and other third parties to develop secure transmission capabilities and protect against cyber-attacks. However, BlackRock or such third parties may not have all appropriate controls in place to protect the confidentiality of such information.

Any information security incident or cyber-attack against BlackRock or third parties with whom it is connected, including any interception, mishandling or misuse of personal, confidential or proprietary information or failure to disclose or communicate a cybersecurity incident appropriately, could result in material financial loss, loss of competitive position, regulatory fines and/or sanctions, breach of client contracts, reputational harm or legal liability, which, in turn, may cause BlackRock's AUM, revenue and earnings to decline. In addition, BlackRock's cybersecurity insurance may not cover all losses and damages from such events and BlackRock's ability to maintain or obtain sufficient insurance coverage in the future may be limited.

Failure or unavailability of third-party dependencies may adversely affect Aladdin operations, which could cause reputational harm, lead to a loss of clients and impede BlackRock's productivity and growth.

BlackRock must maintain effective infrastructure, including a robust and secure technological framework, in order to maximize the benefit of the Aladdin platform. In so doing, it relies in part on certain third-party service providers, including for cloud hosting and technologies supporting cloud-based operations. For example, Aladdin's data architecture depends on third-party providers of technology solutions, including the ability of such parties to scale and perform in response to Aladdin's growth. In addition, the analytical capabilities of Aladdin depend on the ability of a number of third parties to provide data and other information as inputs into Aladdin's analytical calculations. Although BlackRock has implemented internal controls and procedures and maintains a robust vendor management program designed to perform diligence and monitor third parties that support the Aladdin platform, there can be no assurance that these measures will prove effective. Any failure by third parties to maintain infrastructure that is commensurate with Aladdin's size and growth, or provide the data or information required to support its varying capabilities, could compromise Aladdin's resilience, result in operational difficulties, cause reputational harm and adversely impact BlackRock's ability to provide services to its investment advisory and Aladdin clients.

Continuing enhancements to Aladdin's capabilities, as well as the expansion of the Aladdin platform into new markets and geographies, have led to significant growth in Aladdin's processing scale, which may expose BlackRock to reputational harm, increased regulatory scrutiny and heightened operational, data management, cyber- and information-security risks.

The operation of BlackRock's Aladdin platform routinely involves updating existing capabilities, configuration change management, developing, testing and rolling out new functionalities and expanding coverage into new markets and geographies, including in connection with inorganic transactions or to address client or regulatory requirements. These updates and expansion initiatives, which have led to significant growth in Aladdin's processing scale, frequently occur on accelerated time frames and may expose BlackRock to additional cyber- and information-security risks, as well as increased execution, operational and data management risks. If BlackRock is unable to manage the pace of, or provide the operational resiliency and stability for, the expansion of Aladdin and associated growth of its processing scale, BlackRock may experience client attrition, reduced business, increased costs, reputational harm or regulatory fines and/or sanctions, which may cause BlackRock's AUM, revenue and earnings to decline.

In addition, the highly regulated business activities of many Aladdin clients may expose BlackRock to heightened regulatory scrutiny. For example, the changing political and regulatory environment in certain jurisdictions in which Aladdin clients are based has required BlackRock to open new data centers in those jurisdictions in order to host client data in the client's home location. Operating new data centers in foreign jurisdictions may expose BlackRock to increased operational complexity, as well as additional regulatory risks associated with the compliance requirements of such jurisdictions. In addition, there has been increased regulatory scrutiny globally on technology and information providers, which may impact Aladdin and certain functionalities and tools.

A failure to effectively manage the development and use of AI, combined with an evolving regulatory environment, could have an adverse effect on BlackRock's growth, reputation or business.

BlackRock uses machine learning and AI in its business and expects to continue to expand its AI capabilities, including through generative AI. AI methods are complex and rapidly evolving, and the introduction of AI into new or existing processes may result in new or enhanced governmental or regulatory scrutiny, IP or other litigation, data protection, confidentiality or information security risks, social or ethical concerns, competitive harm or other complications. For example, the use of datasets to develop and test AI models, the content generated by AI systems, or the application of AI systems may be found to be insufficient, biased or harmful, or lead to adverse business decisions or operating errors. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. In addition, IP ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by US courts or federal, state or non-US laws or regulation. Furthermore, regulation of AI technologies is evolving globally. Efforts around use of these technologies require additional investment in operational controls and procedures, development and implementation of appropriate protections and safeguards for handling the use of data with AI, including with respect to data leakage, and regulatory compliance costs. Any failure to successfully integrate AI technologies, respond to client or market demands or effectively manage the related risks could harm BlackRock's growth and reputation, adversely impact product offerings, client interactions or business initiatives, and expose the Company to legal and regulatory liabilities and additional costs, including regulatory fines or sanctions, which may cause its AUM, revenue and earnings to decline.

Failure to maintain adequate corporate and contingent liquidity may cause BlackRock's AUM, liquidity and earnings to decline, as well as harm its prospects for growth.

BlackRock's ability to meet anticipated cash needs depends upon a number of factors, including its creditworthiness and ability to generate operating cash flows. In addition, while BlackRock, Inc. is not subject to regulatory capital or liquidity requirements, certain of its subsidiaries are subject to regulatory capital and liquidity frameworks as well as certain other prudential requirements and standards, which require them to maintain certain levels of capital and liquidity. Failure to maintain adequate liquidity could lead to unanticipated costs and force BlackRock to revise existing strategic and business initiatives. BlackRock's access to equity and debt markets and its ability to issue public or private debt, or secure lines of credit or commercial paper back-up lines, on reasonable terms may be limited by adverse market conditions, a reduction in its long- or short-term credit ratings, or changes in government regulations, including tax and interest rates. Failure to obtain funds and/or financing, or any adverse change to the cost of obtaining such funds and/or financing, may cause BlackRock's AUM, liquidity and earnings to decline, curtail its operations and limit or impede its prospects for growth.

Operating risks associated with BlackRock's securities lending program may result in client losses.

BlackRock lends securities to banks and broker-dealers on behalf of certain of its clients. In these securities lending transactions, the borrower is required to provide and maintain collateral at or above regulatory minimums. Securities on loan are marked to market daily to determine if the borrower is required to pledge additional collateral. BlackRock must manage this process and is charged with mitigating the associated operational risks. The failure of BlackRock's controls to mitigate such operational risks could result in financial losses for the Company's clients that participate in its securities lending programs (separate from any losses related to the risks of collateral investments), and BlackRock may be held liable for any failure to manage such risks.

Inorganic transactions may harm the Company's competitive or financial position if they are not successful.

BlackRock employs a variety of organic and inorganic strategies intended to enhance earnings, increase product offerings, deliver whole-portfolio solutions, access new clients, leverage advances in technology and expand into new geographies. Inorganic strategies have included hiring smaller-sized investment teams, making minority investments in early- to mid-stage technological and other ventures, entering into strategic joint ventures and acquiring investment management and technology businesses, analytics, models and other IP. Inorganic transactions involve a number of financial, accounting, tax, regulatory, geographical and operational challenges and uncertainties, including in some cases, the assumption of pre-existing liabilities, which must be managed in order for BlackRock to realize the benefit of such transactions, and such transactions may be the subject of unanticipated liabilities arising from commercial disputes, information security vulnerabilities or breaches and IP or other legal claims. The success of BlackRock's inorganic strategy also depends in large part on its ability to integrate the workforce, operations, strategies, technologies and other components of a target business following the completion of an acquisition. BlackRock may be required to commit significant management time, as well as create new, or grow existing, operational and support functions, to facilitate the integration of acquired businesses, manage combined future growth and maintain a cohesive corporate culture. There can be no assurance that BlackRock will be able to successfully integrate acquired businesses, retain associated talent, scale support functions or realize other intended benefits of its inorganic strategy in the timeframe BlackRock expects, or at all. Moreover, the challenges associated with BlackRock's inorganic strategy may be heightened when inorganic transactions are in new geographic locations, involve new markets, products, business lines or early stage investments or are delivered via technology and systems that differ from those employed by BlackRock or that overlap with existing BlackRock businesses. In addition, in the case of minority investments and joint ventures, BlackRock may be subject to risks due to reputational harm, liability or loss resulting from, or relating to operating systems, risk management controls, and employees that are outside of BlackRock's control, as well as risks related to the jurisdictions or markets in which such investees or joint ventures operate. For example, BlackRock has a minority investment in Circle Internet Financial ("Circle"), which is associated with crypto asset markets which experienced substantial volatility and high-profile enterprise failures and bankruptcies. The crypto asset markets are subject to significant regulatory uncertainty, which could also negatively impact BlackRock's investment in Circle. Any failure to identify and mitigate the risks associated with acquisitions, joint ventures or minority investments through due diligence, governance or oversight rights, indemnification provisions and/or operational expertise, or to manage the integration of acquisitions effectively, could result in losses or impairments related to such transactions and have an adverse effect on BlackRock's reputation or cause its AUM, revenue and earnings to decline, which may harm the Company's competitive position in the investment management industry.

BlackRock is subject to risks associated with its proposed acquisition of GIP, including completion of the acquisition in the anticipated timeframe and failure to realize anticipated benefits of the acquisition.

BlackRock is subject to risks and uncertainties associated with its proposed acquisition of Global Infrastructure Partners ("GIP"), including the risk that a condition to closing may not be satisfied or waived, the possibility of failure to obtain necessary regulatory approvals, which may be outside of BlackRock's or GIP's control, or the possibility that the acquisition does not close in the anticipated timeframe or at all. BlackRock may not be able to realize the anticipated benefits of the acquisition, including synergies, value creation or other benefits of the proposed acquisition fully or at all, or on the timeline BlackRock expects. At times, the resources of either or both companies or the attention of certain members of their management may be focused on completion of the acquisition and diverted from day-to-day business operations, which may disrupt each company's ongoing business. In addition, consummation of the acquisition may have an adverse impact on the Company, including from risks related to significant transaction costs, unknown liabilities, litigation and/or regulatory actions related to the acquisition or if the acquired business does not perform as expected, which may cause BlackRock's AUM, revenue and earnings to decline.

BlackRock's alternatives products include investments in early-stage companies, private equity portfolio companies and real assets, such as real estate, infrastructure and energy assets, which may expose BlackRock and its funds and accounts to new or increased risks and liabilities, as well as reputational harm.

BlackRock's alternatives products include investments in early-stage companies, private equity portfolio companies and real assets, including real estate, infrastructure and energy assets, which may expose BlackRock and its funds and accounts to increased risks and liabilities that are inherent in the ownership and management of such investments and portfolio companies. These may include:

- risks related to the potential illiquidity, valuation and disposition of such investments;
- risks related to emerging and less established companies that have, among other things, short operating histories, new technologies and products, nascent control functions, quickly evolving markets and limited financial resources;
- construction risks, including as a result of force majeure, labor disputes or work stoppages, shortages of material or interruptions to the availability of necessary equipment;
- accidents, pandemics, health crises or catastrophic events, such as explosions, fires or terrorist activity beyond BlackRock's control;
- climate-related risks, including greater frequency or intensity of adverse weather and natural disasters;
- personal injury or property damage;
- failures on the part of third-party servicers and operators, including managers and contractors, appointed in connection with investments or projects to adequately perform their contractual duties or operate in accordance with applicable laws;
- risks related to investments in emerging markets, including economic and political risks and differences in legal or regulatory environments, which may make enforcement of legal obligations more difficult;
- exposure to stringent and complex non-US, federal, state and local laws, ordinances and regulations, including those related to financial crime, permits, government contracting, conservation, exploration and production, tenancy, occupational health and safety, foreign investment and environmental protection;
- environmental hazards, such as natural gas leaks, product and waste spills, pipeline and tank ruptures, and unauthorized discharges of products, wastes and other pollutants;
- changes to the supply and demand for properties and/or tenancies or fluctuations in the price of commodities;
- risks related to the availability, cost, coverage and other limitations on insurance;
- risks related to governance and oversight, including board oversight, of portfolio companies;
- the financial resources of tenants; and
- contingent liabilities on disposition of investments.

The above risks may expose BlackRock's funds and accounts to additional expenses and liabilities, including costs associated with delays or remediation, and increased legal or regulatory costs, all of which could impact the returns earned by BlackRock's clients. These risks could also result in direct liability for BlackRock by exposing BlackRock to losses, regulatory sanctions or litigation, including claims for compensatory or punitive damages. Similarly, market conditions may change during the course of developments or projects in which BlackRock invests and those changes may make such developments or projects less attractive than at the time they were commenced and potentially harm the investment returns of BlackRock's clients. The occurrence of any such events may expose BlackRock to reputational harm, divert management's attention away from BlackRock's other business activities or cause its AUM, revenue and earnings to decline.

Operating in international markets increases BlackRock's operational, political, regulatory and other risks.

As a result of BlackRock's extensive international operations, the Company faces associated operational, regulatory, reputational, political and foreign exchange rate risks, many of which are outside of the Company's control. Operating outside the US may also expose BlackRock to increased compliance risks, as well as higher costs to comply with US and non-US anti-corruption, anti-money laundering and sanctions laws and regulations. Similarly, certain jurisdictions in which BlackRock operates may not have comparable levels of protection for corporate assets, such as IP, and client information and records, to the US. As a result, there may also be heightened information security or privacy risks in those jurisdictions. Any theft or unauthorized use of data, technology or IP may negatively impact BlackRock's business operations and reputation. In addition, changes to the political or regulatory environment in a jurisdiction in which BlackRock operates, including increased restrictions or scrutiny, may adversely impact BlackRock's business or operating activities. The failure of the Company's systems of internal control to mitigate such risks, or of its operating infrastructure to support its global activities, could result in operational failures and regulatory fines and/or sanctions and impede the Company's growth, which may cause the Company's AUM, revenue and earnings to decline.

RISKS RELATED TO HUMAN CAPITAL

The potential for human error in connection with BlackRock's operational systems could disrupt operations, cause losses, lead to regulatory fines or damage the Company's reputation and may cause BlackRock's AUM, revenue and earnings to decline.

Many of BlackRock's operations are highly complex and are dependent on the Company's ability to process and monitor a large number of transactions, many of which occur across numerous markets and currencies at high volumes and frequencies. Although BlackRock expends considerable resources on systemic controls, supervision, technology and training in an effort to ensure that such transactions do not violate client guidelines and applicable rules and regulations or adversely affect clients, counterparties or the Company, BlackRock's operations are dependent on its employees. From time-to-time, employees make mistakes that are not always immediately detected by systems, controls, policies and procedures intended to prevent and detect such errors. These can include calculation errors, errors in software implementation or development, failure to ensure data security, follow processes, patch systems or timely report issues, or errors in judgment. Such risks may be exacerbated in times of increased market volatility, high trading volumes or workforce turnover. Human errors, even if promptly discovered and remediated, may disrupt operations or result in regulatory fines and/or sanctions, breach of client contracts, reputational harm or legal liability, which, in turn, may cause BlackRock's AUM, revenue and earnings to decline.

Fraud, the circumvention of controls or the violation of risk management and workplace policies could have an adverse effect on BlackRock's reputation, which may cause the Company's AUM, revenue and earnings to decline.

BlackRock seeks to foster a positive workplace culture, has adopted a comprehensive risk management framework and continues to enhance various controls, procedures, policies and systems to monitor and manage risks. Notwithstanding these measures, BlackRock cannot ensure that its workplace culture or such controls, procedures, policies and systems will successfully identify and manage internal and external risks and BlackRock employees have in the past engaged in improper conduct. In addition, BlackRock is subject to the risk that its employees, contractors or other third parties may in the future deliberately or recklessly seek to circumvent established controls to commit fraud, pay or solicit bribes or otherwise act in ways that are inconsistent with the Company's controls, policies, procedures, workplace culture or principles. This risk may be heightened as BlackRock expands into new markets and increases the breadth of its business offerings, all of which introduce additional complexity to its risk management program. The changing nature of the office environment, such as return to office arrangements and remote and alternative work models, could cause employees to become disconnected with corporate culture and policies, which may increase operational issues. Persistent attempts to circumvent policies and controls or repeated incidents involving fraud, conflicts of interests or transgressions of policies and controls could have an adverse effect on BlackRock's reputation, cause adverse publicity, and result in litigation, regulatory inquiries, fines and/or sanctions, which may cause the Company's AUM, revenue and earnings to decline.

The failure to recruit, train and retain employees and develop and implement effective executive succession could lead to the loss of clients and may cause AUM, revenue and earnings to decline.

BlackRock's success is largely dependent on the talents and efforts of its highly skilled workforce and the Company's ability to plan for the future long-term growth of the business by identifying and developing those employees who can ultimately transition into key roles within BlackRock. The global market for qualified fund managers, investment analysts, technology and risk specialists and other professionals is highly competitive, and factors that affect BlackRock's ability to attract, train and retain highly qualified and diverse employees include the Company's reputation and workplace culture, the immigration and public health policies in the jurisdictions in which BlackRock has offices, its approach to remote and alternative work models, the compensation and benefits it provides, and its commitment to effectively managing executive succession, including the development and training of qualified individuals.

In addition, a percentage of the deferred compensation that BlackRock pays to certain of its employees is tied to the Company's share price. As such, decreases in BlackRock's share price could impair the retention value of such deferred compensation. There can be no assurance that the Company will continue to be successful in its efforts to recruit and retain employees and effectively manage executive succession. If BlackRock is unable to offer competitive compensation or otherwise attract, develop and retain talented individuals, or if it fails to effectively manage executive succession, the Company's ability to compete effectively and retain its existing clients may be materially impacted.

RISKS RELATED TO KEY THIRD-PARTY RELATIONSHIPS

The impairment or failure of third parties may negatively impact the performance of products and accounts that BlackRock manages, which may cause BlackRock's AUM, revenue and earnings to decline.

BlackRock's investment management activities expose the products and accounts it manages for its clients to many different industries and counterparties, including distributors, brokers and dealers, commercial and investment banks, clearing organizations, mutual and hedge funds, and other institutional clients. Transactions with counterparties expose BlackRock's clients to credit risk in the event the applicable counterparty defaults. Although BlackRock regularly assesses risks posed by its counterparties, such counterparties may be subject to sudden swings in the financial and credit markets that may impair their ability to perform or they may fail to meet their obligations. Counterparties may also experience lapses in their internal controls or risk management systems or expose BlackRock and/or its clients to losses resulting from employee malfeasance, negligence or human error. In addition, the concentration of certain financial institutions that BlackRock uses to facilitate securities and derivatives transactions for its clients, including clearing organizations, exchanges and central agents, increases the risk that a technical or operational issue at, or default by, one such institution could introduce operational issues or delays impacting multiple BlackRock clients. Any such operational issue, impairment or failure could negatively impact the performance of products that BlackRock manages for its clients, which may lead to client attrition and, in turn, cause BlackRock's AUM, revenue and earnings to decline.

The failure of key third-party providers to BlackRock to fulfill their obligations or a failure by BlackRock to maintain its relationships with key third-party providers could have a material adverse effect on BlackRock's growth, reputation or business, which may cause the Company's AUM, revenue and earnings to decline.

BlackRock depends on a number of key third-party providers for various fund administration, accounting, custody, market and environmental, social and governance ("ESG") data, market indices, insurance, technology and AI, cloud hosting and transfer agent roles and other distribution and operational needs. Further, BlackRock relies upon a relatively concentrated group of third-party index providers to deliver services that are integral to its clients' investment decisions. The index provider industry is characterized by large vendors and the use of long-term contracts remains the market standard. This industry structure may limit BlackRock's ability to renegotiate its index provider contracts on favorable terms or at all. While BlackRock performs focused diligence on its vendors in an effort to ensure they operate in accordance with expectations, to the extent any significant deficiencies are uncovered, there may be few, or no, alternative vendors available. In addition, BlackRock's operations and processes rely on commercially available data provided by third parties as well as providers of services, including technology services, and operating errors, process delays and failures or failures to comply with data usage requirements with respect to these service providers may adversely impact BlackRock. Data providers commonly disclaim the accuracy and completeness of data and BlackRock does not have the ability to validate or verify the accuracy and completeness of commercially sourced datasets. Moreover, in situations where BlackRock has limited access to alternative vendors, or where the nature of BlackRock's arrangement with a vendor requires a long term-commitment, BlackRock may be dependent on such vendor for continuous operational reliability and may be unable to avoid incurring costs if such vendor introduces required upgrades to its services.

BlackRock may from time to time transfer key contracts from one third-party provider to another. Key contract transfers may be costly and complex and expose BlackRock to heightened operational risks. Any failure to mitigate such risks could result in reputational harm, as well as financial losses to BlackRock and its clients. The failure or inability of BlackRock to diversify its sources for key services or the failure of any key third-party provider to fulfill its obligations could result in activities inconsistent with clients' investment management or other agreements, have an adverse financial impact on BlackRock products or lead to operational, legal and regulatory issues for the Company, which could result in reputational harm or legal liability, fines and/or sanctions and may cause BlackRock's AUM, revenue and earnings to decline.

Any disruption to the Company's distribution channels may cause BlackRock's AUM, revenue and earnings to decline.

BlackRock relies on a number of third parties to provide distribution, portfolio administration and servicing for certain BlackRock investment management products and services through their various distribution channels. BlackRock's ability to maintain strong relationships with its distributors may impact the Company's future performance, and its relationships with distributors are subject to periodic renegotiation that may result in increased distribution costs and/or reductions in the amount of BlackRock products and services being marketed or distributed. Moreover, new fiduciary regulations could lead to significant shifts in distributors' business models and more limited product offerings, potentially resulting in reduced distribution and/or marketing of certain of the Company's products and services and fee compression. If BlackRock is unable to distribute its products and services successfully or if it is unable to replace or renew existing distribution arrangements, BlackRock's AUM, revenue and earnings may decline. In addition, improper activities, as well as inadequate anti-money laundering diligence conducted by third-party distributors, could create reputational and regulatory harm to BlackRock.

Key technology partnerships may expose BlackRock to increased regulatory oversight, as well as migration, execution, technology and operational risks.

In April 2020, BlackRock announced a strategic partnership to host Aladdin infrastructure on the Microsoft Azure cloud and commenced a multi-year plan to migrate the Aladdin environments for BlackRock and its external Aladdin clients to the cloud. In addition, BlackRock has also migrated certain systems that support its corporate functions to cloud-based platforms. The benefits of cloud-based platforms are significant and BlackRock has adopted a robust risk-based approach to its migration strategies; however these partnerships also introduce new risks, including: (1) risks associated with relying on third-parties for aspects of infrastructure reliability and stability; (2) software and information security risks arising from the use of cloud technology; (3) operational and execution risks, including those related to migration; and (4) risks related to increased regulatory oversight and new compliance obligations, which risks may be further exacerbated as BlackRock and the Aladdin platform continue to grow. Failures by BlackRock to manage these risks, and/or risks associated with future potential technology partnerships, may result in escalating costs, financial loss, client dissatisfaction or attrition, regulatory fines and/or sanctions, reputational harm or legal liability, which, in turn, may cause BlackRock's AUM, revenue and earnings to decline.

Disruption to the operations of third parties whose functions are integral to BlackRock's exchange-traded fund ("ETF") platform may adversely affect the prices at which ETFs trade, particularly during periods of market volatility.

BlackRock is the largest provider of ETFs globally. Shares of ETFs trade on stock exchanges at prices at, above or below the ETF's most recent net asset value ("NAV"). The NAV of an ETF is calculated at least once daily, generally at the end of each business day, and fluctuates with changes in the market value of the ETF's holdings. The trading price of the ETF's shares fluctuates continuously throughout trading hours. The creation/redemption feature and arbitrage mechanism of an ETF are designed to make it more likely that the ETF's shares normally will trade at prices close to the NAV. Notwithstanding these features, exchange prices have in the past deviated measurably from the NAV of certain ETFs and may under certain circumstances do so in the future. ETF market prices are subject to numerous potential risks, including trading halts invoked by a stock exchange, and the inability or unwillingness of market makers, authorized participants, settlement systems or other market participants to perform functions necessary for an ETF's arbitrage mechanism to function effectively. These risks may be heightened as a result of significant market volatility, the growth of the ETF industry combined with increased market activity, as well as the complexity associated with certain products or asset classes. Moreover, if market events lead to incidences where ETFs trade at prices that deviate meaningfully from an ETF's NAV, or trading halts are invoked by the relevant stock exchange or market, investors may lose confidence in ETF products and redeem their holdings, which may cause BlackRock's AUM, revenue and earnings to decline.

LEGAL, REGULATORY AND REPUTATIONAL RISKS

BlackRock is subject to extensive regulation around the world, which increases its cost of doing business.

BlackRock's business is subject to extensive regulation around the world. These regulations subject BlackRock's business activities to an array of increasingly detailed operational requirements, compliance with which is costly and complex.

In addition, many of BlackRock's legal entities are subject to laws and regulations aimed at preventing corruption, money laundering, inappropriate employment practices, illegal payments and engaging in business activities with certain individuals, countries or groups, including but not limited to the US Foreign Corrupt Practices Act, the USA PATRIOT Act, the Bank Secrecy Act, the EU Anti-Money Laundering Directives, the Money Laundering, Terrorist Financing and Transfer of Funds Regulations 2017, the UK Bribery Act, sanctions imposed by the US Treasury's Office of Foreign Assets Control, the United Nations and the EU and its member states, as well as those imposed by other countries in which BlackRock operates, such as His Majesty's Treasury's ("HMT") Office of Financial Sanctions Implementation.

BlackRock is also subject to certain risk retention rules and regulation, as well as regulatory capital requirements, which require the Company to maintain capital to support certain of its businesses. Furthermore, many jurisdictions in which BlackRock operates have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the GDPR and UK GDPR, which impose stringent data protection rules for individuals within the European Economic Area ("EEA") and UK, respectively, and for personal data exported outside the EEA and UK.

BlackRock is additionally subject to scrutiny from various government agencies that focus on antitrust and competition laws and regulations within the US and internationally, including in connection with merger control proceedings and proposed investments. Any determination of a failure to comply with any such laws or regulations could result in fines and/or sanctions against the Company, as well as reputational harm. Moreover, to the extent that these laws and regulations become more stringent, or if BlackRock is required to hold increased levels of capital to support its businesses, the Company's financial performance or plans for growth may be adversely impacted.

BlackRock may also be adversely affected by a failure to comply with existing laws and regulations or by changes in the interpretation or enforcement of such laws and regulations, including those discussed above. Challenges associated with interpreting regulations issued in numerous countries in a globally consistent manner may add to such risks if regulators in different jurisdictions have inconsistent views or provide only limited regulatory guidance. In particular, violation of applicable laws or regulations could result in fines and/or sanctions, temporary or permanent prohibition of certain activities, reputational harm and related client terminations, suspensions of employees or revocation of their licenses, suspension or termination of investment adviser, broker-dealer or other registrations, or suspension or termination of BTC's bank charter or other sanctions, which could have a material adverse effect on BlackRock's reputation or business and may cause the Company's AUM, revenue and earnings to decline. For a more extensive discussion of the laws, regulations and regulators to which BlackRock is subject and regulated by, see Item 1, *Business – Regulation.*

New regulations informed by global standard setters and/or developed by various national authorities may expose BlackRock to increasing regulatory scrutiny and compliance costs in the jurisdictions in which it operates.

Policymaking workstreams focused on the financial services sector led by global standard setters, such as the Financial Stability Board ("FSB") and International Organization of Securities Commissions ("IOSCO"), may lead to or inform new regulations in multiple jurisdictions in which BlackRock operates. Such workstreams have focused on areas such as money market funds ("MMFs"), open-ended funds ("OEFs") and sustainability regulations. BlackRock is, and may become, subject to increasing regulation in these areas, see Item 1, *Business – Regulation*, including:

- *Macroprudential Policies for Asset Managers:* Concerns about liquidity and leverage risks in the asset management industry and wider market-based finance sector have been heightened since the COVID-19 pandemic and reinforced by the Liquidity Driven Investment events in the UK. This has prompted a broad review of existing regulations globally, including an assessment of the adequacy of certain structural market components in mitigating risks by the FSB, IOSCO, the US Securities and Exchange Commission (the "SEC") and the Financial Stability Oversight Council ("FSOC"). In November 2022, the SEC proposed amendments to rules governing OEF liquidity risk management and swing pricing. The EU also proposed reforms to increase the availability of liquidity management tools to OEFs (including MMFs), enhance reporting on the use of liquidity management tools by OEFs to national regulators and allow such regulators to require OEF managers to activate liquidity management tools in extreme market conditions. Meanwhile, the UK proposed introducing liquidity facilities to certain asset owners, which could result in regulatory burdens on asset managers. If any of these regulatory or policy actions result in broad application of macroprudential tools to OEFs or require changes to structural features of certain OEFs, it could limit BlackRock's ability to offer products to certain clients and/or result in clients altering their investment strategies or allocations in a manner that is adverse to BlackRock.
- *Global MMF Reforms:* Following the market events of March 2020, US, UK and EU authorities initiated a review of existing regulatory frameworks with the aim of improving the resilience of MMFs in market downturns. In the US, the SEC adopted changes to Rule 2a-7, the primary rule under the Investment Company Act of 1940 governing MMFs, including changes to required liquidity levels and certain operational aspects of such funds, and requiring mandatory liquidity fees under certain circumstances. The UK released a consultation in December 2023 indicating their intent to change regulatory requirements for MMFs domiciled or marketed in the UK, including material increases in required liquidity levels. Although EU authorities stated in July 2023 that they would not re-open the EU regulatory framework for MMFs in the near term, the UK's proposed changes may increase pressure to implement similar reforms as the vast majority of MMFs sold in the UK are EU-domiciled and regulated. Such regulatory reforms could significantly and adversely impact certain of BlackRock's MMF products.
- *ESG and Sustainability:* ESG and sustainability have been the subject of increased regulatory focus across jurisdictions. The International Sustainability Standards Board ("ISSB") released its first two disclosure standards in 2023, which may inform national regulators' approaches. For example, the UK, Singapore, Hong Kong, Taiwan and Australia have already indicated their intention to endorse these standards. In the US, the SEC has proposed a series of rules that would require, among other things: (1) corporate issuers to make substantial climate-related disclosures in periodic reports, including with respect to governance, risk management, business strategy, financial statement metrics and greenhouse gas ("GHG") emissions and (2) enhanced ESG disclosures by investment companies and investment advisers in fund and adviser filings, including disclosures on ESG strategies and how ESG factors are considered, and GHG emissions disclosure by certain environmentally focused funds. Furthermore, the SEC has announced plans to propose rules to require enhanced disclosure regarding human capital management and board diversity for public issuers. It has also increased scrutiny of disclosure and compliance issues relating to investment advisers' and funds' ESG strategies, policies and procedures. In addition, the US Department of Labor ("DOL") issued final rules clarifying that Employee Retirement Income Security Act of 1974, as amended ("ERISA") plan fiduciaries can, but are not required to, consider the economic effects of ESG factors for purposes of investing ERISA plan assets and exercising voting rights with respect to plan investments. Moreover, California passed several laws in 2023 that will require companies doing business in California to make certain types of climate-related disclosures, and other states may adopt similar laws.

  The EU has enacted numerous regulations on ESG and sustainability, including on sustainability-related disclosures by financial market participants; integration of sustainability considerations into investment and risk management processes of asset managers and other institutional investors; making the advice and financial product distribution process more receptive to end-investor sustainability preferences; and requiring asset managers to report against an EU-wide taxonomy of environmentally sustainable activities and make detailed disclosures relating to ESG characteristics of funds and portfolios. Further regulations include the Corporate Sustainability Reporting Directive, which will require enhanced sustainability reporting for EU-based corporate issuers, with phased implementation beginning in 2024 and for a wider group of global companies from 2028. In December 2023, the EU reached provisional agreement on a directive, which if adopted in its current form, would require a wide group of European and global companies to provide transition plans and conduct due diligence on the sustainability of their suppliers. The EU and the UK Financial Conduct Authority ("FCA") are also developing rules and guidelines for the use of ESG or sustainability related terms in fund names, focused on specifying a minimum threshold of assets meeting ESG or sustainable criteria for such funds. Within the UK, the FCA has proposed UK-specific sustainability regulations, including a sustainable product classification system for funds and enhanced disclosure requirements, which are expected to apply on a staggered basis from July 2024. In addition, HMT released a consultation to bring ESG rating providers under regulation by the FCA and will consult on a UK-specific taxonomy of environmentally sustainable activities.

  A number of Asia-Pacific jurisdictions are consulting on sustainability reporting obligations aligned with the ISSB standards. Similarly, policymakers in Japan have announced that they are preparing a local version of the ISSB standards. Japan and Singapore have published codes of conduct for ESG data and ratings providers, with Hong Kong considering a similar approach, while India introduced a regulatory framework for ESG ratings providers in July 2023.

  As jurisdictions continue to develop legal frameworks on ESG and sustainability regulations, BlackRock faces increased fragmentation risk related to local implementation, resulting in complex and potentially conflicting compliance obligations and legal and regulatory uncertainty.

Global regulatory reforms could require BlackRock to alter its future business or operating activities, which could be time-consuming and increase costs, including costs related to regulatory compliance, result in litigation, impede the Company's growth and cause its AUM, revenue and earnings to decline. Regulatory reform may also impact BlackRock's clients, which could cause them to change their investment strategies or allocations in manners that may be adverse to BlackRock.

Regulatory reforms in the US expose BlackRock to increasing regulatory scrutiny, as well as regulatory uncertainty.

In recent years, a number of regulatory reforms have been proposed or fully or partially implemented in the US, and the level of regulatory scrutiny to which BlackRock is subject has increased. These risks have been heightened as the pace of regulatory rulemaking has intensified. BlackRock, as well as its clients, vendors and distributors, have expended resources and altered certain of their business or operating activities to prepare for, address and meet the requirements that such regulatory reforms impose. While BlackRock is, and may become, subject to numerous reform initiatives in the US, see Item 1, *Business – Regulation*, key regulatory reforms that may impact the Company include:

- *Antitrust Rules and Guidance:* In 2023, the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice (the "DOJ") issued a notice of proposed rulemaking with amendments to rules enacted under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") that require parties in certain transactions to provide the FTC and DOJ prior notice and observe a waiting period before consummation of such transactions. The proposals would significantly expand the information required to be reported and documentation to be submitted in connection with an HSR filing. If enacted as drafted, the proposed rules could substantially increase BlackRock's pre-merger notification expenses and delay transactions. In December 2023, the FTC and DOJ also jointly issued new merger guidelines, which could impact the ability of the Company to expand its services through strategic investments or acquisitions.
- *Designation as a Systemically Important Financial Institution ("SIFI"):* The FSOC has the authority to designate nonbank financial institutions as SIFIs in the US under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In November 2023, the FSOC finalized amendments to its existing interpretive guidance to remove the prioritization of an activities-based approach over an entity-specific approach to designation in connection with addressing potential risks to financial stability, although the amendment clarified that the FSOC retained the ability to use an activities-based approach when appropriate. If BlackRock is designated as a SIFI, it could become subject to enhanced regulatory and capital requirements and direct supervision by the Federal Reserve.
- *US DOL Fiduciary Rule:* In October 2023, the US DOL proposed a new regulation redefining the meaning of "investment advice fiduciary" under ERISA as well as amendments to several prohibited transaction exemptions applicable to investment advice fiduciaries. If adopted as proposed, the rule would substantially expand when a person would be considered a fiduciary subject to ERISA and could require BlackRock to revise a number of its distribution relationships, create compliance and operational challenges for BlackRock and its distribution partners, and limit BlackRock's ability to provide certain services to applicable clients.
- *SEC Rules Governing Security-Based Swaps:* In 2021, the SEC proposed rules in connection with security-based swaps ("SBS") transactions to require public reporting of large SBS positions. These rules, if adopted as proposed, may affect the types of transactions BlackRock may choose to execute in SBS or other SBS-related assets, introduce or increase costs relating to such transactions, and impact the liquidity in the SBS markets in which BlackRock transacts.
- *SEC Rules on Private Fund Advisers*: In 2023, the SEC adopted new rules and amendments to enhance regulation of private fund advisors. These included amendments to Form PF for registered investment advisers requiring new disclosures, filing obligations and enhanced reporting. The SEC adopted additional rules requiring registered private fund advisers to, among other things, provide quarterly reports to fund investors, obtain annual audits for funds, distribute fairness opinions in connection with certain transactions, prohibit certain types of preferential terms and treatment, and provide transparency to investors of all types of preferential treatment granted to other investors in the same fund. Implementing these rules and amendments may significantly increase BlackRock's reporting, disclosure and compliance obligations and create operational complexity for BlackRock's alternatives products.
- *Proposed Rules on Regulation ATS*: In 2023, the SEC re-proposed amendments to Regulation ATS. The proposed rules would expand the types of systems that could fall within the definition of "exchange" and extend Regulation ATS and Regulation Systems Compliance and Integrity to systems involving US government securities trading. If enacted as proposed, these rules may increase compliance costs for BlackRock.
- *SEC US Treasury Clearing Mandate:* In December 2023, the SEC adopted rules mandating central clearing of US Treasury repurchases and certain other Treasury transactions. The rules require many market participants, including a large number of BlackRock funds and accounts, to clear Treasury repurchase transactions and potentially certain cash Treasury securities transactions through a clearing agency registered with the SEC, which could increase transaction costs for BlackRock's clients.
- *Proposed Rules on Equity Market Structure:* In 2023, the SEC proposed equity market structure reforms that would significantly change how national market system ("NMS") stock orders are priced, executed and reported. The reforms include: (1) a requirement for certain retail orders to be subject to order-by-order competition, (2) an SEC-level best execution rule and (3) an adjustment to the tick sizes at which NMS stocks can be quoted or traded. If enacted as proposed, the collective impact of the rules may adversely affect market efficiency and execution costs, which would result in negative effects for BlackRock's business and clients.
- *SEC Rules on Short Sales and Reporting of Securities Loans:* In 2023, the SEC adopted a new rule requiring certain institutional managers to report short positions and activity to the SEC for publication on an aggregate basis, which could potentially impact investment strategies and result in greater operational burdens and cost for BlackRock. The SEC also adopted a new rule requiring certain persons to report information on securities loan transactions to a registered national securities association which will then publish certain information. The rule may increase BlackRock's operational burdens and costs.
- *SEC Standard Settlement Rules:* In 2023, the SEC adopted amendments and new rules which, among other things, shortened the standard settlement for most securities transactions to one business day after the trade date (T+1), which will likely increase BlackRock's operational burdens and costs.
- *SEC Predictive Data Analytics Rules:* The SEC proposed new rules in 2023 that would require broker-dealers and investment advisers, when engaging or communicating with investors using predictive data analytics ("PDA") and PDA-like technologies, to evaluate such technologies for conflicts of interest and, where identified, eliminate or neutralize the conflict of interest. If adopted as proposed, the rules could encompass a wide range of forward-looking uses of technology applications and impose significant operational burdens and costs.
- *SEC Rulemakings for US Registered Funds and Investment Advisers:* The SEC has recently engaged in various initiatives and reviews impacting regulatory structure governing the asset management industry and registered investment companies. For example, the SEC adopted rules requiring certain funds to provide tailored fund shareholder reports, adopted final amendments to the rule governing fund names, expanding the scope of the rule to fund names including growth, value, ESG or similar terms, and proposed rules governing outsourcing of certain functions by investment advisers to service providers.

Regulatory reforms in the US could require BlackRock to alter its future business or operating activities, which could be time-consuming and costly, increase regulatory compliance costs, result in litigation, impede the Company's growth and cause its AUM, revenue and earnings to decline. Regulatory reform may also impact BlackRock's clients, which could cause them to change their investment strategies or allocations in manners that may be adverse to BlackRock.

International regulatory reforms expose BlackRock and its clients to increasing regulatory scrutiny, as well as regulatory uncertainty.

BlackRock's business and operating activities are subject to increasing regulatory oversight outside of the US and the Company may be affected by several proposed or implemented reform initiatives in the EMEA and the Asia-Pacific regions, as well as volatility associated with international regulatory uncertainty. While BlackRock is, and may become, subject to numerous reform initiatives internationally, see Item 1, *Business – Regulation*, key reforms in these regions include:

European Union

- *Enhanced Regulatory Scrutiny of Technology Service Providers to Financial Services Firms:* The EU's Digital Operational Resilience Act ("DORA"), which focuses on direct regulation of providers and users of technology and data services, will become applicable beginning in January 2025. DORA will, among other things: (1) introduce additional governance, risk management, incident reporting, resilience testing and information sharing requirements to several of BlackRock's European entities and certain Aladdin clients; and (2) potentially subject Aladdin to additional oversight. In parallel with DORA, the UK proposed a new Critical Third Party regime to regulate certain third parties designated by HMT as "critical" to the financial sector, and UK regulators have issued a consultation on proposed requirements for "critical" third parties, with further consultations expected in 2024.
- *Retail Investment Strategy:* In 2023, the European Commission ("EC") adopted a Retail Investment Strategy package with wide-reaching amendments intended to enhance protections for retail investors. If enacted as proposed, these changes may impact BlackRock's operations in European markets, including product development, client servicing and distribution models.

United Kingdom

- *FSMA 2023:* The Financial Services and Markets Act 2023 ("FSMA") reflects significant changes to the UK framework for financial services regulation, including changes that: (1) revoke retained EU law related to financial services regulation, (2) amend the UK Markets in Financial Instruments Directive and Markets in Financial Instruments Regulation frameworks, (3) establish a new designated activities regime and (4) reform the financial promotion regime for unauthorized firms. The UK government and FCA are expected to publish further legislation setting out specific changes impacting the UK market in 2024.
- *Mansion House Reforms:* The Mansion House reforms announced in July 2023 also build on the new UK regulatory framework enabled by the FSMA. Potential impacts to the asset management sector include: (1) repeal and replacement of the packaged retail and insurance based investment products ("PRIIPs") Regulation; (2) review of the UK's green finance strategy, including potential regulation of ESG data providers; (3) review of governance through the Senior Managers and Certification Regime; (4) repeal of EU legislation on the European Long-Term Investment Fund; (5) market infrastructure reforms; (6) reassessment of the boundary between investment advice and financial guidance; and (7) independent review of the UK investment research landscape.
- *Overseas Fund Regime ("OFR"):* OFR, the simplified regime through which non-UK funds can register with the FCA to be marketed to UK retail investors, was enacted in February 2022 and is expected to be implemented through 2024. OFR requires consumer protection regimes in EU countries where BlackRock funds are domiciled to be found equivalent to the UK's regime in order to market such funds in the UK.
- *Conduct Regulation:* The FCA continues to focus on conduct regulation, including the implementation of the Consumer Duty by all asset management firms, including BlackRock's UK subsidiaries. The Consumer Duty rules require firms to act to deliver good

outcomes for retail customers in their manufacture and distribution of products and services, in respect of price and value, consumer understanding and consumer support. Any failure to meet the FCA's regulatory expectations could expose BlackRock to regulatory sanctions and increased reputational risk.

- *UK Stewardship Code Review:* The UK Financial Reporting Council has announced a planned review of the UK Stewardship Code in 2024 to consider potential revisions to address stakeholder concerns.

Asia-Pacific

- *Regulatory Environment in China:* The Company's operations in China are subject to a number of regulatory risks, including an evolving regulatory environment and complex data security and data transfer regulations. These factors may increase compliance risk and costs, limit the Company's ability to source and execute new investment opportunities and lead to impairment losses on its investments. Restrictions on transfers of certain types of onshore data of the Company's Chinese entities to offshore entities also may limit BlackRock's ability to aggregate, report and monitor such data on its global platform. In addition, a number of regulators in China have jurisdiction over BlackRock's business operations, increasing operational and regulatory engagement complexity. These risks may be further heightened by additional scrutiny by Chinese regulators of certain sectors, such as technology and other industries that might be deemed to be of national importance.

International regulatory reforms could require BlackRock to alter its future business or operating activities, which could be time-consuming and costly, increase regulatory compliance costs, result in litigation, impede the Company's growth and cause its AUM, revenue and earnings to decline. Regulatory reform may also impact BlackRock's clients, which could cause them to change their investment strategies or allocations in manners that may be adverse to BlackRock.

Legal proceedings may cause the Company's AUM, revenue and earnings to decline.

BlackRock is subject to a number of sources of potential legal liability and the Company, certain of the investment funds it manages and certain of its subsidiaries and employees have been named as defendants in various legal actions, including arbitrations, class actions and other litigation arising in connection with BlackRock's activities. Certain of BlackRock's subsidiaries and employees are also subject to periodic examination, special inquiries and potential proceedings by regulatory authorities, including the Securities and Exchange Commission, Office of the Comptroller of the Currency ("OCC"), Department of Labor, Commodity Futures Trading Commission, Financial Conduct Authority, Commission de Surveillance du Secteur Financial and Federal Reserve. Similarly, from time to time, BlackRock receives subpoenas or other requests for information from various US state and federal as well as non-US governmental and regulatory authorities in connection with certain industry-wide, company-specific or other investigations, proceedings or litigations. These examinations, inquiries and proceedings have in the past and could in the future, if compliance failures or other violations are found, cause the relevant governmental or regulatory authority to institute proceedings and/or impose sanctions for violations. Any such action may also result in litigation by investors in BlackRock's funds, other BlackRock clients or BlackRock's shareholders. Such legal proceedings could harm the Company's reputation and may cause its AUM, revenue and earnings to decline, potentially harm the investment returns of the applicable fund, or result in the Company being liable for damages.

In addition, when clients retain BlackRock to manage their assets or provide them with products or services, they typically specify contractual requirements or guidelines that BlackRock must observe in the provision of its services. A failure to comply with these guidelines or requirements could expose BlackRock to lawsuits, harm its reputation or cause clients to withdraw assets or terminate contracts.

BlackRock faces increasing focus from regulators, officials, clients and other stakeholders regarding ESG matters, which may adversely impact its reputation and business.

BlackRock faces increasing focus from regulators, officials, clients and other stakeholders regarding ESG matters. BlackRock offers choice to its clients who have a variety of goals and preferences, including those who want to increase their exposure to the low-carbon transition and those who choose not to invest in products or strategies with sustainable investment objectives. BlackRock is subject to competing demands from different stakeholder groups with divergent views on ESG-related matters, including in countries in which BlackRock operates and invests, as well as in states and localities where BlackRock serves public sector clients. This divergence has and continues to increase the risk that any perceived or actual action or lack thereof by BlackRock on such matters on behalf of its clients will be viewed differently by various stakeholders and adversely impact BlackRock's reputation and business, including through withdrawals, redemptions, terminations or decisions not to commit or invest new capital by clients, as well as legal and governmental action and scrutiny. Some US states and state officials have adopted or proposed legislation or otherwise have taken official positions restricting or prohibiting state government entities from doing certain business with entities identified by the state as "boycotting" or "discriminating" against particular industries or considering ESG factors in their investment processes and proxy voting. Other states and localities may adopt similar legislation or other ESG-related laws and positions that adversely impact BlackRock's business. BlackRock may also communicate certain initiatives and goals for its corporate activities related to environmental, diversity, and other ESG-related matters. BlackRock could be criticized for the scope or nature of any initiatives or goals, or for revisions thereto. Such initiatives or goals may be difficult or costly to implement, may not advance at the anticipated pace, or be accomplished within the announced timeframe or at all. If BlackRock is not able to successfully manage ESG-related expectations across varied stakeholder interests, it may adversely affect BlackRock's reputation, ability to attract and retain clients, employees, shareholders and business partners or result in litigation, legal or governmental action, which may cause its AUM, revenue and earnings to decline.

Damage to BlackRock's reputation may harm its business.

BlackRock's reputation is critical to its relationships with its clients, employees, shareholders and business partners. BlackRock's reputation may be harmed by, among other factors, regulatory, enforcement or other governmental actions, technology or operational failures, poor investment performance, ineffective management or monitoring of key third-party relationships, ransomware or other cybersecurity incidents, privacy incidents, employee errors or misconduct, failures to manage risks or conflicts of interest, or legal actions related to BlackRock or its products and services. In addition, BlackRock's business, scale and investments subject it to significant media coverage and increasing attention from a broad range of stakeholders. This heightened scrutiny has resulted in negative publicity and adverse actions for BlackRock and may continue to do so in the future. Any perceived or actual action or lack thereof, or perceived lack of transparency, by BlackRock on matters subject to scrutiny, such as ESG, may be viewed differently by various stakeholders and adversely impact BlackRock's reputation and business, including through redemptions or terminations by clients, and legal and governmental action and scrutiny. BlackRock's global presence and investments on behalf of its clients around the world could also lead to heightened scrutiny and criticism in an increasingly fragmented geopolitical landscape. For example, BlackRock has received criticism from some stakeholders because of its operations and investments in certain countries on behalf of clients, including China. These criticisms could adversely impact BlackRock's reputation and business. In addition, the increasing popularity of social media and non-mainstream Internet news sources may lead to faster and wider dissemination of adverse publicity or inaccurate information about BlackRock, making effective remediation more difficult. Damage to BlackRock's reputation may impact BlackRock's ability to attract and retain clients, employees, shareholders and business partners, which may cause its AUM, revenue and earnings to decline.

A failure to effectively manage potential conflicts of interest could result in litigation or enforcement actions and/or adversely affect BlackRock's business and reputation, which may cause BlackRock's AUM, revenue and earnings to decline.

As a global investment management firm that provides investment and technology services to a diverse range of clients, the Company must routinely address and manage conflicts of interest, as well as the perception of conflicts of interest, between itself and its clients, employees or vendors. While BlackRock has policies, controls and disclosure protocols in place to manage and address potential conflicts of interest, identifying and mitigating conflicts of interest can be complex and is the subject of increasing regulatory and media scrutiny. It is possible that actual, potential or perceived conflicts could give rise to investor or client dissatisfaction, adverse publicity, litigation or enforcement actions. In particular, BlackRock's broad range of investment, advisory and technology offerings, and its focus on providing clients with whole portfolio solutions, may result in clients working with multiple BlackRock businesses and/or BlackRock being engaged by institutions that have a nexus to industries or jurisdictions in which BlackRock operates, which may increase the potential for actual or perceived conflicts of interest and improper information sharing. To the extent that BlackRock fails, or appears to fail, to deal appropriately with any conflict of interest, it may face adverse publicity, reputational damage, litigation, regulatory proceedings, client attrition, penalties, fines and/or sanctions, any of which may cause BlackRock's AUM, revenue and earnings to decline.

A subsidiary of BlackRock is subject to US banking regulations that may limit its business activities.

BlackRock's trust bank subsidiary, which is a national banking association chartered by the OCC, is subject to OCC regulation and capital requirements that may limit its business activities. The OCC has broad supervisory and enforcement authority over BlackRock's trust bank. Having a subsidiary subject to banking regulation may put BlackRock at a competitive disadvantage because certain of its competitors are not subject to the limitations imposed by such regulation.

The implications of complying with threshold limits and/or any failure to comply with ownership reporting requirements could result in harm to BlackRock's reputation, impact the performance of certain BlackRock funds and may cause its AUM, revenue and earnings to decline.

Of note among the various regulations to which BlackRock is subject are the extensive and increasingly stringent regulatory reporting requirements that necessitate the monitoring and reporting of issuer exposure levels (thresholds) across the holdings of managed funds and accounts and those of the Company. The specific triggers and the reporting methods that these threshold filings entail vary significantly by regulator and across jurisdictions. BlackRock continues to invest in technology, training and its employees to further enhance its monitoring and reporting functions. Despite these investments, the complexity of the various threshold reporting requirements combined with the breadth of the assets managed by the Company and high volume of securities trading have caused errors and omissions to occur in the past and pose a risk that errors or omissions may occur in the future. Any such errors may expose BlackRock to monetary penalties or other sanctions, which could have an adverse effect on BlackRock's reputation and may cause its AUM, revenue and earnings to decline.

Moreover, as BlackRock's business grows it is becoming subject to a greater number of regulatory, industry-level or issuer-specific threshold limits and scrutiny that may prevent BlackRock from holding positions in certain equity securities, securities convertible into equity securities or futures contracts in excess of certain thresholds. Although BlackRock is actively engaged in regulatory, issuer-specific and structural initiatives to create additional investment capacity, threshold limits may nonetheless prevent the purchase of certain securities which may, in turn, impact the performance of certain BlackRock index funds by increasing tracking error relative to the funds' benchmarks, impact the performance of certain BlackRock actively managed funds by preventing them from taking advantage of alpha generating opportunities, and impede the Company's growth.

BlackRock has been the subject of commentary citing concerns about the scale of its index investing business, as well as purported competition issues relating to the common ownership theory.

As a leader in the index investing and asset management industry, BlackRock has been the subject of commentary citing concerns about the growth of index investing and concentrated proxy voting power. Some commentators have argued that continued growth of index funds has the potential to impact stock market competitiveness by exacerbating stock price moves and market volatility. Some commentators, regulators and lawmakers have also argued that index managers have accumulated outsized influence through the proxy voting power their clients have assigned them. Some have proposed limitations on the ability of index fund managers to vote on behalf of their clients, or that voting and engagement on certain topics should trigger changes in regulatory status. Additional commentary focuses on the common ownership theory, an academic theory stating that minority ownership of multiple companies within a single industry by the same investor leads to anticompetitive effects. This theory purports to link aggregated equity positions in certain industries with higher consumer prices and executive compensation and lower wages and employment rates, among other things. In the US, the FTC cited common ownership as a disqualifying factor in a proposed exemption from pre-merger notification rules and as a consideration underlying its consultation on rules applying to acquisitions of voting securities by investment entities. In 2021, the FTC identified common ownership as a key enforcement area and passed a resolution empowering individual commissioners to investigate shareholder conduct in connection with common ownership. In 2023, the FTC and DOJ released new merger guidelines recognizing that common ownership may reduce competitive incentives. Common ownership may be given greater consideration in regulatory investigations, studies, rule proposals, policy decisions and/or the scrutiny of mergers and acquisitions. The debate on common ownership is still on the agenda of competition regulators globally, and common ownership may continue to be a consideration for the EC, among others, including in the assessment of mergers and investigations. For example, EC and European Parliament reports in 2020 suggested that more evidence was required on the impact of common ownership on competition, and a committee of the Australian House of Representatives held an inquiry in 2021 on the implications of common ownership and capital concentration on Australian companies and markets. In 2023, the UK Competition & Markets Authority ("CMA") established a new economic research unit which identified common ownership as a potential research topic. There is substantial literature casting doubt on the assumptions, data, methodology and conclusions associated with the common ownership theory and competition regulators, including at the FTC and CMA, have acknowledged that the debate around the theory remains unsettled. Nevertheless, some commentators have proposed remedies, including limits on the ownership stakes of common owners that, if enacted into policy, could have a negative impact on the capital markets, as well as increase costs and limit the availability of products for investors. Such policy solutions could, in turn, adversely affect BlackRock.

New tax legislation or changes to existing US and non-US tax laws, treaties and regulations or challenges to BlackRock's historical taxation practices may adversely affect BlackRock's effective tax rate, business and overall financial condition.

BlackRock's businesses may be directly or indirectly affected by tax legislation and regulation, or the modification of existing tax laws, by US or non-US tax authorities. Legislation at both the US federal and state level has been previously proposed to enact a financial transaction tax ("FTT") on stocks, bonds and a broad range of financial instruments and derivative transactions. In the EU, certain Member States have also enacted similar FTTs and the EC has proposed legislation to harmonize these taxes and provide for the adoption of EU-level legislation applicable to some (but not all) EU Member States. If enacted as proposed, FTTs could have an adverse effect on BlackRock's financial results and clients' performance results.

The Organisation for Economic Cooperation and Development ("OECD") has proposed certain international tax reforms, which, among other things, would (1) shift taxing rights to the jurisdiction of the consumer and (2) establish a global minimum tax for multinational companies of 15% (namely the "Pillar One" and "Pillar Two" Framework). EU member states adopted, or plan to adopt, laws implementing the OECD's minimum tax rules under the Pillar Two Framework, which are expected to go into effect in 2024. Several other countries, including the UK, have changed or are considering changes to their tax law to implement the OECD's minimum tax proposal. As a result of these developments, the tax laws of certain countries in which BlackRock does business have and may continue to change, and any such changes could increase its tax liabilities. The Company is continuing to monitor legislative developments and evaluate the potential impact of the Pillar Two Framework on future periods.

The application of tax regulations involves numerous uncertainties, and in the normal course of business US and non-US tax authorities may review and challenge tax positions adopted by BlackRock. These challenges may result in adjustments to, or impact the timing or amount of, taxable income, deductions or other tax allocations, which may adversely affect BlackRock's effective tax rate and overall financial condition. Similarly, the Company manages assets in products and accounts that have investment objectives which may conform to tax positions adopted by BlackRock or to specific tax rules. To the extent there are changes in tax law or policy, or regulatory challenges to tax positions adopted by BlackRock, the value or attractiveness of such investments may be diminished and BlackRock may suffer financial or reputational harm.

Item 1B. Unresolved Staff Comments

The Company has no unresolved comments from the Securities and Exchange Commission ("SEC") staff relating to BlackRock's periodic or current reports filed with the SEC pursuant to the Exchange Act.

Item 1C. Cybersecurity

CYBERSECURITY RISK MANAGEMENT AND STRATEGY

BlackRock recognizes the importance of identifying, assessing, and managing material risks associated with cybersecurity threats. Cybersecurity represents an important component of the Company's approach to enterprise risk management ("ERM"). The Company leverages a multi-lines-of-defense model with cybersecurity operational processes executed by global information security and other teams across the firm and dedicated internal audit technology and technology risk management ("TRM") teams that independently review technology risks. The Company's cybersecurity program is fully integrated into its ERM framework and is aligned with recognized frameworks, including NIST CSF, FFIEC CAT, FedRAMP, SOC 1/2, ISO 27001/2 and others. BlackRock aims to inform and continuously improve its cybersecurity program through engagement with regulatory, client, insurer, vendor, partner, peer, government and industry organizations and associations, as well as external audit, technology risk, information security and other assessments.

BlackRock seeks to address cybersecurity risks through a global, multilayered strategy of control programs that is designed to preserve the confidentiality, integrity and availability of the information that BlackRock collects and stores by identifying, preventing and mitigating cybersecurity threats and incidents. As one of the critical elements of the Company's overall ERM framework, BlackRock's cybersecurity program is focused on the following key areas:

- **Governance:** As discussed in more detail under the heading "Cybersecurity Governance" below, the Board's oversight of cybersecurity risk management is supported by the Risk Committee, which regularly interacts with the Company's risk management function, the Company's Chief Risk Officer ("CRO") and Chief Information Security Officer ("CISO"), along with other members of management. In addition, technology and cybersecurity risks are formally overseen by a dedicated management risk governance committee, the Technology Risk and Cybersecurity Committee ("TRCC"), which is a sub-committee of the firmwide Enterprise Risk Committee ("ERC").
- **Cross-Functional Approach:** The Company has implemented a global, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing layered preventative, detective, reactive and recovery controls to identify and manage cybersecurity risks.
- **Safeguards:** The Company deploys a range of people, process and technical controls that are designed to protect the Company's information systems from cybersecurity threats, which may include, among others: physical security controls; perimeter controls, including technical assessments, firewalls, network segregation, intrusion detection and prevention; tabletop exercises; ongoing vulnerability and patch management; vendor due diligence; multi-factor authentication; device encryption; application security, code testing and penetration testing; endpoint security, including anti-malware protection, threat intel and response, managed detection and response, security configuration management, portable storage device lockdown, and restricted administrative privileges; employee awareness, training, and phishing testing; data loss prevention program and monitoring; information security incident reporting and monitoring; and layered and comprehensive access controls.
- **Incident Response and Recovery Planning:** The Company has established and maintains incident response and recovery plans that address the Company's response to a cybersecurity incident, including processes designed to assess, escalate, contain, investigate and remediate the incident, as well as to comply with applicable legal obligations and mitigate potential reputational damage. Such plans are evaluated on a periodic basis.
- **Third-Party Risk Management:** The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, counterparties and clients, as well as the systems of third parties that could significantly and adversely impact the Company's business in the event of a cybersecurity incident affecting those third-party systems. Operational incidents can arise as a result of failures by third parties with which the Company does business, such as failures by internet, communication technology and cloud service providers or other vendors to adequately follow processes and procedures, safeguard their systems or prevent system disruptions or cyber-attacks. Third-party risks are included within BlackRock's ERM framework, and risk identification and mitigation are supported by the Company's cybersecurity program. BlackRock also performs diligence on certain third parties and monitors cybersecurity threats and risks identified through such diligence.
- **Education and Awareness:** The Company's employees and contractors are required to complete an annual information security training to equip them with effective tools to address cybersecurity threats, and receive communications on the Company's evolving information security policies and procedures.

The Company's global information security team, in collaboration with the technology risk and internal audit teams, engages in the periodic assessment and testing of the Company's cyber risks and cybersecurity program. These efforts may include a wide range of activities, including audits, assessments, wargames and "tabletop" exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of the Company's cybersecurity measures and planning. BlackRock also participates in financial services industry and government forums in an effort to improve both internal and sector cybersecurity defense. The Company regularly engages third parties and advisors to assess its cybersecurity control environment. The results of certain program and control assessments are reported to the Risk Committee, and BlackRock adjusts its cybersecurity program as appropriate based on the information provided by these assessments.

As of December 31, 2023, BlackRock is not aware of any cybersecurity risks that have materially affected or are reasonably likely to materially affect BlackRock's business strategy, results of operations, or financial condition. For additional information on whether and how risks from cybersecurity threats are reasonably likely to materially affect BlackRock, see "A cyber-attack or a failure to implement effective information and cybersecurity policies, procedures and capabilities could disrupt operations and lead to financial losses and reputational harm, which may cause BlackRock's AUM, revenue and earnings to decline." under Part I, Item 1A, *Risk Factors* herein.

CYBERSECURITY GOVERNANCE

BlackRock's Board of Directors is actively engaged in the oversight of BlackRock's risk management program. The Risk Committee assists the Board with its oversight of the Company's levels of risk, risk assessment, risk management and related policies and processes, including risks arising from cybersecurity threats. The Risk Committee receives regular reports on the Company's cybersecurity program, technology resilience risk management and related developments from members of the Company's information security team, including the CISO. The Board and the Risk Committee also receive information regarding cybersecurity incidents that meet certain reporting thresholds. On an annual basis, senior members of BlackRock's technology, risk and information security teams provide a comprehensive overview of BlackRock's cyber risk and related programs to a joint session of the Board's Risk and Audit Committees.

Technology and cybersecurity risks at BlackRock are also overseen by the TRCC, a dedicated management risk governance committee and sub-committee of the firmwide ERC. The chair of the TRCC is appointed by the head of Enterprise Risk Management at the Company and its members include the CISO as well as a broad range of senior business stakeholders across BlackRock. The TRCC is responsible for oversight of BlackRock's technology and cybersecurity risk management practices and helps ensure that technology and cybersecurity risks remain within firmwide risk tolerances and technology and cybersecurity risk issues are escalated as appropriate to the ERC and other committees. The TRCC also reviews any relevant technology and cybersecurity risk related issues and helps ensure that they are appropriately escalated, reported, and remediated.

BlackRock's cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by the Company's CISO. As of December 31, 2023, the CISO had over 30 years of experience in information technology with a 25-year concentration in information security, including previously serving as the CISO at several global financial institutions. He also holds the Certified Information Systems Security Professional certification. The CISO works closely with the leadership team and other subject matter experts in the global cybersecurity group, who collectively have extensive prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and overseeing cybersecurity controls in technology risk and audit functions, as well as having relevant degrees and industry-leading certifications.

The CISO and members of the TRCC monitor the prevention, detection, mitigation and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management processes described above, including the operation of BlackRock's incident response plan.

Item 2. Properties

BlackRock's principal office, which is leased, is located at 50 Hudson Yards, New York, New York. BlackRock leases additional office space throughout the world, including Atlanta, Belgrade (Serbia), Budapest, Edinburgh, Gurgaon (India), Hong Kong, London, Mumbai (India), Princeton (New Jersey), San Francisco and Singapore. The Company also owns an 84,500 square foot office building in Wilmington, Delaware and a 43,000 square foot data center in Amherst, New York.

Item 3. Legal Proceedings

For a discussion of the Company's legal proceedings, see Note 15, *Commitments and Contingencies*, in the notes to the consolidated financial statements contained in Part II, Item 8.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

BlackRock's common stock is listed on the NYSE and is traded under the symbol "BLK". At the close of business on January 31, 2024, there were 197 common stockholders of record. Common stockholders include institutional or omnibus accounts that hold common stock for many underlying investors.

The following table sets forth for the periods indicated the dividends declared per share for the common stock as reported on the NYSE:

	Cash Dividend Declared
2023	
First Quarter	**$5.00**
Second Quarter	**$5.00**
Third Quarter	**$5.00**
Fourth Quarter	**$5.00**
2022	
First Quarter	$4.88
Second Quarter	$4.88
Third Quarter	$4.88
Fourth Quarter	$4.88

The closing price of BlackRock's common stock as of February 22, 2024 was $813.44.

DIVIDENDS

On January 12, 2024, the Board of Directors approved BlackRock's quarterly dividend of $5.10 per share to be paid on March 22, 2024 to stockholders of record at the close of business on March 7, 2024.

ISSUER PURCHASES OF EQUITY SECURITIES

During the three months ended December 31, 2023, the Company made the following purchases of its common stock, which is registered pursuant to Section 12(b) of the Exchange Act.

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(1)
October 1, 2023 through October 31, 2023	211,477	$616.97	208,564	6,087,167
November 1, 2023 through November 30, 2023	328,204	$689.24	326,240	5,760,927
December 1, 2023 through December 31, 2023	31,900	$759.41	28,312	5,732,615
Total	571,581	$666.42	563,116	

(1) Consists of purchases made by the Company primarily to satisfy income tax withholding obligations of employees and members of the Company's Board of Directors related to the vesting of certain restricted stock or restricted stock unit awards and purchases made by the Company as part of the share repurchase program that the Company announced in July 2010, which initially authorized the repurchase of 5.1 million shares with no stated expiration. In January 2023, the Company announced that the Board of Directors authorized the repurchase of an additional seven million shares under the Company's existing share repurchase program, for a total of up to approximately 7.9 million shares of BlackRock common stock.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This report, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock's future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

BlackRock has previously disclosed risk factors in its Securities and Exchange Commission ("SEC") reports. These risk factors and those identified elsewhere in this report, among others, could cause actual results to differ materially from forward-looking statements or historical performance and include: (1) the introduction, withdrawal, success and timing of business initiatives and strategies; (2) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for products or services or in the value of AUM; (3) the relative and absolute investment performance of BlackRock's investment products; (4) BlackRock's ability to develop new products and services that address client preferences; (5) the impact of increased competition; (6) the impact of future acquisitions or divestitures, including the acquisition of Global Infrastructure Management, LLC (referred to herein as Global Infrastructure Partners ("GIP") or the "GIP Transaction"); (7) BlackRock's ability to integrate acquired businesses successfully, including GIP; (8) risks related to the GIP Transaction, including the possibility that the GIP Transaction does not close, the failure to satisfy the closing conditions, the possibility that expected synergies and value creation from the GIP Transaction will not be realized, or will not be realized within the expected time period, and impacts to business and operational relationships related to disruptions from the GIP Transaction; (9) the unfavorable resolution of legal proceedings; (10) the extent and timing of any share repurchases; (11) the impact, extent and timing of technological changes and the adequacy of intellectual property, data, information and cybersecurity protection; (12) the failure to effectively manage the development and use of AI; (13) attempts to circumvent BlackRock's operational control environment or the potential for human error in connection with BlackRock's operational systems; (14) the impact of legislative and regulatory actions and reforms, regulatory, supervisory or enforcement actions of government agencies and governmental scrutiny relating to BlackRock; (15) changes in law and policy and uncertainty pending any such changes; (16) any failure to effectively manage conflicts of interest; (17) damage to BlackRock's reputation; (18) increasing focus from stakeholders regarding ESG matters; (19) geopolitical unrest, terrorist activities, civil or international hostilities, and other events outside BlackRock's control, including wars, natural disasters and health crises, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (20) climate-related risks to BlackRock's business, products, operations and clients; (21) the ability to attract, train and retain highly qualified and diverse professionals; (22) fluctuations in the carrying value of BlackRock's economic investments; (23) the impact of changes to tax legislation, including income, payroll and transaction taxes, and taxation on products, which could affect the value proposition to clients and, generally, the tax position of the Company; (24) BlackRock's success in negotiating distribution arrangements and maintaining distribution channels for its products; (25) the failure by key third-party providers of BlackRock to fulfill their obligations to the Company; (26) operational, technological and regulatory risks associated with BlackRock's major technology partnerships; (27) any disruption to the operations of third parties whose functions are integral to BlackRock's ETF platform; (28) the impact of BlackRock electing to provide support to its products from time to time and any potential liabilities related to securities lending or other indemnification obligations; and (29) the impact of problems, instability or failure of other financial institutions or the failure or negative performance of products offered by other financial institutions.

OVERVIEW

BlackRock, Inc. (together, with its subsidiaries, unless the context otherwise indicates, "BlackRock" or the "Company") is a leading publicly traded investment management firm with $10.0 trillion of AUM at December 31, 2023. With approximately 19,800 employees in more than 30 countries, BlackRock provides a broad range of investment management and technology services to institutional and retail clients in more than 100 countries across the globe. For further information see Note 1, *Business Overview*, and Note 26, *Segment Information*, in the notes to the consolidated financial statements contained in Part II, Item 8.

The following discussion includes a comparison of BlackRock's results for 2023 and 2022. For a discussion of BlackRock's results for 2021 and a comparison of results for 2022 and 2021, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023.

Acquisitions

In August 2023, BlackRock completed the acquisition of Kreos Capital, a provider of growth and venture debt financing to companies in the technology and healthcare industries (the "Kreos Transaction"). The acquisition adds to BlackRock's position as a leading global credit asset manager and advances its ambitions to provide clients with a diverse range of private market investment products and solutions. Total consideration for the transaction was approximately $250 million, which included contingent consideration.

In January 2024, BlackRock announced that it had entered into a definitive agreement to acquire 100% of the business and assets of GIP, a leading independent infrastructure fund manager, for $3 billion in cash and approximately 12 million shares of BlackRock common stock. Approximately 30% of the total consideration, all in stock, will be deferred and will be issued subject to the satisfaction of certain post-closing events. The Company intends to fund the cash consideration through $3 billion of additional debt. The Company believes the combination of GIP with BlackRock's complementary infrastructure offerings will create a broad global infrastructure franchise with differentiated origination and asset management capabilities. The GIP Transaction is expected to close in the third quarter of 2024 subject to customary regulatory approvals and other closing conditions.

Business Outlook

BlackRock's strategy continues to be guided by the Company's clients' needs and focus on the long-term, which the Company believes better enables it to deliver durable returns for shareholders and create value for all of its stakeholders.

BlackRock's framework for long-term shareholder value creation is predicated on generating differentiated organic growth, leveraging scale to increase operating margins over time, and returning capital to shareholders on a consistent basis. BlackRock's diversified platform, in terms of style, product, client and geography, enables it to generate more stable cash flows through market cycles, positioning BlackRock to invest for the long-term by striking an appropriate balance between investing for future growth and prudent discretionary expense management.

In January 2024, BlackRock announced two changes in anticipation of the evolution the Company sees ahead for asset management and the capital markets. First, BlackRock believes that the strategic re-architecture of the organization to embed its ETF and Index expertise across the entire firm will simplify and improve how the Company works and delivers for clients. Second, the Company also believes that the acquisition of GIP will propel its leadership in the fast-growing market for hard-asset infrastructure.

A number of long-term structural trends support an acceleration in infrastructure investment. These include increasing global demand for upgraded digital infrastructure like fiber broadband, cell towers and data centers; renewed investment in logistical hubs such as airports, railways and shipping ports as supply chains are rewired; and a movement toward increased energy independence in many parts of the world supported by decarbonization infrastructure.

The need for new infrastructure coupled with record high government deficits indicates that the mobilization of capital through public-private partnerships will be critical, and will create compelling investment opportunities for clients. The Company believes these dynamics offer clients – current cashflow, inflation-protected, long-duration investments.

The planned combination of GIP with BlackRock's complementary infrastructure offerings will create a broad global infrastructure franchise with differentiated origination and asset management capabilities. Marrying the proprietary origination and business improvement capabilities of GIP and BlackRock's global corporate and sovereign relationships is expected to provide a platform for diversified, large-scale sourcing to support deal flow and co-investment opportunities for clients. The Company believes that bringing GIP and BlackRock together will deliver to clients the benefits of broader origination and business improvement capabilities.

BlackRock's investment management revenue is primarily comprised of fees earned as a percentage of AUM and, in some cases, performance fees, which are normally expressed as a percentage of fund returns to the client. Numerous factors, including price movements in the equity, debt or currency markets, or in the price of real assets, commodities or alternative investments in which BlackRock invests on behalf of clients, and BlackRock's ability to maintain strong investment performance, could impact BlackRock's AUM, revenue and earnings.

Recently, central banks globally have paused raising interest rates, after a rapid rate hiking regime in 2022 and much of 2023 in an effort to moderate inflation. BlackRock's business is directly and indirectly affected by changes in global interest rates. Changes in global interest rates may cause BlackRock's AUM to fluctuate and introduce volatility to the Company's base fees, net income and operating cash flows. BlackRock's business may also be impacted by governmental changes, as well as potential regulations, foreign and trade policies and fiscal spending that may arise as a result of such changes. See Part I, Item 1A, *Risk Factors* herein for information on the possible future effects of changes in global interest rates and governmental changes on the Company's results.

BlackRock manages $2.8 trillion in fixed income assets, nearly two-thirds of which are owned by institutions for strategic or liability-matching purposes. BlackRock believes it is well positioned for a stabilizing rate environment due to the breadth, diversification and investment performance of its fixed income platform which encompasses active, exchange-traded funds ("ETFs") and non-ETF index fixed income products, and a range of strategies, including unconstrained, high yield, total return and short-duration.

BlackRock manages $5.3 trillion of equity assets across markets globally. Beta divergence between equity markets, where certain markets perform differently than others, may lead to an increase in the proportion of BlackRock AUM weighted toward lower fee equity products, resulting in a decline in BlackRock's effective fee rate. Divergent market factors may also erode the correlation between the growth rates of AUM and investment advisory and administration fees (collectively "base fees") and securities lending revenue.

BlackRock's highly diversified multi-product platform was created to meet client needs in all market environments and provide clients with choice in how they seek to achieve their unique financial goals. BlackRock is positioned to provide alpha-seeking active, index and cash management investment strategies across asset classes and geographies. In addition, BlackRock leverages its world-class risk management, analytics and technology capabilities, including the Aladdin platform, on behalf of clients. BlackRock serves a diverse mix of institutional and retail clients across the globe, as well as investors in ETFs, maintaining differentiated client relationships and a fiduciary focus. The diversity of BlackRock's platform facilitates the generation of organic growth in various market environments, and as client preferences evolve. BlackRock's long-term strategy remains to keep alpha at the heart of BlackRock; drive growth in ETFs, private markets, and technology; be the global leader in sustainable investing; and lead as a whole portfolio advisor.

BlackRock is a $2.6 trillion active manager, with the active platform reflecting global reach, interconnectivity across teams and regions, growing data and insights, integrated technology and risk management and scalable processes – all of which the Company believes enables it to deliver more consistent outcomes for clients over the long-term.

The ETF industry has been growing rapidly, driven by structural tailwinds including the use of ETFs as active tools, the migration from commission-based to fee-based wealth management, growth in model portfolios, expansion of digital wealth platforms, and the modernization of the bond market. BlackRock's ETF growth strategy is centered on increasing scale and pursuing global growth themes in client and product segments, including Core, Strategic, which includes Fixed Income, Factors, Sustainable and Thematic ETFs, and Precision Exposures. BlackRock views ETFs as a technology that facilitates investing, and ETFs have become core to asset management. The Company believes that the organizational architecture changes that include embedding the ETF and Index business across the entire firm will accelerate the growth of ETFs and other investment strategies at BlackRock. The Company also believes that ETFs will continue to be a structural growth area as clients turn to ETFs as the preferred vehicle for investing strategies of all types.

Clients are also increasing their allocations to private markets as they search for diversification and higher returns. BlackRock has built a broad illiquid alternatives platform with $137 billion of AUM across infrastructure, private credit, real estate and private equity to meet this demand. As of December 31, 2023, BlackRock has approximately $32 billion of committed capital to deploy for institutional clients in a variety of alternatives strategies, and remains confident in its ability to accelerate growth as a leader in private markets. BlackRock also manages $74 billion in liquid alternatives, as well as $84 billion in liquid credit strategies, included within fixed income AUM. The planned acquisition of GIP is expected to add meaningful scale and complementary capabilities to our infrastructure private markets platform.

BlackRock continues to invest in technology services offerings, which enhance the ability to manage portfolios and risk, effectively serve clients and operate efficiently. Market volatility, growing cost pressures, and complexity in optimizing whole portfolios underscore the need for enterprise operating and risk management technology, and should continue to drive demand for holistic and flexible technology solutions. BlackRock continues to evolve and enable clients to further simplify their operating infrastructure with Aladdin. Clients increasingly want to tailor how they use Aladdin to meet their specific needs, and BlackRock is providing them with choice and flexibility. Through the integration of Aladdin and eFront, clients are able to better manage and analyze risk across their whole portfolio spanning public and private markets. BlackRock is empowering clients with data and opening Aladdin by creating connectivity with ecosystem providers and third-party technology solutions, which include asset servicers, cloud providers, digital asset platforms, trading systems and others. This connectivity helps clients work in their Aladdin environments with a more customized and seamless end-to-end experience. Investments in Aladdin AI copilots, enhancements in openness supporting ecosystem partnerships, and advancing whole portfolio solutions including private markets and digital assets are expected to further augment the value of using Aladdin.

As the asset management landscape shifts globally from individual product selection to a whole-portfolio approach, BlackRock's strategy is focused on creating outcome-oriented client solutions for both retail investors and institutions. This includes having a diverse platform of alpha-seeking active, index and alternative products, as well as enhanced distribution and portfolio construction technology offerings. Digital wealth tools are an important component of BlackRock's retail strategy, as BlackRock scales and customizes model portfolios, extends Aladdin Wealth and digital wealth partnerships globally, and helps advisors build better portfolios through portfolio construction and risk management, powered by Aladdin. BlackRock has seen strong momentum in outsourcing solutions among institutional clients, including the funding of several significant mandates in 2023, and anticipates continued outsourcing opportunities in the future.

Across BlackRock, many clients are focusing on the impact of sustainability factors on their portfolios. This shift has been driven by an increased understanding of how sustainability-related factors can affect economic growth, asset values, and financial markets as a whole. As a fiduciary, BlackRock is committed to providing clients with choice and then executing in accordance with their chosen objectives – for some clients, this includes investing in sustainable strategies. The Company aims to deliver the best risk-adjusted returns within the mandates clients choose, underpinned by research, data, and analytics.

BlackRock believes its strategy aligns with expected future client demand and structural growth opportunities in areas including private markets, such as infrastructure and private credit; integrated whole portfolio and outsourced solutions; ETFs; Aladdin technology; and fixed income, as allocations to the asset class have become more attractive in a higher rate environment.

EXECUTIVE SUMMARY

(in millions, except per share data)	2023	2022
GAAP basis[(1)]:		
Total revenue	$ 17,859	$ 17,873
Total expense	11,584	11,488
Operating income	$ 6,275	$ 6,385
Operating margin	35.1%	35.7%
Nonoperating income (expense), less net income (loss) attributable to noncontrolling interests	706	89
Income tax expense	1,479	1,296
Net income attributable to BlackRock	$ 5,502	$ 5,178
Diluted earnings per common share	$ 36.51	$ 33.97
Effective tax rate	21.2%	20.0%
As adjusted[(2)]:		
Operating income	$ 6,593	$ 6,711
Operating margin	41.7%	42.8%
Nonoperating income (expense), less net income (loss) attributable to noncontrolling interests	$ 648	$ 89
Net income attributable to BlackRock	$ 5,692	$ 5,391
Diluted earnings per common share	$ 37.77	$ 35.36
Effective tax rate	21.4%	20.7%
Other:		
Assets under management (end of period)	$10,008,995	$8,594,485
Diluted weighted-average common shares outstanding	150.7	152.4
Shares outstanding (end of period)	148.5	149.8
Book value per share[(3)]	$ 264.96	$ 252.04
Cash dividends declared and paid per share	$ 20.00	$ 19.52

(1) Accounting principles generally accepted in the United States ("GAAP").

(2) As adjusted items are described in more detail in *Non-GAAP Financial Measures*. Beginning in the first quarter of 2023, BlackRock updated the definitions of its non-GAAP financial measures to exclude the impact of market valuation changes on certain deferred cash compensation plans which the Company began economically hedging in 2023.

(3) Total BlackRock stockholders' equity, divided by total shares outstanding at December 31 of the respective year-end.

2023 COMPARED WITH 2022

GAAP. Operating income of $6.3 billion decreased $110 million and operating margin of 35.1% decreased 60 bps from 2022. Decreases in operating income and operating margin were primarily driven by the negative impact of markets on average AUM, and higher expense including direct fund expense, compensation and benefits expense and general and administrative expense, partially offset by higher technology services revenue. Operating income for 2023 also included a restructuring charge of $61 million in connection with initiatives to reorganize specific platforms, primarily Aladdin and illiquid alternative investments, to stay ahead of client needs. Operating income for 2022 included a restructuring charge of $91 million from an initiative to modify the size and shape of the global workforce to align more closely with strategic priorities.

Nonoperating income (expense) less net income (loss) attributable to noncontrolling interests ("NCI") increased $617 million from 2022, driven primarily by higher interest and dividend income, higher mark-to-market revaluation of the Company's seed capital portfolio, net of impact of certain hedges, and higher gains on private equity co-investment portfolios, partially offset by the impact of $267 million of noncash gains related to BlackRock's strategic minority investment in iCapital Network, Inc. ("iCapital") in 2022.

Income tax expense for 2023 included $242 million discrete tax net benefits related to the resolution of certain outstanding tax matters and stock-based compensation awards that vested in 2023. Income tax expense for 2022 reflected $235 million of net discrete tax benefits primarily related to stock-based compensation awards that vested in 2022 and the resolution of certain outstanding tax matters, and $35 million of net noncash tax benefits related to the revaluation of certain deferred income tax liabilities.

Earnings per diluted common share increased $2.54, or 7%, from 2022, primarily reflecting significantly higher nonoperating income, partially offset by lower operating income and a higher effective tax rate in the current year.

As Adjusted. Operating income of $6.6 billion decreased $118 million and operating margin of 41.7% decreased 110 bps from 2022. The pre-tax restructuring charge of $61 million and $91 million described above has been excluded from as adjusted results for 2023 and 2022, respectively.

Earnings per diluted common share increased $2.41, or 7%, from 2022, reflecting significantly higher nonoperating income, partially offset by lower operating income and a higher effective tax rate. Income tax expense for 2022 excluded $35 million net noncash net benefit described above.

Beginning in the first quarter of 2023, BlackRock updated its definitions of operating income, as adjusted, operating margin, as adjusted, nonoperating income (expense), as adjusted, and net income attributable to BlackRock, Inc., as adjusted, to exclude the compensation expense related to the market valuation changes on certain deferred cash compensation plans, and the related nonoperating gain (loss) impact of an economic hedge of these deferred cash compensation plans. See *Non-GAAP Financial Measures* for further information on as adjusted items and the reconciliation to GAAP.

For further discussion of BlackRock's revenue, expense, nonoperating results and income tax expense, see *Discussion of Financial Results* herein.

NON-GAAP FINANCIAL MEASURES

BlackRock reports its financial results in accordance with GAAP; however, management believes evaluating the Company's ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Adjustments to GAAP financial measures ("non-GAAP adjustments") include certain items management deems nonrecurring or that occur infrequently, transactions that ultimately will not impact BlackRock's book value or certain tax items that do not impact cash flow. Management reviews non-GAAP financial measures, in addition to GAAP financial measures, to assess ongoing operations and considers them to be helpful, for both management and investors, in evaluating BlackRock's financial performance over time. Management also uses non-GAAP financial measures as a benchmark to compare its performance with other companies and to enhance comparability for the reporting periods presented. Non-GAAP financial measures may pose limitations because they do not include all of BlackRock's revenue and expense. BlackRock's management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

Computations and reconciliations for all periods are derived from the consolidated statements of income as follows:

(1) Operating income, as adjusted, and operating margin, as adjusted:

(in millions)	2023	2022
Operating income, GAAP basis	**$ 6,275**	$ 6,385
Non-GAAP expense adjustments:		
Compensation expense related to appreciation (depreciation) on deferred cash compensation plans (a)	**57**	—
Amortization of intangible assets (b)	**151**	151
Acquisition-related compensation costs (b)	**17**	24
Acquisition-related transaction costs (b)[1]	**7**	—
Contingent consideration fair value adjustments (b)	**3**	3
Lease costs—New York (c)	**14**	57
Restructuring charge (d)	**61**	91
Reduction of indemnification asset (e)[1]	**8**	—
Operating income, as adjusted	**6,593**	6,711
Product launch costs and commissions	**—**	6
Operating income used for operating margin measurement	**$ 6,593**	$ 6,717
Revenue, GAAP basis	**$ 17,859**	$ 17,873
Non-GAAP adjustments:		
Distribution fees	**(1,262)**	(1,381)
Investment advisory fees	**(789)**	(798)
Revenue used for operating margin measurement	**$ 15,808**	$ 15,694
Operating margin, GAAP basis	**35.1%**	35.7%
Operating margin, as adjusted	**41.7%**	42.8%

(1) Amount included within general and administration expense.

(2) Nonoperating income (expense), less net income (loss) attributable to NCI, as adjusted:

(in millions)	2023	2022
Nonoperating income (expense), GAAP basis	**$ 880**	$ (95)
Less: Net income (loss) attributable to NCI	**174**	(184)
Nonoperating income (expense), net of NCI	**706**	89
Less: Hedge gain (loss) on deferred cash compensation plans (a)	**58**	—
Nonoperating income (expense), less net income (loss) attributable to NCI, as adjusted	**$ 648**	$ 89

(3) Net income attributable to BlackRock, Inc., as adjusted:

(in millions, except per share data)	2023	2022
Net income attributable to BlackRock, Inc., GAAP basis	**$5,502**	$5,178
Non-GAAP adjustments[1]:		
Net impact of hedged deferred cash compensation plans (a)	**(1)**	—
Amortization of intangible assets (b)	**114**	114
Acquisition-related compensation costs (b)	**12**	19
Acquisition-related transaction costs (b)	**5**	—
Contingent consideration fair value adjustments (b)	**3**	3
Lease costs—New York (c)	**11**	43
Restructuring charge (d)	**46**	69
Income tax matters	**—**	(35)
Net income attributable to BlackRock, Inc., as adjusted	**$5,692**	$5,391
Diluted weighted-average common shares outstanding	**150.7**	152.4
Diluted earnings per common share, GAAP basis	**$36.51**	$33.97
Diluted earnings per common share, as adjusted	**$37.77**	$35.36

(1) Non-GAAP adjustments, excluding income tax matters, are net of tax.

(1) Operating income, as adjusted, and operating margin, as adjusted: Management believes operating income, as adjusted, and operating margin, as adjusted, are effective indicators of BlackRock's financial performance over time, and, therefore, provide useful disclosure to investors. Management believes that operating margin, as adjusted, reflects the Company's long-term ability to manage ongoing costs in relation to its revenues. The Company uses operating margin, as adjusted, to assess the Company's financial performance, to determine the long-term and annual compensation of the Company's senior-level employees and to evaluate the Company's relative performance against industry peers. Furthermore, this metric eliminates margin variability arising from the accounting of revenues and expenses related to distributing different product structures in multiple distribution channels utilized by asset managers.

- Operating income, as adjusted, includes the following non-GAAP expense adjustments:

  (a) *Compensation expense related to appreciation (depreciation) on deferred cash compensation plans.* Beginning in the first quarter of 2023, the Company updated its definition of operating income, as adjusted, to exclude compensation expense related to the market valuation changes on certain deferred cash compensation plans, which the Company began hedging economically in 2023. For these deferred cash compensation plans, the final value of the deferred amount to be distributed to employees in cash upon vesting is determined based on the returns on specified investment funds. The Company recognizes compensation expense for the appreciation (depreciation) of the deferred cash compensation liability in proportion to the vested amount of the award during a respective period, while the gain (loss) to economically hedge these plans is immediately recognized in nonoperating income (expense), which creates a timing difference impacting net income. This timing difference will reverse and offset to zero over the life of the award at the end of the multi-year vesting period. Management believes excluding market valuation changes related to the deferred cash compensation plans in the calculation of operating income, as adjusted, provides useful disclosure to both management and investors of the Company's financial performance over time as these amounts are economically hedged, while also increasing comparability with other companies.

  (b) *Acquisition related costs.* Acquisition related costs include adjustments related to amortization of intangible assets, other acquisition-related costs, including compensation costs for nonrecurring retention-related deferred compensation, and contingent consideration fair value adjustments incurred in connection with certain acquisitions. Management believes excluding the impact of these expenses when calculating operating income, as adjusted, provides a helpful indication of the Company's financial performance over time, thereby providing helpful information for both management and investors while also increasing comparability with other companies.

  (c) *Lease costs – New York.* In 2022 and 2023, the Company continued to recognize lease expense within general and administration expense for both its current headquarters located at 50 Hudson Yards in New York and prior headquarters until the Company's lease on its prior headquarters expired in April 2023. The Company began lease payments related to its current headquarters in May 2023, but began recording lease expense in August 2021 when it obtained access to the building to begin its tenant improvements. Prior to the Company's move to its current headquarters in February 2023, the impact of lease costs related to 50 Hudson Yards was excluded from operating income, as adjusted. In February 2023, the Company completed the majority of its move to 50 Hudson Yards and no longer excluded the impact of these lease costs. Subsequently, from February 2023 through April 2023, the Company excluded the impact of lease costs related to the Company's prior headquarters. Management believes excluding the impact of these respective New York lease costs ("Lease costs – New York") when calculating operating income, as adjusted, is useful to assess the Company's financial performance and ongoing operations, and enhances comparability among periods presented.

(d) *Restructuring charge.* In 2023, the Company recorded a restructuring charge, comprised of severance and compensation expense for accelerated vesting of previously granted deferred compensation awards, in connection with initiatives to reorganize specific platforms, primarily Aladdin and alternative investments. In 2022, the Company recorded a restructuring charge primarily comprised of severance and accelerated amortization expense of previously granted deferred compensation awards in connection with an initiative to modify the size and shape of the global workforce to align more closely with strategic priorities. Management believes excluding the impact of these restructuring charges when calculating operating income, as adjusted, is useful to assess the Company's financial performance and ongoing operations, and enhances comparability among periods presented.

(e) *Reduction of indemnification asset.* In 2023, BlackRock recorded $8 million of general and administration expense to reflect the reduction of the indemnification asset and an offsetting $8 million tax benefit due to the resolution of certain tax matters. The $8 million general and administrative expense and $8 million tax benefit have been excluded from as adjusted results as there is no impact on BlackRock's book value.

- Operating income used for measuring operating margin, as adjusted, is equal to operating income, as adjusted, excluding the impact of product launch costs (e.g. closed-end fund launch costs) and related commissions. Management believes the exclusion of such costs and related commissions is useful because these costs can fluctuate considerably, and revenue associated with the expenditure of these costs will not fully impact BlackRock's results until future periods.
- Revenue used for calculating operating margin, as adjusted, is reduced to exclude all of the Company's distribution fees, which are recorded as a separate line item on the consolidated statements of income, as well as a portion of investment advisory fees received that is used to pay distribution and servicing costs. For certain products, based on distinct arrangements, distribution fees are collected by the Company and then passed-through to third-party client intermediaries. For other products, investment advisory fees are collected by the Company and a portion is passed-through to third-party client intermediaries. However, in both structures, the third-party client intermediary similarly owns the relationship with the retail client and is responsible for distributing the product and servicing the client. The amount of distribution and investment advisory fees fluctuates each period primarily based on a predetermined percentage of the value of AUM during the period. These fees also vary based on the type of investment product sold and the geographic location where it is sold. In addition, the Company may waive fees on certain products that could result in the reduction of payments to the third-party intermediaries.

(2) Nonoperating income (expense), less net income (loss) attributable to NCI, as adjusted: Management believes nonoperating income (expense), less net income (loss) attributable to NCI, as adjusted, is an effective measure for reviewing BlackRock's nonoperating contribution to its results and provides comparability of this information among reporting periods. Nonoperating income (expense), less net income (loss) attributable to NCI, as adjusted, excludes the gain (loss) on the economic hedge of certain deferred cash compensation plans. As the gain (loss) on investments and derivatives used to hedge these compensation plans over time substantially offsets the compensation expense related to the market valuation changes on these deferred cash compensation plans, which is included in operating income, GAAP basis, management believes excluding the gain (loss) on the economic hedge of the deferred cash compensation plans when calculating nonoperating income (expense), less net income (loss) attributable to NCI, as adjusted, provides a useful measure for both management and investors of BlackRock's nonoperating results that impact book value.

(3) Net income attributable to BlackRock, Inc., as adjusted: Management believes net income attributable to BlackRock, Inc., as adjusted, and diluted earnings per common share, as adjusted, are useful measures of BlackRock's profitability and financial performance. Net income attributable to BlackRock, Inc., as adjusted, equals net income attributable to BlackRock, Inc., GAAP basis, adjusted for certain items management deems nonrecurring or that occur infrequently, transactions that ultimately will not impact BlackRock's book value or certain tax items that do not impact cash flow.

See notes (1) and (2) above for further information on the updated presentation of non-GAAP adjustments. For each period presented, the non-GAAP adjustments were tax effected at the respective blended rates applicable to the adjustments. Amounts for income tax matters represent net noncash (benefits) expenses primarily associated with the revaluation of certain deferred tax liabilities related to intangible assets and goodwill as a result of tax rate changes. These amounts have been excluded from the as adjusted results as these items will not have a cash flow impact and to enhance comparability among periods presented.

Per share amounts reflect net income attributable to BlackRock, Inc., as adjusted, divided by diluted weighted-average common shares outstanding.

(4) Annual Contract Value ("ACV"): Management believes ACV is an effective metric for reviewing BlackRock's technology services' ongoing contribution to its operating results and provides comparability of this information among reporting periods while also providing a useful supplemental metric for both management and investors of BlackRock's growth in technology services revenue over time, as it is linked to the net new business in technology services. ACV represents forward-looking, annualized estimated value of the recurring subscription fees under client contracts, assuming all client contracts that come up for renewal are renewed, unless we received a notice of termination, even though such notice may not be effective until a later date. ACV also includes the annualized estimated value of new sales, for existing and new clients, when we execute client contracts, even though the recurring fees may not be effective until a later date and excludes nonrecurring fees such as implementation and consulting fees.

ASSETS UNDER MANAGEMENT

AUM for reporting purposes generally is based upon how investment advisory and administration fees are calculated for each portfolio. Net asset values, total assets, committed assets or other measures may be used to determine portfolio AUM.

AUM and Net Inflows (Outflows) by Client Type and Product Type

	AUM		Net inflows (outflows)	
(in millions)	2023	2022	2023	2022
Retail	**$ 929,697**	$ 843,475	**$ (8,473)**	$ (19,523)
ETFs	**3,499,299**	2,909,610	**185,942**	220,335
Institutional:				
Active	**1,912,673**	1,641,591	**87,106**	168,826
Index	**2,902,489**	2,528,615	**(55,125)**	23,612
Institutional subtotal	**4,815,162**	4,170,206	**31,981**	192,438
Long-term	**9,244,158**	**7,923,291**	**209,450**	**393,250**
Cash management	**764,837**	671,194	**79,245**	(77,374)
Advisory	**—**	—	**—**	(9,306)
Total	**$10,008,995**	**$8,594,485**	**$288,695**	**$306,570**

AUM and Net Inflows (Outflows) by Investment Style and Product Type

	AUM		Net inflows (outflows)	
(in millions)	2023	2022	2023	2022
Active	**$ 2,621,178**	$2,317,560	**$ 59,221**	$135,128
Index and ETFs	**6,622,980**	5,605,731	**150,229**	258,122
Long-term	**9,244,158**	**7,923,291**	**209,450**	**393,250**
Cash management	**764,837**	671,194	**79,245**	(77,374)
Advisory	**—**	—	**—**	(9,306)
Total	**$10,008,995**	**$8,594,485**	**$288,695**	**$306,570**

AUM and Net Inflows (Outflows) by Product Type

	AUM		Net inflows (outflows)	
(in millions)	2023	2022	2023	2022
Equity	**$ 5,293,344**	$4,435,354	**$ (11,490)**	$105,103
Fixed income	**2,804,026**	2,536,823	**143,087**	249,780
Multi-asset	**870,804**	684,904	**82,787**	31,222
Alternatives:				
Illiquid alternatives	**136,909**	117,751	**13,665**	16,052
Liquid alternatives	**74,233**	80,654	**(11,370)**	(1,690)
Currency and commodities[1]	**64,842**	67,805	**(7,229)**	(7,217)
Alternatives subtotal	**275,984**	266,210	**(4,934)**	7,145
Long-term	**9,244,158**	**7,923,291**	**209,450**	**393,250**
Cash management	**764,837**	671,194	**79,245**	(77,374)
Advisory	**—**	—	**—**	(9,306)
Total	**$10,008,995**	**$8,594,485**	**$288,695**	**$306,570**

(1) Amounts include commodity ETFs.

The following table presents the component changes in BlackRock's AUM for 2023 and 2022.

(in millions)	2023	2022
Beginning AUM	$ 8,594,485	$10,010,143
Net inflows (outflows):		
Long-term	209,450	393,250
Cash management	79,245	(77,374)
Advisory	—	(9,306)
Total net inflows (outflows)	288,695	306,570
Acquisition[(1)]	2,177	—
Market change	1,073,550	(1,501,987)
FX impact[(2)]	50,088	(220,241)
Total change	1,414,510	(1,415,658)
Ending AUM	$10,008,995	$ 8,594,485

(1) Amounts include AUM attributable to the Kreos Transaction.

(2) Foreign exchange reflects the impact of translating non-US dollar denominated AUM into US dollars for reporting purposes.

BlackRock has historically grown AUM through organic growth and acquisitions. Management believes that the Company will be able to continue to grow AUM organically by focusing on strong investment performance, efficient delivery of beta for index products, client service, developing new products and optimizing distribution capabilities.

Component Changes in AUM for 2023

The following table presents the component changes in AUM by client type and product type for 2023.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[(1)]	Market change	FX impact[(2)]	December 31, 2023	Full year average AUM[(3)]
Retail:							
Equity	$ 370,612	$ 2,810	$ —	$ 58,248	$ 4,064	$ 435,734	$ 403,530
Fixed income	299,114	(2,471)	—	11,821	4,335	312,799	306,232
Multi-asset	125,168	(236)	—	14,022	583	139,537	131,236
Alternatives	48,581	(8,576)	—	1,286	336	41,627	45,319
Retail subtotal	843,475	(8,473)	—	85,377	9,318	929,697	886,317
ETFs:							
Equity	2,081,742	81,223	—	362,885	6,781	2,532,631	2,262,361
Fixed income	758,093	111,956	—	24,544	3,810	898,403	824,832
Multi-asset	8,875	(746)	—	949	62	9,140	8,024
Alternatives	60,900	(6,491)	—	4,626	90	59,125	61,439
ETFs subtotal	2,909,610	185,942	—	393,004	10,743	3,499,299	3,156,656
Institutional:							
Active:							
Equity	168,734	(13,301)	—	29,088	2,167	186,688	174,967
Fixed income	774,955	4,714	—	53,538	3,616	836,823	798,832
Multi-asset	544,469	85,665	—	79,644	7,404	717,182	642,051
Alternatives	153,433	10,028	2,177	4,925	1,417	171,980	162,871
Active subtotal	1,641,591	87,106	2,177	167,195	14,604	1,912,673	1,778,721
Index:							
Equity	1,814,266	(82,222)	—	401,047	5,200	2,138,291	1,979,704
Fixed income	704,661	28,888	—	17,774	4,678	756,001	713,802
Multi-asset	6,392	(1,896)	—	559	(110)	4,945	5,882
Alternatives	3,296	105	—	(138)	(11)	3,252	3,263
Index subtotal	2,528,615	(55,125)	—	419,242	9,757	2,902,489	2,702,651
Institutional subtotal	4,170,206	31,981	2,177	586,437	24,361	4,815,162	4,481,372
Long-term	**7,923,291**	**209,450**	**2,177**	**1,064,818**	**44,422**	**9,244,158**	**8,524,345**
Cash management	671,194	79,245	—	8,732	5,666	764,837	696,355
Total	**$8,594,485**	**$288,695**	**$2,177**	**$1,073,550**	**$50,088**	**$10,008,995**	**$9,220,700**

(1) Amounts include AUM attributable to the Kreos Transaction.

(2) Foreign exchange reflects the impact of translating non-US dollar denominated AUM into US dollars for reporting purposes.

(3) Average AUM is calculated as the average of the month-end spot AUM amounts for the trailing thirteen months.

The following table presents component changes in AUM by investment style and product type for 2023.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[(1)]	Market change	FX impact[(2)]	December 31, 2023	Full year average AUM[(3)]
Active:							
Equity	$ 392,836	$ (26,772)	$ —	$ 57,431	$ 3,953	$ 427,448	$ 409,687
Fixed income	1,053,083	(882)	—	64,203	7,018	1,123,422	1,080,917
Multi-asset	669,629	85,424	—	93,665	7,987	856,705	773,278
Alternatives	202,012	1,451	2,177	6,210	1,753	213,603	208,189
Active subtotal	2,317,560	59,221	2,177	221,509	20,711	2,621,178	2,472,071
Index and ETFs:							
ETFs:							
Equity	2,081,742	81,223	—	362,885	6,781	2,532,631	2,262,361
Fixed income	758,093	111,956	—	24,544	3,810	898,403	824,832
Multi-asset	8,875	(746)	—	949	62	9,140	8,024
Alternatives	60,900	(6,491)	—	4,626	90	59,125	61,439
ETFs subtotal	2,909,610	185,942	—	393,004	10,743	3,499,299	3,156,656
Non-ETF Index:							
Equity	1,960,776	(65,941)	—	430,952	7,478	2,333,265	2,148,514
Fixed income	725,647	32,013	—	18,930	5,611	782,201	737,949
Multi-asset	6,400	(1,891)	—	560	(110)	4,959	5,891
Alternatives	3,298	106	—	(137)	(11)	3,256	3,264
Non-ETF Index subtotal	2,696,121	(35,713)	—	450,305	12,968	3,123,681	2,895,618
Index & ETFs subtotal	5,605,731	150,229	—	843,309	23,711	6,622,980	6,052,274
Long-term	**7,923,291**	**209,450**	**2,177**	**1,064,818**	**44,422**	**9,244,158**	**8,524,345**
Cash management	671,194	79,245	—	8,732	5,666	764,837	696,355
Total	**$8,594,485**	**$288,695**	**$2,177**	**$1,073,550**	**$50,088**	**$10,008,995**	**$9,220,700**

The following table presents component changes in AUM by product type for 2023.

(in millions)	December 31, 2022	Net inflows (outflows)	Acquisition[(1)]	Market change	FX impact[(2)]	December 31, 2023	Full year average AUM[(3)]
Equity	$4,435,354	$ (11,490)	$ —	$ 851,268	$18,212	$ 5,293,344	$4,820,562
Fixed income	2,536,823	143,087	—	107,677	16,439	2,804,026	2,643,698
Multi-asset	684,904	82,787	—	95,174	7,939	870,804	787,193
Alternatives:							
Illiquid alternatives	117,751	13,665	2,177	1,885	1,431	136,909	127,655
Liquid alternatives	80,654	(11,370)	—	4,548	401	74,233	77,595
Currency and commodities[(4)]	67,805	(7,229)	—	4,266	—	64,842	67,642
Alternatives subtotal	266,210	(4,934)	2,177	10,699	1,832	275,984	272,892
Long-term	**7,923,291**	**209,450**	**2,177**	**1,064,818**	**44,422**	**9,244,158**	**8,524,345**
Cash management	671,194	79,245	—	8,732	5,666	764,837	696,355
Total	**$8,594,485**	**$288,695**	**$2,177**	**$1,073,550**	**$50,088**	**$10,008,995**	**$9,220,700**

(1) Amounts include AUM attributable to the Kreos Transaction.

(2) Foreign exchange reflects the impact of translating non-US dollar denominated AUM into US dollars for reporting purposes.

(3) Average AUM is calculated as the average of the month-end spot AUM amounts for the trailing thirteen months.

(4) Amounts include commodity ETFs.

AUM increased $1.4 trillion to $10.0 trillion at December 31, 2023 from $8.6 trillion at December 31, 2022, driven primarily by net market appreciation, net inflows, led by flows into bond and equity ETFs, cash management, significant outsourcing mandates and growth in private markets.

Net market appreciation of $1.1 trillion was primarily driven by global equity market appreciation.

AUM increased $50 billion due to the impact of foreign exchange movements, primarily due to the weakening of the US dollar largely against the British pound and the euro, partially offset by the strengthening of the US dollar against the Japanese yen.

For further discussion on AUM, see Part I, Item 1 – *Business – Assets Under Management.*

Component Changes in AUM for 2022

The following table presents the component changes in AUM by client type and product type for 2022.

(in millions)	December 31, 2021	Net inflows (outflows)	Market change	FX impact(1)	December 31, 2022	Full year average AUM(2)
Retail:						
Equity	$ 471,937	$ (103)	$ (90,767)	$ (10,455)	$ 370,612	$ 401,582
Fixed income	365,306	(20,299)	(41,706)	(4,187)	299,114	323,500
Multi-asset	155,461	(3,143)	(26,064)	(1,086)	125,168	136,690
Alternatives	47,349	4,022	(2,271)	(519)	48,581	48,937
Retail subtotal	1,040,053	(19,523)	(160,808)	(16,247)	843,475	910,709
ETFs:						
Equity	2,447,248	100,756	(449,140)	(17,122)	2,081,742	2,163,108
Fixed income	745,373	122,893	(103,957)	(6,216)	758,093	719,931
Multi-asset	9,119	1,333	(1,441)	(136)	8,875	8,231
Alternatives	65,614	(4,647)	70	(137)	60,900	66,599
ETFs subtotal	3,267,354	220,335	(554,468)	(23,611)	2,909,610	2,957,869
Institutional:						
Active:						
Equity	199,980	9,882	(34,912)	(6,216)	168,734	175,567
Fixed income	767,402	114,742	(95,291)	(11,898)	774,955	715,600
Multi-asset	642,951	33,950	(112,028)	(20,404)	544,469	571,448
Alternatives	146,384	10,252	(243)	(2,960)	153,433	150,357
Active subtotal	1,756,717	168,826	(242,474)	(41,478)	1,641,591	1,612,972
Index:						
Equity	2,223,195	(5,432)	(341,087)	(62,410)	1,814,266	1,937,695
Fixed income	943,960	32,444	(203,501)	(68,242)	704,661	792,941
Multi-asset	8,963	(918)	(1,285)	(368)	6,392	7,550
Alternatives	5,534	(2,482)	569	(325)	3,296	4,696
Index subtotal	3,181,652	23,612	(545,304)	(131,345)	2,528,615	2,742,882
Institutional subtotal	4,938,369	192,438	(787,778)	(172,823)	4,170,206	4,355,854
Long-term	**9,245,776**	**393,250**	**(1,503,054)**	**(212,681)**	**7,923,291**	**8,224,432**
Cash management	755,057	(77,374)	1,071	(7,560)	671,194	719,284
Advisory	9,310	(9,306)	(4)	–	–	4,854
Total	**$ 10,010,143**	**$ 306,570**	**$(1,501,987)**	**$(220,241)**	**$ 8,594,485**	**$ 8,948,570**

(1) Foreign exchange reflects the impact of translating non-US dollar denominated AUM into US dollars for reporting purposes.

(2) Average AUM is calculated as the average of the month-end spot AUM amounts for the trailing thirteen months.

The following table presents component changes in AUM by investment style and product type for 2022.

(in millions)	December 31, 2021	Net inflows (outflows)	Market change	FX impact(1)	December 31, 2022	Full year average AUM(2)
Active:						
Equity	$ 507,103	$ (2,672)	$ (100,240)	$ (11,355)	$ 392,836	$ 426,141
Fixed income	1,107,085	92,721	(132,590)	(14,133)	1,053,083	1,016,918
Multi-asset	798,404	30,806	(138,092)	(21,489)	669,629	708,130
Alternatives	193,733	14,273	(2,516)	(3,478)	202,012	199,294
Active subtotal	2,606,325	135,128	(373,438)	(50,455)	2,317,560	2,350,483
Index and ETFs:						
ETFs:						
Equity	2,447,248	100,756	(449,140)	(17,122)	2,081,742	2,163,108
Fixed income	745,373	122,893	(103,957)	(6,216)	758,093	719,931
Multi-asset	9,119	1,333	(1,441)	(136)	8,875	8,231
Alternatives	65,614	(4,647)	70	(137)	60,900	66,599
ETFs subtotal	3,267,354	220,335	(554,468)	(23,611)	2,909,610	2,957,869
Non-ETF Index:						
Equity	2,388,009	7,019	(366,526)	(67,726)	1,960,776	2,088,703
Fixed income	969,583	34,166	(207,908)	(70,194)	725,647	815,123
Multi-asset	8,971	(917)	(1,285)	(369)	6,400	7,558
Alternatives	5,534	(2,481)	571	(326)	3,298	4,696
Non-ETF Index subtotal	3,372,097	37,787	(575,148)	(138,615)	2,696,121	2,916,080
Index & ETFs subtotal	6,639,451	258,122	(1,129,616)	(162,226)	5,605,731	5,873,949
Long-term	**9,245,776**	**393,250**	**(1,503,054)**	**(212,681)**	**7,923,291**	**8,224,432**
Cash management	755,057	(77,374)	1,071	(7,560)	671,194	719,284
Advisory	9,310	(9,306)	(4)	–	–	4,854
Total	**$ 10,010,143**	**$ 306,570**	**$(1,501,987)**	**$(220,241)**	**$ 8,594,485**	**$ 8,948,570**

The following table presents component changes in AUM by product type for 2022.

(in millions)	December 31, 2021	Net inflows (outflows)	Market change	FX impact(1)	December 31, 2022	Full year average AUM(2)
Equity	$ 5,342,360	$ 105,103	$ (915,906)	$ (96,203)	$ 4,435,354	$ 4,677,952
Fixed income	2,822,041	249,780	(444,455)	(90,543)	2,536,823	2,551,972
Multi-asset	816,494	31,222	(140,818)	(21,994)	684,904	723,919
Alternatives:						
Illiquid alternatives	102,579	16,052	1,112	(1,992)	117,751	111,075
Liquid alternatives	87,348	(1,690)	(3,710)	(1,294)	80,654	84,024
Currency and commodities(3)	74,954	(7,217)	723	(655)	67,805	75,490
Alternatives subtotal	264,881	7,145	(1,875)	(3,941)	266,210	270,589
Long-term	**9,245,776**	**393,250**	**(1,503,054)**	**(212,681)**	**7,923,291**	**8,224,432**
Cash management	755,057	(77,374)	1,071	(7,560)	671,194	719,284
Advisory	9,310	(9,306)	(4)	–	–	4,854
Total	**$ 10,010,143**	**$ 306,570**	**$(1,501,987)**	**$(220,241)**	**$ 8,594,485**	**$ 8,948,570**

(1) Foreign exchange reflects the impact of translating non-US dollar denominated AUM into US dollars for reporting purposes.

(2) Average AUM is calculated as the average of the month-end spot AUM amounts for the trailing thirteen months.

(3) Amounts include commodity ETFs.

AUM decreased $1.4 trillion to $8.6 trillion at December 31, 2022 from $10.0 trillion at December 31, 2021 driven by net market depreciation and the negative impact of foreign exchange movements, partially offset by positive net inflows, led by flows into bond ETFs, significant outsourcing mandates and growth in private markets.

Net market depreciation of $1.5 trillion was primarily driven by global equity and fixed income market depreciation.

AUM decreased $220 billion due to the negative impact of foreign exchange movements, due to the strengthening of the US dollar, largely against the British pound, the Japanese yen and the euro.

DISCUSSION OF FINANCIAL RESULTS

Introduction

The Company derives a substantial portion of its revenue from investment advisory and administration fees, which are recognized as the services are performed over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are primarily based on agreed-upon percentages of AUM and recognized for services provided during the period, which are distinct from services provided in other periods. Such fees are affected by changes in AUM, including market appreciation or depreciation, foreign exchange translation and net inflows or outflows. Net inflows or outflows represent the sum of new client assets, additional fundings from existing clients (including dividend reinvestment), withdrawals of assets from, and termination of, client accounts and distributions to investors representing return of capital and return on investments. Market appreciation or depreciation includes current income earned on, and changes in the fair value of, securities held in client accounts. Foreign exchange translation reflects the impact of translating non-US dollar denominated AUM into US dollars for reporting purposes.

The Company also earns revenue by lending securities on behalf of clients, primarily to highly rated banks and broker-dealers. The securities loaned are secured by collateral in the form of cash or securities, with minimum collateral generally ranging from approximately 102% to 112% of the value of the loaned securities. Generally, the revenue earned is shared between the Company and the funds or accounts managed by the Company from which the securities are borrowed.

Investment advisory agreements for certain separate accounts and investment funds provide for performance fees based upon relative and/or absolute investment performance, in addition to base fees based on AUM. Investment advisory performance fees generally are earned after a given period of time when investment performance exceeds a contractual threshold, and when it is determined that the fees are no longer probable of significant reversal. As such, the timing of recognition of performance fees may increase the volatility of the Company's revenue and earnings. The magnitude of performance fees can fluctuate quarterly due to the timing of carried interest recognition on illiquid alternative products and a greater number and size of liquid products with performance measurement periods that end in the third and fourth quarters.

The Company offers investment management technology systems, risk management services, wealth management and digital distribution tools, all on a fee basis. Clients include banks, insurance companies, official institutions, pension funds, asset managers, retail distributors and other investors. Fees earned for technology services are primarily recorded as services are performed over time and are generally determined using the value of positions on the Aladdin platform, or on a fixed-rate basis. Revenue derived from the sale of software licenses is recognized upon the granting of access rights.

The Company earns distribution and service fees for distributing investment products and providing support services to investment portfolios. The fees are primarily based on AUM and are recognized when the amount of fees is known.

The Company advises global financial institutions, regulators, and government entities across a range of risk, regulatory, capital markets and strategic services. Fees earned for advisory services, which are included in advisory and other revenue, are determined using fixed-rate fees and are recognized over time as the related services are completed.

The Company earns fees for transition management services primarily comprised of commissions recognized in connection with buying and selling securities on behalf of its customers. Commissions related to transition management services, which are included in advisory and other revenue, are recorded on a trade-date basis as transactions occur.

The Company also records revenue related to certain minority investments accounted for as equity method investments.

Operating expense reflects employee compensation and benefits, distribution and servicing costs, direct fund expense, general and administration expense and amortization of finite-lived intangible assets.

- Employee compensation and benefits expense includes salaries, commissions, temporary help, incentive compensation, employer payroll taxes, severance and related benefit costs.
- Distribution and servicing costs, which are primarily AUM driven, include payments to third parties, primarily associated with distribution and servicing of client investments in certain Company products.
- Direct fund expense primarily consists of third-party nonadvisory expenses incurred by the Company related to certain funds for the use of index trademarks, reference data for indices, custodial services, fund administration, fund accounting, transfer agent services, shareholder reporting services, legal expense, audit and tax services as well as other fund-related expenses directly attributable to the nonadvisory operations of the fund. These expenses may vary over time with fluctuations in AUM, number of shareholder accounts, or other attributes directly related to volume of business.
- General and administration expense includes marketing and promotional (including travel and entertainment expense), occupancy and office-related, portfolio services (including clearing expense related to transition management services and market data costs), sub-advisory, technology, professional services, communications, contingent consideration fair value adjustments, product launch costs, the net impact of foreign currency remeasurement, and other general and administration expense.

Approximately 80% of the Company's revenue is generated in US dollars. The Company's revenue and expense generated in foreign currencies (primarily the euro and British pound) are impacted by foreign exchange rates. Any effect of foreign exchange rate change on revenue is partially offset by a change in expense driven by the Company's considerable non-dollar expense base related to its operations outside the US.

Nonoperating income (expense) includes the effect of changes in the valuations on investments and earnings on equity method investments as well as interest and dividend income and interest expense. The Company primarily holds seed and co-investments in sponsored investment products that invest in a variety of asset classes, including private equity, private credit, hedge funds and real assets. Investments generally are made for co-investment purposes, to establish a performance track record or for regulatory purposes, including Federal Reserve Bank stock. The Company does not engage in proprietary trading activities that could conflict with the interests of its clients.

In addition, nonoperating income (expense) includes the impact of changes in the valuations of consolidated sponsored investment products ("CIPs"). The portion of nonoperating income (expense) not attributable to the Company is allocated to NCI on the consolidated statements of income.

Revenue

The table below presents detail of revenue for 2023 and 2022 and includes the product type mix of base fees and securities lending revenue and performance fees.

(in millions)	2023	2022
Revenue:		
Investment advisory, administration fees and securities lending revenue:		
Equity:		
Active	**$ 2,000**	$ 2,147
ETFs	**4,418**	4,345
Non-ETF index	**743**	711
Equity subtotal	**7,161**	7,203
Fixed income:		
Active	**1,897**	1,977
ETFs	**1,230**	1,122
Non-ETF index	**353**	396
Fixed income subtotal	**3,480**	3,495
Multi-asset	**1,203**	1,299
Alternatives:		
Illiquid alternatives	**889**	741
Liquid alternatives	**572**	633
Currency and commodities[1]	**185**	216
Alternatives subtotal	**1,646**	1,590
Long-term	**13,490**	13,587
Cash management	**909**	864
Total investment advisory, administration fees and securities lending revenue	**14,399**	14,451
Investment advisory performance fees:		
Equity	**99**	49
Fixed income	**4**	25
Multi-asset	**28**	25
Alternatives:		
Illiquid alternatives	**273**	296
Liquid alternatives	**150**	119
Alternatives subtotal	**423**	415
Total investment advisory performance fees	**554**	514
Technology services revenue	**1,485**	1,364
Distribution fees	**1,262**	1,381
Advisory and other revenue:		
Advisory	**81**	56
Other	**78**	107
Total advisory and other revenue	**159**	163
Total revenue	**$ 17,859**	$ 17,873

(1) Amounts include commodity ETFs.

The table below lists a percentage breakdown of base fees and securities lending revenue and average AUM by product type:

	Percentage of Base Fees and Securities Lending Revenue		Percentage of Average AUM by Product Type(1)	
	2023	2022	2023	2022
Equity:				
Active	**14%**	14%	**4%**	5%
ETFs	**31%**	30%	**24%**	24%
Non-ETF index	**5%**	5%	**23%**	24%
Equity subtotal	**50%**	49%	**51%**	53%
Fixed income:				
Active	**13%**	14%	**12%**	11%
ETFs	**9%**	8%	**9%**	8%
Non-ETF index	**2%**	3%	**8%**	9%
Fixed income subtotal	**24%**	25%	**29%**	28%
Multi-asset	**8%**	9%	**9%**	8%
Alternatives:				
Illiquid alternatives	**7%**	5%	**1%**	1%
Liquid alternatives	**4%**	4%	**1%**	1%
Currency and commodities(2)	**1%**	2%	**1%**	1%
Alternatives subtotal	**12%**	11%	**3%**	3%
Long-term	**94%**	**94%**	**92%**	**92%**
Cash management	**6%**	6%	**8%**	8%
Total AUM	**100%**	**100%**	**100%**	**100%**

(1) Average AUM is calculated as the average of the month-end spot AUM amounts for the trailing thirteen months.

(2) Amounts include commodity ETFs.

Revenue of $17.9 billion in 2023 was relatively flat compared with 2022, primarily driven by the negative impact of markets on average AUM, partially offset by higher technology services revenue.

Investment advisory, administration fees and securities lending revenue of $14.4 billion in 2023 decreased $52 million from $14.5 billion in 2022, primarily driven by the negative impact of market beta on average AUM, partially offset by organic base fee growth and higher securities lending revenue. Securities lending revenue of $675 million increased $76 million from $599 million in 2022, primarily reflecting higher spreads.

Investment advisory performance fees of $554 million in 2023 increased $40 million from $514 million in 2022, primarily reflecting higher revenue from long-only equity and liquid alternative products, partially offset by lower revenue from illiquid alternative and long-only fixed income products.

Technology services revenue of $1.5 billion in 2023 increased $121 million from $1.4 billion in 2022, reflecting the onboarding of several large clients and the impact of 2023 eFront on-premise license renewals, for which a majority of the revenue is recognized at the time of renewal.

Distribution fees of $1.3 billion in 2023 decreased $119 million from $1.4 billion in 2022, primarily reflecting impact of lower average AUM.

Expense

The following table presents expense for 2023 and 2022.

(in millions)	2023	2022
Expense:		
Employee compensation and benefits	**$ 5,779**	$ 5,681
Distribution and servicing costs	**2,051**	2,179
Direct fund expense	**1,331**	1,226
General and administration expense:		
Marketing and promotional	**344**	331
Occupancy and office related	**418**	403
Portfolio services	**270**	280
Sub-advisory	**81**	80
Technology	**607**	600
Professional services	**195**	180
Communications	**47**	44
Foreign exchange remeasurement	**(6)**	10
Contingent consideration fair value adjustments	**3**	3
Product launch costs	**—**	6
Other general and administration	**252**	223
Total general and administration expense	**2,211**	2,160
Restructuring charge	**61**	91
Amortization of intangible assets	**151**	151
Total expense	**$ 11,584**	$ 11,488

Expense increased $96 million, or 1%, from 2022, reflecting higher direct fund expense, employee compensation and benefits expense and general and administration expense, partially offset by lower distribution and servicing costs.

Employee compensation and benefits expense increased $98 million from 2022, reflecting higher base compensation, primarily as a result of base salary increases, and higher severance, partially offset by lower incentive compensation, largely driven by lower operating income.

Distribution and servicing costs decreased $128 million from 2022, primarily reflecting the impact of lower average AUM.

Direct fund expense increased $105 million from 2022, primarily reflecting the impact of higher average AUM.

General and administration expense increased $51 million from 2022, primarily reflecting higher occupancy and office related expense, higher professional services expense, and higher marketing and promotional expense, including the impact from higher travel and entertainment expense, and higher other general and administration expense, including costs related to certain legal matters, partially offset by the impact of foreign exchange remeasurement.

Restructuring charges of $61 million and $91 million, comprised of severance and compensation expense for accelerated vesting of previously granted deferred compensation awards, were recorded in 2023 and 2022, respectively, as previously described. The impact of these restructuring charges has been excluded from our "as adjusted" financial results. See *Non-GAAP Financial Measures* for further information on as adjusted items.

Nonoperating Results

The summary of nonoperating income (expense), less net income (loss) attributable to NCI for 2023 and 2022 was as follows:

(in millions)	2023	2022
Nonoperating income (expense), GAAP basis	$ 880	$ (95)
Less: Net income (loss) attributable to NCI	174	(184)
Nonoperating income (expense), net of NCI	706	89
Less: Hedge gain (loss) on deferred cash compensation plans(1)	58	—
Nonoperating income (expense), net of NCI, as adjusted(2)	$ 648	$ 89

(in millions)	2023	2022
Net gain (loss) on investments, net of NCI		
Private equity	$ 349	$ 88
Real assets	13	28
Other alternatives(3)	49	5
Other investments(4)	66	(201)
Hedge gain (loss) on deferred cash compensation plans(1)	58	—
Subtotal	535	(80)
Other gains (losses)(5)	(10)	229
Total net gain (loss) on investments, net of NCI	525	149
Interest and dividend income	473	152
Interest expense	(292)	(212)
Net interest income (expense)	181	(60)
Nonoperating income (expense), net of NCI	706	89
Less: Hedge gain (loss) on deferred cash compensation plans(1)	58	—
Nonoperating income (expense), net of NCI, as adjusted(2)	$ 648	$ 89

(1) Amount relates to the gain (loss) from economically hedging BlackRock's deferred cash compensation plans.

(2) Management believes nonoperating income (expense), net of NCI, as adjusted, is an effective measure for reviewing BlackRock's nonoperating results, which ultimately impacts BlackRock's book value. See *Non-GAAP Financial Measures* for further information on other non-GAAP financial measures.

(3) Amounts primarily include net gains (losses) related to credit funds, direct hedge fund strategies and hedge fund solutions.

(4) Amounts primarily include net gains (losses) related to BlackRock's seed investment portfolio, net of the impact of certain hedges.

(5) The amounts for 2022 primarily include nonoperating noncash pre-tax gains in connection with strategic minority investment in iCapital of approximately $267 million. Additional amounts include noncash pre-tax gains (losses) related to the revaluation of certain other minority investments.

Income Tax Expense

	GAAP		As Adjusted	
(in millions)	2023	2022	2023	2022
Operating income(1)	$6,275	$6,385	$6,593	$6,711
Total nonoperating income (expense)(1)(2)	$ 706	$ 89	$ 648	$ 89
Income before income taxes(2)	$6,981	$6,474	$7,241	$6,800
Income tax expense	$1,479	$1,296	$1,549	$1,409
Effective tax rate	21.2%	20.0%	21.4%	20.7%

(1) As adjusted items are described in more detail in *Non-GAAP Financial Measures.*

(2) Net of net income (loss) attributable to NCI.

The Company's tax rate is affected by tax rates in foreign jurisdictions and the relative amount of income earned in those jurisdictions, which the Company expects to be fairly consistent in the near term. The significant foreign jurisdictions that have different statutory tax rates than the US federal statutory rate of 21% include the UK, Canada, Germany and Ireland.

2023 Income tax expense (GAAP) reflected:

- a discrete tax benefit of $201 million, related to the resolution of certain outstanding tax matters; and
- a discrete tax benefit of $41 million, related to stock-based compensation awards that vested in 2023.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law, which became effective January 1, 2023 and introduced new provisions including a corporate book minimum tax and an excise tax on net stock repurchases. The provisions within the IRA did not have a material impact on BlackRock's consolidated financial statements.

2022 Income tax expense (GAAP) reflected:

- a discrete tax benefit of $148 million, primarily related to the resolution of certain outstanding tax matters;
- a discrete tax benefit of $87 million, related to stock-based compensation awards that vested in 2022; and
- a discrete tax benefit of $35 million associated with the net noncash tax benefit related to the revaluation of certain deferred income tax liabilities.

The as adjusted effective tax rate of 20.7% for 2022 excluded the $35 million net noncash benefit mentioned above as it will not have a cash flow impact and to ensure comparability among periods presented.

In January 2024, the Company reorganized certain of its intellectual property framework to better align the corporate structure for future commercial business growth objectives. At this time, the Company is still evaluating the impact to the consolidated financial statements.

STATEMENT OF FINANCIAL CONDITION OVERVIEW

As Adjusted Statement of Financial Condition

The following table presents a reconciliation of the consolidated statement of financial condition presented on a GAAP basis to the consolidated statement of financial condition, excluding the impact of separate account assets and separate account collateral held under securities lending agreements (directly related to lending separate account securities) and separate account liabilities and separate account collateral liabilities under securities lending agreements and CIPs.

The Company presents the as adjusted statement of financial condition as additional information to enable investors to exclude certain assets that have equal and offsetting liabilities or NCI that ultimately do not have an impact on stockholders' equity or cash flows. Management views the as adjusted statement of financial condition, which contains non-GAAP financial measures, as an economic presentation of the Company's total assets and liabilities; however, it does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

Separate Account Assets and Liabilities and Separate Account Collateral Held under Securities Lending Agreements

Separate account assets are maintained by BlackRock Life Limited, a wholly owned subsidiary of the Company that is a registered life insurance company in the UK, and represent segregated assets held for purposes of funding individual and group pension contracts. The Company records equal and offsetting separate account liabilities. The separate account assets are not available to creditors of the Company and the holders of the pension contracts have no recourse to the Company's assets. The net investment income attributable to separate account assets accrues directly to the contract owners and is not reported on the consolidated statements of income. While BlackRock has no economic interest in these assets or liabilities, BlackRock earns an investment advisory fee for the service of managing these assets on behalf of its clients.

In addition, the Company records on its consolidated statements of financial condition the separate account collateral obtained under BlackRock Life Limited securities lending arrangements for which it has legal title as its own asset in addition to an equal and offsetting separate account collateral liability for the obligation to return the collateral. The collateral is not available to creditors of the Company, and the borrowers under the securities lending arrangements have no recourse to the Company's assets.

Consolidated Sponsored Investment Products

The Company consolidates certain sponsored investment products accounted for as variable interest entities ("VIEs") and voting rights entities ("VREs"). See Note 2, *Significant Accounting Policies*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this filing for more information on the Company's consolidation policy.

The Company cannot readily access cash and cash equivalents or other assets held by CIPs to use in its operating activities. In addition, the Company cannot readily sell investments held by CIPs in order to obtain cash for use in the Company's operations.

(in millions)	December 31, 2023 GAAP Basis	Separate Account Assets/ Collateral[1]	CIPs[2]	As Adjusted
Assets				
Cash and cash equivalents	$ 8,736	$ —	$ 288	$ 8,448
Accounts receivable	3,916	—	—	3,916
Investments	9,740	—	1,866	7,874
Separate account assets and collateral held under securities lending agreements	60,656	60,656	—	—
Operating lease right-of-use assets	1,421	—	—	1,421
Other assets[3]	4,960	—	122	4,838
Subtotal	89,429	60,656	2,276	26,497
Goodwill and intangible assets, net	33,782	—	—	33,782
Total assets	$ 123,211	$ 60,656	$ 2,276	$ 60,279
Liabilities				
Accrued compensation and benefits	$ 2,393	$ —	$ —	$ 2,393
Accounts payable and accrued liabilities	1,240	—	—	1,240
Borrowings	7,918	—	—	7,918
Separate account liabilities and collateral liabilities under securities lending agreements	60,656	60,656	—	—
Deferred income tax liabilities[4]	3,506	—	—	3,506
Operating lease liabilities	1,784	—	—	1,784
Other liabilities	4,474	—	425	4,049
Total liabilities	81,971	60,656	425	20,890
Equity				
Total BlackRock, Inc. stockholders' equity	39,347	—	—	39,347
Noncontrolling interests	1,893	—	1,851	42
Total equity	41,240	—	1,851	39,389
Total liabilities and equity	$ 123,211	$ 60,656	$ 2,276	$ 60,279

(1) Amounts represent segregated client assets and related liabilities, in which BlackRock has no economic interest. BlackRock earns an investment advisory fee for the service of managing these assets on behalf of its clients.

(2) Amounts represent the impact of consolidating CIPs.

(3) Amount includes property and equipment and other assets.

(4) Amount includes approximately $4.3 billion of deferred income tax liabilities related to goodwill and intangibles. See Note 24, *Income Taxes*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this filing for more information.

The following discussion summarizes the significant changes in assets and liabilities on a GAAP basis. Please see the consolidated statements of financial condition as of December 31, 2023 and 2022 contained in Part II, Item 8 of this filing. The discussion does not include changes related to assets and liabilities that are equal and offsetting and have no impact on BlackRock's stockholders' equity.

Assets. Cash and cash equivalents at December 31, 2023 included $288 million of cash held by CIPs (see *Liquidity and Capital Resources* for details on the change in cash and cash equivalents during 2023). Accounts receivable at December 31, 2023 increased $652 million from December 31, 2022, primarily due to higher base fee and technology services receivables. Investments increased $2.3 billion from December 31, 2022 (for more information see *Investments* herein). Goodwill and intangible assets increased $139 million from December 31, 2022, primarily due to the Kreos Transaction, partially offset by the amortization of intangible assets. Other assets increased $468 million from December 31, 2022, primarily related to an increase in unit trust receivables (substantially offset by an increase in unit trust payables recorded within other liabilities), partially offset by a decrease in due from related parties.

Liabilities. Accrued compensation and benefits at December 31, 2023 increased $121 million from December 31, 2022, primarily due to higher 2023 incentive compensation accruals. Other liabilities at December 31, 2023 increased $898 million from December 31, 2022, primarily due to higher unit trust payables (substantially offset by an increase in unit trust receivables recorded within other assets) and an increase in the deferred carried interest liability. Net deferred income tax liabilities at December 31, 2023 increased $125 million from December 31, 2022, primarily due to the effects of temporary differences associated with compensation and benefits and the Kreos Transaction, partially offset by capitalized costs and realized investment gains.

Investments

The Company's investments were $9.7 billion and $7.5 billion at December 31, 2023 and 2022, respectively. Investments include CIPs accounted for as VIEs and VREs. Management reviews BlackRock's investments on an "economic" basis, which eliminates the portion of investments that does not impact BlackRock's book value or net income attributable to BlackRock. BlackRock's management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

The Company presents investments, as adjusted, to enable investors to understand the portion of investments that is owned by the Company, net of NCI, as a gauge to measure the impact of changes in net nonoperating income (expense) on investments to net income (loss) attributable to BlackRock.

The Company further presents net "economic" investment exposure, net of deferred cash compensation investments and hedged exposures, to reflect another helpful measure for investors. The economic impact of investments held pursuant to deferred cash compensation plans is substantially offset by a change in associated compensation expense, and the impact of the portfolio of seed investments is mitigated by futures entered into as part of the Company's macro hedging strategy. Carried interest capital allocations are excluded as there is no impact to BlackRock's stockholders' equity until such amounts are realized as performance fees. Finally, the Company's regulatory investment in Federal Reserve Bank stock, which is not subject to market or interest rate risk, is excluded from the Company's net economic investment exposure.

(in millions)	December 31, 2023	December 31, 2022
Investments, GAAP	$ 9,740	$ 7,466
Investments held by CIPs	(5,977)	(4,669)
Net interest in CIPs[1]	4,111	3,622
Investments, as adjusted	7,874	6,419
Investments related to deferred cash compensation plans	(264)	—
Hedged exposures	(1,771)	(1,461)
Federal Reserve Bank stock	(92)	(91)
Carried interest	(1,975)	(1,550)
Total "economic" investment exposure[2]	**$ 3,772**	$ 3,317

(1) Amounts included $1.9 billion and $1.5 billion of carried interest (VIEs) as of December 31, 2023 and 2022, respectively, which has no impact on the Company's "economic" investment exposure.

(2) Amounts do not include investments in strategic minority investments included in other assets on the consolidated statements of financial condition.

The following table represents the carrying value of the Company's economic investment exposure, by asset type, at December 31, 2023 and 2022:

(in millions)	December 31, 2023	December 31, 2022
Equity/Fixed income/Multi-asset[1]	$ 2,786	$ 2,423
Alternatives:		
Private equity	1,491	1,207
Real assets	509	368
Other alternatives[2]	757	780
Alternatives subtotal	2,757	2,355
Hedged exposures	(1,771)	(1,461)
Total "economic" investment exposure	**$ 3,772**	$ 3,317

(1) Amounts include seed investments in equity, fixed income, and multi-asset mutual funds/strategies.

(2) Other alternatives primarily include co-investments in credit funds, direct hedge fund strategies, and hedge fund solutions.

As adjusted investment activity for 2023 and 2022 was as follows:

(in millions)	2023	2022
Investments, as adjusted, beginning balance	**$ 6,419**	$ 6,030
Purchases/capital contributions	1,403	1,532
Sales/maturities	(914)	(695)
Distributions[1]	(111)	(142)
Market appreciation(depreciation)/earnings from equity method investments	607	(224)
Carried interest capital allocations/(distributions)	425	(5)
Other[2]	45	(77)
Investments, as adjusted, ending balance	**$ 7,874**	$ 6,419

(1) Amount includes distributions representing return of capital and return on investments.

(2) Amount includes the impact of foreign exchange movements.

LIQUIDITY AND CAPITAL RESOURCES

BlackRock Cash Flows Excluding the Impact of CIPs

The consolidated statements of cash flows include the cash flows of the CIPs. The Company uses an adjusted cash flow statement, which excludes the impact of CIPs, as a supplemental non-GAAP measure to assess liquidity and capital requirements. The Company believes that its cash flows, excluding the impact of the CIPs, provide investors with useful information on the cash flows of BlackRock relating to its ability to fund additional operating, investing and financing activities. BlackRock's management does not advocate that investors consider such non-GAAP measures in isolation from, or as a substitute for, its cash flows presented in accordance with GAAP.

The following table presents a reconciliation of the consolidated statements of cash flows presented on a GAAP basis to the consolidated statements of cash flows, excluding the impact of the cash flows of CIPs:

(in millions)	GAAP Basis	Impact on Cash Flows of CIPs	Cash Flows Excluding Impact of CIPs
Cash, cash equivalents and restricted cash, December 31, 2021	$ 9,340	$ 308	$ 9,032
Net cash provided by/(used in) operating activities	4,956	(712)	5,668
Net cash provided by/(used in) investing activities	(1,130)	77	(1,207)
Net cash provided by/(used in) financing activities	(5,442)	592	(6,034)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(291)	—	(291)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,907)	(43)	(1,864)
Cash, cash equivalents and restricted cash, December 31, 2022	$ 7,433	$ 265	$ 7,168
Net cash provided by/(used in) operating activities	**4,165**	**(1,519)**	**5,684**
Net cash provided by/(used in) investing activities	**(959)**	**(26)**	**(933)**
Net cash provided by/(used in) financing activities	**(1,992)**	**1,568**	**(3,560)**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	**106**	**—**	**106**
Net increase/(decrease) in cash, cash equivalents and restricted cash	**1,320**	**23**	**1,297**
Cash, cash equivalents and restricted cash, December 31, 2023	**$ 8,753**	**$ 288**	**$ 8,465**

Sources of BlackRock's operating cash primarily include base fees and securities lending revenue, performance fees, technology services revenue, advisory and other revenue and distribution fees. BlackRock uses its cash to pay all operating expenses, interest and principal on borrowings, income taxes, dividends and repurchases of the Company's stock, acquisitions, capital expenditures and purchases of co-investments and seed investments.

For details of the Company's GAAP cash flows from operating, investing and financing activities, see the consolidated statements of cash flows contained in Part II, Item 8 of this filing.

Cash flows provided by/(used in) operating activities, excluding the impact of CIPs, primarily include the receipt of base fees, securities lending revenue, performance fees and technology services revenue, offset by the payment of operating expenses incurred in the normal course of business, including year-end incentive and deferred cash compensation accrued during prior years, and income tax payments.

Cash flows used in investing activities, excluding the impact of CIPs, for 2023 were $933 million and primarily reflected $446 million of net investment purchases, $344 million of purchases of property and equipment and $189 million related to the Kreos Transaction.

Cash flows used in financing activities, excluding the impact of CIPs, for 2023 were $3.6 billion, primarily resulting from $3.0 billion of cash dividend payments, and $1.9 billion of share repurchases, including $1.5 billion in open market transactions and $0.4 billion of employee tax withholdings related to employee stock transactions, partially offset by $1.2 billion of proceeds from long-term borrowings.

The Company manages its financial condition and funding to maintain appropriate liquidity for the business. Management believes that the Company's liquid assets, continuing cash flows from operations, borrowing capacity under the Company's existing revolving credit facility and uncommitted commercial paper private placement program, provide sufficient resources to meet the Company's short-term and long-term cash needs, including operating, debt and other obligations as they come due and anticipated future capital requirements. Liquidity resources at December 31, 2023 and 2022 were as follows:

(in millions)	December 31, 2023	December 31, 2022
Cash and cash equivalents[1]	**$ 8,736**	$ 7,416
Cash and cash equivalents held by CIPs[2]	**(288)**	(265)
Subtotal[3]	**8,448**	7,151
Credit facility — undrawn	**5,000**	4,700
Total liquidity resources	**$ 13,448**	$ 11,851

(1) Amounts exclude restricted cash.

(2) The Company cannot readily access such cash and cash equivalents to use in its operating activities.

(3) The percentage of cash and cash equivalents held by the Company's US subsidiaries was approximately 50% at both December 31, 2023 and 2022. See *Net Capital Requirements* herein for more information on net capital requirements in certain regulated subsidiaries.

Total liquidity resources increased $1.6 billion during 2023, primarily reflecting cash flows from other operating activities, $1.2 billion of proceeds from long-term borrowings and a $300 million increase in the aggregate commitment amount under the credit facility, partially offset by cash dividend payments of $3.0 billion, share repurchases of $1.9 billion and $189 million related to the Kreos Transaction.

A significant portion of the Company's $7.9 billion of investments, as adjusted, is illiquid in nature and, as such, cannot be readily convertible to cash.

Share Repurchases. In January 2023, the Company announced that the Board of Directors authorized the repurchase of an additional seven million shares under the Company's existing share repurchase program for a total of up to approximately 7.9 million shares of BlackRock common stock. The timing and actual number of shares repurchased will depend on a variety of factors, including legal limitations, price and market conditions.

During 2023, the Company repurchased 2.2 million common shares under the Company's existing share repurchase program for approximately $1.5 billion. At December 31, 2023, there were approximately 5.7 million shares still authorized to be repurchased under the program.

Net Capital Requirements. The Company is required to maintain net capital in certain regulated subsidiaries within a number of jurisdictions, which is partially maintained by retaining cash and cash equivalent investments in those subsidiaries or jurisdictions. As a result, such subsidiaries of the Company may be restricted in their ability to transfer cash between different jurisdictions and to their parents. Additionally, transfers of cash between international jurisdictions may have adverse tax consequences that could discourage such transfers.

BlackRock Institutional Trust Company, N.A. ("BTC") is chartered as a national bank that does not accept deposits or make commercial loans and whose powers are limited to trust and other fiduciary activities. BTC provides investment management and other fiduciary services, including investment advisory and securities lending agency services, to institutional clients. BTC is subject to regulatory capital and liquid asset requirements administered by the US Office of the Comptroller of the Currency.

At December 31, 2023 and 2022, the Company was required to maintain approximately $1.8 billion and $2.2 billion, respectively, in net capital in certain regulated subsidiaries, including BTC, entities regulated by the Financial Conduct Authority and Prudential Regulation Authority in the UK, and the Company's broker-dealers. The Company was in compliance with all applicable regulatory net capital requirements.

Undistributed Earnings of Foreign Subsidiaries. As a result of the 2017 Tax Cuts and Jobs Act and the one-time mandatory deemed repatriation tax on untaxed accumulated foreign earnings, US income taxes were provided on the Company's undistributed foreign earnings. The financial statement basis in excess of tax basis of its foreign subsidiaries remains indefinitely reinvested in foreign operations. The Company will continue to evaluate its capital management plans.

Short-Term Borrowings

2023 Revolving Credit Facility. The Company maintains an unsecured revolving credit facility which is available for working capital and general corporate purposes (the "2023 credit facility"). In March 2023, the 2023 credit facility was amended to, among other things, (1) increase the aggregate commitment amount by $300 million to $5 billion, (2) extend the maturity date to March 2028 and (3) change the secured overnight financing rate ("SOFR") adjustment to 10 bps per annum for all SOFR-based borrowings. The 2023 credit facility permits the Company to request up to an additional $1.0 billion of borrowing capacity, subject to lender credit approval, which could increase the overall size of the 2023 credit facility to an aggregate principal amount of up to $6 billion. The 2023 credit facility requires the Company not to exceed a maximum leverage ratio (ratio of net debt to earnings before interest, taxes, depreciation and amortization, where net debt equals total debt less unrestricted cash) of 3 to 1, which was satisfied with a ratio of less than 1 to 1 at December 31, 2023. At December 31, 2023, the Company had no amount outstanding under the 2023 credit facility.

Commercial Paper Program. The Company can issue unsecured commercial paper notes (the "CP Notes") on a private-placement basis up to a maximum aggregate amount outstanding at any time of $4 billion. The commercial paper program is currently supported by the 2023 credit facility. At December 31, 2023, BlackRock had no CP Notes outstanding.

Long-Term Borrowings

The carrying value of long-term borrowings at December 31, 2023 included the following:

(in millions)	Maturity Amount	Carrying Value	Maturity
3.50% Notes	**$ 1,000**	**$ 1,000**	**March 2024**
1.25% Notes[1]	**772**	**771**	**May 2025**
3.20% Notes	**700**	**698**	**March 2027**
3.25% Notes	**1,000**	**993**	**April 2029**
2.40% Notes	**1,000**	**996**	**April 2030**
1.90% Notes	**1,250**	**1,242**	**January 2031**
2.10% Notes	**1,000**	**988**	**February 2032**
4.75% Notes	**1,250**	**1,230**	**May 2033**
Total Long-term Borrowings	**$ 7,972**	**$ 7,918**	

(1) The carrying value of the 1.25% Notes is calculated using the EUR/USD foreign exchange rate as of December 31, 2023.

In May 2023, the Company issued $1.25 billion in aggregate principal amount of 4.75% senior unsecured notes maturing on May 25, 2033 (the "2033 Notes"). The net proceeds of the 2033 Notes are being used for general corporate purposes, which may include the future repayment of all or a portion of the $1.0 billion 3.50% Notes due March 2024. Interest of approximately $59 million per year is payable semi-annually on May 25 and November 25 of each year, commencing on November 25, 2023. The 2033 Notes may be redeemed at the option of the Company, in whole or in part, at any time prior to February 25, 2033 at a "make-whole" redemption price, or thereafter at 100% of the principal amount of the 2033 Notes, in each case plus accrued but unpaid interest. The unamortized discount and debt issuance costs are being amortized over the remaining term of the 2033 Notes.

For more information on Company's borrowings, see Note 14, *Borrowings*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this filing.

Contractual Obligations, Commitments and Contingencies

The Company's material contractual obligations, commitments and contingencies at December 31, 2023 include borrowings, operating leases, investment commitments, compensation and benefits obligations, and purchase obligations.

Borrowings. At December 31, 2023, the Company had outstanding borrowings with varying maturities for an aggregate principal amount of $8.0 billion, of which $1.0 billion is payable within 12 months. Future interest payments associated with these borrowings total $1.4 billion, of which $210 million is payable within 12 months. See Note 14, *Borrowings*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this filing.

Operating Leases. The Company leases its primary office locations under agreements that expire on varying dates through 2043. At December 31, 2023, the Company had operating lease payment obligations of approximately $2.2 billion, of which $180 million is payable within 12 months. See Note 12, *Leases*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this filing.

Investment Commitments. At December 31, 2023, the Company had $738 million of various capital commitments to fund sponsored investment products, including CIPs. These products include various illiquid alternative products, including private equity funds and real assets funds, and opportunistic funds. This amount excludes additional commitments made by consolidated funds of funds to underlying third-party funds as third-party noncontrolling interest holders have the legal obligation to fund the respective commitments of such funds of funds. Generally, the timing of the funding of these commitments is unknown and the commitments are callable on demand at any time prior to the expiration of the commitment. These unfunded commitments are not recorded on the consolidated statements of financial condition. These commitments do not include potential future commitments approved by the Company that are not yet legally binding. The Company intends to make additional capital commitments from time to time to fund additional investment products for, and with, its clients.

Compensation and Benefit Obligations. The Company has various compensation and benefit obligations, including bonuses, commissions and incentive payments payable, defined contribution plan matching contribution obligations, and deferred compensation arrangements. Accrued compensation and benefits at December 31, 2023 totaled $2.4 billion and included annual incentive compensation of $1.5 billion, deferred compensation of $0.5 billion and other compensation and benefits related obligations of $0.4 billion. Substantially all of the incentive compensation liability was paid in the first quarter of 2024, while the deferred compensation obligations are payable over various periods, with the majority payable over periods of up to three years.

Purchase Obligations. In the ordinary course of business, BlackRock enters into contracts or purchase obligations with third parties whereby the third parties provide services to or on behalf of BlackRock. Purchase obligations represent executory contracts, which are either noncancelable or cancelable with a penalty. At December 31, 2023, the Company's obligations primarily reflected standard service contracts for market data, technology, office-related services, marketing and promotional services, and obligations for equipment. Purchase obligations are recorded on the consolidated financial statements when services are provided and, as such, obligations for services and equipment not received are not included in the consolidated statement of financial condition at December 31, 2023. At December 31, 2023, the Company had purchase obligations of approximately $735 million, of which $280 million is payable within 12 months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ significantly from those estimates. These estimates, judgments and assumptions are affected by the Company's application of accounting policies. Management considers the following accounting policies and estimates critical to understanding the consolidated financial statements. These policies and estimates are considered critical because they had a material impact, or are reasonably likely to have a material impact on the Company's consolidated financial statements and because they require management to make significant judgments, assumptions or estimates. For a summary of these and additional accounting policies see Note 2, *Significant Accounting Policies*, in the notes to the consolidated financial statements included in Part II, Item 8 of this filing.

Consolidation

The Company consolidates entities in which the Company has a controlling financial interest. The company has a controlling financial interest when it owns a majority of the VRE or is a primary beneficiary ("PB") of a VIE. Assessing whether an entity is a VIE or a VRE involves judgment and analysis on a structure-by-structure basis. Factors considered in this assessment include the entity's legal organization, the entity's capital structure, the rights of equity investment holders, the Company's contractual involvement with and economic interest in the entity and any related party or de facto agent implications of the Company's involvement with the entity. Entities that are determined to be VREs are consolidated if the Company can exert absolute control over the financial and operating policies of the investee, which generally exists if there is greater than 50% voting interest. Entities that are determined to be VIEs are consolidated if the Company is the PB of the entity. BlackRock is deemed to be the PB of a VIE if it (1) has the power to direct the activities that most significantly impact the entities' economic performance and (2) has the obligation to absorb losses or the right to receive benefits that potentially could be significant to the VIE. There is judgment involved in assessing whether the Company is the PB of a VIE. In addition, the Company's ownership interest in VIEs is subject to variability and is impacted by actions of other investors such as on-going redemptions and contributions. The Company generally consolidates VIEs in which it holds an economic interest of 10% or greater and deconsolidates such VIEs once its economic interest falls below 10%. As of December 31, 2023, the Company was deemed to be the PB of approximately 100 VIEs. See Note 5, *Consolidated Sponsored Investment Products*, in the notes to the consolidated financial statements contained in Part II, Item 8 of this filing for more information.

Fair Value Measurements

The Company's assessment of the significance of a particular input to the fair value measurement according to the fair value hierarchy (i.e., Level 1, 2 and 3 inputs, as defined) in its entirety requires judgment and considers factors specific to the financial instrument. See Note 2, *Significant Accounting Policies*, and Note 7, *Fair Value Disclosures*, in the consolidated financial statements contained in Part II, Item 8 of this filing for more information on fair value measurements.

Changes in Valuation. Changes in value on $7.1 billion of investments will impact the Company's nonoperating income (expense), $709 million are held at cost or amortized cost and the remaining $2.0 billion relates to carried interest, which will not impact nonoperating income (expense). At December 31, 2023, changes in fair value of $4.1 billion of CIPs will impact BlackRock's net income (loss) attributable to NCI on the consolidated statements of income. BlackRock's net exposure to changes in fair value of CIPs was $2.2 billion.

Goodwill and Intangible Assets

Goodwill. Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. The Company assesses its goodwill for impairment at least annually, considering such factors as the book value and the market capitalization of the Company. The impairment assessment performed as of July 31, 2023 indicated no impairment charge was required. The Company continues to monitor its book value per share compared with closing prices of its common stock for potential indicators of impairment. At December 31, 2023, the Company's common stock closed at $811.80, which exceeded its book value of $264.96 per share.

Indefinite-lived and finite-lived intangibles. Indefinite-lived intangible assets represent the value of advisory contracts acquired in business acquisitions to manage AUM in proprietary open-end investment funds, collective trust funds and certain other commingled products without a specified termination date. The assignment of indefinite lives to such contracts primarily is based upon the following: (1) the assumption that there is no foreseeable limit on the contract period to manage these products; (2) the Company expects to, and has the ability to, continue to operate these products indefinitely; (3) the products have multiple investors and are not reliant on a single investor or small group of investors for their continued operation; (4) current competitive factors and economic conditions do not indicate a finite life; and (5) there is a high likelihood of continued renewal based on historical experience. In addition, trade names/trademarks are considered indefinite-lived intangibles if they are expected to generate cash flows indefinitely. Indefinite-lived intangible assets are not amortized.

Finite-lived intangible assets represent finite-lived investor/customer relationships, technology related assets, and management contracts, which relate to acquired separate accounts and funds, that are expected to contribute to the future cash flows of the Company for a specified period of time. Finite-lived intangible assets are amortized over their remaining expected useful lives, which, at December 31, 2023 ranged from approximately 1 to 10 years with a weighted-average remaining estimated useful life of approximately 5 years.

The Company performs assessments to determine if any intangible assets are impaired at least annually, as of July 31, or more frequently if events or changes in circumstances indicate that it is more likely than not that the intangible asset might be impaired.

In evaluating whether it is more likely than not that the fair value of indefinite-lived intangibles is less than its carrying value, BlackRock performed certain quantitative assessments and assessed various significant quantitative factors including AUM, revenue basis points, projected AUM growth rates, operating margins, tax rates and discount rates. In addition, the Company considered other qualitative factors including: (1) macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets; (2) industry and market considerations such as a deterioration in the environment in which the Company operates, an increased competitive environment, a decline in market-dependent multiples or metrics, a change in the market for an entity's services, or regulatory, legal or political developments; and (3) Company-specific events, such as a change in management or key personnel, overall financial performance and litigation that could affect significant inputs used to determine the fair value of the indefinite-lived intangible asset. If an indefinite-lived intangible is determined to be more likely than not impaired, then the fair value of the asset, which is generally determined using an income approach, is compared with its carrying value and any excess of the carrying value over the fair value would be recognized as an expense in the period in which the impairment occurs.

For finite-lived intangible assets, if potential impairment circumstances are considered to exist, the Company will perform a recoverability test, using an undiscounted cash flow analysis. Factors included in evaluating finite-lived customer relationships, technology related assets and trade names include technology services revenue trends, customer attrition rates, obsolescence rates, and royalty rates. For finite-lived management contracts, evaluation is based on changes in assumptions including AUM, revenue basis points, projected AUM growth rates, operating margins, tax rates and discount rates. Actual results could differ from these cash flow estimates, which could materially impact the impairment conclusion. If the carrying value of the asset is determined not to be recoverable based on the undiscounted cash flow test, the difference between the book value of the asset and its current estimated fair value would be recognized as an expense in the period in which the impairment occurs.

In addition, management judgment is required to estimate the period over which finite-lived intangible assets will contribute to the Company's cash flows and the pattern in which these assets will be consumed and whether the indefinite-life and finite-life classifications are still appropriate. A change in the remaining useful life of any of these assets, or the reclassification of an indefinite-lived intangible asset to a finite-lived intangible asset, could have a significant impact on the Company's amortization expense, which was $151 million, $151 million and $147 million for 2023, 2022 and 2021, respectively.

In 2023, 2022 and 2021, the Company performed impairment tests, including evaluating various qualitative factors and performing certain quantitative assessments. The Company determined that no impairment charges were required and that the classification of indefinite-lived versus finite-lived intangibles was still appropriate and no changes were required to the expected lives of the finite-lived intangibles. The Company continuously monitors various factors, including AUM, for potential indicators of impairment.

Revenue Recognition

The Company recognizes revenues when its obligations related to the services are satisfied and it is probable that a significant reversal of the revenue amount would not occur in future periods. The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. Management judgment is required in assessing the probability of significant revenue reversal and in identification of distinct services.

The Company derives a substantial portion of its revenue from investment advisory and administration fees which are recognized as the services are performed over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are primarily based on agreed-upon percentages of AUM and recognized for services provided during the period, which are distinct from services provided in other periods. Such fees are affected by changes in AUM, including market appreciation or depreciation, foreign exchange translation and net inflows or outflows. AUM represents the broad range of financial assets the Company manages for clients on a discretionary basis pursuant to investment management and trust agreements that are expected to continue for at least 12 months. In general, reported AUM reflects the valuation methodology that corresponds to the basis used for determining revenue (for example, net asset values).

The Company receives investment advisory performance fees, including incentive allocations (carried interest) from certain actively managed investment funds and certain separately managed accounts ("SMAs"). These performance fees are dependent upon exceeding specified relative or absolute investment return thresholds, which vary by product or account, and include monthly, quarterly, annual or longer measurement periods.

Performance fees, including carried interest, are generated on certain management contracts when performance hurdles are achieved. Such performance fees are recognized when the contractual performance criteria have been met and when it is determined that they are no longer probable of significant reversal. Given the unique nature of each fee arrangement, contracts with customers are evaluated on an individual basis to determine the timing of revenue recognition. Significant judgment is involved in making such determination. Performance fees typically arise from investment management services that began in prior reporting periods. Consequently, a portion of the fees the Company recognizes may be partially related to the services performed in prior periods that meet the recognition criteria in the current period. At each reporting date, the Company considers various factors in estimating performance fees to be recognized, including carried interest. These factors include but are not limited to whether: (1) the amounts are dependent on the financial markets and, thus, are highly susceptible to factors outside the Company's influence; (2) the ultimate payments have a large number and a broad range of possible amounts; and (3) the funds or SMAs have the ability to (a) invest or reinvest their sales proceeds or (b) distribute their sales proceeds, and determine the timing of such distributions.

The Company is allocated/distributed carried interest from certain alternative investment products upon exceeding performance thresholds. The Company may be required to reverse/return all, or part, of such carried interest allocations/distributions depending upon future performance of these products. Carried interest subject to such clawback provisions is recorded in investments or cash and cash equivalents to the extent that it is distributed, on the Company's consolidated statements of financial condition.

The Company records a liability for deferred carried interest to the extent it receives cash or capital allocations related to carried interest prior to meeting the revenue recognition criteria. At December 31, 2023 and 2022, the Company had $1.8 billion and $1.4 billion, respectively, of deferred carried interest recorded in other liabilities on the consolidated statements of financial condition. A portion

of the deferred carried interest may also be paid to certain employees and other third parties. The ultimate timing of the recognition of performance fee revenue and related compensation expense, if any, is unknown. See Note 16, *Revenue*, in the notes to the consolidated financial statements for detailed changes in the deferred carried interest liability balance for 2023 and 2022.

The Company earns revenue for providing technology services. Determining the amount of revenue to recognize requires judgment and estimates. Complex arrangements with nonstandard terms and conditions may require contract interpretation to determine the appropriate accounting, including whether promised goods and services specified in an arrangement, are distinct performance obligations, and should be accounted for separately. Other judgments include determining whether performance obligations are satisfied over time or at a point in time. Fees earned for technology services are primarily recorded as services are performed over time and are generally determined using the value of positions on the Aladdin platform or on a fixed-rate basis. Revenue derived from the sale of software licenses is recognized upon the granting of access rights.

Adjustments to revenue arising from initial estimates recorded historically have been immaterial since the majority of BlackRock's investment advisory and administration revenue is calculated based on AUM, recognized when known, and given the Company does not record performance fee revenue until: (1) performance thresholds have been exceeded and (2) management determines the fees are no longer probable of significant reversal. See Note 2, *Significant Accounting Policies*, in the consolidated financial statements contained in Part II, Item 8 of this filing for more information on revenue recognition, including other revenue streams.

Income Taxes

The Company records income taxes based upon its estimated income tax liability or benefit. The Company's actual tax liability or benefit may differ from the estimated income tax liability or benefit.

Deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Significant management judgment is required in estimating the ranges of possible outcomes and determining the probability of favorable or unfavorable tax outcomes and potential interest and penalties related to such unfavorable outcomes. Actual future tax consequences relating to uncertain tax positions may be materially different than the Company's current estimates. At December 31, 2023, BlackRock had $749 million of gross unrecognized tax benefits, of which $505 million, if recognized, would affect the effective tax rate.

Management is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred income tax assets and assess deferred income tax liabilities based on enacted tax rates for the appropriate tax jurisdictions to determine the amount of such deferred income tax assets and liabilities. At December 31, 2023, the Company had deferred income tax assets of $208 million and deferred income tax liabilities of $3.5 billion on the consolidated statement of financial condition. Changes in deferred tax assets and liabilities may occur in certain circumstances, including statutory income tax rate changes, statutory tax law changes, changes in the anticipated timing of recognition of deferred tax assets and liabilities or changes in the structure or tax status of the Company.

The Company assesses whether a valuation allowance should be established against its deferred income tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. The assessment considers, among other matters, the nature, frequency and severity of recent losses, forecast of future profitability, the duration of statutory carry back and carry forward periods, the Company's experience with tax attributes expiring unused, and tax planning alternatives.

Accounting Developments

For accounting pronouncements not yet adopted by the Company, see Note 2, *Significant Accounting Policies*, in the consolidated financial statements contained in Part II, Item 8 of this filing.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

AUM Market Price Risk. BlackRock's investment advisory and administration fees are primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees expressed as a percentage of the returns realized on AUM. At December 31, 2023, the majority of the Company's investment advisory and administration fees were based on average or period end AUM of the applicable investment funds or separate accounts. Movements in equity market prices, interest rates/credit spreads, foreign exchange rates or all three could cause the value of AUM to decline, which would result in lower investment advisory and administration fees.

Corporate Investments Portfolio Risks. As a leading investment management firm, BlackRock devotes significant resources across all of its operations to identifying, measuring, monitoring, managing and analyzing market and operating risks, including the management and oversight of its own investment portfolio. The Board of Directors of the Company has adopted guidelines for the review of investments (or commitments to invest) to be made by the Company, requiring, among other things, that certain investments be referred to the Board of Directors, depending on the circumstances, for notification or approval.

In the normal course of its business, BlackRock is exposed to equity market price risk, interest rate/credit spread risk and foreign exchange rate risk associated with its corporate investments.

BlackRock has investments primarily in sponsored investment products that invest in a variety of asset classes, including real assets, private equity and hedge funds. Investments generally are made for co-investment purposes, to establish a performance track record, to hedge exposure to certain deferred cash compensation plans or for regulatory purposes. The Company has a seed capital hedging program in which it enters into futures to hedge market and interest rate exposure with respect to its total portfolio of seed investments in sponsored investment products. The Company had outstanding futures related to its seed capital hedging program with an aggregate notional value of approximately $1.8 billion and $1.5 billion at December 31, 2023 and 2022, respectively.

At December 31, 2023 and 2022, approximately $6.0 billion and $4.7 billion, respectively, of BlackRock's investments were held in consolidated sponsored investment products accounted for as variable interest entities or voting rights entities. Excluding the impact of the Federal Reserve Bank stock, carried interest, investments made to hedge exposure to certain deferred cash compensation plans and certain investments that are hedged via the seed capital hedging program, the Company's economic exposure to its investment portfolio at December 31, 2023 and 2022 were $3.8 billion and $3.3 billion, respectively. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations-Statement of Financial Condition Overview-Investments* for further information on the Company's investments.

Equity Market Price Risk. Investments subject to market price risk include public and private equity and real assets investments, hedge funds and funds of funds as well as mutual funds. The following table provides our net exposure to equity market price risk and our hypothetical exposure to a 10% adverse change in market prices:

	As of December 31,			
	2023		2022	
(in millions)	Net Exposure	Effect of -10% Change	Net Exposure	Effect of -10% Change
Equity Market Price Risk				
Investments	**$ 1,684**	**$ 168**	$ 1,417	$ 142

Interest-Rate/Credit Spread Risk. Investments subject to interest-rate and credit spread risk include debt securities and sponsored investment products that invest primarily in debt securities. The following table provides our exposure to interest rate risk and credit spread risk and our hypothetical exposure to an adverse 100 basis point fluctuation in interest rates or credit spreads:

	As of December 31,			
	2023		2022	
(in millions)	Exposure	Effect of -100 Basis Point Change	Exposure	Effect of -100 Basis Point Change
Interest-Rate/Credit Spread Risk				
Investments	**$ 2,088**	**$ 53**	$ 1,900	$ 43

Foreign Exchange Rate Risk. As discussed above, the Company invests in sponsored investment products that invest in a variety of asset classes. The carrying value of the total economic investment exposure denominated in foreign currencies are primarily based in the British pound and euro. The following table provides our exposure to foreign currencies and our hypothetical exposure to a 10% adverse change in the applicable foreign exchange rates:

	As of December 31,			
	2023		2022	
(in millions)	Exposure	Effect of -10% Change	Exposure	Effect of -10% Change
Foreign Exchange Rate Risk				
Investments	**$ 1,125**	**$ 112**	$ 998	$ 100

Other Market Risks. The Company executes forward foreign currency exchange contracts to mitigate the risk of certain foreign exchange risk movements. At December 31, 2023 and 2022, the Company had outstanding forward foreign currency exchange contracts with an aggregate notional value of approximately $3.1 billion and $2.2 billion with expiration dates in January 2024 and 2023, respectively. In addition, the Company entered into futures to hedge economically the exposure to market movements on certain deferred cash compensation plans. At December 31, 2023, the Company had outstanding exchange traded futures with aggregate notional values related to its deferred cash compensation hedging program of approximately $204 million, with expiration dates during the first quarter of 2024.

Item 8. Financial Statements and Supplemental Data

The report of the independent registered public accounting firm and financial statements listed in the accompanying index are included in Item 15 of this report. See Index to the consolidated financial statements on page F-1 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure matters. BlackRock has not changed accountants in the two most recent fiscal years.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Under the direction of BlackRock's Chief Executive Officer and Chief Financial Officer, BlackRock evaluated the effectiveness of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, BlackRock's Chief Executive Officer and Chief Financial Officer have concluded that BlackRock's disclosure controls and procedures were effective.

Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the fourth quarter of the fiscal year ending December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of BlackRock, Inc. (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

February 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BlackRock, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of BlackRock, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 23, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 23, 2024

Item 9B. Other Information

The Company is furnishing no other information in this Form 10-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the captions "Item 1: Election of Directors – Director Nominee Biographies" and "Corporate Governance – Other Executive Officers" of the Proxy Statement is incorporated herein by reference.

Information regarding compliance with Section 16(a) of the Exchange Act required by Item 10, if any, is set forth under the caption "Delinquent Section 16(a) Reports" of the Proxy Statement and incorporated herein by reference.

The information regarding BlackRock's Code of Ethics for Chief Executive and Senior Financial Officers under the caption "Corporate Governance – Our Corporate Governance Framework" of the Proxy Statement is incorporated herein by reference.

The information regarding BlackRock's Audit Committee under the caption "Corporate Governance – Board Committees" of the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the sections captioned "Management Development & Compensation Committee Interlocks and Insider Participation," "Executive Compensation – Compensation Discussion and Analysis" and "Corporate Governance – 2023 Director Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the sections captioned "Ownership of BlackRock Common Stock" and "Executive Compensation – Compensation Discussion and Analysis – 6. Executive Compensation Tables – Equity Compensation Plan Information" of the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the sections captioned "Certain Relationships and Related Transactions" and "Item 1: Election of Directors – Criteria for Board Membership – Director Independence" of the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding BlackRock's independent auditor fees and services in the section captioned "Item 4: Ratification of the Appointment of the Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The Company's consolidated financial statements are included beginning on page F-1.

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable, not required or the information required is included in the Company's consolidated financial statements or notes thereto.

3. Exhibit Index

As used in this exhibit list, "BlackRock" refers to BlackRock, Inc. (formerly named New BlackRock, Inc. and previously, New Boise, Inc.) (Commission File No. 001-33099) and "Old BlackRock" refers to BlackRock Holdco 2, Inc. (formerly named BlackRock, Inc.) (Commission File No. 001-15305), which is the predecessor of BlackRock. The following exhibits are filed as part of this Annual Report on Form 10-K:

Please note that the agreements included as exhibits to this Form 10-K are included to provide information regarding their terms and are not intended to provide any other factual or disclosure information about BlackRock or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement that have been made solely for the benefit of the other parties to the applicable agreement and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit No.		Description
3.1	(1)	Amended and Restated Certificate of Incorporation of BlackRock.
3.1.1	(2)	Certificate of Change of Registered Agent and/or Registered Office.
3.2	(3)	Amended and Restated Bylaws of BlackRock.
4.1	(4)	Specimen of Common Stock Certificate.
4.2	(5)	Indenture, dated September 17, 2007, between BlackRock and The Bank of New York, as trustee, relating to senior debt securities.
4.3	(6)	Form of 3.500% Notes due 2024.
4.4	(7)	Form of 1.250% Notes due 2025.
4.5	(8)	Form of 3.200% Notes due 2027.
4.6	(9)	Form of 3.250% Notes due 2029.
4.7	(10)	Form of 2.400% Notes due 2030.
4.8	(11)	Form of 1.900% Notes due 2031.
4.9	(12)	Form of 2.10% Notes due 2032.
4.10	(13)	Form of 4.750% Notes due 2033.
4.11	(7)	Officers' Certificate, dated May 6, 2015, for the 1.250% Notes due 2025 issued pursuant to the Indenture.
4.12	(14)	Description of Securities.
10.1	(15)	BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.2	(16)	Amendment to the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.3	(17)	Amended and Restated BlackRock, Inc. 1999 Annual Incentive Performance Plan.+
10.4	(18)	Amendment No. 1 to the BlackRock, Inc. Amended and Restated 1999 Annual Incentive Performance Plan.+
10.5	(19)	Form of Restricted Stock Unit Agreement under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.6	(19)	Form of Performance-Based Restricted Stock Unit Agreement (BPIP) under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.7	(20)	Form of Performance-Based Stock Option Agreement under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.8	(21)	Form of Stock Option Agreement expected to be used in connection with future grants of Stock Options under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.9	(21)	Form of Restricted Stock Agreement expected to be used in connection with future grants of Restricted Stock under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.10	(21)	Form of Directors' Restricted Stock Unit Agreement expected to be used in connection with future grants of Restricted Stock Units under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
10.11	(15)	BlackRock, Inc. Amended and Restated Voluntary Deferred Compensation Plan, as amended and restated as of November 16, 2015.+
10.12	(22)	Five-Year Revolving Credit Agreement, dated as of March 10, 2011, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender and L/C agent, Sumitomo Mitsui Banking Corporation, as Japanese Yen lender, a group of lenders, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital, J.P. Morgan Securities LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint bookrunners, Citibank, N.A., as syndication agent and Bank of America, N.A., Barclays Bank PLC, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as documentation agents.
10.13	(23)	Amendment No. 1, dated as of March 30, 2012, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.14	(24)	Amendment No. 2, dated as of March 28, 2013, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.15	(25)	Amendment No. 3, dated as of March 28, 2014, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.16	(26)	Amendment No. 4, dated as of April 2, 2015, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.

Exhibit No.		Description
10.17	(27)	Amendment No. 5, dated as of April 8, 2016, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.18	(28)	Amendment No. 6, dated as of April 6, 2017, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.19	(29)	Amendment No. 7, dated as of April 3, 2018, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.20	(30)	Amendment No. 8, dated as of March 29, 2019, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.21	(31)	Amendment No. 9, dated as of March 31, 2020, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, swingline lender, issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.22	(32)	Amendment No. 10, dated as of March 31, 2021, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, a swingline lender, an issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.23	(33)	Amendment No. 11, dated as of December 13, 2021, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, a swingline lender, an issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.24	(34)	Amendment No. 12, dated as of March 31, 2022, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, a swingline lender, an issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.25	(35)	Amendment No. 13, dated as of March 31, 2023, by and among BlackRock, Inc., certain of its subsidiaries, Wells Fargo Bank, National Association, as administrative agent, a swingline lender, an issuing lender, L/C agent and a lender, and the banks and other financial institutions referred to therein.
10.26	(36)	Lease Agreement, dated as of February 17, 2010, among BlackRock Investment Management (UK) Limited and Mourant & Co Trustees Limited and Mourant Property Trustees Limited as Trustees of the Drapers Gardens Unit Trust for the lease of Drapers Gardens, 12 Throgmorton Avenue, London, EC2, United Kingdom.
10.27	(37)	Lease, by and between BlackRock, Inc. and 50 HYMC Holdings LLC.*
10.28	(38)	Letter Agreement, dated February 12, 2013, between Gary S. Shedlin and BlackRock.+
10.29	(39)	Amended and Restated Commercial Paper Dealer Agreement between BlackRock and Barclays Capital Inc., dated as of December 23, 2014.
10.30	(39)	Amended and Restated Commercial Paper Dealer Agreement between BlackRock and Citigroup Global Markets Inc., dated as of December 23, 2014.
10.31	(39)	Amended and Restated Commercial Paper Dealer Agreement between BlackRock and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of January 6, 2015.
10.32	(39)	Amended and Restated Commercial Paper Dealer Agreement between BlackRock and Credit Suisse Securities (USA) LLC dated as of January 6, 2015.
10.33	(40)	BlackRock, Inc. Leadership Retention Carry Plan.+
10.34	(41)	Form of Percentage Points Award Agreement pursuant to the BlackRock, Inc. Leadership Retention Carry Plan.+
10.35	(42)	Form of Performance-Based Stock Option Agreement under the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan.+
21.1		Subsidiaries of Registrant.
23.1		Deloitte & Touche LLP Consent.
31.1		Section 302 Certification of Chief Executive Officer.
31.2		Section 302 Certification of Chief Financial Officer.
32.1		Section 906 Certification of Chief Executive Officer and Chief Financial Officer.
97.1		Policy Relating to Recovery of Erroneously Awarded Compensation.
101.INS		Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH		Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document.
104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on May 28, 2021.

(2) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on July 23, 2021.

(3) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on September 15, 2023.

(4) Incorporated by reference to BlackRock's Registration Statement on Form S-8 (Registration No. 333-137708) filed on September 29, 2006.

(5) Incorporated by reference to BlackRock's Annual Report on Form 10-K for the year ended December 31, 2007.

(6) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on March 18, 2014.

(7) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on May 6, 2015.

(8) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on March 28, 2017.

(9) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 29, 2019.

(10) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on January 27, 2020.

(11) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on May 6, 2020.

(12) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on December 10, 2021.

(13) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on May 25, 2023.

(14) Incorporated by reference to BlackRock's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

(15) Incorporated by reference to BlackRock's Annual Report on Form 10-K for the year ended December 31, 2015.

(16) Incorporated by reference to BlackRock's Definitive Proxy Statement on Form DEF 14A filed on April 13, 2018.

(17) Incorporated by reference to Old BlackRock's Annual Report on Form 10-K for the year ended December 31, 2002.

(18) Incorporated by reference to Old BlackRock's Current Report on Form 8-K filed on May 24, 2006.

(19) Incorporated by reference to BlackRock's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.

(20) Incorporated by reference to BlackRock's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

(21) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on October 5, 2006.

(22) Incorporated by reference to BlackRock's Current Report on Form 8-K/A filed on August 24, 2012.

(23) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 4, 2012.

(24) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 3, 2013.

(25) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on March 28, 2014.

(26) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 3, 2015.

(27) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 14, 2016.

(28) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 11, 2017.

(29) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 6, 2018.

(30) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on March 29, 2019.

(31) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 1, 2020.

(32) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 6, 2021.

(33) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on December 13, 2021.

(34) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 1, 2022.

(35) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on April 3, 2023.

(36) Incorporated by reference to BlackRock's Annual Report on Form 10-K for the year ended December 31, 2009.

(37) Incorporated by reference to BlackRock's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017.

(38) Incorporated by reference to BlackRock's Current Report on Form 8-K filed on February 19, 2013.

(39) Incorporated by reference to BlackRock's Annual Report on Form 10-K for the year ended December 31, 2014.

(40) Incorporated by reference to BlackRock's Annual Report on Form 10-K for the year ended December 31, 2019.

(41) Incorporated by reference to BlackRock's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

(42) Incorporated by reference to BlackRock's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

+ Denotes compensatory plans or arrangements.

* Portions of this exhibit have been omitted pursuant to a confidential treatment order from the SEC.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKROCK, INC.

By: /s/ Laurence D. Fink

Laurence D. Fink

Chairman, Chief Executive Officer and Director

February 23, 2024

Each of the officers and directors of BlackRock, Inc. whose signature appears below, in so signing, also makes, constitutes and appoints Laurence D. Fink, Martin S. Small, Christopher J. Meade, Laura Hildner and R. Andrew Dickson III, his or her true and lawful attorneys-in-fact, with full power and substitution, for him or her in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to the Annual Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Laurence D. Fink **Laurence D. Fink**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2024
/s/ Martin S. Small **Martin S. Small**	Senior Managing Director and Chief Financial Officer (Principal Financial Officer)	February 23, 2024
/s/ Marc D. Comerchero **Marc D. Comerchero**	Managing Director and Chief Accounting Officer (Principal Accounting Officer)	February 23, 2024
/s/ Bader M. Alsaad **Bader M. Alsaad**	Director	February 23, 2024
/s/ Pamela Daley **Pamela Daley**	Director	February 23, 2024
/s/ William E. Ford **William E. Ford**	Director	February 23, 2024
/s/ Fabrizio Freda **Fabrizio Freda**	Director	February 23, 2024
/s/ Murry S. Gerber **Murry S. Gerber**	Director	February 23, 2024
/s/ Margaret L. Johnson **Margaret L. Johnson**	Director	February 23, 2024
/s/ Robert S. Kapito **Robert S. Kapito**	Director	February 23, 2024
/s/ Cheryl D. Mills **Cheryl D. Mills**	Director	February 23, 2024
/s/ Amin H. Nasser **Amin H. Nasser**	Director	February 23, 2024
/s/ Gordon M. Nixon **Gordon M. Nixon**	Director	February 23, 2024
/s/ Kristin Peck **Kristin Peck**	Director	February 23, 2024
/s/ Charles H. Robbins **Charles H. Robbins**	Director	February 23, 2024
/s/ Marco Antonio Slim Domit **Marco Antonio Slim Domit**	Director	February 23, 2024
/s/ Hans E. Vestberg **Hans E. Vestberg**	Director	February 23, 2024
/s/ Susan L. Wagner **Susan L. Wagner**	Director	February 23, 2024
/s/ Mark Wilson **Mark Wilson**	Director	February 23, 2024

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BlackRock, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of BlackRock, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of indefinite-lived intangible assets related to certain management contracts — Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company's indefinite-lived intangible assets are comprised of management contracts, trade names/trademarks and licenses acquired in business acquisitions. The Company performs its impairment assessment of its indefinite-lived intangible assets at least annually, as of July 31st. In evaluating whether it is more likely than not that the fair value of indefinite-lived intangibles is less than carrying value, the Company performs certain quantitative assessments and assesses various significant qualitative factors. If an indefinite-lived intangible asset is determined to be more likely than not impaired, the fair value of the asset is then compared with its carrying value and any excess of the carrying value over the fair value would be recognized as an expense in the period in which the impairment occurs. The determination of fair value requires management to make estimates and assumptions related to revenue basis points, projected assets under management ("AUM") growth rates, operating margins, tax rates and discount rates.

Given the significant judgments made by management to estimate the fair value of indefinite-lived intangible assets related to certain management contracts, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to projected AUM growth rates, revenue basis points, operating margins, tax rates, and discount rates, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of fair value of indefinite-lived intangible assets related to certain management contracts included the following, among others:

- We tested the design and operating effectiveness of controls over the Company's indefinite-lived intangible asset impairment analysis, including those related to management's assessment of the factors that impact the fair value of the Company's indefinite-lived intangible assets. This includes controls related to management's revenue basis points, projected AUM growth rates, operating margins, tax rates, and the selection of the discount rates.
- We evaluated the reasonableness of management's AUM, revenue basis points, projected AUM growth rates, operating margins, tax rates and discount rates by comparing management's projections to:
  - historical amounts.
  - Internal communications to management and the Board of Directors.
  - Forecasted information included in analyst and industry reports for the Company and certain of its peer companies.
- We evaluated management's ability to accurately project revenue basis points, AUM growth rates, operating margins and tax rates, by comparing actual results to management's historical forecasts.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the Company's valuation methodology and assumptions, including the selection of the discount rates by: (1) testing the source information underlying the determination of the discount rate and the mathematical accuracy of the evaluation and (2) developing a range of independent estimates and comparing those to the discount rate selected by management.
- We evaluated the impact of changes in management's forecasts from July 31, 2023, the annual impairment assessment date, to December 31, 2023.

/s/ Deloitte & Touche LLP

New York, New York
February 23, 2024

We have served as the Company's auditor since 2002.

BlackRock, Inc.
Consolidated Statements of Financial Condition

(in millions, except shares and per share data)	December 31, 2023	December 31, 2022
Assets		
Cash and cash equivalents[1]	**$ 8,736**	$ 7,416
Accounts receivable	**3,916**	3,264
Investments[1]	**9,740**	7,466
Separate account assets	**56,098**	54,066
Separate account collateral held under securities lending agreements	**4,558**	5,765
Property and equipment (net of accumulated depreciation and amortization of $1,439 and $1,390 at December 31, 2023 and 2022, respectively)	**1,112**	1,031
Intangible assets (net of accumulated amortization of $618 and $483 at December 31, 2023 and 2022, respectively)	**18,258**	18,302
Goodwill	**15,524**	15,341
Operating lease right-of-use assets	**1,421**	1,516
Other assets[1]	**3,848**	3,461
Total assets	**$ 123,211**	$ 117,628
Liabilities		
Accrued compensation and benefits	**$ 2,393**	$ 2,272
Accounts payable and accrued liabilities	**1,240**	1,294
Borrowings	**7,918**	6,654
Separate account liabilities	**56,098**	54,066
Separate account collateral liabilities under securities lending agreements	**4,558**	5,765
Deferred income tax liabilities	**3,506**	3,381
Operating lease liabilities	**1,784**	1,835
Other liabilities[1]	**4,474**	3,576
Total liabilities	**81,971**	78,843
Commitments and contingencies (Note 15)		
Temporary equity		
Redeemable noncontrolling interests	**1,740**	909
Permanent equity		
BlackRock, Inc. stockholders' equity		
Common stock, $0.01 par value;	**2**	2
Shares authorized: 500,000,000 at December 31, 2023 and 2022; Shares issued: 172,075,373 at December 31, 2023 and 2022; Shares outstanding: 148,500,074 and 149,756,492 at December 31, 2023 and 2022, respectively		
Additional paid-in capital	**19,833**	19,772
Retained earnings	**32,343**	29,876
Accumulated other comprehensive loss	**(840)**	(1,101)
Treasury stock, common, at cost (23,575,299 and 22,318,881 shares held at December 31, 2023 and 2022, respectively)	**(11,991)**	(10,805)
Total BlackRock, Inc. stockholders' equity	**39,347**	37,744
Nonredeemable noncontrolling interests	**153**	132
Total permanent equity	**39,500**	37,876
Total liabilities, temporary equity and permanent equity	**$ 123,211**	$ 117,628

(1) At December 31, 2023, cash and cash equivalents, investments, other assets and other liabilities include $234 million, $5.0 billion, $83 million and $2.2 billion, respectively, related to consolidated variable interest entities ("VIEs"). At December 31, 2022, cash and cash equivalents, investments, other assets and other liabilities include $234 million, $3.9 billion, $68 million and $1.9 billion, respectively, related to consolidated VIEs.

See accompanying notes to consolidated financial statements.

BlackRock, Inc.
Consolidated Statements of Income

(in millions, except per share data)	2023	2022	2021
Revenue			
Investment advisory, administration fees and securities lending revenue:			
Related parties	**$ 10,757**	$ 10,848	$ 11,474
Other third parties	**3,642**	3,603	3,786
Total investment advisory, administration fees and securities lending revenue	**14,399**	14,451	15,260
Investment advisory performance fees	**554**	514	1,143
Technology services revenue	**1,485**	1,364	1,281
Distribution fees	**1,262**	1,381	1,521
Advisory and other revenue	**159**	163	169
Total revenue	**17,859**	17,873	19,374
Expense			
Employee compensation and benefits	**5,779**	5,681	6,043
Distribution and servicing costs	**2,051**	2,179	2,200
Direct fund expense	**1,331**	1,226	1,313
General and administration expense	**2,211**	2,160	2,221
Restructuring charge	**61**	91	—
Amortization of intangible assets	**151**	151	147
Total expense	**11,584**	11,488	11,924
Operating income	**6,275**	6,385	7,450
Nonoperating income (expense)			
Net gain (loss) on investments	**699**	(35)	841
Interest and dividend income	**473**	152	87
Interest expense	**(292)**	(212)	(205)
Total nonoperating income (expense)	**880**	(95)	723
Income before income taxes	**7,155**	6,290	8,173
Income tax expense	**1,479**	1,296	1,968
Net income	**5,676**	4,994	6,205
Less:			
Net income (loss) attributable to noncontrolling interests	**174**	(184)	304
Net income attributable to BlackRock, Inc.	**$ 5,502**	$ 5,178	$ 5,901
Earnings per share attributable to BlackRock, Inc. common stockholders:			
Basic	**$ 36.85**	$ 34.31	$ 38.76
Diluted	**$ 36.51**	$ 33.97	$ 38.22
Weighted-average common shares outstanding:			
Basic	**149.3**	150.9	152.2
Diluted	**150.7**	152.4	154.4

See accompanying notes to consolidated financial statements.

BlackRock, Inc.
Consolidated Statements of Comprehensive Income

(in millions)	2023	2022	2021
Net income	**$ 5,676**	$ 4,994	$ 6,205
Other comprehensive income (loss):			
Foreign currency translation adjustments[1]	**261**	(551)	(213)
Comprehensive income	**5,937**	4,443	5,992
Less: Comprehensive income (loss) attributable to noncontrolling interests	**174**	(184)	304
Comprehensive income attributable to BlackRock, Inc.	**$ 5,763**	$ 4,627	$ 5,688

(1) Amount for 2023 includes a loss from a net investment hedge of $20 million (net of tax benefit of $6 million). Amount for 2022 includes a gain from a net investment hedge of $37 million (net of tax expense of $12 million). Amount for 2021 includes a gain from a net investment hedge of $46 million (net of tax expense of $14 million).

See accompanying notes to consolidated financial statements.

BlackRock, Inc.
Consolidated Statements of Changes in Equity

(in millions)	Additional Paid-in Capital[1]	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Common	Total BlackRock Stockholders' Equity	Nonredeemable Noncontrolling Interests	Total Permanent Equity	Redeemable Noncontrolling Interests / Temporary Equity
December 31, 2020	$ 19,295	$ 24,334	$ (337)	$ (8,009)	$ 35,283	$ 51	$ 35,334	$ 2,322
Net income	—	5,901	—	—	5,901	(2)	5,899	306
Dividends declared ($16.52 per share)	—	(2,547)	—	—	(2,547)	—	(2,547)	—
Stock-based compensation	734	—	—	—	734	—	734	—
Issuance of common shares related to employee stock transactions	(387)	—	—	407	20	—	20	—
Employee tax withholdings related to employee stock transactions	—	—	—	(285)	(285)	—	(285)	—
Shares repurchased	—	—	—	(1,200)	(1,200)	—	(1,200)	—
Subscriptions (redemptions/ distributions) — noncontrolling interest holders	—	—	—	—	—	67	67	1,408
Net consolidations (deconsolidations) of sponsored investment funds	—	—	—	—	—	(3)	(3)	(2,949)
Other comprehensive income (loss)	—	—	(213)	—	(213)	—	(213)	—
December 31, 2021	$ 19,642	$ 27,688	$ (550)	$ (9,087)	$ 37,693	$ 113	$ 37,806	$ 1,087
Net income	—	5,178	—	—	5,178	6	5,184	(190)
Dividends declared ($19.52 per share)	—	(2,990)	—	—	(2,990)	—	(2,990)	—
Stock-based compensation	708	—	—	—	708	—	708	—
Issuance of common shares related to employee stock transactions	(576)	—	—	614	38	—	38	—
Employee tax withholdings related to employee stock transactions	—	—	—	(457)	(457)	—	(457)	—
Shares repurchased	—	—	—	(1,875)	(1,875)	—	(1,875)	—
Subscriptions (redemptions/ distributions) — noncontrolling interest holders	—	—	—	—	—	4	4	614
Net consolidations (deconsolidations) of sponsored investment funds	—	—	—	—	—	9	9	(602)
Other comprehensive income (loss)	—	—	(551)	—	(551)	—	(551)	—
December 31, 2022	$ 19,774	$ 29,876	$ (1,101)	$ (10,805)	$ 37,744	$ 132	$ 37,876	$ 909
Net income	—	5,502	—	—	5,502	16	5,518	158
Dividends declared ($20.00 per share)	—	(3,035)	—	—	(3,035)	—	(3,035)	—
Stock-based compensation	630	—	—	—	630	—	630	—
Issuance of common shares related to employee stock transactions	(569)	—	—	698	129	—	129	—
Employee tax withholdings related to employee stock transactions	—	—	—	(375)	(375)	—	(375)	—
Shares repurchased	—	—	—	(1,509)	(1,509)	—	(1,509)	—
Subscriptions (redemptions/ distributions) — noncontrolling interest holders	—	—	—	—	—	(16)	(16)	1,643
Net consolidations (deconsolidations) of sponsored investment funds	—	—	—	—	—	21	21	(970)
Other comprehensive income (loss)	—	—	261	—	261	—	261	—
December 31, 2023	**$ 19,835**	**$ 32,343**	**$ (840)**	**$ (11,991)**	**$ 39,347**	**$ 153**	**$ 39,500**	**$ 1,740**

(1) Amounts include $2 million of common stock at December 31, 2023, 2022, 2021 and 2020.

See accompanying notes to consolidated financial statements.

BlackRock, Inc.
Consolidated Statements of Cash Flows

(in millions)	2023	2022	2021
Operating activities			
Net income	**$ 5,676**	$ 4,994	$ 6,205
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:			
Depreciation and amortization	**427**	418	415
Noncash lease expense	**140**	165	144
Stock-based compensation	**630**	708	734
Deferred income tax expense (benefit)	**124**	602	(865)
Contingent consideration fair value adjustments	**3**	3	34
Other investment gains	**—**	(268)	(165)
Net (gains) losses within CIPs	**(380)**	400	(302)
Net (purchases) proceeds within CIPs	**(1,780)**	(1,190)	(1,683)
(Earnings) losses from equity method investees	**(378)**	(29)	(315)
Distributions of earnings from equity method investees	**49**	50	84
Changes in operating assets and liabilities:			
Accounts receivable	**(586)**	416	(322)
Investments, trading	**72**	196	323
Other assets	**(326)**	(166)	(172)
Accrued compensation and benefits	**145**	(711)	412
Accounts payable and accrued liabilities	**(26)**	(151)	342
Other liabilities	**375**	(481)	75
Net cash provided by/(used in) operating activities	**4,165**	4,956	4,944
Investing activities			
Purchases of investments	**(846)**	(824)	(910)
Proceeds from sales and maturities of investments	**400**	242	429
Distributions of capital from equity method investees	**46**	70	95
Net consolidations (deconsolidations) of sponsored investment funds	**(26)**	(85)	(104)
Acquisitions, net of cash acquired	**(189)**	—	(1,106)
Purchases of property and equipment	**(344)**	(533)	(341)
Net cash provided by/(used in) investing activities	**(959)**	(1,130)	(1,937)
Financing activities			
Repayments of long-term borrowings	**—**	(750)	(750)
Proceeds from long-term borrowings	**1,238**	—	991
Cash dividends paid	**(3,035)**	(2,990)	(2,547)
Proceeds from stock options exercised	**95**	11	—
Repurchases of common stock	**(1,884)**	(2,332)	(1,485)
Net proceeds from (repayments of) borrowings by CIPs	**(59)**	(26)	32
Net (redemptions/distributions paid)/subscriptions received from noncontrolling interest holders	**1,627**	618	1,475
Other financing activities	**26**	27	(3)
Net cash provided by/(used in) financing activities	**(1,992)**	(5,442)	(2,287)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	**106**	(291)	(61)
Net increase/(decrease) in cash, cash equivalents and restricted cash	**1,320**	(1,907)	659
Cash, cash equivalents and restricted cash, beginning of year	**7,433**	9,340	8,681
Cash, cash equivalents and restricted cash, end of year	**$ 8,753**	$ 7,433	$ 9,340
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	**$ 200**	$ 177	$ 189
Income taxes (net of refunds)	**$ 1,392**	$ 1,067	$ 2,720
Supplemental schedule of noncash investing and financing transactions:			
Issuance of common stock	**$ 569**	$ 576	$ 387
Increase/(decrease) in noncontrolling interests due to net consolidation (deconsolidation) of sponsored investment funds	**$ (949)**	$ (593)	$ (2,952)

See accompanying notes to consolidated financial statements.

BlackRock, Inc.
Notes to the Consolidated Financial Statements

1. Business Overview

BlackRock, Inc. (together, with its subsidiaries, unless the context otherwise indicates, "BlackRock" or the "Company") is a leading publicly traded investment management firm providing a broad range of investment management and technology services to institutional and retail clients worldwide.

BlackRock's diverse platform of alpha-seeking active, index and cash management investment strategies across asset classes enables the Company to offer choice and tailor investment and asset allocation solutions for clients. Product offerings include single- and multi-asset portfolios investing in equities, fixed income, alternatives and money market instruments. Products are offered directly and through intermediaries in a variety of vehicles, including open-end and closed-end mutual funds, iShares® and BlackRock exchange-traded funds ("ETFs"), separate accounts, collective trust funds and other pooled investment vehicles. BlackRock also offers technology services, including the investment and risk management technology platform, Aladdin®, Aladdin Wealth, eFront and Cachematrix, as well as advisory services and solutions to a broad base of institutional and wealth management clients.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its controlled subsidiaries. Noncontrolling interests ("NCI") on the consolidated statements of financial condition represent the portion of consolidated sponsored investment products ("CIPs") and a consolidated affiliate (collectively, "consolidated entities") in which the Company does not have direct equity ownership. Intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Certain prior period presentations and disclosures, while not required to be recast, may be reclassified to ensure comparability with current period classifications.

Accounting Developments

Segment Reporting. In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. Early adoption is permitted. The Company does not expect the additional disclosure requirements under ASU 2023-07 to have a material impact on the consolidated financial statements.

Income Tax Disclosure Requirements. In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which enhances interim and annual income tax disclosures. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The additional disclosure requirements under ASU 2023-09 are required to be applied prospectively and are effective for the Company on January 1, 2025. The Company does not expect the additional disclosure requirements under ASU 2023-09 to have a material impact on the consolidated financial statements.

Cash and Cash Equivalents. Cash and cash equivalents primarily consists of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalent balances that are legally restricted from use by the Company are recorded in other assets on the consolidated statements of financial condition. Cash balances maintained by consolidated VIEs and voting rights entities ("VREs") are not considered legally restricted and are included in cash and cash equivalents on the consolidated statements of financial condition.

Investments

Investments in Debt Securities. The Company classifies debt investments as held-to-maturity or trading based on the Company's intent and ability to hold the debt security to maturity or its intent to sell the security.

Held-to-maturity securities are purchased with the positive intent and ability to be held to maturity and are recorded at amortized cost on the consolidated statements of financial condition.

Trading securities are those investments that are purchased principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated statements of financial condition with changes in the fair value recorded through net income ("FVTNI") within nonoperating income (expense). Trading securities include certain investments in collateralized loan obligations ("CLOs") for which the fair value option is elected in order to reduce operational complexity of bifurcating embedded derivatives.

Investments in Equity Securities. Equity securities are generally carried at fair value on the consolidated statements of financial condition with changes in the FVTNI within nonoperating income (expense). For nonmarketable equity securities, the Company generally elects to apply the practicality exception to fair value measurement, under which such securities will be measured at cost, less impairment, plus or minus observable price changes for identical or similar securities of the same issuer with such changes recorded through net income within nonoperating income (expense). Dividends received are recorded as dividend income within nonoperating income (expense).

Equity Method. The Company applies the equity method of accounting for equity investments where the Company does not consolidate the investee, but can exert significant influence over the financial and operating policies of the investee. The evaluation of whether the Company exerts control or significant influence over the financial and operational policies of its investees is based on the facts and circumstances surrounding each individual investment. Factors considered in these evaluations may include the type of investment, the legal structure of the investee, the terms of BlackRock's contractual agreements, including investor voting or other rights, any influence BlackRock may have on the governing board of the investee, the legal rights of other investors in the entity pursuant to the entity's operating documents and the relationship between BlackRock and other investors in the entity. The Company's share of the investee's underlying net income or loss is recorded as net gain (loss) on investments within nonoperating income (expense) and as other revenue for certain strategic minority investments since such investees are considered to be an extension of the Company's core business. The Company's share of net income of the investee is recorded based upon the most current information available at the time, which may precede the date of the consolidated statement of financial condition. Distributions received reduce the Company's carrying value of the investment and the cost basis if deemed to be a return of capital. The Company classifies distributions in the consolidated statements of cash flows as either distributions of earnings (operating) or distributions of capital (investing) based on the nature of the distribution.

Impairments of Investments. Management periodically assesses equity method, nonmarketable investments, and held-to-maturity investments for impairment. If impairment exists, an impairment charge would be recorded for the excess of the carrying amount of the investment over its estimated fair value in the consolidated statements of income.

For equity method investments and nonmarketable investments, impairment evaluation considers qualitative factors, including the financial conditions and specific events related to an investee, that may indicate the fair value of the investment is less than its carrying value. For held-to-maturity investments, impairment is evaluated using market values, where available, or the expected future cash flows of the investment.

For the Company's investments in CLOs, the Company reviews cash flow estimates over the life of each CLO investment. On a quarterly basis, if the present value of the estimated future cash flows is lower than the carrying value of the investment and there is an adverse change in estimated cash flows, an impairment is considered to be other-than-temporary.

Consolidation. The Company performs an analysis for investment products to determine if the product is a VIE or a VRE. Factors considered in this analysis include the entity's legal organization, the entity's capital structure, the rights of equity investment holders and the Company's contractual involvement with, and economic interest in, the entity and any related party or de facto agent implications of the Company's involvement with the entity. Entities that are determined to be VIEs are consolidated if the Company is the primary beneficiary ("PB") of the entity. VREs are typically consolidated if the Company holds the majority voting interest. Upon the occurrence of certain events (such as contributions and redemptions, either by the Company, or third parties, or amendments to an entity's governing documents), management reviews and reconsiders its previous conclusion regarding the status of an entity as a VIE or a VRE.

Consolidation of Variable Interest Entities. Certain investment products for which a controlling financial interest is achieved through arrangements that do not involve or are not directly linked to voting interests are deemed consolidated VIEs. BlackRock reviews factors, including whether or not (1) the entity has equity at risk that is sufficient to permit the entity to finance its activities without additional subordinated support from other parties and (2) the equity holders at risk have the obligation to absorb losses, the right to receive residual returns, and the right to direct the activities of the entity that most significantly impact the entity's economic performance, to determine if the investment product is a VIE.

The PB of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as (1) the power to direct the activities of the VIE that most significantly impact its economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity that potentially could be significant to the VIE. The Company generally consolidates VIEs in which it holds an economic interest of 10% or greater and deconsolidates such VIEs once economic interest falls below 10%.

Management continually reconsiders whether the Company is deemed to be a VIE's PB.

Consolidation of Voting Rights Entities. BlackRock is required to consolidate an investee to the extent that BlackRock can exert absolute control over the financial and operating policies of the investee, which generally exists if there is a greater than 50% voting equity interest.

Retention of Specialized Investment Company Accounting Principles. Upon consolidation of sponsored investment products, the Company retains the specialized investment company accounting principles of the underlying funds. All of the underlying investments held by such CIPs are carried at fair value with corresponding changes in the investments' fair values reflected in net income within nonoperating income (expense). When the Company no longer controls these funds due to reduced ownership percentage or other reasons, the funds are deconsolidated and accounted for as an equity method investment or equity securities FVTNI.

Separate Account Assets and Liabilities. Separate account assets are maintained by BlackRock Life Limited, a wholly owned subsidiary of the Company, which is a registered life insurance company in the United Kingdom ("UK"), and represent segregated assets held for purposes of funding individual and group pension contracts. The life insurance company does not underwrite any insurance contracts that involve any insurance risk transfer from the insured to the life insurance company. The separate account assets primarily include equity securities, debt securities, money market funds and derivatives. The separate account assets are not subject to general claims of the creditors of BlackRock. These separate account assets and the related equal and offsetting liabilities are recorded as separate account assets and separate account liabilities on the consolidated statements of financial condition.

The net investment income attributable to separate account assets supporting individual and group pension contracts accrues directly to the contract owner and is not reported on the consolidated statements of income. While BlackRock has no economic interest in these separate account assets and liabilities, BlackRock earns policy administration and management fees associated with these products, which are included in investment advisory, administration fees and securities lending revenue on the consolidated statements of income.

Separate Account Collateral Assets Held and Liabilities Under Securities Lending Agreements. The Company facilitates securities lending arrangements whereby securities held by separate accounts maintained by BlackRock Life Limited are lent to third parties under global master securities lending agreements. In exchange, the Company receives collateral by obtaining either (1) legal title or (2) first ranking priority security interest. The minimum collateral values generally range from approximately 102% to 112% of the value of the securities lent in order to reduce counterparty risk. The required collateral value is calculated on a daily basis. The global master securities lending agreements provide the Company the right to request additional collateral or, in the event of borrower default, the right to liquidate collateral. The securities lending transactions entered into by the Company are accompanied by an agreement that entitles the Company to request the borrower to return the securities at any time; therefore, these transactions are not reported as sales.

In situations where the Company receives the legal title to collateral under these securities lending arrangements, the Company records an asset on the consolidated statements of financial condition and an equal collateral liability for the obligation to return the collateral. Additionally, in situations where the Company obtains a first ranking priority security interest in the collateral, the Company does not have the ability to pledge or resell the collateral and therefore does not record the collateral on the consolidated statements of financial condition. At December 31, 2023 and 2022, the fair value of loaned securities held by separate accounts was approximately $9.3 billion and $10.2 billion, respectively, and the fair value of the collateral under these securities lending agreements was approximately $10.1 billion and $11.0 billion, respectively, of which approximately $4.6 billion as of 2023 and $5.8 billion as of 2022 was recognized on the consolidated statements of financial condition. During 2023 and 2022, the Company had not resold or repledged any of the collateral received under these arrangements. The securities lending revenue earned from lending securities held by the separate accounts is included in investment advisory, administration fees and securities lending revenue on the consolidated statements of income.

Property and Equipment. Property and equipment are recorded at cost less accumulated depreciation. Depreciation is generally determined by cost less any estimated residual value using the straight-line method over the estimated useful lives of the various classes of property and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life or the remaining lease term.

The Company capitalizes certain costs incurred in connection with developing or obtaining software within property and equipment. Capitalized software costs are amortized, beginning when the software product is ready for its intended use, over the estimated useful life of the software of approximately three years.

Goodwill and Intangible Assets. Goodwill represents the cost of a business acquisition in excess of the fair value of the net assets acquired. The Company has determined that it has one reporting unit for goodwill impairment testing purposes, the consolidated BlackRock single operating segment, which is consistent with internal management reporting and management's oversight of operations. The Company performs an impairment assessment of its goodwill at least annually, as of July 31st. In its assessment of goodwill for impairment, the Company considers such factors as the book value and market capitalization of the Company.

Intangible assets are comprised of indefinite-lived intangible assets and finite-lived intangible assets acquired in a business acquisition. The value of contracts to manage assets in proprietary open-end funds and collective trust funds and certain other commingled products without a specified termination date is generally classified as indefinite-lived intangible assets. In addition, trade names/trademarks are considered indefinite-lived intangible assets when they are expected to generate cash flows indefinitely.

Indefinite-lived intangible assets and goodwill are not amortized. Finite-lived investor/customer relationships, technology-related assets, and management contracts, which relate to acquired separate accounts and funds, that are expected to contribute to the future cash flows of the Company for a specified period of time, are amortized over their estimated useful lives. On a quarterly basis, the Company considers whether the indefinite-lived and finite-lived classifications are still appropriate.

The Company performs assessments to determine if any intangible assets are potentially impaired at least annually, as of July 31st. The carrying value of finite-lived assets and their remaining useful lives are reviewed to determine if circumstances exist which may indicate a potential impairment or revisions to the amortization period.

In evaluating whether it is more likely than not that the fair value of indefinite-lived intangibles is less than its carrying value, BlackRock assesses various significant quantitative factors, including assets under management ("AUM"), revenue basis points, projected AUM growth rates, operating margins, tax rates and discount rates. If an indefinite-lived intangible is determined to be more likely than not impaired, then the fair value of the asset is compared with its carrying value and any excess of the carrying value over the fair value would be recognized as an expense in the period in which the impairment occurs.

For finite-lived intangible assets, if potential impairment circumstances are considered to exist, the Company will perform a recoverability test using an undiscounted cash flow analysis. If the carrying value of the asset is determined not to be recoverable based on the undiscounted cash flow test, the difference between the carrying value of the asset and its current fair value would be recognized as an expense in the period in which the impairment occurs.

Consolidated Affiliate. The Company owns 50.1% of an asset management company in China—BlackRock CCB Wealth Management Company Ltd. ("WMC"). The Company consolidates WMC, which it deems to be a VRE, because it exerts control over the financial and operating policies of the entity, based on the Company's 50.1% ownership and voting rights.

Noncontrolling Interests. NCI consist of third-party investments in the Company's CIPs ("NCI – CIPs") and the WMC. The Company reports NCI in stockholders' equity, separate from the parent's equity, on the consolidated statements of financial condition. NCI that are redeemable at the option of the holders are classified as temporary equity at estimated redemption value and nonredeemable NCI are classified as a component of permanent equity in the consolidated statements of financial condition. In addition, the Company reports net income (loss) attributable to redeemable and nonredeemable NCI holders in net income (loss) attributable to NCI in the consolidated statements of income.

Treasury Stock. The Company records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of such stock using the average cost method.

Revenue Recognition. Revenue is recognized upon transfer of control of promised services to customers in an amount to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. Consideration for the Company's services is generally in the form of variable consideration because the amount of fees is subject to market conditions that are outside of the Company's influence. The Company includes variable consideration in revenue when it is no longer probable of significant reversal, i.e. when the associated uncertainty is resolved. For some contracts with customers, the Company has discretion to involve a third party in providing services to the customer. Generally, the Company is deemed to be the principal in these arrangements because the Company controls the promised services before they are transferred to customers, and accordingly presents the revenue gross of related costs.

Investment Advisory, Administration Fees and Securities Lending Revenue. Investment advisory and administration fees are recognized as the services are performed over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are primarily based on agreed-upon percentages of AUM and recognized for services provided during the period, which are distinct from services provided in other periods. Such fees are affected by changes in AUM, including market appreciation or depreciation, foreign exchange translation and net inflows or outflows. Investment advisory and administration fees for investment funds are shown net of fee waivers. In addition, the Company may contract with third parties to provide sub-advisory services on its behalf. The Company presents the investment advisory fees and associated costs to such third-party advisors on a gross basis where it is deemed to be the principal and on a net basis where it is deemed to be the agent. Management judgment involved in making these assessments is focused on ascertaining whether the Company is primarily responsible for fulfilling the promised service.

The Company also earns revenue by lending securities on behalf of clients, primarily to highly rated banks and broker-dealers. The securities loaned are collateralized by either cash or securities, generally ranging from 102% to 112% of the value of the loaned securities. Securities lending fees are based on (1) a percentage of the notional value of the loaned securities and (2) a spread between the interest earned on the reinvested cash collateral and the amount rebated to the borrower. Revenue is recognized over time as services are performed. Generally, the securities lending fees are shared between the Company and the funds or other third-party accounts managed by the Company from which the securities are borrowed. For 2023, 2022 and 2021, securities lending revenue earned by the Company totaled $675 million, $599 million and $555 million, respectively, and is recorded in investment advisory, administration and securities lending revenue on the consolidated statements of income. Investment advisory, administration fees and securities lending revenue are reported together as the fees for these services often are agreed upon with clients as a bundled fee.

Money Market Fee Waivers. The Company may voluntarily waive a portion of its management fees on certain money market funds to ensure that they maintain a targeted level of daily net investment income (the "Yield Support waivers"). There were no Yield Support waivers during 2023. During 2022 and 2021, these waivers resulted in a reduction of management fees of approximately $72 million, and $500 million respectively, which was partially offset by a reduction of BlackRock's distribution and servicing costs paid to financial intermediaries. The Company may increase or decrease the level of Yield Support waivers in future periods.

Investment Advisory Performance Fees / Carried Interest. The Company receives investment advisory performance fees, including incentive allocations (carried interest) from certain actively managed investment funds and certain separately managed accounts. These performance fees are dependent upon exceeding specified relative or absolute investment return thresholds, which vary by product or account, and include monthly, quarterly, annual or longer measurement periods.

Performance fees, including carried interest, are generated on certain management contracts when performance hurdles are achieved. Such performance fees are recognized when the contractual performance criteria have been met and when it is determined that they are no longer probable of significant reversal. Given the unique nature of each fee arrangement, contracts with customers are evaluated on an individual basis to determine the timing of revenue recognition. Significant judgment is involved in making such determination. Performance fees typically arise from investment management services that began in prior reporting periods. Consequently, a portion of the fees the Company recognizes may be partially related to the services performed in prior periods that meet the recognition criteria in the current period. At each reporting date, the Company considers various factors in estimating performance fees to be recognized, including carried interest.

The Company is allocated carried interest from certain alternative investment products upon exceeding performance thresholds. The Company may be required to reverse/return all, or part, of such carried interest allocations/distributions depending upon future performance of these funds. Carried interest subject to such clawback provisions is recorded in investments or cash and cash equivalents to the extent that it is distributed, on its consolidated statements of financial condition.

The Company records a liability for deferred carried interest to the extent it receives cash or capital allocations related to carried interest prior to meeting the revenue recognition criteria. A portion of the deferred carried interest may also be paid to certain employees. The ultimate timing of the recognition of performance fee revenue and related compensation expense, if any, is unknown.

Technology services revenue. The Company offers investment management technology systems, risk management services, wealth management and digital distribution tools, all on a fee basis. Clients include banks, insurance companies, official institutions, pension funds, asset managers, retail distributors and other investors. Fees earned for technology services are primarily recorded as services are performed over time and are generally determined using the value of positions on the Aladdin platform, or on a fixed-rate basis. Revenue derived from the sale of software licenses is recognized upon the granting of access rights.

Distribution Fees. The Company earns distribution and service fees related to distributing investment products and shareholder support services for investment portfolios. Distribution fees are passed-through to third-party distributors, which perform various fund distribution services and shareholder servicing of certain funds on the Company's behalf, and are recognized as distribution and servicing costs. The Company presents distribution fees and related distribution and servicing costs incurred on a gross basis.

Distribution fees primarily consist of ongoing distribution fees, shareholder servicing fees and upfront sales commissions for serving as the principal underwriter and/or distributor for certain managed mutual funds. The service of distribution is satisfied at the point in time when an investor makes an investment in a share class of the managed mutual funds. Fees are generally considered variable consideration because they are based on the value of AUM and are uncertain on trade date. Accordingly, the Company recognizes distribution fees when the amounts become known and the portion recognized in the current period may relate to distribution services performed in prior periods. Upfront sales commissions are recognized on a trade date basis. Shareholder servicing fees are based on AUM and recognized in revenue as the services are performed.

Advisory and other revenue. Advisory and other revenue primarily includes fees earned for advisory services, fees earned for transition management services primarily comprised of commissions recognized in connection with buying and selling securities on behalf of customers, and equity method investment earnings related to certain strategic minority investments.

Advisory services fees are determined using fixed-rate fees and are recognized over time as the related services are completed.

Commissions related to transition management services are recorded on a trade-date basis as transactions occur.

Stock-based Compensation. The Company recognizes compensation cost for equity classified awards based on the grant-date fair value of the award. The compensation cost is recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the stock-based award.

The Company measures the grant-date fair value of restricted stock units ("RSUs") using the Company's stock price on the date of grant. Stock-based awards may have performance, market and/or service conditions. For employee stock options and awards with market conditions, the Company uses pricing models. Compensation cost for awards containing performance conditions is recognized if it is probable that the conditions will be achieved. The probability of achievement is assessed on a quarterly basis. If a stock-based award is modified after the grant-date, incremental compensation cost is recognized for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. Awards under the Company's stock-based compensation plans vest over various periods. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separate vesting portion of the award as if the award is, in-substance, multiple awards and is adjusted for actual forfeitures as they occur.

The Company amortizes the grant-date fair value of stock-based compensation awards made to retirement-eligible employees over the requisite service period. Upon notification of retirement, the Company accelerates the unamortized portion of the award over the contractually required retirement notification period.

The Company recognizes all excess tax benefits and deficiencies in income tax expense on the consolidated statements of income, which results in volatility of income tax expense as a result of fluctuations in the Company's stock price. Accordingly, the Company recorded a discrete income tax benefit of $41 million, $87 million and $43 million during 2023, 2022 and 2021, respectively, for vested RSUs where the grant date stock price was lower than the vesting date stock price.

Distribution and Servicing Costs. Distribution and servicing costs include payments to third parties, primarily associated with distribution and servicing of client investments in certain BlackRock products. Distribution and servicing costs are expensed as incurred.

Direct Fund Expense. Direct fund expense, which is expensed as incurred, primarily consists of third-party nonadvisory expense incurred by BlackRock related to certain investment products for the use of certain index trademarks, reference data for certain indices, custodial services, fund administration, fund accounting, transfer agent services, shareholder reporting services, audit and tax services as well as other fund-related expense directly attributable to the nonadvisory operations of the fund.

Leases. The Company determines if a contract is a lease or contains a lease at inception. The Company accounts for its office facility leases as operating leases, which may include escalation clauses that are based on an index or market rate. The Company accounts for lease and non-lease components, including common areas maintenance charges, as a single component for its leases. The Company elected the short-term lease exception for leases with an initial term of 12 months or less. Consequently, such leases are not recorded on the consolidated statements of financial condition. The Company's lease terms include options to extend or terminate the lease when it is reasonably certain they will be exercised or not.

The Company recognizes operating right-of-use ("ROU") assets and operating lease liabilities on the consolidated statements of financial condition based on the present value of future lease payments over the lease term at the commencement date discounted using an incremental borrowing rate ("IBR"). The IBR for individual leases is estimated considering the Company's or a subsidiary's credit rating using various financial metrics, such as revenue, operating margin and revenue growth, and, as appropriate, performing market analysis of yields on publicly traded bonds (secured or unsecured) with similar terms of comparable companies in a similar economic environment. ROU assets are tested for impairment when there is an indication that the carrying value of an asset may not be recoverable. Fixed lease payments made over the lease term are recorded as lease expense on a straight-line basis. Variable lease payments based on usage, changes in an index or market rate are expensed as incurred.

Foreign Exchange. Foreign currency transactions are recorded at the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies are subsequently remeasured into the functional currencies of the Company's subsidiaries at the rates prevailing at each statement of financial condition date. Gains and losses arising on remeasurement are included in general and administration expense on the consolidated statements of income. Revenue and expenses are translated at average exchange rates during the period. Gains or losses resulting from translating foreign currency financial statements into United States ("US") dollars are included in accumulated other comprehensive income (loss) ("AOCI"), a separate component of stockholders' equity, on the consolidated statements of financial condition.

Income Taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized on the consolidated statements of income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred income tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance will be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in additional income tax expense. Further, the Company records its income taxes receivable and payable based upon its estimated income tax position.

Earnings per Share ("EPS"). Basic EPS is calculated by dividing net income applicable to common shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS includes the determinants of basic EPS and common stock equivalents outstanding during the period. Diluted EPS is computed using the treasury stock method.

Business Segments. The Company's management directs BlackRock's operations as one business, the asset management business. The Company utilizes a consolidated approach to assess performance and allocate resources. As such, the Company operates in one business segment.

Fair Value Measurements

Hierarchy of Fair Value Inputs. The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 Inputs:

Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

- Level 1 assets may include listed mutual funds, ETFs, listed equities, commodities and certain exchange-traded derivatives.

Level 2 Inputs:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; quotes from pricing services or brokers for which the Company can determine that orderly transactions took place at the quoted price or that the inputs used to arrive at the price are observable; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

- Level 2 assets may include debt securities, loans held within consolidated CLOs, short-term floating-rate notes, asset-backed securities, as well as over-the-counter derivatives, including interest rate swaps and foreign currency exchange contracts that have inputs to the valuations that generally can be corroborated by observable market data.

Level 3 Inputs:

Unobservable inputs for the valuation of the asset or liability, which may include nonbinding broker quotes. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

- Level 3 assets may include direct private equity investments, including those held within CIPs, investments in CLOs and loans held within consolidated CLOs and CIPs.
- Level 3 liabilities may include borrowings of consolidated CLOs and contingent liabilities related to acquisitions valued based upon discounted cash flow analyses using unobservable market data, or other valuation techniques.

Significance of Inputs. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.

Valuation Approaches. The fair values of certain Level 3 assets and liabilities were determined using various valuation approaches as appropriate, including third-party pricing vendors, broker quotes and market and income approaches.

A significant number of inputs used to value equity, debt securities, and loans held within CLOs and CIPs are sourced from third-party pricing vendors. Generally, prices obtained from pricing vendors are categorized as Level 1 inputs for identical securities traded in active markets and as Level 2 for other similar securities if the vendor uses observable inputs in determining the price.

In addition, quotes obtained from brokers generally are nonbinding and categorized as Level 3 inputs. However, if the Company is able to determine that market participants have transacted for the asset in an orderly manner near the quoted price or if the Company can determine that the inputs used by the broker are observable, the quote is classified as a Level 2 input.

Investments Measured at Net Asset Values. As a practical expedient, the Company uses net asset value ("NAV") as the fair value for certain investments. The inputs to value these investments may include the Company's capital accounts for its partnership interests in various alternative investments, including hedge funds, real assets and private equity funds, which may be adjusted by using the returns of certain market indices. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the fund to utilize pricing/valuation information from third-party sources, including independent appraisals. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that could be used as an input to value these investments.

Fair Value Assets and Liabilities of Consolidated CLO. The Company applies the fair value option provisions for eligible assets, including loans, held by a consolidated CLO. As the fair value of the financial assets of the consolidated CLO is more observable than the fair value of the borrowings of the consolidated CLO, the Company measures the fair value of the borrowings of the consolidated CLO equal to the fair value of the assets of the consolidated CLO less the fair value of the Company's economic interest in the CLO.

Derivatives and Hedging Activities. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates of certain assets and liabilities, and market price and interest rate exposures with respect to its total portfolio of seed investments in sponsored investment products. Certain CIPs also utilize derivatives as a part of their investment strategy.

In addition, during 2023, the Company acquired both investments and derivatives to economically hedge market valuation changes on certain deferred cash compensation plans, for which the final value of the deferred amount distributed to employees in cash upon vesting is determined based on the returns of specified investment funds. The Company recognizes compensation expense for the appreciation (depreciation) of the deferred cash compensation liability in proportion to the vested amount of the award during a respective period, while the gain (loss) to economically hedge these plans is immediately recognized in nonoperating income (expense). See Note 4, *Investments*, and Note 8, *Derivatives and Hedging*, for further information on the Company's investments and derivatives, respectively, used to economically hedge these deferred cash compensation plans.

The Company records all derivative financial instruments as either assets or liabilities at fair value on a gross basis in the consolidated statements of financial condition. Credit risks are managed through master netting and collateral support agreements. The amounts related to the right to reclaim or the obligation to return cash collateral may not be used to offset amounts due under the derivative instruments in the normal course of settlement. Therefore, such amounts are not offset against fair value amounts recognized for derivative instruments with the same counterparty and are included in other assets and other liabilities. Changes in the fair value of the Company's derivative financial instruments are recognized in earnings and, where applicable, are offset by the corresponding gain or loss on the related foreign-denominated or hedged assets or liabilities, on the consolidated statements of income.

The Company may also use financial instruments designated as net investment hedges for accounting purposes to hedge net investments in international subsidiaries whose functional currency is not US dollars. The gain or loss from revaluing net investment hedges at the spot rate is deferred and reported within AOCI on the consolidated statements of financial condition. The Company reassesses the effectiveness of its net investment hedge at least quarterly.

3. Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents reported within the consolidated statements of financial condition to the cash, cash equivalents, and restricted cash reported within the consolidated statements of cash flows.

(in millions)	December 31, 2023	December 31, 2022
Cash and cash equivalents	**$ 8,736**	$ 7,416
Restricted cash included in other assets	**17**	17
Total cash, cash equivalents and restricted cash	**$ 8,753**	$ 7,433

4. Investments

A summary of the carrying value of total investments is as follows:

(in millions)	December 31, 2023	December 31, 2022
Debt securities:		
Trading securities (including $1,829 and $1,279 held by CIPs at December 31, 2023 and December 31, 2022, respectively)	**$ 1,871**	$ 1,331
Held-to-maturity investments	**617**	544
Total debt securities	**2,488**	1,875
Equity securities at FVTNI (including $1,429 and $1,089 held by CIPs at December 31, 2023 and December 31, 2022, respectively)(1)	**1,585**	1,211
Equity method investments:		
Equity method investments(2)	**2,515**	1,895
Investments related to deferred cash compensation plans(1)	**241**	—
Total equity method investments	**2,756**	1,895
Loans held by CIPs	**205**	354
Federal Reserve Bank stock(3)	**92**	91
Carried interest(4)	**1,975**	1,550
Other investments(1)(5)	**639**	490
Total investments	**$ 9,740**	$ 7,466

(1) Amounts include investments held to economically hedge the impact of market valuation changes on certain deferred cash compensation plans of $241 million, $14 million, and $9 million included within equity method investments, equity securities at FVTNI and other investments, respectively, as of December 31, 2023.

(2) Equity method investments primarily include BlackRock's direct investments in certain BlackRock sponsored investment funds.

(3) Federal Reserve Bank stock is held for regulatory purposes and is restricted from sale.

(4) Carried interest represents allocations to BlackRock's general partner capital accounts from certain sponsored investment funds. These balances are subject to change upon cash distributions, additional allocations or reallocations back to limited partners within the respective funds.

(5) Other investments include BlackRock's investments in nonmarketable equity securities, which are measured at cost, adjusted for observable price changes, and private equity, real asset, and commodity investments held by CIPs, which are measured at fair value.

Held-to-Maturity Investments

Held-to-maturity investments included certain investments in BlackRock sponsored CLOs. The amortized cost (carrying value) of these investments approximated fair value (primarily a Level 2 input). At December 31, 2023, $10 million of these investments mature between one year to five years, $304 million of these investments mature between five to ten years and $303 million of these investments mature after ten years.

Trading Debt Securities and Equity Securities at FVTNI

A summary of the cost and carrying value of trading debt securities and equity securities at FVTNI is as follows:

(in millions)	December 31, 2023 Cost	December 31, 2023 Carrying Value	December 31, 2022 Cost	December 31, 2022 Carrying Value
Trading debt securities:				
Corporate debt	**$ 1,225**	**$ 1,218**	$ 823	$ 795
Government debt	**501**	**489**	420	400
Asset/mortgage-backed debt	**185**	**164**	154	136
Total trading debt securities	**$ 1,911**	**$ 1,871**	$ 1,397	$ 1,331
Equity securities at FVTNI:				
Equity securities/mutual funds	**$ 1,520**	**$ 1,585**	$ 1,216	$ 1,211

5. Consolidated Sponsored Investment Products

In the normal course of business, the Company is the manager of various types of sponsored investment products, which may be considered VIE or VREs. The Company consolidates certain sponsored investment funds accounted for as VREs because it is deemed to control such funds. In addition, the Company may from time to time own equity or debt securities or enter into derivatives or loan arrangements with the vehicles, each of which are considered variable interests. The Company's involvement in financing the operations of the VIEs is generally limited to its economic interest in the entity. The Company's consolidated VIEs include certain sponsored investment products in which BlackRock has an economic interest and as the investment manager, is deemed to have both the power to direct the most significant activities of the products and the right to receive benefits (or the obligation to absorb losses) that could potentially be significant to these sponsored investment products. The assets of these VIEs are not available to creditors of the Company. In addition, the investors in these VIEs have no recourse to the credit of the Company.

The following table presents the balances related to these CIPs accounted for as VIEs and VREs that were recorded on the consolidated statements of financial condition, including BlackRock's net interest in these products:

(in millions)	December 31, 2023 VIEs	December 31, 2023 VREs	December 31, 2023 Total	December 31, 2022 VIEs	December 31, 2022 VREs	December 31, 2022 Total
Cash and cash equivalents[1]	**$ 234**	**$ 54**	**$ 288**	$ 234	$ 31	$ 265
Investments:						
Trading debt securities	**1,423**	**406**	**1,829**	949	330	1,279
Equity securities at FVTNI	**1,059**	**370**	**1,429**	821	268	1,089
Loans	**195**	**10**	**205**	234	120	354
Other investments	**427**	**171**	**598**	373	77	450
Carried interest	**1,916**	**—**	**1,916**	1,497	—	1,497
Total investments	**5,020**	**957**	**5,977**	3,874	795	4,669
Other assets	**83**	**39**	**122**	68	29	97
Other liabilities[2]	**(2,233)**	**(108)**	**(2,341)**	(1,876)	(48)	(1,924)
Noncontrolling interest—CIPs	**(1,625)**	**(226)**	**(1,851)**	(857)	(125)	(982)
BlackRock's net interest in CIPs	**$ 1,479**	**$ 716**	**$ 2,195**	$ 1,443	$ 682	$ 2,125

(1) The Company generally cannot readily access cash and cash equivalents held by CIPs to use in its operating activities.

(2) At December 31, 2023 and 2022, other liabilities of VIEs primarily include deferred carried interest liabilities and borrowings of a consolidated CLO.

BlackRock's total exposure to CIPs represents the value of its economic interest in these CIPs. Valuation changes associated with financial instruments held at fair value by these CIPs are reflected in nonoperating income (expense) and partially offset in net income (loss) attributable to NCI for the portion not attributable to BlackRock.

Net gain (loss) related to consolidated VIEs is presented in the following table:

(in millions)	2023	2022	2021
Nonoperating net gain (loss) on consolidated VIEs	**$ 310**	$ (311)	$ 296
Net income (loss) attributable to NCI on consolidated VIEs	**$ 174**	$ (161)	$ 289

6. Variable Interest Entities

Nonconsolidated VIEs. At December 31, 2023 and 2022, the Company's carrying value of assets and liabilities included on the consolidated statements of financial condition pertaining to nonconsolidated VIEs and its maximum risk of loss related to VIEs for which it held a variable interest, but for which it was not the PB, was as follows:

(in millions)	Investments	Advisory Fee Receivables	Other Net Assets (Liabilities)	Maximum Risk of Loss[1]
December 31, 2023				
Sponsored investment products	**$ 2,377**	**$ 116**	**$ (11)**	**$ 2,510**
December 31, 2022				
Sponsored investment products	$ 1,060	$ 95	$ (12)	$ 1,172

(1) At both December 31, 2023 and 2022, BlackRock's maximum risk of loss associated with these VIEs primarily related to BlackRock's investments and the collection of advisory fee receivables.

The net assets of sponsored investment products that are nonconsolidated VIEs approximated $39 billion and $19 billion at December 31, 2023 and 2022, respectively.

7. Fair Value Disclosures

Fair Value Hierarchy

Assets and liabilities measured at fair value on a recurring basis

December 31, 2023 *(in millions)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV[1]	Other[2]	December 31, 2023
Assets:						
Investments						
Debt securities:						
Trading securities	$ —	$ 1,829	$ 42	$ —	$ —	**$ 1,871**
Held-to-maturity investments	—	—	—	—	617	**617**
Total debt securities	—	1,829	42	—	617	**2,488**
Equity securities at FVTNI:						
Equity securities/mutual funds	1,585	—	—	—	—	**1,585**
Equity method:						
Equity, fixed income, and multi-asset mutual funds	246	—	—	—	—	**246**
Hedge funds/funds of hedge funds/other	—	—	—	588	—	**588**
Private equity funds	—	—	—	1,264	—	**1,264**
Real assets funds	—	—	—	417	—	**417**
Investments related to deferred cash compensation plans	—	—	—	241	—	**241**
Total equity method	246	—	—	2,510	—	**2,756**
Loans	—	30	175	—	—	**205**
Federal Reserve Bank Stock	—	—	—	—	92	**92**
Carried interest	—	—	—	—	1,975	**1,975**
Other investments	15	—	—	467	157	**639**
Total investments	1,846	1,859	217	2,977	2,841	**9,740**
Other assets[3]	117	19	120	—	—	**256**
Separate account assets	34,621	20,810	—	—	667	**56,098**
Separate account collateral held under securities lending agreements:						
Equity securities	1,686	—	—	—	—	**1,686**
Debt securities	—	2,872	—	—	—	**2,872**
Total separate account collateral held under securities lending agreements	1,686	2,872	—	—	—	**4,558**
Total	$ 38,270	$ 25,560	$ 337	$ 2,977	$ 3,508	**$ 70,652**
Liabilities:						
Separate account collateral liabilities under securities lending agreements	$ 1,686	$ 2,872	$ —	$ —	$ —	**$ 4,558**
Other liabilities[4]	—	17	279	—	—	**296**
Total	$ 1,686	$ 2,889	$ 279	$ —	$ —	**$ 4,854**

(1) Amounts are comprised of certain investments measured at fair value using NAV (or its equivalent) as a practical expedient.

(2) Amounts are comprised of investments held at amortized cost and cost, adjusted for observable price changes, carried interest and certain equity method investments, which include sponsored investment funds and other assets, which are not accounted for under a fair value measure. In accordance with GAAP, certain equity method investees do not account for both their financial assets and liabilities under fair value measures; therefore, the Company's investment in such equity method investees may not represent fair value.

(3) Level 1 amount includes a minority investment in a publicly traded company. Level 3 amount includes a strategic private debt investment with changes in fair value recorded in AOCI, net of tax.

(4) Level 2 amount primarily includes fair value of derivatives (See Note 8, *Derivatives and Hedging*, for more information). Level 3 amount primarily includes borrowings of a consolidated CLO classified based on the significance of unobservable inputs used for calculating the fair value of consolidated CLO assets, and contingent liabilities related to certain acquisitions.

December 31, 2022 *(in millions)*	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Investments Measured at NAV[1]**	**Other[2]**	**December 31, 2022**
Assets:						
Investments						
Debt securities:						
Trading securities	$ —	$ 1,279	$ 52	$ —	$ —	$ 1,331
Held-to-maturity investments	—	—	—	—	544	544
Total debt securities	—	1,279	52	—	544	1,875
Equity securities at FVTNI:						
Equity securities/mutual funds	1,211	—	—	—	—	1,211
Equity method:						
Equity, fixed income, and multi-asset mutual funds	181	—	—	—	—	181
Hedge funds/funds of hedge funds/other	—	—	—	525	—	525
Private equity funds	—	—	—	885	—	885
Real assets funds	—	—	—	304	—	304
Total equity method	181	—	—	1,714	—	1,895
Loans	—	106	248	—	—	354
Federal Reserve Bank Stock	—	—	—	—	91	91
Carried interest	—	—	—	—	1,550	1,550
Other investments	28	—	—	316	146	490
Total investments	1,420	1,385	300	2,030	2,331	7,466
Other assets[3]	145	1	—	—	—	146
Separate account assets	34,823	18,544	—	—	699	54,066
Separate account collateral held under securities lending agreements:						
Equity securities	2,163	—	—	—	—	2,163
Debt securities	—	3,602	—	—	—	3,602
Total separate account collateral held under securities lending agreements	2,163	3,602	—	—	—	5,765
Total	$ 38,551	$ 23,532	$ 300	$ 2,030	$ 3,030	$ 67,443
Liabilities:						
Separate account collateral liabilities under securities lending agreements	$ 2,163	$ 3,602	$ —	$ —	$ —	$ 5,765
Other liabilities[4]	—	31	280	—	—	311
Total	$ 2,163	$ 3,633	$ 280	$ —	$ —	$ 6,076

(1) Amounts are comprised of certain investments measured at fair value using NAV (or its equivalent) as a practical expedient.

(2) Amounts are comprised of investments held at amortized cost and cost, adjusted for observable price changes, carried interest and certain equity method investments, which include sponsored investment funds and other assets, which are not accounted for under a fair value measure. In accordance with GAAP, certain equity method investees do not account for both their financial assets and liabilities under fair value measures; therefore, the Company's investment in such equity method investees may not represent fair value.

(3) Level 1 amount includes a minority investment in a publicly traded company. Level 2 amount primarily includes fair value of derivatives (See Note 8, *Derivatives and Hedging*, for more information).

(4) Level 2 amount primarily includes fair value of derivatives (See Note 8, *Derivatives and Hedging*, for more information). Level 3 amount primarily includes borrowings of a consolidated CLO classified based on the significance of unobservable inputs used for calculating the fair value of consolidated CLO assets, and a contingent liability related to an acquisition.

Level 3 Assets. Level 3 assets predominantly include investments in CLOs, loans of consolidated CIPs, and a strategic private debt investment. Investments in CLOs and loans were valued based on single-broker nonbinding quotes or quotes from pricing services which use significant unobservable inputs. BlackRock's strategic private debt investment was valued using the income approach by discounting the expected cash flows to a single present value. For investments utilizing a discounted cashflow valuation technique, an increase (decrease) in the discount rate or risk premium in isolation could have resulted in a significantly lower (higher) fair value measurement as of December 31, 2023.

Level 3 Liabilities. Level 3 liabilities primarily include borrowings of a consolidated CLO, which were valued based on the fair value of the assets of the consolidated CLO less the fair value of the Company's economic interest in the CLO, as well as contingent liabilities related to certain acquisitions, which were valued based upon discounted cash flow analyses, using unobservable market data inputs, or other valuation techniques.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for 2023

(in millions)	**December 31, 2022**	**Realized and Unrealized Gains (Losses)**	**Purchases**	**Sales and Maturities**	**Issuances and Other Settlements[1]**	**Transfers into Level 3**	**Transfers out of Level 3**	**December 31, 2023**	**Total Net Unrealized Gains (Losses) Included in Earnings[2]**
Assets:									
Investments:									
Debt securities:									
Trading	$ 52	$ —	$ 8	$ (18)	$ —	$ —	$ —	**$ 42**	$ —
Total debt securities	52	—	8	(18)	—	—	—	**42**	—
Loans	248	13	76	(58)	(122)	38	(20)	**175**	(1)
Total investments	300	13	84	(76)	(122)	38	(20)	**217**	(1)
Other assets	—	7	113	—	—	—	—	**120**	7
Total assets	$ 300	$ 20	$ 197	$ (76)	$ (122)	$ 38	$ (20)	**$ 337**	$ 6
Liabilities:									
Other liabilities	$ 280	$ 1	$ —	$ —	$ —	$ —	$ —	**$ 279**	$ 1

(1) Issuances and other settlements amount includes a deconsolidation related to a previously consolidated VRE. In addition, issuances and other settlements include a contingent liability in connection with the acquisition of Kreos Capital in August 2023 (the "Kreos Transaction"), offset by repayments of borrowings of a consolidated CLO.

(2) Earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at the reporting date.

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis for 2022

(in millions)	**December 31, 2021**	**Realized and Unrealized Gains (Losses)**	**Purchases**	**Sales and Maturities**	**Issuances and Other Settlements[1]**	**Transfers into Level 3**	**Transfers out of Level 3**	**December 31, 2022**	**Total Net Unrealized Gains (Losses) Included in Earnings[2]**
Assets:									
Investments:									
Debt securities:									
Trading	$ 17	$ (5)	$ 36	$ (18)	$ —	$ 26	$ (4)	$ 52	$ (5)
Total debt securities	17	(5)	36	(18)	—	26	(4)	52	(5)
Private equity	5	(2)	—	—	—	—	(3)	—	—
Loans	270	(6)	59	(61)	—	9	(23)	248	(6)
Total investments	$ 292	$ (13)	$ 95	$ (79)	$ —	$ 35	$ (30)	$ 300	$ (11)
Liabilities:									
Other liabilities	$ 342	$ 3	$ —	$ —	$ (59)	$ —	$ —	$ 280	$ 3

(1) Amounts include proceeds from borrowings of a consolidated CLO and a contingent liability payment related to a prior acquisition.

(2) Earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at the reporting date.

Realized and Unrealized Gains (Losses) for Level 3 Assets and Liabilities. Realized and unrealized gains (losses) recorded for Level 3 assets and liabilities are primarily reported in nonoperating income (expense) on the consolidated statements of income. A portion of net income (loss) related to securities held by CIPs is allocated to NCI to reflect net income (loss) not attributable to the Company.

Transfers in and/or out of Levels. Transfers in and/or out of levels are reflected when significant inputs, including market inputs or performance attributes, used for the fair value measurement become observable/unobservable.

Disclosures of Fair Value for Financial Instruments Not Held at Fair Value. At December 31, 2023 and 2022, the fair value of the Company's financial instruments not held at fair value are categorized in the table below.

	December 31, 2023		December 31, 2022		
(in millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Fair Value Hierarchy
Financial Assets[1]:					
Cash and cash equivalents	**$ 8,736**	**$ 8,736**	$ 7,416	$ 7,416	Level 1[2][3]
Other assets	**80**	**80**	86	86	Level 1[2][4]
Financial Liabilities:					
Long-term borrowings	**$ 7,918**	**$ 7,413**	$ 6,654	$ 5,949	Level 2[5]

(1) See Note 4, *Investments*, for further information on investments not held at fair value.

(2) Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short-term maturities.

(3) At December 31, 2023 and 2022, approximately $3.4 billion and $2.2 billion, respectively, of money market funds were recorded within cash and cash equivalents on the consolidated statements of financial condition. Money market funds are valued based on quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

(4) At December 31, 2023 and 2022, other assets included cash collateral of approximately $63 million and $69 million, respectively. See Note 8, *Derivatives and Hedging* for further information on derivatives held by the Company. In addition, other assets included $17 million of restricted cash at both December 31, 2023 and 2022.

(5) Long-term borrowings are recorded at amortized cost, net of debt issuance costs. The fair value of the long-term borrowings, including the current portion of long-term borrowings, is determined using market prices and the EUR/USD foreign exchange rate at the end of December 2023 and 2022, respectively. See Note 14, *Borrowings*, for the fair value of each of the Company's long-term borrowings.

Investments in Certain Entities that Calculate NAV Per Share

As a practical expedient to value certain investments that do not have a readily determinable fair value and have attributes of an investment company, the Company uses NAV as the fair value. The following tables list information regarding all investments that use a fair value measurement to account for both their financial assets and financial liabilities in their calculation of a NAV per share (or equivalent).

December 31, 2023

(in millions)	Ref	Fair Value	Total Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity method[1]:					
Hedge funds/funds of hedge funds/other	**(a)**	**$ 588**	**$ 134**	**Daily/Monthly (4%) Quarterly (8%) N/R (88%)**	**1 – 90 days**
Private equity funds	**(b)**	**1,264**	**218**	**N/R**	**N/R**
Real assets funds	**(c)**	**417**	**210**	**Quarterly (10%) N/R (90%)**	**60 days**
Investments related to deferred cash compensation plan	**(e)**	**241**	**—**	**Monthly**	**1 – 90 days**
Consolidated sponsored investment products:					
Real assets funds	**(c)**	**154**	**62**	**N/R**	**N/R**
Private equity funds	**(d)**	**145**	**37**	**N/R**	**N/R**
Hedge funds/other	**(a)**	**168**	**64**	**Quarterly (83%) N/R (17%)**	**90 days**
Total		**$ 2,977**	**$ 725**		

December 31, 2022

(in millions)	Ref	Fair Value	Total Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity method[1]:					
Hedge funds/funds of hedge funds/other	(a)	$ 525	$ 149	Daily/Monthly (23%) Quarterly (13%) N/R (64%)	1 – 90 days
Private equity funds	(b)	885	174	N/R	N/R
Real assets funds	(c)	304	304	Quarterly (17%) N/R (83%)	60 days
Consolidated sponsored investment products:					
Real assets funds	(c)	116	94	N/R	N/R
Private equity funds	(d)	183	37	N/R	N/R
Other funds		17	31	Quarterly	90 days
Total		$ 2,030	$ 789		

N/R – Not Redeemable

(1) Comprised of equity method investments, which include investment companies that account for their financial assets and most financial liabilities under fair value measures; therefore, the Company's investment in such equity method investees approximates fair value.

(a) This category includes hedge funds, funds of hedge funds, and other funds that invest primarily in equities, fixed income securities, private credit, opportunistic and mortgage instruments and other third-party hedge funds. The fair values of the investments have been estimated using the NAV of the Company's ownership interest in partners' capital. The liquidation period for the investments in the funds that are not subject to redemption is unknown at both December 31, 2023 and 2022.

(b) This category includes private equity funds that initially invest in nonmarketable securities of private companies, which ultimately may become public in the future. The fair values of these investments have been estimated using capital accounts representing the Company's ownership interest in the funds and may also include other performance inputs. The Company's investment in each fund is not subject to redemption and is normally returned through distributions as a result of the liquidation of the underlying assets of the private equity funds. The liquidation period for the investments in these funds is unknown at both December 31, 2023 and 2022.

(c) This category includes several real assets funds that invest directly and indirectly in real estate or infrastructure. The fair values of the investments have been estimated using capital accounts representing the Company's ownership interest in the funds. The Company's investments that are not subject to redemption or are not currently redeemable are normally returned through distributions and realizations of the underlying assets of the funds. The liquidation period for the investments in the funds that are not subject to redemptions is unknown at both December 31, 2023 and 2022. The total remaining unfunded commitments were $272 million and $398 million at December 31, 2023 and 2022, respectively. The Company's portion of the total remaining unfunded commitments was $248 million and $364 million at December 31, 2023 and 2022, respectively.

(d) This category includes the underlying third-party private equity funds within consolidated BlackRock sponsored private equity funds of funds. These investments are not subject to redemption or are not currently redeemable; however, for certain funds, the Company may sell or transfer its interest, which may need approval by the general partner of the underlying funds. Due to the nature of the investments in this category, the Company reduces its investment by distributions that are received through the realization of the underlying assets of the funds. The liquidation period for the underlying assets of these funds is unknown.

(e) This category includes hedge funds and funds of hedge funds that invest primarily in equities, fixed income securities, mortgage instruments and other third-party hedge funds. The fair values of the investments have been estimated using the NAV of the Company's ownership interest in partners' capital. The investments in hedge funds will be redeemed upon settlement of certain deferred cash compensation liabilities.

Fair Value Option

At December 31, 2023 and 2022, the Company elected the fair value option for certain investments in CLOs of approximately $42 million and $52 million, respectively, reported within investments.

In addition, the Company elected the fair value option for bank loans and borrowings of a consolidated CLO, recorded within investments and other liabilities, respectively. The following table summarizes the information related to these bank loans and borrowings at December 31, 2023 and 2022:

(in millions)	December 31, 2023	December 31, 2022
CLO Bank loans:		
Aggregate principal amounts outstanding	**$ 203**	$ 238
Fair value	**194**	234
Aggregate unpaid principal balance in excess of (less than) fair value	**$ 9**	$ 4
CLO Borrowings:		
Aggregate principal amounts outstanding	**$ 190**	$ 245
Fair value	**$ 180**	$ 245

At December 31, 2023, the principal amounts outstanding of the borrowings issued by the CLOs mature in 2030 and may be repaid prior to maturity at any time.

During the year ended December 31, 2023 and 2022, the net gains (losses) from the change in fair value of the bank loans and borrowings held by the consolidated CLO were not material and were recorded in net gain (loss) on the consolidated statements of income. The change in fair value of the assets and liabilities included interest income and expense, respectively.

8. Derivatives and Hedging

The Company maintains a program to enter into exchange traded futures as a macro hedging strategy to hedge market price and interest rate exposures with respect to its total portfolio of seed investments in sponsored investment products. At December 31, 2023 and 2022, the Company had outstanding exchange traded futures related to this macro hedging strategy with aggregate notional values of approximately $1.8 billion and $1.5 billion, with expiration dates during the first quarter of 2024 and 2023, respectively.

In addition, beginning in the first quarter of 2023, the Company entered into futures to economically hedge the exposure to market movements on certain deferred cash compensation plans. At December 31, 2023 , the Company had outstanding exchange traded futures with aggregate notional values related to its deferred cash compensation hedging program of approximately $204 million, with expiration dates during the first quarter of 2024.

Changes in the value of the futures contracts are recognized as gains or losses within nonoperating income (expense). Variation margin payments, which represent settlements of profit/loss, are generally received or made daily, and are reflected in other assets and other liabilities on the consolidated statements of financial condition. These amounts were not material as of December 31, 2023 and 2022.

The Company executes forward foreign currency exchange contracts to mitigate the risk of certain foreign exchange movements. At December 31, 2023 and 2022, the Company had outstanding forward foreign currency exchange contracts with aggregate notional values of approximately $3.1 billion and $2.2 billion, with expiration dates in January 2024 and January 2023, respectively.

At both December 31, 2023 and 2022, the Company had a derivative providing credit protection with a notional amount of approximately $17 million to a counterparty, representing the Company's maximum risk of loss with respect to the derivative. The Company carries the derivative at fair value based on the expected discounted future cash outflows under the arrangement.

The following table presents the fair values of derivative instruments recognized in the consolidated statements of financial condition at December 31, 2023:

(in millions)	Assets			Liabilities		
	Statement of Financial Condition Classification	December 31, 2023	December 31, 2022	Statement of Financial Condition Classification	December 31, 2023	December 31, 2022
Derivative instruments						
Forward foreign currency exchange contracts	Other assets	**$ 19**	$ 1	Other liabilities	**$ 6**	$ 19

The following table presents realized and unrealized gains (losses) recognized in the consolidated statements of income on derivative instruments:

(in millions)	Statement of Income Classification	Gains (Losses) 2023	2022	2021
Derivative Instruments				
Exchange traded futures[1]	Nonoperating income (expense)	**$ (88)**	$ 36	$ –
Forward foreign currency exchange contracts	General and administration expense	**98**	(222)	(29)
Total return swaps	Nonoperating income (expense)	**–**	83	(99)
Total gain (loss) from derivative instruments		**$ 10**	$ (103)	$ (128)

(1) Amounts include $112 million of losses and $36 million of gains on futures used as a macro hedging strategy of seed investments for 2023 and 2022, respectively. In addition, amounts include $24 million of gains on futures used to economically hedge certain deferred cash compensation plans for 2023.

The Company's CIPs may utilize derivative instruments as a part of the funds' investment strategies. The change in fair value of such derivatives, which is recorded in nonoperating income (expense), was not material for 2023, 2022 and 2021.

See Note 14, *Borrowings*, for more information on the Company's net investment hedge.

9. Property and Equipment

Property and equipment consists of the following:

(in millions)	Estimated Useful Life-In Years	December 31, 2023	2022
Property and equipment:			
Land	N/A	**$ 6**	$ 6
Building	39	**33**	33
Building improvements	15	**31**	31
Leasehold improvements[1]	1-15	**1,036**	613
Equipment and computer software	3	**1,088**	1,033
Other transportation equipment	10	**192**	192
Furniture and fixtures	7	**99**	96
Construction in progress[1]	N/A	**66**	417
Total		**2,551**	2,421
Less: accumulated depreciation and amortization		**1,439**	1,390
Property and equipment, net		**$ 1,112**	$ 1,031

N/A – Not Applicable

(1) During 2023, approximately $400 million was reclassed from construction in progress to leasehold improvements primarily related to the Company's new headquarters located at 50 Hudson Yards in New York.

Qualifying software costs of approximately $103 million, $91 million and $87 million have been capitalized within equipment and computer software during 2023, 2022 and 2021, respectively, and are being amortized over an estimated useful life of three years.

Depreciation and amortization expense was $263 million, $251 million and $249 million for 2023, 2022 and 2021, respectively.

10. Goodwill

Goodwill activity during 2023 and 2022 was as follows:

(in millions)	2023	2022
Beginning of year balance	**$ 15,341**	$ 15,351
Acquisitions[1]	**184**	–
Other	**(1)**	(10)
End of year balance	**$ 15,524**	$ 15,341

(1) Amount represents goodwill in connection with the Kreos Transaction. The Company believes this acquisition will add to the Company's position as a leading global credit asset manager and advance its ambitions to provide clients with a diverse range of private market investment products and solutions. Total consideration for the transaction was approximately $250 million, which included contingent consideration.

BlackRock assessed its goodwill for impairment as of July 31, 2023, 2022 and 2021 and considered such factors as the book value and the market capitalization of the Company. The impairment assessment indicated no impairment charges were required. The Company continues to monitor its book value per share compared with closing prices of its common stock for potential indicators of impairment. At December 31, 2023, the Company's common stock closed at a market price of $811.80, which exceeded its book value of $264.96 per share.

11. Intangible Assets

Intangible assets at December 31, 2023 and 2022 consisted of the following:

(in millions)	Remaining Weighted-Average Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At December 31, 2023				
Indefinite-lived intangible assets:				
Management contracts	**N/A**	**$ 16,169**	**$ –**	**$ 16,169**
Trade names/trademarks	**N/A**	**1,403**	**–**	**1,403**
License	**N/A**	**6**	**–**	**6**
Total indefinite-lived intangible assets		**17,578**	**–**	**17,578**
Finite-lived intangible assets[1]:				
Management contracts	**3.7**	**244**	**156**	**88**
Investor/customer relationships	**6.0**	**785**	**338**	**447**
Technology-related	**4.6**	**260**	**118**	**142**
Trade names/trademarks	**1.8**	**9**	**6**	**3**
Total finite-lived intangible assets	**5.4**	**1,298**	**618**	**680**
Total intangible assets		**$ 18,876**	**$ 618**	**$ 18,258**
At December 31, 2022				
Indefinite-lived intangible assets:				
Management contracts	N/A	$ 16,169	$ –	$ 16,169
Trade names/trademarks	N/A	1,403	–	1,403
License	N/A	6	–	6
Total indefinite-lived intangible assets		17,578	–	17,578
Finite-lived intangible assets:				
Management contracts	2.9	177	130	47
Investor/customer relationships	7.0	746	254	492
Technology-related	4.6	261	81	180
Trade names/trademarks	2.6	23	18	5
Total finite-lived intangible assets	6.1	1,207	483	724
Total intangible assets		$ 18,785	$ 483	$ 18,302

N/A – Not Applicable

(1) In connection with the Kreos Transaction, the Company acquired approximately $67 million of finite-lived management contracts and $39 million of finite-lived investor relationships with weighted-average estimated lives of approximately five and ten years, respectively.

The impairment tests performed for intangible assets as of July 31, 2023, 2022 and 2021 indicated no impairment charges were required.

Estimated amortization expense for finite-lived intangible assets for each of the five succeeding years is as follows:

(in millions) Year	Amount
2024	$ 151
2025	143
2026	129
2027	103
2028	83

12. Leases

The following table presents components of lease cost included in general and administration expense on the consolidated statements of income:

(in millions)	2023	2022	2021
Lease cost:			
Operating lease cost[1]	**$ 189**	$ 216	$ 184
Variable lease cost[2]	**49**	39	44
Total lease cost	**$ 238**	$ 255	$ 228

(1) Amounts include short-term leases, which are immaterial for 2023, 2022 and 2021.

(2) Amounts include operating lease payments, which may be adjusted based on usage, changes in an index or market rate, as well as common area maintenance charges and other variable costs not included in the measurement of ROU assets and operating lease liabilities.

Supplemental information related to operating leases is summarized below:

(in millions)	2023	2022	2021
Supplemental cash flow information:			
Operating cash flows from operating leases included in the measurement of operating lease liabilities	**$ 142**	$ 162	$ 75
Supplemental noncash information:			
ROU assets in exchange for operating lease liabilities	**$ 32**	$ 115	$ 1,165

	December 31, 2023	December 31, 2022
Lease term and discount rate:		
Weighted-average remaining lease term	**15 years**	16 years
Weighted-average discount rate	**3%**	3%

(in millions) Maturity of operating lease liabilities at December 31, 2023	Amount
2024	**$ 180**
2025	**164**
2026	**153**
2027	**147**
2028	**141**
Thereafter	**1,379**
Total lease payments	**2,164**
Less: imputed interest	**(380)**
Present value of lease liabilities	**$ 1,784**

13. Other Assets

At December 31, 2023 and 2022, the Company had $773 million and $809 million, respectively, of equity method investments recorded within other assets on the consolidated statements of financial condition, since such investees are considered to be an extension of BlackRock's core business. BlackRock's share of these investees' underlying net income or loss is based upon the most currently available information and is recorded within advisory and other revenue. In 2022, the Company recorded a nonoperating, noncash, pre-tax gain of approximately $267 million in connection with the dilution of its ownership interest to approximately 25% in its strategic minority investment in iCapital Network, Inc. ("iCapital"). At December 31, 2023 and 2022, the Company's ownership interest in iCapital was approximately 25%, and the carrying value of the Company's interest was $641 million and $669 million, respectively. In accordance with GAAP, certain equity method investees, including iCapital, do not account for both their financial assets and liabilities under fair value measures; therefore, the Company's investment in such equity method investees may not represent fair value.

At December 31, 2023 and 2022, the Company had $484 million and $375 million, respectively, of other nonequity method corporate minority investments recorded within other assets on the consolidated statements of financial condition, since such investees are considered to be an extension of BlackRock's core business. These investments included equity securities, generally measured at fair value or under the measurement alternative to fair value for nonmarketable securities, and a strategic private debt investment measured at fair value. Changes in value of the equity securities are recorded in nonoperating income (expense) and changes in value of the debt security is recorded in AOCI, net of tax. See Note 2, *Significant Accounting Policies*, for further information.

14. Borrowings

Short-Term Borrowings

2023 Revolving Credit Facility. The Company maintains an unsecured revolving credit facility which is available for working capital and general corporate purposes (the "2023 credit facility"). In March 2023, the 2023 credit facility was amended to, among other things, (1) increase the aggregate commitment amount by $300 million to $5 billion, (2) extend the maturity date to March 2028 and (3) change the secured overnight financing rate ("SOFR") adjustment to 10 bps per annum for all SOFR-based borrowings. The 2023 credit facility permits the Company to request up to an additional $1.0 billion of borrowing capacity, subject to lender credit approval, which could increase the overall size of the 2023 credit facility to an aggregate principal amount of up to $6 billion. The 2023 credit facility requires the Company not to exceed a maximum leverage ratio (ratio of net debt to earnings before interest, taxes, depreciation and amortization, where net debt equals total debt less unrestricted cash) of 3 to 1, which was satisfied with a ratio of less than 1 to 1 at December 31, 2023. At December 31, 2023, the Company had no amount outstanding under the 2023 credit facility.

Commercial Paper Program. The Company can issue unsecured commercial paper notes (the "CP Notes") on a private-placement basis up to a maximum aggregate amount outstanding at any time of $4 billion. The commercial paper program is currently supported by the 2023 credit facility. At December 31, 2023, BlackRock had no CP Notes outstanding.

Long-Term Borrowings

The carrying value and fair value of long-term borrowings determined using market prices and EUR/USD foreign exchange rate at December 31, 2023 included the following:

(in millions)	Maturity Amount	Unamortized Discount and Debt Issuance Costs[(1)]	Carrying Value	Fair Value
3.50% Notes due 2024	**$ 1,000**	**$ —**	**$ 1,000**	**$ 995**
1.25% Notes due 2025	**772**	**(1)**	**771**	**752**
3.20% Notes due 2027	**700**	**(2)**	**698**	**677**
3.25% Notes due 2029	**1,000**	**(7)**	**993**	**948**
2.40% Notes due 2030	**1,000**	**(4)**	**996**	**893**
1.90% Notes due 2031	**1,250**	**(8)**	**1,242**	**1,053**
2.10% Notes due 2032	**1,000**	**(12)**	**988**	**834**
4.75% Notes due 2033	**1,250**	**(20)**	**1,230**	**1,261**
Total long-term borrowings	**$ 7,972**	**$ (54)**	**$ 7,918**	**$ 7,413**

(1) The unamortized discount and debt issuance costs are being amortized over the term of the notes.

Long-term borrowings at December 31, 2022 had a carrying value of $6.7 billion and a fair value of $5.9 billion determined using market prices at the end of December 2022.

2033 Notes. In May 2023, the Company issued $1.25 billion in aggregate principal amount of 4.75% senior unsecured notes maturing on May 25, 2033 (the "2033 Notes"). The net proceeds of the 2033 Notes are being used for general corporate purposes, which may include the future repayment of all or a portion of the $1.0 billion 3.50% Notes due March 2024. Interest of approximately $59 million per year is payable semi-annually on May 25 and November 25 of each year, commencing on November 25, 2023. The 2033 Notes may be redeemed at the option of the Company, in whole or in part, at any time prior to February 25, 2033 at a "make-whole" redemption price, or thereafter at 100% of the principal amount of the 2033 Notes, in each case plus accrued but unpaid interest.

2032 Notes. In December 2021, the Company issued $1 billion in aggregate principal amount of 2.10% senior unsecured and unsubordinated notes maturing on February 25, 2032 (the "2032 Notes"). The net proceeds of the 2032 Notes were used for general corporate purposes, which included the repayment of the $750 million 3.375% Notes in June 2022. Interest of approximately $21 million per year is payable semi-annually on February 25 and August 25 of each year, which commenced on February 25, 2022. The 2032 Notes may be redeemed prior to November 25, 2031 in whole or in part at any time, at the option of the Company, at a "make-whole" redemption price or at 100% of the principal amount of the 2032 Notes thereafter.

2031 Notes. In April 2020, the Company issued $1.25 billion in aggregate principal amount of 1.90% senior unsecured and unsubordinated notes maturing on January 28, 2031 (the "2031 Notes"). The net proceeds of the 2031 Notes were used for general corporate purposes. Interest of approximately $24 million per year is payable semi-annually on January 28 and July 28 of each year, which commenced on July 28, 2020. The 2031 Notes may be redeemed prior to October 28, 2030 in whole or in part at any time, at the option of the Company, at a "make-whole" redemption price or at 100% of the principal amount of the 2031 Notes thereafter.

2030 Notes. In January 2020, the Company issued $1 billion in aggregate principal amount of 2.40% senior unsecured and unsubordinated notes maturing on April 30, 2030 (the "2030 Notes"). The net proceeds of the 2030 Notes were used for general corporate purposes. Interest of approximately $24 million per year is payable semi-annually on April 30 and October 30 of each year, which commenced on April 30, 2020. The 2030 Notes may be redeemed prior to January 30, 2030 in whole or in part at any time, at the option of the Company, at a "make-whole" redemption price or at 100% of the principal amount of the 2030 Notes thereafter.

2029 Notes. In April 2019, the Company issued $1 billion in aggregate principal amount of 3.25% senior unsecured and unsubordinated notes maturing on April 30, 2029 (the "2029 Notes"). The net proceeds of the 2029 Notes were used for general corporate purposes, which included a portion of the purchase price of the eFront Transaction, repayment of a portion of the $1 billion 5.00% notes in December 2019 and repayment of borrowings under its commercial paper program. Interest is payable semi-annually on April 30 and October 30 of each year, which commenced on October 30, 2019, and is approximately $33 million per year. The 2029 Notes may be redeemed prior to January 30, 2029 in whole or in part at any time, at the option of the Company, at a "make-whole" redemption price or at par thereafter.

2027 Notes. In March 2017, the Company issued $700 million in aggregate principal amount of 3.20% senior unsecured and unsubordinated notes maturing on March 15, 2027 (the "2027 Notes"). The net proceeds of the 2027 Notes were used to fully repay $700 million in aggregate principal amount outstanding of 6.25% notes in April 2017 prior to their maturity in September 2017. Interest is payable semi-annually on March 15 and September 15 of each year, and is approximately $22 million per year. The 2027 Notes may be redeemed prior to maturity at any time in whole or in part at the option of the Company at a "make-whole" redemption price.

2025 Notes. In May 2015, the Company issued €700 million of 1.25% senior unsecured notes maturing on May 6, 2025 (the "2025 Notes"). The notes are listed on the New York Stock Exchange. The net proceeds of the 2025 Notes were used for general corporate purposes, including refinancing of outstanding indebtedness. Interest of approximately $11 million per year based on current exchange rates is payable annually on May 6 of each year. The 2025 Notes may be redeemed in whole or in part prior to maturity at any time at the option of the Company at a "make-whole" redemption price.

Upon conversion to US dollars the Company designated the €700 million debt offering as a net investment hedge to offset its currency exposure relating to its net investment in certain euro functional currency operations. A loss of $20 million (net of tax benefit of $6 million), gain of $37 million (net of tax expense of $12 million), and a gain of $46 million (net of tax expense of $14 million) were recognized in other comprehensive income for 2023, 2022 and 2021, respectively. No hedge ineffectiveness was recognized during 2023, 2022 and 2021.

2024 Notes. In March 2014, the Company issued $1 billion in aggregate principal amount of 3.50% senior unsecured and unsubordinated notes maturing on March 18, 2024 (the "2024 Notes"). The net proceeds of the 2024 Notes were used to refinance certain indebtedness which matured in the fourth quarter of 2014. Interest is payable semi-annually in arrears on March 18 and September 18 of each year, or approximately $35 million per year. The 2024 Notes may be redeemed prior to maturity at any time in whole or in part at the option of the Company at a "make-whole" redemption price.

15. Commitments and Contingencies

Investment Commitments*.* At December 31, 2023, the Company had $738 million of various capital commitments to fund sponsored investment products, including CIPs. These products include private equity funds, real assets funds and opportunistic funds. This amount excludes additional commitments made by consolidated funds of funds to underlying third-party funds as third-party noncontrolling interest holders have the legal obligation to fund the respective commitments of such funds of funds. Generally, the timing of the funding of these commitments is unknown and the commitments are callable on demand at any time prior to the expiration of the commitment. These unfunded commitments are not recorded on the consolidated statements of financial condition. These commitments do not include potential future commitments approved by the Company that are not yet legally binding. The Company intends to make additional capital commitments from time to time to fund additional investment products for, and with, its clients.

Contingencies

Legal Proceedings. From time to time, BlackRock receives subpoenas or other requests for information from various US federal and state governmental and regulatory authorities and international governmental and regulatory authorities in connection with industry-wide or other investigations or proceedings. It is BlackRock's policy to cooperate fully with such matters. BlackRock has been responding to requests from the SEC in connection with a publicly reported, industry-wide investigation of investment advisers' compliance with record retention requirements relating to certain types of electronic communications. BlackRock is cooperating with the SEC's investigation.

The Company, certain of its subsidiaries and employees have been named as defendants in various legal actions, including arbitrations and other litigation arising in connection with BlackRock's activities. Additionally, BlackRock-advised investment portfolios may be subject to lawsuits, any of which potentially could harm the investment returns of the applicable portfolio or result in the Company being liable to the portfolios for any resulting damages.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability arising out of regulatory matters or lawsuits will have a material effect on BlackRock's results of operations, financial position, or cash flows. However, there is no assurance as to whether any such pending or threatened matters will have a material effect on BlackRock's results of operations, financial position or cash flows in any future reporting period. Due to uncertainties surrounding the outcome of these matters, management cannot reasonably estimate the possible loss or range of loss that may arise from these matters.

Indemnifications. In the ordinary course of business or in connection with certain acquisition agreements, BlackRock enters into contracts pursuant to which it may agree to indemnify third parties in certain circumstances. The terms of these indemnities vary from contract to contract and the amount of indemnification liability, if any, cannot be determined or the likelihood of any liability is considered remote. Consequently, no liability has been recorded on the consolidated statements of financial condition.

In connection with securities lending transactions, BlackRock has agreed to indemnify certain securities lending clients against potential loss resulting from a borrower's failure to fulfill its obligations under the securities lending agreement should the value of the collateral pledged by the borrower at the time of default be insufficient to cover the borrower's obligation under the securities lending agreement. The amount of securities on loan as of December 31, 2023 and subject to this type of indemnification was approximately $259 billion. In the Company's capacity as lending agent, cash and securities totaling approximately $276 billion were held as collateral for indemnified securities on loan at December 31, 2023. The fair value of these indemnifications was not material at December 31, 2023.

16. Revenue

The table below presents detail of revenue for 2023, 2022 and 2021 and includes the product mix of investment advisory, administration fees and securities lending revenue and performance fees.

(in millions)	**2023**	**2022**	**2021**
Revenue:			
Investment advisory, administration fees and securities lending revenue:			
Equity:			
Active	**$ 2,000**	$ 2,147	$ 2,571
ETFs	**4,418**	4,345	4,658
Non-ETF Index	**743**	711	771
Equity subtotal	**7,161**	7,203	8,000
Fixed income:			
Active	**1,897**	1,977	2,191
ETFs	**1,230**	1,122	1,201
Non-ETF Index	**353**	396	471
Fixed income subtotal	**3,480**	3,495	3,863
Multi-asset	**1,203**	1,299	1,414
Alternatives:			
Illiquid alternatives	**889**	741	668
Liquid alternatives	**572**	633	629
Currency and commodities[1]	**185**	216	216
Alternatives subtotal	**1,646**	1,590	1,513
Long-term	**13,490**	13,587	14,790
Cash management	**909**	864	470
Total investment advisory, administration fees and securities lending revenue	**14,399**	14,451	15,260
Investment advisory performance fees:			
Equity	**99**	49	153
Fixed income	**4**	25	48
Multi-asset	**28**	25	32
Alternatives:			
Illiquid alternatives	**273**	296	208
Liquid alternatives	**150**	119	702
Alternatives subtotal	**423**	415	910
Total investment advisory performance fees	**554**	514	1,143
Technology services revenue	**1,485**	1,364	1,281
Distribution fees	**1,262**	1,381	1,521
Advisory and other revenue:			
Advisory	**81**	56	68
Other	**78**	107	101
Total advisory and other revenue	**159**	163	169
Total revenue	**$ 17,859**	$ 17,873	$ 19,374

(1) Amounts include commodity ETFs.

The tables below present the investment advisory, administration fees and securities lending revenue by client type and investment style:

(in millions)	2023	2022	2021
By client type:			
Retail	**$ 4,115**	$ 4,442	$ 4,957
ETFs	**5,834**	5,671	6,074
Institutional:			
Active	**2,623**	2,535	2,675
Index	**918**	939	1,084
Total institutional	**3,541**	3,474	3,759
Long-term	**13,490**	13,587	14,790
Cash management	**909**	864	470
Total	**$ 14,399**	$ 14,451	$ 15,260
By investment style:			
Active	**$ 6,534**	$ 6,789	$ 7,455
Index and ETFs	**6,956**	6,798	7,335
Long-term	**13,490**	13,587	14,790
Cash management	**909**	864	470
Total	**$ 14,399**	$ 14,451	$ 15,260

Investment Advisory and Administration Fees – Remaining Performance Obligation

The tables below present estimated investment advisory and administration fees expected to be recognized in the future related to the unsatisfied portion of the performance obligations at December 31, 2023 and 2022:

December 31, 2023

(in millions)	2024	2025	2026	Thereafter	Total
Investment advisory and administration fees:					
Alternatives(1)(2)	**$ 204**	**$ 174**	**$ 152**	**$ 164**	**$ 694**

December 31, 2022

(in millions)	2023	2024	2025	Thereafter	Total
Investment advisory and administration fees:					
Alternatives(1)(2)	$ 157	$ 111	$ 78	$ 102	$ 448

(1) Investment advisory and administration fees include management fees related to certain alternative products, which are based on contractual committed capital outstanding at December 31, 2023 and 2022. Actual management fees could be higher to the extent additional committed capital is raised. These fees are generally billed on a quarterly basis in arrears.

(2) The Company elected the following practical expedients and therefore does not include amounts related to (a) performance obligations with an original duration of one year or less, and (b) variable consideration related to future service periods.

Change in Deferred Carried Interest Liability

The table below presents changes in the deferred carried interest liability, which is included in other liabilities on the consolidated statements of financial condition, for the year ended December 31, 2023 and 2022:

(in millions)	2023	2022
Beginning balance	**$ 1,420**	$ 1,508
Net increase (decrease) in unrealized allocations	**577**	175
Performance fee revenue recognized	**(214)**	(263)
Ending balance	**$ 1,783**	$ 1,420

Technology Services Revenue – Remaining Performance Obligation

The tables below present estimated technology services revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligations at December 31, 2023 and 2022:

December 31, 2023

(in millions)	2024	2025	2026	Thereafter	Total
Technology services revenue(1)(2)	**$ 131**	**$ 73**	**$ 56**	**$ 59**	**$ 319**

December 31, 2022

(in millions)	2023	2024	2025	Thereafter	Total
Technology services revenue(1)(2)	$ 112	$ 51	$ 35	$ 40	$ 238

(1) Technology services revenue primarily includes upfront payments from customers, which the Company generally recognizes as services are performed.

(2) The Company elected the following practical expedients and therefore does not include amounts related to (a) performance obligations with an original duration of one year or less, and (b) variable consideration related to future service periods.

In addition to amounts disclosed in the tables above, certain technology services contracts require fixed minimum fees, which are billed on a monthly or quarterly basis in arrears. The Company recognizes such revenue as services are performed. As of December 31, 2023, the estimated annual fixed minimum fees for 2024 for outstanding contracts approximated $1.1 billion. The term for these contracts, which are either in their initial or renewal period, ranges from one to five years.

The table below presents changes in the technology services deferred revenue liability for the year ended December 31, 2023 and 2022, which is included in other liabilities on the consolidated statements of financial condition:

(in millions)	2023	2022
Beginning balance	**$ 125**	$ 122
Additions(1)	**92**	99
Revenue recognized that was included in the beginning balance	**(84)**	(96)
Ending balance	**$ 133**	$ 125

(1) Amounts are net of revenue recognized.

17. Stock-Based Compensation

The components of stock-based compensation expense are as follows:

(in millions)	2023	2022	2021
Stock-based compensation:			
RSUs	**$ 596**	$ 686	$ 709
Stock options	**34**	22	25
Total stock-based compensation(1)	**$ 630**	$ 708	$ 734

(1) Amount for 2023 and 2022 includes $14 million and $33 million of compensation expense for accelerated vesting of previously granted stock-based compensation awards, respectively, recognized as part of the restructuring charge disclosed in Note 23, *Restructuring Charge.*

Stock Award and Incentive Plan. Pursuant to the BlackRock, Inc. Second Amended and Restated 1999 Stock Award and Incentive Plan (the "Award Plan"), options to purchase shares of the Company's common stock at an exercise price not less than the market value of BlackRock's common stock on the date of grant in the form of stock options, restricted stock or RSUs may be granted to employees and nonemployee directors. A maximum of 41,500,000 shares of common stock were authorized for issuance under the Award Plan. Of this amount, 2,248,287 shares remain available for future awards at December 31, 2023. Upon exercise of employee stock options, the issuance of restricted stock or the vesting of RSUs, the Company issues shares out of treasury to the extent available.

RSUs. Pursuant to the Award Plan, RSUs may be granted to certain employees. Substantially all RSUs vest over periods ranging from one to three years and are expensed using the straight-line method over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. RSUs are not considered participating securities for purposes of calculating EPS as the dividend equivalents are subject to forfeiture prior to vesting of the award.

RSU activity for 2023 is summarized below.

Outstanding at	RSUs	Weighted-Average Grant Date Fair Value
December 31, 2022	2,009,207	$ 710.67
Granted	771,935	$ 731.40
Converted	(934,099)	$ 634.10
Forfeited	(74,404)	$ 771.59
December 31, 2023	**1,772,639**	**$ 757.49**

The Company values RSUs at their grant-date fair value as measured by BlackRock's common stock price. The total fair market value of RSUs granted to employees during 2023, 2022 and 2021 was $565 million, $662 million and $664 million, respectively. The total grant-date fair market value of RSUs converted to common stock during 2023, 2022 and 2021 was $592 million, $461 million and $391 million, respectively.

RSUs granted in connection with annual incentive compensation under the Award Plan primarily related to the following:

	2023	2022	2021
Awards granted that vest ratably over three years from the date of grant	342,706	498,633	470,253
Awards granted that vest with varying vesting periods	169,764	117,169	168,504
Awards granted that cliff vest 100% on:			
January 31, 2024	—	—	247,621
January 31, 2025	—	197,817	—
January 31, 2026	259,465	—	—
	771,935	813,619	886,378

At December 31, 2023, the intrinsic value of outstanding RSUs was $1.4 billion, reflecting a closing stock price of $811.80.

At December 31, 2023, total unrecognized stock-based compensation expense related to unvested RSUs was $421 million. The unrecognized compensation cost is expected to be recognized over the remaining weighted-average period of 1.1 years.

In January 2024, pursuant to the Award Plan, the Company granted approximately:

- 347,000 RSUs to employees as part of annual incentive compensation that vest ratably over three years from the date of grant;
- 344,000 RSUs to employees that cliff vest 100% on January 31, 2027; and
- 6,000 RSUs to employees with various vesting schedules.

Performance-Based RSUs. Pursuant to the Award Plan, performance-based RSUs may be granted to certain employees. Each performance-based award consists of a "base" number of RSUs granted to the employee. The number of shares that an employee ultimately receives at vesting will be equal to the base number of performance-based RSUs granted, multiplied by a predetermined percentage determined in accordance with the level of attainment of Company performance measures during the performance period and could be higher or lower than the original RSU grant. Performance-based RSUs are not considered participating securities as the dividend equivalents are subject to forfeiture prior to vesting of the award.

In the first quarter of 2023, 2022 and 2021, the Company granted 169,938, 143,846 and 162,029, respectively, performance-based RSUs to certain employees that cliff vest 100% on January 31, 2026, 2025 and 2024, respectively. These awards are amortized over a service period of three years. In January 2023, the Company distributed 29,194 additional RSUs based on the attainment of Company performance measures during the performance period.

Performance-based RSU activity for 2023 is summarized below.

Outstanding at	Performance-Based RSUs	Weighted-Average Grant Date Fair Value
December 31, 2022	531,054	$ 672.47
Granted	169,938	$ 743.60
Additional shares due to attainment of performance measures	29,194	$ 532.15
Converted	(262,797)	$ 534.00
Forfeited	(11,005)	$ 756.51
December 31, 2023	**456,384**	**$ 767.69**

The Company values performance-based RSUs at their grant-date fair value as measured by BlackRock's common stock price. The total grant-date fair market value of performance-based RSUs granted to employees during 2023, 2022 and 2021 was $142 million, $164 million and $122 million, respectively.

At December 31, 2023, the intrinsic value of outstanding performance-based RSUs was $370 million reflecting a closing stock price of $811.80.

At December 31, 2023, total unrecognized stock-based compensation expense related to unvested performance-based awards was $82 million. The unrecognized compensation cost is expected to be recognized over the remaining weighted-average period of 1.1 years.

In January 2024, the Company granted approximately 166,000 performance-based RSUs to certain employees that cliff vest 100% on January 31, 2027. These awards are amortized over a service period of three years. The number of shares distributed at vesting could be higher or lower than the original grant based on the level of attainment of predetermined Company performance measures.

Stock Options

Stock option activity and ending balance for year-end December 31, 2023 is summarized below.

	2017 Performance-based Options		2023 Performance-based Options		2023 Time-based Options	
Outstanding at	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
December 31, 2022	1,735,898	$ 513.50	—	$ —	—	$ —
Granted	—	$ —	814,482	$ 673.58	326,391	$ 673.58
Exercised	(183,704)	$ 513.50	—	$ —	—	$ —
Forfeited	(3,114)	$ 513.50	(6,787)	$ 673.58	—	$ —
December 31, 2023	**1,549,080**	**$ 513.50**	**807,695**	**$ 673.58**	**326,391**	**$ 673.58**

	Options Outstanding				Options Exercisable			
Option Type	Exercise Prices	Options Outstanding[1]	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value (in millions)	Exercise Prices	Options Exercisable	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value (in millions)
2017 Performance-based	$ 513.50	1,549,080	2.9	$ 462	$ 513.50	991,156	2.9	$ 296
2023 Performance-based	$ 673.58	807,695	8.4	112	$ 673.58	—	—	—
2023 Time-based	$ 673.58	326,391	8.4	45	$ 673.58	—	—	—
Total		2,683,166	5.2	$ 619		991,156	2.9	$ 296

(1) At December 31, 2023, 0.6 million 2017 performance-based options, 0.8 million 2023 performance-based options and 0.3 million 2023 time-based options were expected to vest.

At December 31, 2023, total unrecognized stock-based compensation expense related to unvested performance-based stock options was $160 million. The unrecognized compensation cost is expected to be recognized over the remaining weighted-average period of 3.4 years.

Performance-Based Stock Options

In 2017, pursuant to the Award Plan, the Company awarded performance-based stock option grants to certain employees ("2017 Performance-based Options"). Vesting of 2017 Performance-based Options was contingent upon the achievement of obtaining 125% of BlackRock's grant-date stock price within five years from the grant date and the attainment of Company performance measures during the four-year performance period. Both hurdles have been achieved, and the first two tranches of the awards vested at the end of 2022 and 2023, respectively, with the final equal installment vesting at the end of 2024. Vested options are exercisable for up to nine years following the grant date. The awards are generally forfeited if the employee leaves the Company before the respective vesting date. The expense for each tranche is amortized over the respective requisite service period. The total fair value of options vested during 2023 was $56 million. The aggregate intrinsic value of options exercised during 2023 was $44 million.

The options have a strike price of $513.50, which was the closing price of the shares on the grant date. The grant-date fair value of the awards issued in 2017 was $208 million and was estimated using a Monte Carlo simulation with an embedded lattice model using the assumptions included in the following table:

Grant Year	Expected Term (Years)[1]	Expected Stock Volatility[2]	Expected Dividend Yield[3]	Risk-Free Interest Rate[4]
2017	6.56	22.23%	2.16%	2.33%

(1) The expected term was derived using a Monte Carlo simulation with the embedded lattice model and represents the period of time that options granted are expected to be outstanding.

(2) The expected stock volatility was based upon an average of historical stock price fluctuations of BlackRock's common stock and an implied volatility at the grant date.

(3) The expected dividend yield was calculated as the most recent quarterly dividend divided by the average three-month stock price as of the grant date.

(4) The risk-free interest rate is based on the US Treasury Constant Maturities yield curve at grant date.

On May 30, 2023, pursuant to the Award Plan, the Company awarded performance-based options to purchase 814,482 shares of BlackRock common stock to certain employees as long-term incentive compensation ("2023 Performance-based Options"). Vesting of 2023 Performance-based Options is contingent upon the achievement of obtaining 130% of grant-date stock price over 60 calendar days within four years from the grant date and attainment of Company performance measures during the three-year performance period. If both hurdles are achieved, the award will vest in three tranches of 25%, 25% and 50% in May of 2027, 2028 and 2029, respectively. Vested options are exercisable for up to nine years following the grant date, and the awards are forfeited if the employee resigns before the respective vesting date. The expense for each tranche is amortized over the respective requisite service period.

The 2023 Performance-based Options have a strike price of $673.58 which was the closing price of the shares on the grant date. The grant-date fair value of the 2023 Performance-based Options was $120 million and was estimated using a Monte Carlo simulation with an embedded lattice model using the assumptions included in the following table:

Grant Year	Expected Term (Years)[1]	Expected Stock Volatility[2]	Expected Dividend Yield[3]	Risk-Free Interest Rate[4]
2023	6.02	27.73%	3.02%	3.61%

(1) The expected term was derived using a Monte Carlo simulation with the embedded lattice model and represents the period of time that options granted are expected to be outstanding.

(2) The expected stock volatility was based upon an average of historical stock price fluctuations of BlackRock's common stock and an implied volatility at the grant date.

(3) The expected dividend yield was calculated as the most recent quarterly dividend divided by the average three-month stock price as of the grant date.

(4) The risk-free interest rate is based on the US Treasury Constant Maturities yield curve at grant date.

Time-Based Stock Options

On May 30, 2023, pursuant to the Award Plan, the Company awarded time-based stock options to purchase 326,391 shares of BlackRock common stock to certain employees as long-term incentive compensation ("2023 Time-based Options"). These awards will vest in three tranches of 25%, 25% and 50% in May 2027, 2028 and 2029, respectively. Vested options can be exercised up to nine years following the grant date, and the awards are forfeited if the employee resigns before the respective vesting date.

The 2023 Time-based Options have a strike price of $673.58 which was the closing price of the shares on the grant date. The grant-date fair value of the 2023 Time-based Options was $55 million and was estimated using a Black-Scholes-Merton model using the assumptions included in the following table:

Grant Year	Expected Term (Years)(1)	Expected Stock Volatility(2)	Expected Dividend Yield(3)	Risk-Free Interest Rate(4)
2023	7.13	28.29%	3.02%	3.65%

(1) The expected term represents the period of time that options granted are expected to be outstanding, and was calculated as the midpoint between the weighted average time to vest and expiration.
(2) The expected stock volatility was based upon an average of historical stock price fluctuations of BlackRock's common stock and an implied volatility at the grant date.
(3) The expected dividend yield was calculated as the most recent quarterly dividend divided by the average three-month stock price as of the grant date.
(4) The risk-free interest rate is based on the US Treasury Constant Maturities yield curve at grant date.

Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to purchase the Company's common stock at 95% of the fair market value on the last day of each three-month offering period; therefore, the Company does not record compensation expense related to employees purchasing shares under the ESPP.

18. Deferred Cash Compensation and Employee Benefit Plans

Deferred Cash Compensation Plans

The components of deferred cash compensation expense are as follows:

(in millions)	2023	2022	2021
Deferred cash compensation expense:			
IPDCP	**$ 195**	$ 228	$ 304
VDCP	**17**	(18)	12
Other(1)	**14**	14	74
Total deferred cash compensation expense	**$ 226**	$ 224	$ 390

(1) Amounts primarily relate to deferred cash compensation in connection with certain acquisitions.

Investment Professional Deferred Compensation Program ("IPDCP"). The Company adopted IPDCP for the purpose of providing deferred compensation and retention incentives to certain employees. For this plan, the final value of the deferred amount to be distributed in cash upon vesting is associated with investment returns of certain investment funds. In January 2023, 2022 and 2021, the Company granted approximately $90 million, $257 million, and $321 million of deferred compensation that will fluctuate with investment returns and will vest ratably over three years from the date of grant. The liabilities for this plan were $313 million and $358 million at December 31, 2023 and 2022, respectively, and are reflected in the consolidated statements of financial condition as accrued compensation and benefits. In January 2024, the Company granted approximately $114 million of additional deferred compensation that will fluctuate with investment returns and will vest ratably over three years from the date of grant.

Voluntary Deferred Compensation Plan. The Company adopted a Voluntary Deferred Compensation Plan ("VDCP") that allows eligible employees in the US to elect to defer between 1% and 100% of their annual cash incentive compensation. The participants must specify a deferral period of up to 10 years from the year of deferral and additionally elect to receive distributions in the form of a lump sum or in up to 10 annual installments. VDCP deferred cash compensation expense includes the mark-to-market impact of investment returns. The liability balance of $144 million and $108 million at December 31, 2023 and 2022, respectively, is reflected on the consolidated statements of financial condition as accrued compensation and benefits.

Other Deferred Cash Plans. The liabilities related to other deferred cash plans granted in connection with certain acquisitions were approximately $82 million and $71 million at December 31, 2023 and 2022, respectively.

In 2019, the Company adopted a carried interest retention incentive program referred to as the BlackRock Leadership Retention Carry Plan, pursuant to which senior-level employees (but not including the Chief Executive Officer), as may be determined by the Company from time to time, will be eligible to receive a portion of the cash payments, based on their percentage points, in the total carried interest distributions paid to the Company from participating carry funds. Cash payments, if any, with respect to these percentage points will be made over time following the recipient's termination of employment due to qualified retirement, death or disability, subject to his or her execution of a release of claims and continued compliance with his or her restrictive covenant obligations following termination. There was no material impact to the consolidated financial statements.

Defined Contribution Plans

The Company has several defined contribution plans primarily in the US and UK.

Certain of the Company's US employees participate in a defined contribution plan. Employee contributions of up to 8% of eligible compensation, as defined by the plan and subject to Internal Revenue Code limitations, are matched by the Company at 50% up to a maximum of $5,000 annually. In addition, the Company makes an annual retirement contribution to eligible participants equal to 3-5% of eligible compensation. The Company's contribution expense related to this plan was $86 million in 2023, $83 million in 2022, and $101 million in 2021.

Certain UK wholly owned subsidiaries of the Company contribute to defined contribution plans for their employees. The contributions range between 6% and 15% of each employee's eligible compensation. The Company's contribution expense related to these plans was $64 million in 2023, $60 million in 2022, and $57 million in 2021.

In addition, the contribution expense related to defined contribution plans in other regions was $42 million in 2023, $41 million in 2022 and $36 million in 2021.

Defined Benefit Plans. The Company has several defined benefit pension plans with plan assets of approximately $28 million and $29 million at December 31, 2023 and 2022, respectively. The underfunded obligations at December 31, 2023 and 2022 were not material. Benefit payments for the next five years and in aggregate for the five years thereafter are not expected to be material.

19. Related Party Transactions

Determination of Related Parties

Registered Investment Companies and Equity Method Investments. The Company considers the registered investment companies that it manages, which include mutual funds and exchange-traded funds, to be related parties as a result of the Company's advisory relationship. In addition, equity method investments are considered related parties, due to the Company's influence over the financial and operating policies of the investee.

Revenue from Related Parties

Revenue for services provided by the Company to these and other related parties are as follows:

(in millions)	2023	2022	2021
Investment advisory, administration fees and securities lending revenue(1)	**$ 10,757**	$ 10,848	$ 11,474
Investment advisory performance fees(1)	**286**	244	555
Advisory and other revenue(2)	**(31)**	(31)	(16)
Total revenue from related parties	**$ 11,012**	$ 11,061	$ 12,013

(1) Amounts primarily include revenue from registered investment companies and equity method investees.

(2) Amounts primarily include the Company's share of the investee's underlying net income or (loss) from equity method investees.

The Company provides investment advisory and administration services to its open- and closed-end funds and other commingled or pooled funds and separate accounts in which related parties invest.

Receivables and Payables with Related Parties. Due from related parties, which is included within other assets on the consolidated statements of financial condition, was $203 million and $396 million at December 31, 2023 and 2022, respectively, and primarily represented receivables from certain investment products managed by BlackRock. Accounts receivable at December 31, 2023 and 2022 included $1.1 billion and $1.0 billion, respectively, related to receivables from BlackRock mutual funds and ETFs, for investment advisory and administration services.

Due to related parties, which is included within other liabilities on the consolidated statements of financial condition, was $21 million and $15 million at December 31, 2023 and 2022, respectively, and primarily represented payables to certain investment products managed by BlackRock.

20. Net Capital Requirements

The Company is required to maintain net capital in certain regulated subsidiaries within a number of jurisdictions, which is partially maintained by retaining cash and cash equivalent investments in those subsidiaries or jurisdictions. As a result, such subsidiaries of the Company may be restricted in their ability to transfer cash between different jurisdictions and to their parents. Additionally, transfers of cash between international jurisdictions may have adverse tax consequences that could discourage such transfers.

Banking Regulatory Requirements. BlackRock Institutional Trust Company, N.A. ("BTC"), a wholly owned subsidiary of the Company, is chartered as a national bank whose powers are limited to trust and other fiduciary activities and which is subject to regulatory capital requirements administered by the US Office of the Comptroller of the Currency. Federal banking regulators would be required to take certain actions and permitted to take other actions in the event of BTC's failure to meet minimum capital requirements that, if undertaken, could have a direct material effect on the Company's consolidated financial statements.

Quantitative measures established by regulators to ensure capital adequacy require BTC to maintain a minimum Common Equity Tier 1 capital and Tier 1 leverage ratio, as well as Tier 1 and total risk-based capital ratios. Based on BTC's calculations as of December 31, 2023 and 2022, it exceeded the applicable capital adequacy requirements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(in millions)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2023						
Total capital (to risk weighted assets)	**$775**	**145.8%**	**$43**	**8.0%**	**$53**	**10.0%**
Common Equity Tier 1 capital (to risk weighted assets)	**$771**	**145.1%**	**$24**	**4.5%**	**$35**	**6.5%**
Tier 1 capital (to risk weighted assets)	**$771**	**145.1%**	**$32**	**6.0%**	**$43**	**8.0%**
Tier 1 capital (to average assets)	**$771**	**65.9%**	**$47**	**4.0%**	**$59**	**5.0%**
December 31, 2022						
Total capital (to risk weighted assets)	$691	126.1%	$44	8.0%	$55	10.0%
Common Equity Tier 1 capital (to risk weighted assets)	$684	124.8%	$25	4.5%	$36	6.5%
Tier 1 capital (to risk weighted assets)	$684	124.8%	$33	6.0%	$44	8.0%
Tier 1 capital (to average assets)	$684	62.8%	$44	4.0%	$54	5.0%

Broker-dealers. BlackRock Investments, LLC and BlackRock Execution Services are registered broker-dealers and wholly owned subsidiaries of BlackRock that are subject to the Uniform Net Capital requirements under the Securities Exchange Act of 1934, which requires maintenance of certain minimum net capital levels.

Capital Requirements. At December 31, 2023 and 2022, the Company was required to maintain approximately $1.8 billion and $2.2 billion, respectively, in net capital in certain regulated subsidiaries, including BTC, entities regulated by the Financial Conduct Authority and Prudential Regulation Authority in the UK, and the Company's broker-dealers. The Company was in compliance with all applicable regulatory net capital requirements.

21. Accumulated Other Comprehensive Income (Loss)

The following table presents changes in AOCI for 2023, 2022 and 2021:

(in millions)	2023	2022	2021
Beginning balance	**$ (1,101)**	$ (550)	$ (337)
Foreign currency translation adjustments(1)	**261**	(551)	(213)
Ending balance	**$ (840)**	$ (1,101)	$ (550)

(1) Amount for 2023 includes a loss from a net investment hedge of $20 million (net of tax benefit of $6 million). Amount for 2022 includes a gain from a net investment hedge of $37 million (net of tax expense of $12 million). Amount for 2021 includes a gain from a net investment hedge of $46 million (net of tax expense of $14 million).

22. Capital Stock

Cash Dividends for Common Shares / RSUs. During 2023, 2022 and 2021, the Company paid cash dividends of $20.00 per share (or $3.0 billion), $19.52 per share (or $3.0 billion) and $16.52 per share (or $2.5 billion), respectively.

Share Repurchases. In January 2023, the Company announced that the Board of Directors authorized the repurchase of an additional seven million shares under the Company's existing share repurchase program for a total of up to approximately 7.9 million shares of BlackRock common stock. The timing and actual number of shares repurchased will depend on a variety of factors, including legal limitations, price and market conditions.

During 2023, the Company repurchased 2.2 million common shares under the Company's existing share repurchase program for approximately $1.5 billion. At December 31, 2023, there were approximately 5.7 million shares still authorized to be repurchased under the program.

The Company's common shares issued and outstanding and related activity consist of the following:

	Shares Issued		Shares Outstanding
	Common Shares	Treasury Common Shares	Common Shares
December 31, 2020	172,075,373	(19,542,488)	152,532,885
Shares repurchased	—	(1,421,994)	(1,421,994)
Net issuance of common shares related to employee stock transactions	—	573,600	573,600
December 31, 2021	172,075,373	(20,390,882)	151,684,491
Shares repurchased	—	(2,710,821)	(2,710,821)
Net issuance of common shares related to employee stock transactions	—	782,822	782,822
December 31, 2022	172,075,373	(22,318,881)	149,756,492
Shares repurchased	—	(2,176,538)	(2,176,538)
Net issuance of common shares related to employee stock transactions	—	920,120	920,120
December 31, 2023	**172,075,373**	**(23,575,299)**	**148,500,074**

23. Restructuring Charge

In the fourth quarter of 2023, a restructuring charge of $61 million ($46 million after-tax), comprised of $47 million of severance and $14 million of compensation expense for accelerated vesting of previously granted deferred compensation awards, was recorded in connection with initiatives to reorganize specific platforms, primarily Aladdin and illiquid alternative investments.

In the fourth quarter of 2022, a restructuring charge of $91 million ($69 million after-tax), comprised of $58 million of severance and $33 million of expense related to the accelerated amortization of previously granted stock-based compensation awards, was recorded in connection with an initiative to modify the size and shape of the workforce to align more closely with strategic priorities.

The table below presents a rollforward of the Company's restructuring liability for 2023 and 2022, which is included in other liabilities on the consolidated statements of financial condition:

(in millions)	
Liability as of December 31, 2021	$ —
Additions	91
Accelerated vesting expense of deferred compensation awards	(33)
Liability as of December 31, 2022	58
Cash payments	(58)
Additions	61
Accelerated vesting expense of deferred compensation awards	(14)
Liability as of December 31, 2023	**$ 47**

24. Income Taxes

The components of income tax expense for 2023, 2022 and 2021, are as follows:

(in millions)	2023	2022	2021
Current income tax expense:			
Federal	**$ 641**	$ 255	$ 2,031
State and local	**176**	(9)	226
Foreign	**538**	448	576
Total net current income tax expense	**1,355**	694	2,833
Deferred income tax expense (benefit):			
Federal	**101**	562	(935)
State and local	**11**	64	(150)
Foreign	**12**	(24)	220
Total net deferred income tax expense (benefit)	**124**	602	(865)
Total income tax expense	**$ 1,479**	$ 1,296	$ 1,968

Income tax expense has been based on the following components of income before taxes, less net income (loss) attributable to NCI:

(in millions)	2023	2022	2021
Domestic	**$ 4,565**	$ 4,604	$ 5,030
Foreign	**2,416**	1,870	2,839
Total	**$ 6,981**	$ 6,474	$ 7,869

The foreign income before taxes includes countries that have statutory tax rates that are different than the US federal statutory tax rate of 21%, such as the UK, Canada, Germany and Ireland.

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 21% for 2023, 2022 and 2021 is as follows:

(in millions)	2023		2022		2021	
Statutory income tax expense	**$ 1,466**	**21%**	$ 1,360	21%	$ 1,653	21%
Increase (decrease) in income taxes resulting from:						
State and local taxes (net of federal benefit)	**110**	**2**	115	2	121	2
Impact of federal, foreign, state, and local tax rate changes on deferred taxes	**—**	**—**	(25)	—	125	2
Stock-based compensation awards	**(41)**	**(1)**	(87)	(1)	(43)	(1)
Resolution of outstanding tax matters	**(204)**	**(3)**	(143)	(2)	—	—
Effect of foreign tax rates	**112**	**2**	23	—	32	—
Other	**36**	**—**	53	—	80	1
Income tax expense	**$ 1,479**	**21%**	$ 1,296	20%	$ 1,968	25%

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. These temporary differences result in taxable or deductible amounts in future years.

The components of deferred income tax assets and liabilities are shown below:

	December 31,	
(in millions)	2023	2022
Deferred income tax assets:		
Compensation and benefits	**$ 375**	$ 568
Loss carryforwards	**95**	100
Capitalized costs	**216**	103
Other	**825**	903
Gross deferred tax assets	**1,511**	1,674
Less: deferred tax valuation allowances	**(59)**	(39)
Deferred tax assets net of valuation allowances	**1,452**	1,635
Deferred income tax liabilities:		
Goodwill and acquired indefinite-lived intangibles	**4,299**	4,244
Acquired finite-lived intangibles	**86**	114
Unrealized investment gains	**25**	72
Other	**340**	349
Gross deferred tax liabilities	**4,750**	4,779
Net deferred tax (liabilities)	**$ (3,298)**	$ (3,144)

Deferred income tax assets and liabilities are recorded net when related to the same tax jurisdiction. At December 31, 2023, the Company recorded on the consolidated statement of financial condition deferred income tax assets, within other assets, and deferred income tax liabilities of $208 million and $3.5 billion, respectively. At December 31, 2022, the Company recorded on the consolidated statement of financial condition deferred income tax assets, within other assets, and deferred income tax liabilities of $237 million and $3.4 billion, respectively.

Income tax expense for 2023 included $242 million discrete tax net benefits related to the resolution of certain outstanding tax matters and stock-based compensation awards that vested in 2023. Income tax expense for 2022 included $235 million of net discrete tax benefits primarily related to stock-based compensation awards that vested in 2022 and the resolution of certain outstanding tax matters, and $35 million of net noncash tax benefits related to the revaluation of certain deferred income tax liabilities.

At December 31, 2023 and 2022, the Company had available state net operating loss carryforwards of $2.7 billion and $2.5 billion, respectively, which will begin to expire in 2024. At December 31, 2023 and 2022, the Company had foreign net operating loss carryforwards of $164 million and $179 million, respectively, of which $5 million will begin to expire in 2024.

At December 31, 2023 and 2022, the Company had $59 million and $39 million of valuation allowances for deferred income tax assets, respectively, recorded on the consolidated statements of financial condition.

Current income taxes are recorded net on the consolidated statements of financial condition when related to the same tax jurisdiction. At December 31, 2023, the Company had current income taxes receivable and payable of $252 million and $85 million, respectively, recorded in other assets and accounts payable and accrued liabilities, respectively. At December 31, 2022, the Company had current income taxes receivable and payable of $354 million and $92 million, respectively, recorded in other assets and accounts payable and accrued liabilities, respectively.

The following tabular reconciliation presents the total amounts of gross unrecognized tax benefits:

(in millions)	2023	2022	2021
Balance at January 1	**$ 912**	$1,022	$ 940
Additions for tax positions of prior years	**25**	13	18
Reductions for tax positions of prior years	**(22)**	(75)	(4)
Additions based on tax positions related to current year	**49**	55	69
Additions related to business combinations	**16**	—	—
Settlements	**(231)**	(103)	(1)
Balance at December 31	**$ 749**	$ 912	$1,022

Included in the balance of unrecognized tax benefits at December 31, 2023, 2022 and 2021, respectively, are $505 million, $497 million and $616 million of tax benefits that, if recognized, would affect the effective tax rate.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued interest and penalties of $(20) million during 2023 and in total, as of December 31, 2023, had recognized a liability for interest and penalties of $140 million. The Company accrued interest and penalties of $(40) million during 2022 and in total, as of December 31, 2022, had recognized a liability for interest and penalties of $160 million. The Company accrued interest and penalties of $36 million during 2021 and in total, as of December 31, 2021, had recognized a liability for interest and penalties of $200 million.

BlackRock is subject to US federal income tax, state and local income tax, and foreign income tax in multiple jurisdictions. Tax years after 2015 remain open to US federal income tax examination.

During 2014 and 2019, the Internal Revenue Service commenced its examination of BlackRock's 2012 through 2015 tax years, for which the examination was concluded in 2023. During 2020 and 2021, the Internal Revenue Service commenced its examination of BlackRock's 2017 through 2018 tax years and 2019 tax year, respectively. During 2023, the Internal Revenue Service commenced its examination of BlackRock's 2016 tax year.

The Company is currently under audit in several state and local jurisdictions. The significant state and local income tax examinations are in New York State for tax years 2012 through 2020, for which 2012 through 2014 examination was concluded during 2023, and New York City for tax years 2012 through 2014. No open state and local tax examinations cover years earlier than 2012.

Upon conclusion of its examination, Her Majesty's Revenue and Customs ("HMRC") issued a closure notice during 2017 for various UK BlackRock subsidiaries for tax years 2009 and years after. At that time, the Company decided to pursue litigation for the tax matters included on such notice. During 2020, the Company received a favorable decision from the First Tier Tribunal ("FTT"), however, HMRC appealed to the Upper Tribunal ("UT") and the UT ruled in HMRC's favor, overturning the FTT's decision in July 2022. BlackRock appealed UT's decision to the UK Court of Appeal ("CoA") and the appeal hearing is scheduled for March 2024. BlackRock does not expect the ultimate resolution to result in a material impact to the consolidated financial statements.

From time to time, BlackRock may receive or be subject to tax authorities' assessments and challenges related to income taxes. BlackRock does not currently expect the ultimate resolution of any other existing matters to be material to the consolidated financial statements.

At December 31, 2023, it is reasonably possible the total amounts of unrecognized tax benefits will change within the next twelve months due to completion of tax authorities' exams or the expiration of statues of limitations. Management estimates that the existing liability for uncertain tax positions could decrease by approximately $65 million to $280 million within the next twelve months.

25. Earnings Per Share

The following table sets forth the computation of basic and diluted EPS for 2023, 2022 and 2021:

(in millions, except shares and per share data)	2023	2022	2021
Net income attributable to BlackRock, Inc.	**$ 5,502**	$ 5,178	$ 5,901
Basic weighted-average shares outstanding	**149,327,558**	150,921,161	152,236,047
Dilutive effect of:			
Nonparticipating RSUs	**969,089**	1,119,829	1,507,859
Stock options	**409,804**	399,481	660,451
Total diluted weighted-average shares outstanding	**150,706,451**	152,440,471	154,404,357
Basic earnings per share	**$ 36.85**	$ 34.31	$ 38.76
Diluted earnings per share	**$ 36.51**	$ 33.97	$ 38.22

For 2023, 194,240 shares primarily related to stock options were excluded from the calculation of EPS because to include them would have an anti-dilutive effect. The amount of anti-dilutive RSUs and stock options were immaterial for 2022 and 2021. Certain performance-based RSUs and options were excluded from diluted EPS calculation because the designated contingencies were not met for 2023, 2022 and 2021, respectively.

26. Segment Information

The Company's management directs BlackRock's operations as one business, the asset management business. The Company utilizes a consolidated approach to assess performance and allocate resources. As such, the Company operates in one business segment.

The following table illustrates total revenue for 2023, 2022 and 2021 by geographic region. These amounts are aggregated on a legal entity basis and do not necessarily reflect where the customer resides or affiliated services are provided.

(in millions)

Revenue	2023	2022	2021
Americas	**$ 11,899**	$ 11,931	$ 12,399
Europe	**5,209**	5,164	6,105
Asia-Pacific	**751**	778	870
Total revenue	**$ 17,859**	$ 17,873	$ 19,374

See Note 16, *Revenue*, for further information on the Company's sources of revenue.

The following table illustrates long-lived assets that consist of goodwill and property and equipment at December 31, 2023 and 2022 by geographic region. These amounts are aggregated on a legal entity basis and do not necessarily reflect where the asset is physically located.

(in millions)

Long-lived Assets	2023	2022
Americas	**$ 15,017**	$ 14,945
Europe	**1,521**	1,329
Asia-Pacific	**98**	98
Total long-lived assets	**$ 16,636**	$ 16,372

Americas is primarily comprised of the US, Latin America and Canada. Europe is primarily comprised of the UK, the Netherlands, Switzerland, France, Ireland and Luxembourg. Asia-Pacific is primarily comprised of Hong Kong, Australia, Japan and Singapore.

27. Subsequent Events

In January 2024, BlackRock announced that it had entered into a definitive agreement to acquire 100% of the business and assets of Global Infrastructure Management LLC (referred to herein as Global Infrastructure Partners ("GIP")), a leading independent infrastructure fund manager, for $3 billion in cash and approximately 12 million shares of BlackRock common stock. Approximately 30% of the total consideration, all in stock, will be deferred and will be issued subject to the satisfaction of certain post-closing events. The Company intends to fund the cash consideration through $3 billion of additional debt. The Company believes the combination of GIP with BlackRock's complementary infrastructure offerings will create a broad global infrastructure franchise with differentiated origination and asset management capabilities. The GIP Transaction is expected to close in the third quarter of 2024 subject to customary regulatory approvals and other closing conditions.

On January 12, 2024, the Company announced that the Board of Directors approved BlackRock's quarterly dividend of $5.10 per share to be paid on March 22, 2024 to stockholders of record at the close of business on March 7, 2024.

The Company conducted a review for additional subsequent events and determined that no subsequent events had occurred that would require accrual or additional disclosures.

COMMON STOCK INFORMATION

Common Stock Performance Graph

The following graph compares the cumulative total stockholder return on BlackRock's common stock from December 31, 2018 through December 31, 2023, as compared with the cumulative total return of the S&P 500 Index and the S&P 500 Financials Index. The graph assumes the investment of $100 in BlackRock's common stock and in each of the two indices on December 31, 2018 and the reinvestment of all dividends, if any. The following information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. The performance graph is not necessarily indicative of future investment performance.



Total Return Performance
$300
$250
$200
$150
$100
$50
$0
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
BlackRock, Inc.
S&P 500 Index
S&P 500 Financials Index

	Period Ending					
	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
BlackRock, Inc.	$100.00	$131.83	$194.06	$251.14	$199.98	$235.72
S&P 500 Index	$100.00	$131.49	$155.68	$200.37	$164.08	$207.21
S&P 500 Financials Index	$100.00	$132.13	$129.89	$175.40	$156.92	$175.99

Corporate Information

Corporate headquarters

BlackRock, Inc.
50 Hudson Yards
New York, NY 10001
(212) 810-5800

BlackRock offices worldwide

BlackRock has offices in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.

AMERICAS

Atlanta
Bogotá
Boston
Chicago
Dallas
Denver
Greenwich
Houston
Mexico City
Miami
Montreal
New York
Newport Beach
Palo Alto
Philadelphia
Pittsburgh
Princeton
Puerto Plata
San Francisco
Santa Monica
Santiago de los Caballeros
São Paulo
Sausalito
Seattle
Toronto
Washington D.C.
West Palm Beach
Wilmington

EMEA

Amsterdam
Belgrade
Brussels
Budapest
Cape Town
Copenhagen
Dubai
Dublin
Edinburgh
Frankfurt
Geneva
London
Luxembourg
Madrid
Milan
Munich
Paris
Riyadh
Stockholm
Tel Aviv
Vienna
Zürich

ASIA-PACIFIC

Bengaluru
Beijing
Brisbane
Gurgaon
Hong Kong
Melbourne
Mumbai
Seoul
Shanghai
Singapore
Sydney
Taipei
Tokyo

Stock listing

BlackRock, Inc.'s common stock is traded on the New York Stock Exchange under the symbol BLK. At the close of business on January 31, 2024, there were 197 common stockholders of record.

Internet information

Information on BlackRock's financial results and its products and services is available on the Internet at www.blackrock.com.

Financial information

BlackRock makes available, free of charge, through its website at www.blackrock.com, under the heading "Investor Relations," its Annual Report to Stockholders, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, its Proxy Statement and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Company has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year ended December 31, 2023 with the Securities and Exchange Commission, certificates of the Chief Executive Officer and Chief Financial Officer of the Company certifying as to the Company's disclosure in such Form 10-K, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.

Deloitte & Touche LLP has provided its consent to the inclusion of its reports dated February 23, 2024, relating to the consolidated financial statements of BlackRock, Inc., and the effectiveness of BlackRock, Inc.'s internal controls over financial reporting, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which has been filed as Exhibit 23.1 to such report.

Inquiries

BlackRock will provide, free of charge to each stockholder upon written request, a copy of BlackRock's Annual Report to Stockholders, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement and all amendments to those reports. Requests for copies should be addressed to Investor Relations, BlackRock, Inc., 50 Hudson Yards, New York, NY 10001. Requests may also be directed to (212) 810-5800 or via email to invrel@blackrock.com. Copies may also be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov. Stockholders and analysts should contact Investor Relations at (212) 810-5800 or via e-mail at invrel@blackrock.com.

Registrar and transfer agent

Computershare
Investor Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Telephone:
(800) 903-8567

Design by www.addison.com


BlackRock.
2023 Annual Report